Corficolombiana
Nit 890.300.653-6

FILE No. 823437


09047129

Bogotá, D.C., October 8, 2009

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

RECEIVED
2009 OCT 20 A 10:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.'s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the document listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

Spanish and English version of the Bi-annual report, January-June 2009 CFC's.

CFC's financial statements as of June 30, 2009 are published on the web page www.corficolombiana.com, where they're available for their consultation.

Very Truly yours,



ALFONSO RORIGUEZ AZUERO
Vicepresident

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3, 7, 8 y 14 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

INFORME DE GESTIÓN Y ESTADOS FINANCIEROS
Primer Semestre 2009




RECEIVED
2009 OCT 20 A 9:05


AAA
CALIFICACIÓN
OTORGADA POR FITCH RATINGS
COLOMBIA Y BRC INVESTOR SERVICES
F1+ y BRC1+



Corficolombiana

FILE No. 823437


Corficolombiana

Informe de Gestión y Estados Financieros
Primer Semestre 2009

Corficolombiana

Junta Directiva

Directores Principales	Directores Suplentes
Luis Carlos Sarmiento Gutiérrez	José Fernando Isaza Delgado
Carlos Arcesio Paz Bautista	Jorge Iván Villegas Montoya
Alejandro Figueroa Jaramillo	Juan María Robledo Uribe
Efraín Otero Alvarez	Gerardo Silva Castro
José Hernán Rincón Gómez	Álvaro de Jesús Velásquez Cock
Guillermo Fernández De Soto	Santiago Madriñán de la Torre
José Leibovich Goldenberg	Rodrigo Llorente Martínez

Revisoría Fiscal

Nelson Germán Segura Garzón
Deloitte & Touche Ltda.


Corficolombiana

Principales Ejecutivos de la Corporación

José Elías Melo Acosta
Presidente

Alfonso Rodríguez Azuero
Vicepresidente Ejecutivo

Gustavo Antonio Ramírez Galindo
Vicepresidente de Inversiones

Oscar Javier Cantor Holguin
Vicepresidente Tesorería

Daniel Humberto Gómez Martínez
Vicepresidente Banca Comercial

Alejandro Sánchez Vaca
Vicepresidente Ejecutivo Banca de Inversión

María Esperanza Mojica Rodríguez
Secretaria General

Marcela Acuña Ramírez
Gerente Jurídico

Luis Jairo Salinas Clavijo
Contralor



Contenido

INFORME DE GESTIÓN

Presentamos a consideración de los señores accionistas el informe de gestión de la Corporación Financiera Colombiana S.A., correspondiente al primer semestre del año 2009. El informe contiene una reseña de los principales eventos económicos que rodearon la actividad de la entidad, así como el análisis de los resultados obtenidos.

ACTIVIDAD ECONÓMICA

Durante 2008 y los primeros meses de 2009 la actividad económica a nivel local ha presentado una desaceleración importante, producto de los efectos de la crisis en los mercados financieros internacionales que comenzó al finalizar 2007 y de la política monetaria contraccionista implementada por el Banco de la República entre 2006 y 2008. De acuerdo con las cifras publicadas por el DANE, en el primer trimestre de 2009 la economía colombiana se contrajo a una tasa de 0.6% anual, frente a un crecimiento de 4.2% en el mismo periodo del año anterior (Gráfico 1).

Gráfico 1
Comportamiento PIB - demanda


Exportaciones netas
Consumo final
Inversión
PIB
14
12
10
8
6
4
2
0
-2
-4
(%)
Mar-06
Jun-06
Sep-06
Dic-06
Mar-07
Jun-07
Sep-07
Dic-07
Mar-08
Jun-08
Sep-08
Dic-08
Mar-09

Fuente: DANE.

Analizando el comportamiento del producto por el lado de la demanda, se puede apreciar que la mayor contracción se presentó en la inversión, la cual registró una caída anual de 1.3%, lo que se tradujo en una contribución negativa de 0.26 puntos porcentuales a la contracción del PIB del primer trimestre de 2009. Si bien es cierto que esta corrección en el ritmo de crecimiento de la inversión era de esperarse, también se puede interpretar como una señal de la lenta recuperación que va a presentar la producción industrial en los próximos años (Gráfico 2).

Gráfico 2
Comportamiento PIB - oferta


2009-I
2008-IV
Minas y canteras
10.6%
6.4%
Establecimientos financieros
4.7%
3.9%
Construcción
4.1%
-11.3%
Electricidad, gas y agua
1.9%
1.0%
Servicios sociales
-0.2%
0.3%
Agropecuario
-0.8%
-0.6%
Transporte
-2.0%
0.4%
Comercio
-2.7%
-0.6%
Industria
-7.9%
-7.9%
PIB
-0.6%
-1.0%

Fuente: DANE.

Por su parte, al analizar el comportamiento del PIB por el lado de la oferta, se puede apreciar que la mayor desaceleración la ha presentado la industria manufacturera, que por segundo semestre consecutivo se contrajo 7.9% en términos anuales. Así mismo, la muestra mensual manufacturera publicada por el DANE para abril muestra una contracción de 14.5% en términos reales, lo que indica que en los próximos meses no se presentará una corrección en este sector (Gráfico 3).

Gráfico 3
Muestra mensual manufacturera



Crecimiento 12 meses
Promedio 12 meses
(%)
20.0
15.0
10.0
5.0
0.0
-5.0
-10.0
-15.0
-20.0
Abr-05
Jul-05
Oct-05
Ene-06
Abr-06
Jul-06
Oct-06
Ene-07
Abr-07
Jul-07
Oct-07
Ene-08
Abr-08
Jul-08
Oct-08
Ene-09
Abr-09

Fuente: DANE.

Gráfico 4
Licencias de construcción



Crecimiento anual
Promedio 12 meses
(%)
100
80
60
40
20
0
-20
-40
-60
Dic-04
Mar-05
Jun-05
Sep-05
Dic-05
Mar-06
Jun-06
Sep-06
Dic-06
Mar-07
Jun-07
Sep-07
Dic-07
Mar-08
Jun-08
Sep-08
Dic-08
Mar-09

Fuente: DANE.

Por su parte, el sector de la construcción, que mostraba la mayor desaceleración hasta el cuarto trimestre de 2008, presentó una corrección durante el primer trimestre de 2009 y creció a una tasa anual de 4.1%. Este comportamiento obedece al incremento de 21.2% en obras civiles, el cual puede estar asociado parcialmente con la estrategia del gobierno de impulsar la economía del país a través de un incremento en la inversión. Sin embargo, el sector de construcción de edificaciones continúa presentado una desaceleración como consecuencia del impacto negativo que ha tenido el aumento en el desempleo sobre la demanda por créditos hipotecarios y por vivienda nueva. Una evidencia de lo anterior se aprecia en el comportamiento de las licencias de vivienda, las cuales a marzo presentaban una caída de 10% (Gráfico 4).

El sector que presentó el mayor ritmo de crecimiento durante el primer trimestre del año fue el de establecimientos financieros, el cual creció a una tasa anualizada de 4.7%. A pesar de la desaceleración en el comportamiento de la cartera de créditos (como se analizará más adelante), en la medida en que la cartera continúe creciendo a tasas positiva, y que se sigan generando ingresos por el negocio de tesorería, el comportamiento de esta rama de la actividad económica continuará siendo positivo.

Inflación y tasas de interés

Durante 2007 y 2008 el incremento en la demanda interna, sumado a las restricciones de oferta que se presentaron en algunos alimentos generó presiones inflacionarias. Lo anterior llevó a que durante estos dos años la variación anual del Índice de Precios al Consumidor fuera superior a la meta establecida por el Banco de la República (Gráfico 5).

Sin embargo, la desaceleración de la demanda interna, y en especial las condiciones favorables para las cosechas de los principales alimentos, ha llevado a que la inflación anual haya presentado una corrección de 3.86 puntos porcentuales durante el primer semestre del año. Sin embargo, el comportamiento de la inflación sin alimentos nos lleva a concluir que la caída en la inflación está más asociada a una corrección del choque de oferta que se presentó durante los años anteriores, que efectivamente a la desaceleración de la demanda interna (Gráfico 6).

Gráfico 5
Inflación total y sin alimentos


Sin alimentos
Total
(%)
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Sep-08
Mar-09

Fuente: DANE.

Gráfico 6
Inflación implícita 2013


(%)
7-jul-08
28-jul-08
18-ago-08
8-sep-08
29-sep-08
20-oct-08
10-nov-08
1-dic-08
22-dic-08
12-ene-09
2-feb-09
23-feb-09
16-mar-09
6-abr-09
27-abr-09
18-may-09
8-jun-09
29-jun-09

Fuente: Banco de la República - SEN.

La caída en las presiones inflacionarias y la corrección en las expectativas de inflación de mediano plazo han llevado a que el Banco de la República haya tenido el espacio para reducir la tasa de interés de intervención en 550 pbs, dejándola en 4.5% en la actualidad.

Esta reducción en la tasa de interés de intervención se ha traducido parcialmente a las tasas de interés de la economía. Mientras que algunas tasas de interés (p.e. la DTF y el IBR) se han ajustado rápidamente a las reducciones en la tasa de interés de intervención, las tasas de interés activas y de mayor plazo no han presentado el mismo nivel de ajuste.

En este sentido, en la medida en que las reducciones en la tasa de interés de intervención no se transmitan por completo a las demás tasas de interés de la economía, la recuperación en el ritmo de crecimiento no provendrá de un aumento en el consumo vía una reactivación en la demanda de crédito. Las presiones al alza que está ejerciendo el Gobierno sobre la curva de rendimientos (ante un incremento en la oferta de títulos de deuda pública), al igual que la competencia por recursos se constituyen en el principal impedimento para que las reducciones en la tasa de interés de intervención se vean reflejadas en mejores condiciones de financiación para el sector productivo.

Bajo este escenario es de esperarse que el Banco de la República empiece a utilizar herramientas diferentes a la tasa de interés de intervención para intentar reactivar la demanda interna. En este sentido, la reducción de los requerimientos de encaje al sistema financiero, o el aumento en el portafolio de TES del Banco de la República podrían constituirse en una forma de inyectar liquidez a la economía.

Sector externo y tasa de cambio

Si bien es cierto que en el corto plazo el comportamiento de la tasa de cambio ha estado influenciado por factores de mercado, tales como el nivel de aversión al riesgo de los agentes, o el diferencial de tasas de interés entre Colombia y Estados Unidos, en el mediano y largo plazo los principales determinantes del tipo de cambio están relacionados con el movimiento de divisas que se resume en la balanza de pagos.

Bajo este escenario es necesario tener en cuenta el comportamiento de las principales cuentas que componen la balanza de pagos, para de este modo estimar el impacto que puede tener la coyuntura económica actual sobre la tasa de cambio (Cuadro 1).

Al analizar el comportamiento de la Cuenta Corriente se puede apreciar que el déficit se ha reducido en 256 millones de dólares, lo cual ha estado influenciado por una caída de la salida de capitales por concepto de renta de los factores. En la medida en que la desaceleración económica ha tenido efectos negativos sobre la generación de caja de las empresas locales, los dividendos pagados por las empresas colombianas a sus filiales en el exterior se han reducido, llevando a que se presente una caída de 581 millones de dólares en los egresos relacionados con la renta de los factores.

Este efecto ha sido parcialmente compensado por un incremento de 143 millones de dólares en el déficit comercial. Este comportamiento ha estado asociado a los menores ingresos provenientes de la caída en el valor de las exportaciones (dados los menores precios de los bienes primarios). Del mismo modo, el incremento en el desempleo en países como Estados Unidos y España ha llevado a que se reduzca la entrada de remesas al país. Lo anterior se ha visto reflejado en una caída de 47 millones de dólares en esta cuenta.

Revisando el comportamiento de la cuenta de capitales, se puede apreciar que el superávit presentó una caída de 541 millones de dólares, la cual ha estado sustentada por una reducción de 346 millones de dólares en la inversión extranjera directa y de 946 millones de dólares en los flujos financieros de corto plazo.

Sector financiero

Después de crecer a tasas superiores al 20% durante 2007 y 2008, la cartera de créditos ha presentado una desaceleración importante y a mayo presentó un crecimiento anual de 12.64%. Las carteras que han presentado el mayor ritmo de desaceleración han sido la cartera de consumo y la cartera hipotecaria, las cuales pasaron de crecer a una tasa promedio de 32% y 13% respectivamente a 3.05% y 3.95% en la actualidad (Gráfico 7).

Cuadro 1. Balanza de pagos
(USD millones)

	2008Q1	2009Q1	Variación absoluta
Cuenta corriente	**-1,232**	**-976**	**256**
Bienes y servicios no factoriales	-216	-359	-143
Renta de factores	-2,323	-1,837	486
Transferencias	1,307	1,220	-86
Cuenta de capitales	**1,724**	**1,183**	**-541**
Flujos financieros de largo plazo	2,750	3,156	405
Activos	384	1,168	784
Pasivos	3,134	4,323	1,189
Otros	0	0	0
Flujos financieros de corto plazo	-1,026	-1,973	-946
Activos	798	1,104	306
Pasivos	-228	-869	-641
Errores y omisiones	154	-196	

Fuente: Banco de la República.

Gráfico 7
Crecimiento de cartera por modalidad


Consumo
Vivienda
Microcrédito
Comercial
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
(Crecimiento anual, %)
May-06
Jul-06
Sep-06
Nov-06
Ene-07
Mar-07
May-07
Jul-07
Sep-07
Nov-07
Ene-08
Mar-08
May-08
Jul-08
Sep-08
Nov-08
Ene-09
Mar-09
May-09

Fuente: Superfinanciera.

La desaceleración de la cartera de créditos, en especial de consumo e hipotecario, ha estado asociada a la caída del ingreso disponible de los hogares, derivada en parte de un aumento en el nivel de desempleo. En este sentido, la expectativa de una caída en el ingreso permanente de los hogares, ante la expectativa de pérdida del ingreso por parte de algún miembro del hogar debería conducir a que en el mediano plazo no se presente una recuperación en el consumo de los hogares vía un mayor nivel de endeudamiento.

Como consecuencia de lo anterior, las utilidades del sector financiero reflejan la desaceleración en el crecimiento de la cartera. Mientras que al cierre de 2008 las utilidades del sector financiero presentaban un crecimiento de 21.04%, en mayo esta cifra ascendió a 12.69% (Gráfico 8).

La caída en los ingresos derivados de la actividad de intermediación crediticia por parte de la banca local se ha visto parcialmente compensada por un incremento de los ingresos asociados con las actividades de tesorería. La caída de la tasa de interés de intervención, al igual que las menores expectativas inflacionarias de mediano plazo ha llevado a que se presente una valorización en los títulos de renta fija. Este comportamiento sumado a la desaceleración en la demanda de créditos por parte de los agentes se constituyó en el ambiente propicio para que las entidades financieras incrementen su exposición en títulos de deuda pública (Gráfico 9).

Gráfico 8
Crecimiento utilidades sistema financiero


50.0
40.0
30.0
20.0
10.0
0.0
-10.0
-20.0
-30.0
-40.0
(Crecimiento anual, %)
May-06
Ago-06
Nov-06
Feb-07
May-07
Ago-07
Nov-07
Feb-08
May-08
Ago-08
Nov-08
Feb-09
May-09

Fuente: Superfinanciera.

Gráfico 9
Participación inversiones sobre el activo total


35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
(% activo)
May-06
Ago-06
Nov-06
Feb-07
May-07
Ago-07
Nov-07
Feb-08
May-08
Ago-08
Nov-08
Feb-09
May-09

Fuente: Superfinanciera.

Aún así, existen riesgos asociados al deterioro de la calidad de la cartera que puede tener efectos negativos sobre las utilidades del sector financiero. En el último año, el indicador ha presentado un incremento de 0.62 puntos porcentuales y de 1.87 puntos porcentuales en los últimos dos años. Lo anterior, ha conducido a que el gasto en provisiones haya presentado un incremento superior al 40% en el último año.

A pesar del incremento en el gasto en provisiones y el leve deterioro de la calidad de la cartera, los indicadores de solidez del sistema financiero evidencian que los bancos locales están en capacidad de afrontar mayores deterioros de la calidad de la cartera. En los últimos meses las entidades financieras han reducido su nivel de apalancamiento, lo cual está asociado principalmente a dos factores: (i) el fortalecimiento patrimonial que han venido llevando a cabo, y (ii) la desaceleración de la demanda interna que generó una caída en el ritmo de crecimiento de la cartera de crédito. El primero de estos puntos cobra especial relevancia si se tienen en cuenta los efectos negativos que pueda tener un eventual deterioro de la calidad de la cartera sobre el patrimonio de las entidades financieras. En este sentido, indicadores como el margen de solvencia evidencian que el sistema financiero local está preparado para afrontar un mayor deterioro de la calidad crediticia de sus activos (Gráfico 10).

En este sentido, a pesar de la coyuntura económica actual, la solidez patrimonial presentada por las distintas entidades financieras evidencia que el sistema financiero se encuentra preparado para los efectos que pueda tener la desaceleración económica actual. Del mismo modo, la baja proporción de los derivados y divisas dentro de la rentabilidad del sistema nos lleva a concluir que una crisis del sistema financiero derivada de una caída en el valor de los activos subyacentes, como la sucedida en Estados Unidos y Europa, es poco probable a nivel local.

Gráfico 10
Indicador de solvencia establecimientos de crédito


14.50
14.00
13.50
13.00
12.50
12.00
11.50
11.00
(%)
Dic-06
Feb-07
Abr-07
Jun-07
Ago-07
Oct-07
Dic-07
Feb-08
Abr-08
Jun-08
Ago-08
Oct-08
Dic-08
Feb-09
Abr-09

Fuente: Superfinanciera.

PRINCIPALES CIFRAS DE LA CORPORACIÓN

A cierre del primer semestre del año 2009 la Corporación presentó un total de activos de $3,974,753 millones, con un crecimiento de 15.85% frente al total de activos a diciembre de 2008 y superior en 14.58% al mismo periodo del año anterior. En el activo el rubro más importante y con mayor variación es el total de inversiones, que registraron un saldo de $3,576,402 millones, de los cuales $2,239,881 millones corresponde a inversiones de renta variable, incluyendo valorizaciones, y $1,336,521 millones a inversiones de renta fija, el total de inversiones representa el 90% del total del activo.

El total de pasivos a junio de 2009 fue de $1,826,326 millones donde los renglones más destacados son los depósitos en cdt´s y cuentas de ahorro que alcanzaron un valor de $1,165,957 millones, y las operaciones de interbancarios y repos cuyo saldo fue de $572,539 millones. El pasivo mostró un incremento de 23.58% frente al cierre del año 2008 y de 15% frente al cierre del primer semestre del año anterior.

El patrimonio de la Corporación a 30 de junio de 2009 fue de $2,148,427 millones, superior en 13.39% al valor de cierre en junio de 2008 y un 10% mayor al valor de cierre del año 2008. Con este nivel patrimonial Corficolombiana se ubica en el cuarto lugar dentro del total del sistema financiero, después del patrimonio de los bancos Bancolombia, Banco de Bogotá y Davivienda.

La relación de solvencia al finalizar el primer semestre de 2009 fue de 46.16%.

Pérdidas y Ganancias

La Corporación registró a cierre del primer semestre del año 2009 una utilidad neta de $138,266 millones, superior en 42.09% a la utilidad registrada en el mismo periodo del año anterior. El rubro más importante dentro del estado de resultados de la Corporación es el de los dividendos; también se destacó la gestión de la Tesorería que generó ingresos sustanciales para la Corporación. Es relevante mencionar que los resultados de la Corporación provienen en su mayoría de los ingresos operacionales, reflejando la estabilidad y el fortalecimiento del negocio de inversiones y del negocio financiero.

Fecha	Utilidad neta
Junio 2006	114,547
Diciembre 2006	558,278
Junio 2007	105,263
Diciembre 2007	100,399
Junio 2008	97,312
Diciembre 2008	127,466
Junio 2009	138,266

Cifras en millones de pesos.

En el periodo enero-junio de 2009 el resultado operacional neto fue de $131,953 millones, superior en más de un 100% al valor presentado en el primer semestre del año 2008.

Fecha	Resultado operacional neto
Junio 2006	107,382
Diciembre 2006	548,275
Junio 2007	76,397
Diciembre 2007	54,429
Junio 2008	61,826
Diciembre 2008	118,459
Junio 2009	131,959

Cifras en millones de pesos.

Estos resultados reflejan el esfuerzo que se ha venido realizando en las empresas que conforman el portafolio de inversiones para mantener rendimientos estables y el buen comportamiento de los ingresos generados por el área de Tesorería, superiores al año anterior en más de un 30%.

En el negocio de inversiones de capital, durante el primer semestre de 2009, se recibieron dividendos por $120,270 millones, que supera en 28.5% los dividendos recibidos en el año mismo periodo del año anterior. Adicionalmente el rubro de valoración de inversiones registró un ingreso neto de $19,037millones, donde el mayor impacto lo generó en el mes de abril el cambio de bursatilidad de la acción de Gas Natural.

El área de banca de inversión participó en el resultado operacional neto del primer semestre de 2009 con ingresos por $3,129 millones.

Por su parte el negocio financiero de la Corporación, que incluye las actividades de intermediación (tesorería y banca privada), mostró un excelente comportamiento en el primer semestre del año, con un crecimiento en los ingresos de más del 30% frente al primer semestre de 2008. El negocio de tesorería, que incluye valoración de portafolio, trading y mercado de divisas, generó en el primer semestre del año ingresos brutos por $93,959 millones, superior en un 32% al valor registrado en el mismo período del año anterior. Por su parte el área de banca privada generó comisiones por $2,530 millones en el período enero-junio de 2009.

También es importante mencionar que la Corporación ha venido haciendo un esfuerzo muy importante en la disminución de los gastos administrativos, en el primer semestre de 2009 este rubro presentó una disminución de casi 4% en términos nominales frente al mismo período del año anterior.

NEGOCIO DE INVERSIONES

Inversiones de Capital

Nuestra gestión en este semestre dónde la mayoría de los indicadores económicos mostraron una tendencia a la baja, se centró en fortalecer la competitividad de la mayoría de nuestras empresas. Nuestro esfuerzo se ha centrado en aplicar políticas de mejora de eficiencia y optimización de recursos, regular producciones de acuerdo a la evolución de la demanda, reprogramar planes de ensanches y modernizaciones, así como la salida de líneas de negocios que no generan valor en las empresas.

Durante este período las empresas del portafolio han generado buenos resultados, cumpliendo en su mayoría con su presupuesto semestral y generando utilidades para sus accionistas.

Portafolio de Inversiones

A Junio de 2009, el portafolio de inversiones de la Corporación tenía participaciones en 66 empresas y un Fondo de Capital Privado. Este portafolio está caracterizado por una composición sectorial diversificada, con capacidad de generación estable de dividendos y oportunidades de crecimiento y realización de valor. Su valor en libros asciende a $2.2 billones de pesos, desagregado por sectores como se muestra a continuación (Gráfico 11).

Valoración

En el primer semestre del año, el valor del portafolio creció un 6% en un período donde la economía Colombiana ha

Gráfico 11
Composición portafolio de inversiones CFC por sector
(Junio de 2009)


Otras
1%
Inmobiliario
2%
Gas
38%
Energía
11%
Combustibles
4%
Industrial
5%
Hotelería
7%
Concesiones
11%
Agroindustrial
10%
Financiero
11%
Total junio
de 2009 = $2.2 billones

Fuente: CFC Inversiones.

sufrido una desaceleración aproximada del 2.5% real. Las inversiones en el sector real suman $1.96 billones, correspondientes al 89% del portafolio. A su vez, las inversiones en infraestructura constituyen el 60 % del portafolio, lo que representa una inversión de $1.31 billones.

Composición del Portafolio

Situación de Control

A Junio de 2009, la Corporación tenía control sobre once compañías del sector real, entre las cuales se encuentran: Hoteles Estelar, Pisa, Epiandes, Organización Pajonales, Pizano y Unipalma. En el sector financiero, la Corporación tiene control sobre sus cuatro filiales: Fiduciaria y Leasing CFC, Casa de Bolsa y Banco CFC Panamá.

Empresas Inscritas en Bolsa

A Junio de 2009, ocho de las compañías del sector real que conforman el portafolio se encuentran inscritas en la

Bolsa de Valores de Colombia, y representan el 51% del valor en libros del portafolio. Su clasificación de acuerdo al nivel de bursatilidad se presenta en el Cuadro 2.

Cuadro 2. Clasificación según bursatilidad
(Junio 2009)

Bursatilidad	Nombre de la empresa
Alta	Tablemac, BVC
Media	Promigas, Mineros, Enka
Baja	Gas Natural, Banco de Occidente
Sin	EEB, Colombina

Fuente: CFC Inversiones.

Calificación

La calidad del riesgo del portafolio es alta. Cincuenta y tres de un total de sesenta y siete empresas está calificada en A. Esto corresponde al 99.3% del valor en libros. Adicionalmente, las inversiones calificadas en E tienen una provisión del 100%.

Ingresos generados por el Portafolio

El ingreso por dividendos en el primer semestre de 2009 fue de $120.3 mil millones. Es importante resaltar que los dividendos aumentaron un 28% en comparación a los dividendos recibidos en el primer semestre del año anterior, este crecimiento en parte se debe al cambio de cierre semestral a anual de Promigas.

Como se ilustra en el Cuadro 3, cuatro compañías del sector real y las filiales financieras generaron el 81% del los dividendos recibidos durante el primer semestre.

Adicionalmente a los ingresos por dividendos, la Corporación realizó utilidades por $25.7 mil millones, pues en el mes de abril de 2009 la acción de Gas Natural cambió de media a baja bursatilidad.

Cuadro 3. Ingreso de dividendos
(I semestre 2009)

Compañía	Dividendos (Cop$ millones)	Porcentaje ingreso total
PROMIGAS	29,527	25
PISA	17,039	14
EPIANDES	13,215	11
EEB	11,783	10
Financieras	25,920	22
Otras	22,786	19
Total	**120,270**	**100**

Fuente: CFC Inversiones.

Gestión en el primer semestre de 2009

A continuación se muestra el resumen de las principales labores de gestión realizadas entre enero y junio de 2009.

Concesiones Viales

Concesionaria Vial de los Andes S.A. en el primer semestre del año 2009 continuó en conversaciones con el Instituto nacional de Concesiones (INCO) y con el Ministerio de Hacienda para adelantar el proceso de negociación del proyecto de la Doble Calzada Bogotá -Villavicencio teniendo en cuenta que el presupuesto de obra cuenta con la aprobación de la interventoría asignada para el proyecto. El concesionario presentó la propuesta financiera y técnica al gobierno, la cual se encuentra en estudio. Se espera que para el II semestre de 2009 se pueda llegar a un acuerdo que permita perfeccionar la ejecución del mismo. El valor del proyecto es de $1.6 billones para su ejecución desde 2010 hasta 2016.

Proyectos de Infraestructura S.A. (PISA) es la compañía que administra y opera la ruta Buga-Tuluá-La Paila la cual ha venido ejecutando la obra La Paila-La Victoria en lo corrido del año 2009. A la fecha se encuentra adelantada en un 37% y durante el año 2009 se darán al servicio las variantes de Tuluá y Bugalagrande. Esta obra promete completar una

extensión de 80 Kilómetros de vía en el departamento del Valle del Cauca. Por otro lado, a principios del año 2009 PISA entregó a la Gobernación del Valle del Cauca los diseños para la construcción de la segunda calzada entre Buga y Mediacanoa, con lo cual se completaría el corredor de doble calzada Buga-Mediacanoa-Loboguerrero-Buenaventura.

Concesiones CCFC es la compañía que administra y opera la ruta vial Bogotá-Facatativá-Los Alpes y que es controlada por Proyectos de Infraestructura S.A. Mediante el Otrosí suscrito el 30 de diciembre de 2008 se pactaron obras con el INCO que se refieren principalmente a la construcción de la segunda calzada de la variante de Madrid y segunda calzada entre el final variante de Madrid y la estación de peaje El Corzo, estas fueron contratadas con la firma Aguilar Construcciones S.A. a precio global cerrado. El 16 de Marzo de 2009 se firmó el Acta de Inicio de Obras y a la fecha se tienen abiertos tres frentes de excavación, y se encuentra desarrollando actividades de cerramiento, descapote, excavación, colocación de geomalla y terraplén encapsulado con geotextil.

Gas Comprimido del Perú S.A. (GASCOP)

En abril de 2009 se constituyó en Lima, Perú la compañía con el objeto de desarrollar un proyecto piloto de distribución de gas natural en el norte del Perú. Corficolombiana participa como socio mayoritario de la compañía y esta inversión se constituye como el primer negocio directo de Corficolombiana como inversionista de capital en el país vecino. La economía peruana se ha caracterizado en los últimos años por su dinamismo y el rápido desarrollo del sector de hidrocarburos, especialmente en lo que se refiere al gas natural. Esta compañía busca aprovechar la dinámica en mercados que aún no se han desarrollado pero cuentan con un potencial importante en términos de clientes de GNV, industriales y residenciales. Al cierre del primer semestre de 2009, cuenta con un capital de USD4.1 millones, donde Corficolombiana tiene el 80% de las acciones ordinarias, y se espera que entre a su etapa operacional durante el primer semestre de 2010.

Hoteles Estelar

La compañía ha abierto tres nuevos productos en Medellín, aumentado su oferta contribuyendo al crecimiento de la hotelería en la ciudad; los nuevos proyectos son: Estelar Blue, Estelar Milla de oro y Estelar Apartamentos donde la cadena incrementa en 360 habitaciones su oferta mediante una inversión directa de $6,266 MM equivalentes al 17% de los $37,456 MM invertidos en la construcción de los tres proyectos. Ubicados en el sector residencial del Poblado, en "La Milla de Oro", sector financiero de la ciudad, estos nuevos Hoteles fueron creados y diseñados teniendo en cuenta todas las necesidades de los visitantes tanto de turismo como de negocios, orientados a cultura de servicio diseñada para satisfacer los diferentes requerimientos. Un nuevo concepto arquitectónico, alta calidad y aprovechamiento de espacios único.

Pizano

Con la finalidad de enfrentar la debilidad de la demanda, la compañía lanzó el primer semestre de 2009 su nueva línea de negocio, "Listo para Armar de Pizano" dedicada a la fabricación de mobiliario RTA, muebles para el hogar, armarios, bibliotecas, centros de cómputo, centros de entretenimiento, un variado surtido de camas de gran calidad y resistencia, mesas de noche, tocadores y archivadores que garantizarán la posibilidad de completar ambientes homogéneos. Esta línea de muebles ya pueden ser adquiridos en varios almacenes de cadena del país.

Organización Terpel S.A.

La Corporación tiene una participación directa a través de su inversión en la Sociedad de Inversiones de Energía S.A. en la Organización Terpel. Durante el primer semestre de 2009, la Organización Terpel llevó a cabo un proceso de

reorganización de sus pasivos financieros. En este proceso Corficolombiana apoyó a la administración de la compañía a través de la sindicación de $99,000 millones con la banca local, a un plazo de 5 años. Esta operación permitió que la compañía prepagara parte de sus obligaciones en dólares, reduciendo de esta manera su exposición al riesgo cambiario y mejorando su perfil de vencimientos. Adicionalmente, la Organización Terpel ha venido consolidando sus filiales en Chile y Panamá, convirtiéndose en uno de los principales jugadores del mercado de combustibles líquidos en estos países.

Banca de Inversión

En este período la actividad del área de Banca de Inversión de la Corporación se ha enfocado principalmente en las actividades de financiación, especialmente Créditos Sindicados y Mercado de Capitales. Durante la primera mitad de este año las condiciones de liquidez del mercado han cambiado de manera significativa, incrementando el apetito por activos de renta fija en el mercado de capitales y crédito bancario. Como es usual en las actividades de Banca de Inversión, este cambio en las condiciones de mercado altera a su vez el enfoque de los negocios del área. En particular el primer semestre del año ha permitido continuar la consolidación de la posición de la Corporación en el mercado local.

Si bien durante la segunda mitad del año pasado el mercado de renta fija corporativa estuvo fuertemente restringido y se concentró en papeles de corto plazo, este año se ha caracterizado por el fenómeno contrario. En este contexto la Corporación ha sido uno de los actores importantes en la estructuración y colocación de instrumentos de renta fija, acompañando a algunos de los principales emisores del mercado.

Así mismo, durante lo corrido del año la Corporación sigue liderando la estructuración y distribución de operaciones de crédito sindicado en el mercado bancario.

De otro lado, el área de Banca de Inversión ha seguido apoyando al área de Investigaciones Económicas como herramienta base en la identificación, evaluación y ejecución de diversas transacciones, las cuales se encuentran en proceso de materialización. Finalmente, esta área ha continuado desarrollando nuevas herramientas de análisis y opinión a través de informes de investigación de mercados y análisis de acciones; así como de sus foros y participación en el debate económico nacional.

NEGOCIO FINANCIERO

Tesorería

Durante el primer semestre de 2009, en particular en los primeros meses del año, los indicadores económicos presentaron un marcado deterioro a nivel global. Sin embargo a finales de este período se evidenció una recuperación de los mismos generando optimismo en los mercados financieros y una marcada valorización en activos de riesgo como las acciones, bonos emergentes y materias primas.

En el ámbito local el Banco de la República continuó con una política monetaria expansiva bajando las tasas de interés desde un 10% en diciembre de 2008 a un 4.50% en junio de 2009. La lectura adecuada de estas políticas y del comportamiento de los mercados (contra-cíclicos en la renta fija) permitió a la tesorería generar utilidades históricamente altas en el primer semestre de 2009, manteniendo la prudencia en el manejo de los riesgos.

En el primer semestre de 2009 se aprovechó la oportunidad en los mercados de renta fija dada la coyuntura de reducción de tasas en dólares y en pesos, derivada de las políticas expansionistas emprendidas por los bancos centrales con el fin de enfrentar la crisis global.

Corficolombiana se consolidó como uno de los participantes líderes en el mercado local de deuda pública con su presencia dentro del esquema de Creadores de Mercado

del Ministerio de Hacienda y Crédito Público, ocupando el 10° lugar dentro del ranking general a junio de 2009, con una participación del 6.03% del mercado primario y del 10.32% del mercado secundario (SEN), a pesar de que nuestra participación en los recursos captados del público por las entidades financieras es apenas del 0.77 %.

Al cierre del primer semestre de 2009, el portafolio de inversiones de renta fija de la Corporación ascendió a $1,338,816 millones; durante este semestre se adicionaron nuevos títulos a éste portafolio, principalmente en tasa fija con el fin de obtener valorizaciones en el primer semestre del año 2010.

En el mercado de moneda extranjera, Corficolombiana mantiene una importante presencia, tanto con clientes locales como internacionales que operan en el mercado Colombiano. Al cierre de junio de 2009 el portafolio de derivados peso- dólar ascendía a USD$1,917 millones, aumentando el 5.58%, manteniendo su dinámica positiva. La participación de la Corporación en el mercado de derivados peso-dólar hasta el mes de mayo de 2009 fue de 5.60%.

En el mercado spot peso-dólar, la participación de la Corporación a junio de 2009 fue de 16.22%, manteniendo su liderazgo en este mercado y aprovechando las altas volatilidades en este período. Este resultado consolidó a la Corporación como la segunda institución con mayor presencia en el mercado spot en Colombia.

Respecto de las operaciones en otros mercados internacionales tales como trading en monedas G10 y latinoamericanas es importante destacar su contribución a la generación de ingresos durante este período.

En el primer semestre de 2009 Corficolombiana capitalizó oportunidades de cobertura sobre portafolios en títulos denominados en moneda extranjera, generando atractivas tasas de retorno, contribuyendo a la rentabilidad general del portafolio de inversiones de la tesorería.

Estas rentabilidades fueron el resultado de la causación de intereses, de la valorización de los bonos en moneda extrajera y del ajuste en la curva de las devaluaciones frente al nivel al cual estaban pactadas dichas coberturas. Adicionalmente, las operaciones de cobertura a través de la venta y compra de opciones peso-dólar para clientes del sector real e institucional generaron excelentes resultados durante este período.

Es importante mencionar que aún persisten bonos corporativos y soberanos con primas de riesgo elevadas, que pueden presentar correcciones importantes en sus precios en lo que resta del año y que contribuirán a los resultados del portafolio durante el segundo semestre de 2009.

Banca Privada

En el período comprendido de enero a junio de 2009 esta unidad administró recursos por valor de $720,000 millones, cifra superior en 11.1 % al valor administrado durante el segundo semestre del año anterior. Este buen comportamiento estuvo impulsado por los crecimientos de los certificados de depósito de la Corporación y por los recursos administrados en carteras colectivas para nuestra filial Fiduciaria Corficolombiana.

El trabajo de vinculación de nuevos clientes, permitió que los depósitos captados para la Corporación a través de certificados de depósito a término presentaran un crecimiento semestral del 17%, con un saldo al cierre de junio 30 de $326,188 millones. Igualmente y de manera consecuente con la disminución de tasas en el mercado, al cierre de junio el costo promedio de captación fue de 7.64%, lo que representa una disminución de 129 puntos básicos frente al mes diciembre de 2008, 21 puntos básicos más

que la disminución presentada por la tasa de referencia DTF promedio móvil 180 días.

El volumen de depósitos conseguido para nuestro filial Leasing Corficolombiana ascendió a $217,000 millones, donde la principal tarea fue la reducción en el costo de captación, que le permitió a la compañía ocupar los primeros lugares en costo de los recursos dentro de las compañías especializadas del sector.

Excelente dinamismo tuvieron los recursos canalizados hacia carteras colectivas administradas por nuestra filial Fiduciaria Corficolombiana, su crecimiento semestral fue del 46.3%, con un saldo promedio final en el mes de junio de $121,800 millones, las buenas rentabilidades ofrecidas por estas carteras fueron el pilar para alcanzar el crecimiento mencionado.

El desarrollo de nuevos productos y la consolidación de estrategias con nuestra filial Casa de Bolsa, permitieron generar para la misma, comisiones por valor de $836 millones, cifra superior en 38.4% al valor de las comisiones registradas en el segundo semestre de 2008 y un 80% más que las generadas en el primer semestre del año anterior. Contribuyeron con este resultado la buena gestión en los productos de administración de portafolios de terceros y las operaciones simultáneas, así como el buen comportamiento del precio de las acciones, que recuperaron la caída registrada en el segundo semestre de 2008.

Los cambios de procesos operacionales implementados a finales del año anterior en la ciudad de Bogotá han sido muy bien acogidos por los clientes y han permitido una mayor acción de nuestros asesores comerciales con el grupo de inversionistas a su cargo.

Esta estructura comercial se implementó durante el primer semestre en las regionales de Cali, Medellín y Barranquilla, mostrando también muy buena acogida. Para el segundo semestre del año queda pendiente la realización de los cambios de operación el la ciudad de Bucaramanga, que se estima ejecutar en el mes de septiembre próximo.

ACTIVIDAD COMERCIAL MERCADEO

Canales Electrónicos

Durante el primer semestre de este año se culminó la funcionalidad de los portales de internet con tecnología WEB 2.0 y actualmente se está terminando el proceso de rediseño de imagen y navegación, para ser puesto en producción a finales del segundo semestre de 2009. En cuanto al portal Móvil "Monitormovil" se ha desarrollado una estrategia a ampliar la base de usuarios. A la fecha ingresan al portal Móvil 1,500 usuarios diarios y se espera supera los 3,000 al finalizar el año.

Se inicio el proyecto de internet transaccional con la participación de ATH y se tiene presupuestado culminar las fases de CDT´s, Carteras Colectivas durante el segundo semestre.

Productos

En la Fiduciaria Corficolombiana se desarrollaron las carteras colectivas Confianza Plus y Divisas Plus, ampliando la oferta de valor de la Compañía.

Para nuestra filial Leasing Corficolombiana, se lanzó el producto de Leasing de Obra y Leasing Operativo (Tecnoleasing) conforme la estrategia de la Compañía.

Mercadeo Relacional

En el mes de abril se dio inicio al proyecto de CRM bajo la tecnología de People Soft - Oracle y con el apoyo de

Grupo Aval, este proyecto se tiene presupuestado poner en marcha a finales del mes noviembre.

Publicidad y Comunicaciones

Se diseñó y desarrolló un Plan Táctico con el objetivo de posicionar a Corficolombiana dentro de la opinión pública en general y en los segmentos empresariales y corporativos, como sólido inversionista estratégico, enfocado en la generación y estructuración de oportunidades de inversión, a través de la presencia constante en medios de comunicación y en la participación en eventos especializados.

Investigación de Mercados

Actualmente se están desarrollando tres proyectos de investigación de mercados en Leasing, Banca Privada y Fiduciaria; con el fin de lograr un mayor conocimiento de nuestros clientes, del mercado y de nuestra calidad de servicio.

FILIALES FINANCIERAS

Fiduciaria Corficolombiana

Los resultados obtenidos por Fiduciaria Corficolombiana en el primer semestre de 2009 fueron destacables alcanzando un retorno patrimonial para sus accionistas del 44.32%. La utilidad neta para el ejercicio fue de $9,270 millones frente a $4,617 del segundo semestre del 2008, lo cual muestra un importante crecimiento del 100.77%. Los ingresos por comisiones y honorarios en el primer semestre de 2009 arrojaron un valor de $16,200 millones, con una variación de 48.88% frente a los ingresos del segundo semestre del año 2008, asociados al excelente comportamiento que han registrado las carteras colectivas administradas por la entidad.

El valor de activos administrados de $5.5 billones al cierre del primer semestre de 2009 sitúa a Fiduciaria Corficolombiana dentro de las primeras diez fiduciarias en activos fideicomitidos en el país. En cuanto al Balance se debe resaltar que el patrimonio de Fiduciaria Corficolombiana al cierre del primer semestre del 2009 se situó en $41,832 millones mostrando un crecimiento del 22.72% frente al segundo semestre de 2008 cuando el patrimonio alcanzó un valor de $32,326 millones. El pasivo total ascendió a $9,804 millones y el activo a $51,636 millones, cifra que incluye $42,024 millones del portafolio propio de la Fiduciaria.

Durante el 2009 la Fiduciaria Corficolombiana continuará con la estrategia de fortalecer los negocios de Fiducia de Inversión con el lanzamiento de Fondos de Capital Privado en unión con Corficolombiana y carteras colectivas en pensiones y moneda extranjera.

Leasing Corficolombiana

Dado el redireccionamiento de la compañía hacia el mercado Pyme, y los cambios en la estructura de las áreas comercial, de riesgo y de cartera, que esto implicó, la compañía registró a junio del 2009 una disminución del 3.64% en el saldo de los Bienes dados en Leasing Netos, el cual pasó de $479,103 millones en diciembre de 2008 a $461,650 millones al cierre de junio de 2009.

No obstante lo anterior, las utilidades en el primer semestre del año alcanzaron un valor de $6,850 millones, lo que representa un aumento del 33.84% frente al resultado obtenido al finalizar el segundo semestre del año 2008, que fue de $5,118 millones.

Al cierre de junio de 2009 el indicador de cartera vencida se ubica en 6.49% presentando una disminución frente al indicador de cartera vencida de 7.02% obtenido en diciembre de 2008. Esto se debe principalmente al proceso que se adelanta en materia de gestión de cobranza como estrategia de normalización de la cartera. El gasto total por provisiones de cartera y contratos leasing fue $9,050

millones a Junio de 2009, disminuyendo un 13.05% frente al gasto de provisiones registrado a diciembre de 2008.

En la asamblea de febrero de 2009 se aprobó la capitalización de la compañía por $4,606 millones mediante la distribución de dividendos en acciones sobre las utilidades del segundo semestre del año 2008, atendiendo el requerimiento de la Superintendencia Financiera de Colombia de capitalizar el 90% de las utilidades obtenidas al cierre del semestre anterior. A junio 30 el patrimonio registró un valor de $68,402 millones, lo que representa un incremento del 9.69% con respecto a diciembre de 2008 y de 10% comparado con el cierre de junio del año anterior. La rentabilidad patrimonial en el primer semestre fue de 21.97%, superior a la obtenida a diciembre de 2008 que fue de 19.32%. El indicador de solvencia cerró en 14.80%.

Casa de Bolsa

En el primer semestre de 2009 Casa de Bolsa presentó un comportamiento de evolución constante respecto del segundo semestre de 2008. Los cambios estratégicos y estructurales que se llevaron a cabo, más el aceptable resultado de las operaciones realizadas tanto de posición propia como por cuenta de terceros, permitieron que la entidad terminara en un escenario de equilibrio operativo.

Para el primer semestre de 2009 la utilidad neta fue de $706 millones, que comparada con la utilidad generada al corte de diciembre de 2008 por $ 7,408.8 millones presenta una disminución que esta justificada como consecuencia de una decisión avalada por la casa matriz -en línea con el redireccionamiento estratégico de Casa de Bolsa-, se vendió la posición de acciones que de manera voluntaria se tenia en la Bolsa de Valores de Colombia, lo cual implicó una utilidad extraordinaria de $8,380 millones en el mes de Diciembre de 2008.

Al cierre de diciembre de 2009 el patrimonio de los accionistas presentó una disminución del 28% básicamente por la distribución de dividendos en efectivo, comparado con el patrimonio del segundo semestre de $16,221.2 millones.

Banco Corficolombiana (Panamá)

Al cierre de junio de 2009 el Banco Corficolombiana (Panamá) registró un total de activos de USD$31,876,314, donde el rubro más importante fue el de las inversiones las cuales representaron el 92.45% del total de activos. A Junio de 2009 el saldo de los pasivos fue de USD$26,063,469, los depósitos del público representaban el 98.83% del total de pasivos. Por su parte el patrimonio alcanzó un valor de USD$5,812,846 al cierre de junio 2009. Por último, las utilidades generadas por la entidad a junio 2009 alcanzaron los USD98,354.17; el ingreso más importante corresponde a los intereses generados por las inversiones de renta fija.

Consecuencia de la puesta en marcha de algunas medidas a nivel de la tesorería del Banco el portafolio de inversiones registró una importante recuperación con respecto a lo arrojado a finales del año 2.008. A junio del 2.009 se iniciaron cambios de tipo estratégico en la estructura funcional del Banco con el propósito de lograr sinergias corporativas con la matriz y las filiales que generen valor agregado a la operación.

ADMINISTRACIÓN DE RIESGO

Sistema de Administración de Riesgo Crediticio (SARC)

Dado que actualmente la Corporación no tiene cartera en su balance, el SARC de Corficolombiana ha servido como base en el análisis de negocios de las líneas negocios de mesa de dinero, inversiones en el sector real, banca de inversión y administración de portafolios.

Riesgo de Mercado

La estructura de control como principio fundamental tiene la adecuada segregación de funciones entre las actividades del front, middle y back office.

Se cuenta con los recursos tecnológicos apropiados para el control y monitoreo de los riesgos de tesorería en particular la medición de riesgos de mercado y valoración de portafolios de inversiones de renta fija, divisas y derivados.

La Corporación tiene un módulo de cupos, que permite controlar las posiciones de riesgo por portafolio, así como el cumplimiento de las políticas de plazos máximos autorizados. Adicionalmente el Middle Office produce reportes diarios de cumplimiento de los límites, y mensualmente se presenta un reporte a la Junta Directiva sobre el cumplimiento de los mismos.

También está previsto un comité con miembros de la Junta Directiva, que sesiona cuando hay movimientos importantes del mercado que afectan los resultados, para tomar decisiones sobre el portafolio.

Estas herramientas permiten la adecuada gestión de los riesgos inherentes al negocio de tesorería. De igual forma se ha invertido en capacitación del personal dedicado a la labor de gestión de riesgo y se cuenta con una estructura adecuada y suficiente.

Riesgo de Liquidez

En el comité de activos y pasivos (ALCO) se revisa el flujo semanal para determinar el perfil de liquidez de la Corporación de la semana en curso y de las siguientes. De la misma forma existen indicadores internos de corto y largo plazo con límites establecidos y monitoreados mensualmente por la Junta Directiva que se detallan en las notas a los estados financieros y que permiten brindar una adecuada gestión a este riesgo.

Durante el primer semestre del año 2009, la gestión del riesgo de liquidez se fundamentó en el cumplimiento de la Circular Externa 016 de 2008, la cual modifica el capítulo VI de la Circular Externa 100 de 1995 y establece las Reglas Relativas al Sistema de Administración de Riesgo de Liquidez (SARL). A partir de enero de 2009 se ha reportado el Indicador de Riesgo de Liquidez (IRL) a la Superintendencia Financiera, mostrando que la Corporación tiene activos líquidos ajustados por liquidez de mercado, riesgo cambiario y encaje requerido (ALM) para respaldar ampliamente sus requerimientos de liquidez.

Riesgo de Crédito

Este riesgo se gestiona, en particular en el negocio de tesorería, mediante la aprobación de cupos que se distribuyen en distintas categorías dependiendo el tipo de producto y que pueden ser combinados en ciertos eventos según se explica en las notas a los estados financieros.

Para garantizar y monitorear el cumplimiento de estos cupos, la Corporación cuenta con herramientas como el módulo de cupos del sistema donde se registran las operaciones de tesorería y adicionalmente se complementa con los módulos de cupos de contraparte de los sistemas transaccionales que son también administrados por el área de riesgo.

Se cuenta con metodologías técnicas aceptadas internacionalmente para la asignación de cupos tanto para entidades del sector financiero como del no financiero.

Riesgo Operacional

Los avances más relevantes en materia de riesgo operacional llevados a cabo en el primer semestre de 2009 fueron:

- Se viene trabajando en metodología experimental de indicadores de riesgo operacional la cual cumple su primer año en el mes de Julio de 2009. Luego de ello se hará retroalimentación con las áreas sobre el resultado de esta medición con el propósito de evaluar los resultados y generar planes de mejora.

- Se actualizaron los mapas de riesgo operacional con base en los eventos ciertos de riesgo operacional.

- Fortaleciendo la cultura de riesgo operacional de la Compañía, se viene adelantando plan de capacitación institucional, la cual abarca a todos los funcionarios. El avance a corte junio 30 de 2009 es del 93%.

- En el mes de Abril se presentó informe de SARO a la Junta Directiva.

- Con relación a la base de datos de riesgo operacional, a Junio 30 la base de datos contaba con 290 registros con la siguiente distribución:

Tipo de evento	Número de registros
Fallas en los procesos	172
Fallos en los sistemas	64
Prácticas de negocio	39
Otros	15

Proceso	Número de registros
Misional	212
Apoyo	62
Estratégico	16

Tipo de pérdida	Número de registros
Tipo B (Sin impacto en P y G)	248
Tipo A (Con impacto en P y G)	28
Tipo C (Cuasipérdida)	14

Los 28 eventos registrados tipo A, suman $94.6 millones.

- Con relación al Plan de Continuidad de Negocio, durante el segundo semestre del año 2009 se ajustará teniendo en cuenta los cambios que la entidad viene consolidando como son: traslado de la tesorería a Bogotá, el traslado de los aplicativos de producción al servidor de Bogotá y el cierre de las Oficinas de Captación de Cali (Chipichape y Unicentro) y Bogotá (Nogal).

Riesgo de Lavado de Activos

El riesgo de lavado de activos y de la financiación del terrorismo se entiende como la posibilidad de pérdida económica o de daño del buen nombre que pudiera sufrir la entidad si fuera utilizada como instrumento para el lavado de activos y/o la financiación del terrorismo.

En virtud de lo anterior, y conciente de su compromiso para luchar contra las organizaciones criminales, en cumplimiento de las normas emitidas en tal sentido por la Superintendencia Financiera de Colombia la Corporación cuenta con un Sistema de Administración del Riesgo del Lavado de Activos y de la Financiación del Terrorismo SARLAFT, el cual está integrado principalmente por etapas y elementos que contienen las políticas, procedimientos y metodologías para la identificación, evaluación, control y monitoreo de estos riesgos, así como el conocimiento del cliente y de sus operaciones con la Corporación, el monitoreo de las transacciones, la capacitación al personal y la colaboración con las autoridades, el cual está contenido en el Manual de SARLAFT aprobado por la Junta Directiva.

Durante el primer semestre de 2009, se depuró la lista de los riesgos identificados; así mismo se realizó la evaluación de los riesgos y los controles y se monitorearon los resultados. En el proceso se observó que la Corporación no está expuesta a niveles superiores de riesgos asociados al lavado de activos y la financiación del terrorismo.

La supervisión de los controles para prevenir estos riesgos es efectuada por el Oficial de Cumplimiento y su suplente; así mismo ejercen supervisión la administración y la Junta Directiva a través de los informes presentados por el Oficial de Cumplimiento. Adicionalmente la Contraloría y la Revisoría Fiscal realizan sus evaluaciones con el fin

de comprobar sí los controles internos establecidos son eficaces para prevenir el riesgo.

SITUACION ADMINISTRATIVA

A 30 de junio de 2009, Corficolombiana contaba con una planta de 296 funcionarios, manteniéndose en general la planta con la que se inició el año.

Durante el primer semestre del 2009, la Corporación continuó con el proceso de ajuste en su estructura organizacional, física y tecnológica; motivados principalmente por la movilización hacia Bogotá, de las áreas con funciones de Dirección General que estaban ubicados en la ciudad de Cali, entre otras, Tesorería, Sistemas y Operaciones, Oficial de Cumplimiento. Se dio inicio al proceso de traslado de funcionarios y se vienen realizando las adecuaciones y modificaciones de procedimientos necesarios para llevar a cabo esta labor, que se estará normalizando a fines del mes de agosto y con esto terminar el proceso de centralización.

Continuando con el desarrollo de la nueva estrategia comercial de la Banca Privada, se hicieron las modificaciones en la estructura de las oficinas, tanto funcional como de infraestructura, en las regionales de Cali, Medellín y Barranquilla, quedando pendiente en última instancia para el segundo semestre, las implementaciones en la ciudad de Bucaramanga.

Se sigue en el proceso de racionalización del gasto; al cierre del primer semestre se observa una disminución del 3.88% versus el ejecutado para el mismo periodo el año anterior; y un ejecutado de 98.65% sobre el presupuesto para este año.

AVANCES TECNOLÓGICOS

En el transcurso del primer semestre del año 2009 se llevaron a cabo proyectos tendientes a garantizar el soporte de la operación de la Corporación de forma eficiente y segura, a continuación se presenta un resumen de los proyectos mas relevantes:

- Se llevaron a cabo los movimientos de servidores y adecuaciones a la infraestructura necesarios para que el centro de cómputo de Bogotá oficie como centro de cómputo principal o de producción y el centro de cómputo de Cali oficie como centro de cómputo de contingencia.

- Se inició el proyecto de implementación del nuevo portal transaccional de internet de la Corporación y sus filiales financieras.

- Actualización de la plataforma de Base de Datos que soporta la operación de la tesorería de la Corporación.

- Actualización de la versión de producto de la solución que soporta la operación de la tesorería (Porfin).

- Se inició el proyecto de implementación de la solución de CRM PeopleSoft en lo que respecta a los módulos de cliente único y ventas.

- Implementación de los nuevos requerimientos de norma para el proceso de generación de información para la UIAF.

- En el marco del sistema de administración de riesgo operacional (SARO) se implementó la gestión y análisis de los indicadores de riesgo reportados por las diferentes áreas de la Corporación.

En cumplimiento del numeral 4 del artículo 47 de la Ley 222 de 1995, modificado por la Ley 603 de 2000, la Corporación Financiera Colombiana S.A. aplicó íntegramente las normas sobre la propiedad intelectual y derechos de autor. Los productos y programas cobijados por derecho de autor se encuentran debidamente licenciados.

CENTRALIZACIÓN DE AREAS EN BOGOTA

Con el fin de centralizar los procesos y concentrar todas las áreas de la Corporación Financiera Colombiana S.A. en un mismo lugar, se inició el proceso de traslado de la mesa de dinero y el backoffice de tesorería de Cali a Bogotá, proceso que se realizará en los meses de agosto y septiembre de 2009, permitiendo así la optimización de procesos y la sinergia entre las unidades de negocio de la Corporación.

INFORME CUMPLIMIENTO CIRCULAR 052

En cumplimiento de lo establecido por la Circular Externa 052 de 2007 de la Superintendencia Financiera, "Requerimientos mínimos de seguridad y calidad en el manejo de información a través de medios y canales de distribución de productos y servicios para clientes y usuarios", la Corporación Financiera Colombiana S.A. ha establecido los procedimientos necesarios para su cumplimiento, es así como se finalizo la fase II en el mes de Marzo de 2009 y se inicio la implementación de la fase III en el mes de abril de 2009, el 30 de junio de 2009 se remitió el informe de avance respectivo a la Superfinanciera.

COMITÉ DE AUDITORIA

El Comité de Auditoría como órgano de apoyo a la gestión que realiza la Junta Directiva para la implementación y supervisión del control interno de la Corporación, efectuó reunión el día 28 de febrero y 27 de mayo de 2009, donde se analizó entre otros temas los que a continuación detallamos con el objeto de evaluar la estructura del control interno de la Corporación:

- Estados financieros con corte a diciembre 31 de 2008 y abril 30 de 2009.

- La cartera con corte a diciembre 31 de 2008 y abril 30 de 2009.

- El Comité supervisó la implementación y cumplimiento de la norma relacionada con el Sistema de Administración de Riesgo de Lavado de Activos y Financiación del Terrorismo - SARLAFT, velando por la existencia de los controles necesarios para prevenir que la Corporación sea utilizada como instrumento para la realización de actividades ilícitas.

  En el Comité se presentaron las actividades adelantadas por la Unidad de Cumplimiento.

- Supervisión de las funciones y actividades de Contraloría en aspectos tales como:
  - Informes emitidos por la Contraloría a las diferentes áreas, productos y filiales de la Corporación del sector financiero y sector real.
  - Seguimientos efectuados por auditoría con base en las respuestas dadas por los diferentes administradores de las áreas evaluadas.
  - Estadísticas de seguimiento y control a los informes emitidos por la Contraloría.

- Revisión de los oficios relevantes recibidos de la Superintendencia Financiera de Colombia, con sus correspondientes respuestas por parte de la administración.

- Revisión de los informes recibidos de la Revisoría Fiscal con sus correspondientes respuestas por parte de la administración.

- En los comités del 28 de febrero y 27 de mayo de 2009, el Presidente de la Corporación Dr. José Elías Melo Acosta, presentó informe al Comité de Auditoría con relación al sistema de revelación y control de la información financiera de la Corporación, donde manifiesta que no se han presentado deficiencia de controles internos que hayan impedido a la Corporación registrar, procesar, resumir y presentar adecuadamente la información financiera, y que no se han presentado fraudes que hayan afectado la calidad de la información financiera de la Corporación.

- Presentación de las actas de reuniones del Comité ALCO del período comprendido de noviembre 1 de 2008 a abril 6 de 2009.

- Analizó y revisó el cronograma y las actividades a realizar para el cumplimiento de la circular 014 expedida en mayo 19 de 2009, por la Superintendencia Financiera de Colombia, sobre las Instrucciones relativas a la revisión y adecuación del Sistema de Control interno (SCI).

Como resultado se observa:

- Estructura, entorno y actividades de control acordes con los objetivos de la Corporación que proporcionan seguridad adecuada para administrar los riesgos a que está expuesta la Corporación.

- Actividades de Auditoría Interna independientes en relación con las actividades que auditan, su alcance satisface las necesidades de control interno de la Corporación.

- Seguimiento a los informes emitidos por los diferentes entes de control: Superintendencia Financiera, Revisoría Fiscal, Auditoría Interna y Auditoría de Sistemas.

- Confiabilidad de la información financiera, cumplimiento de leyes y regulaciones aplicables.

- Cumplimiento de controles necesarios y suficientes para evitar que la Corporación sea utilizada como instrumento para la realización de operaciones delictivas.

- Documentación sobre las actividades, evaluaciones y recomendaciones del Comité.

SISTEMA DE PREVENCION Y CONTROL DE LAVADO DE ACTIVOS

En cumplimiento de lo dispuesto en los artículos 102 a 107 del Estatuto Orgánico del Sistema Financiero y en el capítulo XI del título I de la Circular Externa 07 de 1996 Circular Básica Jurídica emitida por la Superintendencia Financiera de Colombia, la Corporación tiene implementado el Sistema de Administración del Riesgo de Lavado de Activos y de la Financiación del Terrorismo SARLAFT con el fin de evitar que la entidad sea utilizada para la canalización de dineros provenientes o con destino a actividades delictivas.

La Corporación cuenta dentro de su estructura organizacional con una Unidad dirigida por el Oficial de Cumplimiento, con los recursos humanos, técnicos y operativos necesarios para cumplir su misión de prevención y control.

Durante el primer semestre del 2009 la Junta Directiva y la Presidencia evaluaron el funcionamiento del sistema de prevención a través de los informes presentados por el Oficial de Cumplimiento y la Revisoría Fiscal.

En cuanto al deber de colaboración con las autoridades, la Corporación efectuó oportunamente los reportes establecidos con destino a la Unidad de Información y Análisis Financiero UIAF. Así mismo se atendieron los requerimientos de información presentados a la entidad por autoridades competentes.

Dentro de sus políticas, la entidad no exonera a ningún cliente ni contraparte del diligenciamiento del formulario de transacciones en efectivo o del cumplimiento de los requisitos de vinculación establecidos en las normas externas e internas.

SISTEMA DE REVELACIÓN Y CONTROL DE INFORMACIÓN FINANCIERA

En cumplimiento de las disposiciones del artículo 47 de la ley 964 de 2005 sobre responsabilidad de los representantes legales de los emisores de valores, en el establecimiento y mantenimiento de adecuados sistemas de revelación y control de la información financiera, en

el transcurso del primes semestre del año 2009 no se han presentado deficiencias de controles internos que hayan impedido a la Corporación registrar, procesar, resumir y presentar adecuadamente la información financiera ni se han presentado fraudes que hayan afectado la calidad de la información financiera de la Corporación, ni cambios en la metodología de evaluación de la misma.

NUEVAS DISPOSICIONES LEGALES

1. Protección de la información y de los datos

Congreso de la República. Ley 1273 de 2009 *"por medio de la cual se modifica el Código Penal, se crea un nuevo bien jurídico tutelado denominado "de la protección de la información y de los datos" y se preservan integralmente los sistemas que utilicen las tecnologías de la información y las comunicaciones, entre otras disposiciones".*

Esta Ley establece las penas para los casos de acceso abusivo a un sistema informático, violación de datos personales, suplantación de sitios web para capturar datos personales, hurto por medios informáticos y semejantes, así como para la transferencia no consentida de activos, constituyéndose en una herramienta eficaz para enfrentar las conductas que atentan contra la confidencialidad, la integridad y la disponibilidad de los datos y de los sistemas informáticos.

De esta manera, Colombia se adecua a la legislación expedida por otros países sobre cibercriminalidad.

*2. Principios y normas de contabilidad e información financiera**

Congreso de la República. Ley 1314 de 2009 *"por la cual se regulan los principios y normas de contabilidad e información financiera y de aseguramiento de información aceptados en Colombia, se señalan las autoridades competentes, el procedimiento para su expedición y se determinan las entidades responsables de vigilar su cumplimiento".*

* Aunque esta ley fue sancionada con posterioridad a la fecha de cierre del ejercicio, se incluye en el informe por la trascendencia que tiene.

Bajo la dirección del Presidente de la República, la Ley faculta a los Ministerios de Hacienda y Crédito Público y de Comercio, Industria y Turismo, para establecer los principios, normas, interpretaciones y guías de contabilidad e información financiera y de aseguramiento de información, con fundamento en las propuestas que deberá presentarles el Consejo Técnico de la Contaduría Pública y de acuerdo con los criterios establecidos en la Ley.

Con esta disposición se busca conformar un sistema único y homogéneo de alta calidad, comprensible y útil para la toma de decisiones económicas por parte de los interesados, al igual que la convergencia de las normas nacionales con estándares internacionales de aceptación mundial, con las mejores prácticas y con la rápida evolución de los negocios.

Las normas expedidas en desarrollo de esta Ley entrarán en vigencia el 1° de enero del segundo año gravable siguiente al de su promulgación, a menos que en virtud de su complejidad, se considere necesario establecer un plazo diferente.

*3. Reforma Financiera**

Congreso de la República. Ley 1328 de 2009, *"por el cual se dictan normas en materia financiera, de seguros, del mercado de valores y otras disposiciones".*

Entre otros aspectos, desarrolla el régimen de protección del consumidor financiero, que incluye la obligación de las

* Aunque esta ley fue sancionada con posterioridad a la fecha de cierre del ejercicio, se incluye en el informe por la trascendencia que tiene.

entidades vigiladas de implementar el Sistema de Atención al Consumidor Financiero (SAC); amplia los instrumentos de intervención en las actividades financiera y aseguradora; instituye el esquema de los Multifondos, para permitir un avance no sólo en la estructura de portafolios sobre la base de los perfiles de riesgo y la edad de los ahorradores sino en la dinámica del mercado de capitales, al poder los fondos de pensiones participar en más sectores de la economía; modifica la estructura del sistema financiero; crea un sistema de ahorro voluntario para la vejez, conocido como Beneficios Económicos Periódicos.

En particular, en relación con las corporaciones financieras, deroga el artículo 12 de la Ley 510 de 1999 que establecía límites a las inversiones de capital de las mismas.

4. Organismos de Autorregulación

Ministerio de Hacienda y Crédito Público. Decreto 039 de 2009, *"por el cual se modifica el Decreto 1565 de 2006"*.

Autoriza a los organismos de autorregulación para ejercer funciones de autorregulación voluntaria y les permite consolidar, recopilar y difundir la información del mercado de valores obtenida de los sistemas de negociación de valores, de registro de operaciones sobre valores y de intermediarios de valores, de conformidad con las instrucciones que dicte la Superintendencia Financiera.

De igual manera, faculta a los organismos de autorregulación para expedir cartas circulares mediante las cuales instruya a las personas y entidades sujetas a su competencia, sobre la forma como deben aplicar los reglamentos de autorregulación y sobre el alcance de los deberes y normas de conducta aplicables a las actividades que sean objeto de autorregulación.

5. Sociedades Administradoras de Sistemas de Negociación de Valores y de Registro de Operaciones sobre Valores

Ministerio de Hacienda y Crédito Público. Decreto 450 de 2009, *"por el cual se modifica el parágrafo del artículo 4.1.2.2. de la Resolución 400 de 1995 de la Sala General de la Superintendencia de Valores"*.

Conforme a esta disposición legal, nadie podrá ser beneficiario real de un número de acciones que represente más del treinta por ciento (30%) del capital social de las sociedades cuyo objeto social exclusivo es la administración de sistemas de negociación de valores o de sistemas de registro de operaciones sobre valores. No obstante lo anterior, entre otros, las bolsas de valores, las bolsas de futuros y opciones, los depósitos centralizados de valores, los organismos de autorregulación y las sociedades extranjeras cuyo objeto sea desarrollar la administración de bolsas de valores, podrán tener la calidad de beneficiario real de un número de acciones equivalente al cien por ciento (100%) del capital social de tales sociedades.

6. Reglamentación de la Ley 1116 de 2006

Ministerio de Comercio, Industria y Turismo. Decreto 1038 de 2009, *"por el cual se reglamentan los artículos 2, 12, 17, 34, 55, 67, 74,75, 76 y 78 de la Ley 1116 de 2006"*.

En este decreto se establece el régimen de insolvencia de los patrimonios autónomos afectos a actividades empresariales, así como la exclusión de la masa de liquidación de los bienes que para obtener financiación el deudor hubiere transferido a título de fiducia mercantil con fines de garantía, siempre y cuando el respectivo contrato se encuentre inscrito en el registro mercantil de la Cámara de Comercio del domicilio del fiduciante o en el registro

que, de acuerdo con la clase de acto o con la naturaleza de los bienes, exija la ley.

7. Títulos valores con espacios en blanco

Ministerio de Hacienda y Crédito Público. Decreto 1713 del 14 de mayo de 2009, *"por el cual se dictan disposiciones relacionadas con las operaciones realizadas por las entidades sometidas a inspección y vigilancia de la Superintendencia Financiera de Colombia con títulos valores con espacios en blanco"*.

Los títulos con espacios en blanco de que trata el artículo 622 del Código de Comercio, suscritos con ocasión de la celebración de operaciones activas por parte de las entidades vigiladas por la Superintendencia Financiera de Colombia, se considerarán títulos valores para todos los efectos, si cumplen los requisitos previstos en el Código de Comercio.

El importe de estos títulos pueda ser establecido por las entidades, teniendo en cuenta el saldo de la obligación al momento de la transferencia, según sus libros y registros contables. Dicho valor debe ser certificado por el revisor fiscal de la respectiva entidad financiera.

8. Reglamentación Ley del Hábeas Data

Ministerio de Hacienda y Crédito Público. Decreto 1727 de mayo 15 de 2009, *"por el cual se determina la forma en la cual los operadores de los bancos de datos de información financiera, crediticia, comercial, de servicios y la proveniente de terceros países, deben presentar la información de los titulares de la información"*.

El Gobierno Nacional, para los efectos de lo consagrado en el artículo 14 de la Ley 1266 de 2008, determina la forma en la cual los operadores de los bancos de datos de información financiera, crediticia, comercial, de servicios y la proveniente de terceros países, deben presentar la información de los titulares de la información, según el sector al cual pertenezca la fuente de información.

Lo anterior, en el entendido que la información deberá atender las características y particularidades de cada contrato celebrado.

9. Conflictos de interés

Ministerio de Comercio, Industria y Turismo. Decreto 1925 de mayo 28 de 2009, *"por medio del cual se reglamenta parcialmente el artículo 23 de la Ley 222 de 1995, y demás normas concordantes, en lo relativo a conflicto de interés y competencia con la sociedad por parte de los administradores de la sociedad"*.

El administrador que incurra, por sí o por interpuesta persona, en conductas que impliquen conflicto de interés o competencia con la sociedad en violación de la ley y sin la debida autorización de la Asamblea General de Accionistas o Junta de Socios, responderá solidaria e ilimitadamente de los perjuicios que por dolo o culpa ocasione a los asociados, a la sociedad o a terceros perjudicados.

Igual responsabilidad les cabe a los socios que autoricen expresamente la realización de un acto que perjudique los intereses de la sociedad, de los asociados o de terceros, salvo que dicha autorización se haya obtenido de manera engañosa, caso en el cual el administrador deberá responder por los daños.

El juez competente para conocer de los actos de los administradores contrarios a los deberes establecidos en el artículo 23 de la Ley 222 de 1995, además de poder

declarar la nulidad de los actos de que se trate con las consecuencias que ello conlleva, podrá sancionar a los administradores con multas y/o con la inhabilidad para ejercer el comercio, sin perjuicio de la responsabilidad penal que dicha conducta pudiese generar.

10. Sistema de Control Interno (CSI)

Superintendencia Financiera de Colombia. Circular Externa 014 de 2009. *Instrucciones relativas a la revisión y adecuación del Sistema de Control Interno (CSI).*

El ente de control dispone que las entidades supervisadas estructuren, implementen y mantengan un Sistema de Control Interno (en adelante SCI) o lo adecuen, según el caso, a los lineamientos establecidos en la Circular, de tal manera que dicho sistema contribuya al logro de sus objetivos y fortalezca la apropiada administración de los riesgos a los cuales se ven expuestas en el desarrollo de su actividad, realizándolas en condiciones de seguridad, transparencia y eficiencia. La implementación se debe realizar teniendo en cuenta el tamaño de la organización, la naturaleza de las actividades, la complejidad de las operaciones y la relación costo/beneficio.

La Circular fija el ámbito de su aplicación, sus objetivos principales y los elementos que deberán contener los sistemas de control interno de cada entidad, así como los procedimientos a seguir para la debida gestión de riesgos.

De igual manera, determina los órganos internos responsables de verificar la implementación del sistema de control interno de la respectiva entidad y su cumplimiento, así como los mecanismos y procesos de seguimiento para supervisar y verificar que las acciones de éstos órganos se cumplan.

11. Agencia Numeradora Nacional

Superintendencia Financiera de Colombia. Circular Externa 015 de 2009 (Junio 03), por la cual se realiza la *"Modificación a los numerales 1 y 4, y derogatoria del numeral 8, todos de la Circular Externa 064 de 2008".*

Se amplía el cronograma de actividades para las etapas de alistamiento y entrada en operación de la Agencia Numeradora Nacional, hasta el 23 de marzo de 2010. Para esa misma fecha se prescribe que debe haberse cumplido el alistamiento total del Depósito Central de Valores - DCV administrado por el Banco de la República.

12. Regulación sobre divisas

Banco de la República. Resolución Externa J.D. No. 4 del 30 de abril de 2009, *"por la cual se expiden regulaciones en materia cambiaria".*

Se establece el régimen normativo aplicable a los sistemas de negociación de operaciones sobre divisas, los sistemas de registro de operaciones sobre divisas, los requisitos para que las entidades autorizadas desarrollen la administración de los sistemas y las condiciones para que los agentes autorizados participen en dichos sistemas o en el mercado mostrador. Así mismo, se dictan normas relacionadas con la liquidación y compensación de divisas y la autorregulación en el mercado de divisas.

13. Inconstitucionalidad artículo 70 de la Ley 510 de 1999

Corte Constitucional Sentencia C-133 del 25 de febrero de 2009. Expediente D-7385.

La Corte Constitucional declaró inexequible el artículo 70 de la Ley 510 d 1999 que permitía la readquisición de las acciones inscritas en el Registro Nacional de Valores y en la Bolsa de Valores por parte de la sociedad emisora, cuando el poseedor de las mismas no había ejercido ningún derecho durante los últimos 20 años, previa aprobación de la asamblea de accionistas y consignación del precio correspondiente, por considerar que la norma vulneraba

el derecho de propiedad privada y el derecho de defensa, ambos de origen constitucional.

OPERACIONES CON LOS ACCIONISTAS Y ADMINISTRADORES

Las operaciones realizadas por la Corporación con sus accionistas y administradores se ajustan a las políticas generales de la entidad. Dichas operaciones se encuentran debidamente detalladas en las notas a los estados financieros.

La Corporación manifiesta que en concordancia con lo dispuesto por el artículo 57 del Decreto Reglamentario 2649 de 1993, la información y afirmaciones integrantes de los estados financieros han sido debidamente verificadas y obtenidas de los registros contables de la entidad, elaborados de conformidad con las normas y principios de contabilidad establecidos en Colombia.

José Elías Melo Acosta
Presidente

Nota: Los miembros de la Junta Directiva acogieron el informe presentado por el Presidente. Se deja constancia que se presentó la información a que se refiere el numeral 3 del artículo 446 del Código de Comercio, que fue acogida por unanimidad.



Deloitte & Touche Ltda.
Carrera 7 No. 74-09
A.A. 075874
NIT: 860. 005.813-4
Bogotá D.C.
Colombia

Tel: +57(1) 546 18 10 - 546 18 15
Fax: +57(1) 217 80 88
www.deloitte.com.co

INFORME DEL REVISOR FISCAL

A los accionistas de
CORPORACION FINANCIERA COLOMBIANA S.A.:

He auditado los balances generales de CORPORACIÓN FINANCIERA COLOMBIANA S.A. al 30 de junio de 2009 y 31 de diciembre de 2008 y los correspondientes estados de resultados, de cambios en el patrimonio de los accionistas y de flujos de efectivo por los semestres terminados en esas fechas, y el resumen de las principales políticas contables y otras notas explicativas.

La administración es responsable por la preparación y correcta presentación de estos estados financieros de acuerdo con las instrucciones y prácticas contables impartidas por la Superintendencia Financiera de Colombia. Esta responsabilidad incluye diseñar, implementar y mantener un sistema de control interno adecuado para la administración de riesgos y la preparación y presentación de los estados financieros, libres de errores significativos, bien sea por fraude o error; seleccionar y aplicar las políticas contables apropiadas, así como efectuar las estimaciones contables que resulten razonables en las circunstancias.

Entre mis funciones se encuentra la de expresar una opinión sobre estos estados financieros con base en mis auditorías. Obtuve las informaciones necesarias para cumplir mis funciones y llevar a cabo mi trabajo de acuerdo con normas de auditoría generalmente aceptadas en Colombia. Tales normas requieren que planifique y efectúe la auditoría para obtener una seguridad razonable acerca de si los estados financieros están libres de errores significativos. Una auditoría de estados financieros incluye examinar, sobre una base selectiva, la evidencia que soporta las cifras y las revelaciones en los estados financieros. Los procedimientos de auditoría seleccionados dependen del juicio profesional del auditor, incluyendo su evaluación de los riesgos de errores significativos en los estados financieros. En la evaluación del riesgo, el auditor considera el control interno de la entidad que es relevante para la preparación y presentación razonable de los estados financieros, con el fin de diseñar procedimientos de auditoría que sean apropiados en las circunstancias. Una auditoría también incluye, evaluar los principios de contabilidad utilizados y las estimaciones contables significativas hechas por la administración, así como evaluar la presentación general de los estados financieros. Considero que mis auditorías me proporcionan una base razonable para expresar mi opinión.

En mi opinión, los estados financieros antes mencionados, fielmente tomados de los libros de contabilidad, presentan razonablemente la situación financiera de la Corporación Financiera Colombiana S.A. al 30 de junio de 2009 y 31 de di-

ciembre de 2008, los resultados de sus operaciones, los cambios en su patrimonio y sus flujos de efectivo por los semestres terminados en esas fechas, de conformidad con instrucciones y prácticas contables establecidas por la Superintendencia Financiera, aplicadas sobre bases uniformes.

Con base en mis funciones como revisor fiscal y el alcance de mis exámenes al 30 de junio de 2009 y 31 de diciembre de 2008, informo que la Compañía ha llevado su contabilidad conforme a las normas legales y a la técnica contable; las operaciones registradas en los libros de contabilidad y los actos de los administradores se ajustaron a los estatutos y a las decisiones de la Asamblea de Accionistas y de la Junta Directiva; la correspondencia, los comprobantes de las cuentas y los libros de actas y de registro de acciones se llevan y se conservan debidamente; la contabilización de provisiones para bienes recibidos en pago, y la adopción de los Sistemas de Administración de Riesgos de Mercado - SARM y de Administración de Riesgo de Liquidez- SARL se efectuaron, en todos los aspectos materiales, de acuerdo con los criterios y procedimientos establecidos en la Circular Externa 100 de 1995 de la Superintendencia Financiera de Colombia; el informe de gestión de los administradores guarda la debida concordancia con los estados financieros básicos, y los aportes al Sistema de Seguridad Social Integral se efectuaron en forma correcta y oportuna. Mi evaluación del control interno, efectuada con el propósito de establecer el alcance de mis pruebas de auditoría, indica que la Compañía ha seguido medidas adecuadas de control interno y de conservación y custodia de sus bienes y de los de terceros que están en su poder. Mis recomendaciones sobre controles internos las he comunicado en informes separados dirigidos a la administración.

Nelson Germán Segura Garzón
Revisor Fiscal
Tarjeta Profesional N° 24750-T
Designado por Deloitte & Touche Ltda.
31 de julio de 2009

Estados Financieros

30 de junio de 2009 y 31 de diciembre de 2008

Corficolombiana

Estados Financieros - Corporación Financiera Colombiana S.A.
Balances Generales al 30 de junio de 2009 y 31 de diciembre de 2008 *(expresado en millones de pesos colombianos)*

ACTIVO	A 30 de junio de 2009		A 31 de diciembre de 2008	
DISPONIBLE (Notas 3 y 20)		$165,183.0		$86,339.7
POSICIONES ACTIVAS EN OPERACIONES DE MERCADO (Nota 4)		15,915.0		85,428.8
INVERSIONES (Notas 5 y 20)		3,099,141.5		2,706,712.7
Negociables títulos de deuda	276,039.9		235,550.8	
Negociables títulos participativos	43,657.9		68,826.9	
Para mantener hasta el vencimiento	501.0		0.9	
Disponibles para la venta en titulos de deuda	593,854.5		459,804.4	
Disponibles para la venta en titulos participativos	1,727,773.0		1,587,566.3	
Derechos de recompra de inversiones	468,421.1		363,856.4	
Menos: provisión	(11,105.9)		(8,893.0)	
ACEPTACIONES, OPERACIONES DE CONTADO Y DERIVADOS (Nota 6)		79,127.7		(16,394.3)
Derivados	79,127.7		(16,394.3)	
Derechos	4,965,518.9		4,745,127.1	
Obligaciones	(4,886,391.2)		(4,761,521.4)	
CUENTAS POR COBRAR (Notas 7 y 20)		56,535.6		30,404.0
Intereses	160.0		220.6	
Comisiones y honorarios	2,387.7		2,347.2	
Pago por cuenta de clientes comerciales	0.7		0.7	
Otras	57,393.9		29,807.6	
Menos: provisión	(3,406.7)		(1,972.1)	
BIENES REALIZABLES Y RECIBIDOS EN PAGO (Nota 8)		6,007.0		5,454.7
Bienes recibidos en pago diferentes a vivienda	25,724.0		25,133.4	
Bienes no utilizados en el objeto social	585.9		585.9	
Menos: provisión	(20,302.9)		(20,264.6)	
PROPIEDADES Y EQUIPO NETO (Nota 9)		8,933.1		9,715.8
Terrenos, edificios y construcciones en curso	13,357.0		14,144.7	
Equipo, muebles y enseres de oficina	8,542.1		8,744.2	
Equipo de computación	9,086.4		9,227.2	
Otras	1,246.4		1,179.3	
Menos: depreciación y amortización acumulada	(23,014.2)		(23,579.6)	
Menos: provisión	(284.6)		-	
OTROS ACTIVOS (Nota 10)		44,669.2		76,676.7
Aportes permanentes	98.2		98.2	
Gastos anticipados y cargos diferidos	2,367.2		2,816.9	
Otros	65,027.1		96,614.4	
Menos: provisión	(22,823.3)		(22,852.8)	
VALORIZACIONES		500,552.7		460,209.4
Inversiones disponibles para la venta en títulos participativos de baja o mínima Bursatilidad o sin cotizacion en bolsa (nota 5 y 20)	478,572.5		433,702.0	
Propiedades y equipo	21,980.2		26,507.4	
DESVALORIZACIONES (Nota 5)		(1,311.7)		(13,633.2)
Inversiones disponibles para la venta en títulos participativos de baja o minima bursatilidad o sin cotizacion en bolsa	(1,311.7)		(13,633.2)	
TOTAL ACTIVO		$3,974,753.1		$3,430,914.3
CUENTAS CONTINGENTES ACREEDORAS POR CONTRA (Nota 18)		166,398.1		345,665.8
CUENTAS CONTINGENTES DEUDORAS (Nota 18)		664,923.5		853,078.6
CUENTAS DE ORDEN DEUDORAS (Nota 19)		5,519,161.0		5,122,272.5
CUENTAS DE ORDEN ACREEDORAS POR CONTRA (Nota 19)		2,909,921.7		2,776,802.4
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		$9,260,404.3		$9,097,819.3

Las notas adjuntas son parte integral de los Estados Financieros.

José Elías Melo Acosta	**Martha Cecilia Castro Ortíz**	**Nelson Germán Segura Garzón**
Presidente (*)	**Contador (*)**	**Revisor Fiscal T.P. 24750-7**
	T.P. 40995-T	**Miembro de Deloitte & Touche Ltda.**
		(Ver informe adjunto)

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

Estados Financieros - Corporación Financiera Colombiana S.A.
Balances Generales al 30 de junio de 2009 y 31 de diciembre de 2008 *(expresado en millones de pesos colombianos)*

PASIVO	A 30 de junio de 2009		A 31 de diciembre de 2008	
DEPOSITOS Y EXIGIBILIDADES (Nota 11)		$1,166,316.4		$1,055,008.9
Certificados de depósito a término	1,012,305.0		801,849.0	
Depósitos de ahorro	153,651.8		205,908.7	
Otros	359.6		47,251.2	
POSICIONES PASIVAS EN OPERACIONES DE MERCADO (Nota 12)		572,538.5		350,644.4
CUENTAS POR PAGAR		74,482.7		63,938.5
Intereses	13,392.3		15,052.6	
Dividendos y excedentes	45,338.9		43,291.8	
Otras (Notas 13 y 20)	15,751.5		5,594.1	
OTROS PASIVOS		4,173.8		4,182.8
Obligaciones laborales consolidadas	2,024.3		1,849.9	
Ingresos anticipados y abonos diferidos	839.1		1,053.6	
Pensiones de jubilación	1,310.4		1,279.3	
PASIVOS ESTIMADOS Y PROVISIONES (Nota 14)		8,814.9		4,039.1
Obligaciones laborales	782.0		1,256.3	
Impuestos	4,902.8		101.2	
Otros	3,130.1		2,681.6	
TOTAL PASIVO		1,826,326.3		1,477,813.7
PATRIMONIO				
CAPITAL SOCIAL (Nota 15)		1,713.2		1,701.6
Al 30 de junio de 2009 y 31 de diciembre de 2008 dividido en 171,315,953 y 170,161,992 Acciones de Valor Nominal de $10.oo c/u, respectivamente				
RESERVAS (Nota 16)		1,202,383.4		1,169,814.7
Reserva legal	656,729.4		641,627.2	
Reservas estatutarias y ocasionales	545,654.0		528,187.5	
SUPERAVIT O DEFICIT		806,064.3		654,118.2
Ganancias o pérdidas no realizado en inv,ersiones disponibles para la venta (Nota 17)	306,823.3		207,542.0	
Valorizaciones	500,552.7		460,209.4	
Desvalorizaciones	(1,311.7)		(13,633.2)	
UTILIDAD DEL EJERCICIO		138,265.9		127,466.1
TOTAL PATRIMONIO		2,148,426.8		1,953,100.6
TOTAL PASIVO Y PATRIMONIO		$3,974,753.1		$3,430,914.3
CUENTAS CONTINGENTES ACREEDORAS (Nota 18)		166,398.1		345,665.8
Avales y garantías	107,370.6		107,005.1	
Otras contingencias	59,027.5		238,660.7	
CUENTAS CONTINGENTES DEUDORAS POR EL CONTRARIO (Nota 18)		664,923.5		853,078.6
CUENTAS DE ORDEN DEUDORAS POR EL CONTRARIO (Nota 19)		5,519,161.0		5,122,272.5
CUENTAS DE ORDEN ACREEDORAS (Nota 19)		2,909,921.7		2,776,802.4
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		$9,260,404.3		$9,097,819.3

Las notas adjuntas son parte integral de los Estados Financieros.

José Elías Melo Acosta
Presidente (*)

Martha Cecilia Castro Ortíz
Contador (*)
T.P. 40995-T

Nelson Germán Segura Garzón
Revisor Fiscal T.P. 24750-7
Miembro de Deloitte & Touche Ltda.
(Ver informe adjunto)

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

Estados Financieros - Corporación Financiera Colombiana S.A.
Estados de Ganancias y Pérdidas al 30 de junio de 2009 y 31 de diciembre de 2008 *(expresado en millones de pesos)*

GANANCIAS Y PÉRDIDAS	A 30 de junio de 2009		A 31 de diciembre de 2008	
INGRESOS OPERACIONALES DIRECTOS (Nota 20)		$1,048,128.1		$966,559.1
Intereses y descuento amort cartera de crédito y otros intereses	3,027.1		11,848.8	
Utilidad en valoracion inversiones neg títulos de deuda	39,046.4		18,926.4	
Utilidad en valoracion inversiones neg títulos participativos	3,214.6		1,576.5	
Utilidad en valoracion inversiones para mantener hasta el vcto.	2,760.3		2,522.2	
Utilidad en valoracion inversiones disponibles para la venta tít deuda	31,753.9		33,500.6	
Ganancia realizada en inversiones disponibles para la venta	28,825.5		1,096.5	
Comisiones y honorarios	6,906.9		3,619.4	
Utilidad en valoracion de derivados	382,844.7		551,820.4	
Utilidad en valoracion de operaciones de contado	4,743.1		3,936.3	
Cambios	536,649.2		311,146.5	
Utilidad en venta de inversiones	8,356.4		26,565.5	
GASTOS OPERACIONALES DIRECTOS		986,358.2		923,067.8
Intereses. prima amortizada y amortización de descuento	65,549.0		79,177.1	
Pérdida realizada en inversiones disponibles para la venta	2,508.5		375.3	
Comisiones	2,544.1		1,912.1	
Pérdida en valoración de derivados	331,401.2		548,114.8	
Cambios	570,058.7		283,975.5	
Pérdida en venta de inversiones	8,939.9		4,575.5	
Perdida en la valoración de operaciones de contado	5,356.8		4,937.5	
RESULTADO OPERACIONAL DIRECTO		61,769.9		43,491.3
INGRESOS OPERACIONALES (Nota 21)		124,452.9		121,917.8
Dividendos y participaciones	120,269.9		112,724.8	
Otros	4,183.0		9,193.0	
GASTOS OPERACIONALES		44,374.1		42,032.3
Gastos de personal	13,987.2		12,408.4	
Otros (Nota 22)	30,386.9		29,623.9	
RESULTADO OPERACIONAL ANTES DE PROVISIONES. DEPRECIACIONES Y AMORTIZACIONES		141,848.7		123,376.8
PROVISIONES		8,665.1		3,629.2
Inversiones (Nota 5)	6,360.5		639.6	
Cuentas por cobrar	1,485.1		1,323.3	
Propiedades y equipo	284.6		0.0	
Otras (Nota 23)	534.9		1,666.3	
DEPRECIACIONES (Nota 9)		612.2		588.1
AMORTIZACIONES		612.1		700.5
RESULTADO OPERACIONAL NETO		131,959.3		118,459.0
INGRESOS NO OPERACIONALES (Nota 24)		11,922.0		12,971.6
GASTOS NO OPERACIONALES (Nota 25)		1,065.4		831.6
RESULTADO NETO NO OPERACIONAL		10,856.6		12,140.0
UTILIDAD ANTES DE IMPUESTO A LA RENTA		142,815.9		130,599.0
IMPUESTO A LA RENTA Y COMPLEMENTARIOS (Nota 26)		4,550.0		3,132.9
UTILIDAD DEL EJERCICIO		$138,265.9		$127,466.1
UTILIDAD NETA POR ACCIÓN (en pesos)		$809.8		$753.1

Las notas adjuntas son parte integral de los Estados Financieros.

José Elías Melo Acosta	Martha Cecilia Castro Ortíz	Nelson Germán Segura Garzón
Presidente (*)	Contador (*)	Revisor Fiscal T.P. 24750-7
	T.P. 40995-T	Miembro de Deloitte & Touche Ltda.
		(Ver informe adjunto)

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

Estados Financieros - Corporación Financiera Colombiana S.A.
Estados de Flujos de efectivo
Períodos que terminaron el 30 de junio de 2009 y 31 de diciembre de 2008 *(expresado en millones de pesos)*

	A 30 de junio de 2009	A 31 de diciembre de 2008
FLUJOS DE EFECTIVO POR LAS ACTIVIDADES DE OPERACIÓN:		
Utilidad neta del ejercicio	$138,265.9	$127,466.1
Ajustes para conciliar la utilidad neta del ejercicio y el efectivo neto provisto por las actividades de operación:		
Provisión Inversiones no negociables renta variable	6,360.5	639.6
Provisión cuentas por cobrar	1,485.1	1,323.3
Provisión bienes recibidos en pago	481.0	207.8
Provisión propiedades y equipo	284.6	-
Provisión otros activos	54.0	1,458.5
Reintegro provisión inversiones	(4,142.7)	(6,279.8)
Reintegro provisión cuentas por cobrar	(50.5)	(111.1)
Reintegro provisión bienes recibidos en pago	(7.8)	(731.2)
Reintegro provisión otros activos	(79.5)	-
Valoración de inversiones, neto	(76,775.2)	(56,525.7)
Utilidad en venta de bienes recibidos en pago, neta	(429.4)	(256.5)
Utilidad en venta de propiedades y equipo, neta	(1,207.0)	(11.3)
Depreciaciones	612.2	588.1
Amortizaciones	612.1	700.5
Utilidad depurada	65,463.3	40,734.2
Aumento (disminución) pasivos estimados y provisiones	4,775.8	(4,919.8)
Disminución en otros pasivos	(9.0)	(4,012.6)
Aumento (disminución) en cuentas por pagar	10,544.2	(12,090.6)
(Aumento) disminución cuentas por cobrar, neto	(27,566.2)	15,515.3
Disminución (aumento) en otros activos	31,420.9	(25,555.1)
(Aumento) disminución bienes recibidos en pago	(596.1)	555.9
Efectivo neto provisto en actividades de operación	84,032.9	10,227.3
Flujo de efectivo de las actividades de inversión:		
Venta de inversiones	(218,688.3)	33,666.9
(Aumento) dismunición aceptaciones y derivativos	(95,522.0)	5,214.3
Disminución (aumento) propiedades y equipo	1,092.9	(359.3)
Dividendos recibidos en efectivo	98.2	196.4
Efectivo neto (utilizado) provisto por actividades de inversión	(313,019.2)	38,718.3
Flujo de efectivo de las actividades de financiación:		
Aumento depósitos y exigibilidades	111,307.5	9,157.1
Aumento (disminución) en posiciones pasivas en operaciones de mercado	221,894.1	(84,779.3)
Dividendos pagados en efectivo	(94,885.8)	(95,488.4)
Efectivo neto provisto (utilizado) en actividades de financiación	238,315.8	(171,110.6)
Disminución (aumento) neto en efectivo y equivalentes de efectivo	9,329.5	(122,165.0)
Efectivo al comienzo del período	171,768.5	293,933.5
Efectivo al final del período	$181,098.0	$171,768.5

Las notas adjuntas son parte integral de los Estados Financieros.

José Elías Melo Acosta
Presidente (*)

Martha Cecilia Castro Ortíz
Contador (*)
T.P. 40995-T

Nelson Germán Segura Garzón
Revisor Fiscal T.P. 24750-7
Miembro de Deloitte & Touche Ltda.
(Ver informe adjunto)

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

Estados Financieros - Corporación Financiera Colombiana S.A.
Estados de Cambios en el Patrimonio de los Accionistas
Períodos que terminaron el 30 de junio de 2009 y 31 de diciembre de 2008 *(expresado en millones de pesos colombianos)*

	Capital Social	Reserva legal	Reservas estatutarias y ocasionales					Ganancias no realizadas en inversiones	Valorizaciones	Desvalorizaciones	Resultado de ejercicios anteriores	Utilidad del ejercicio	Patrimonio de los accionistas
			Disposiciones fiscales	A disposición de la asamblea	Fomento económico	Capitalización económica	Total						
Saldo al 30 de junio de 2008	$1,683.4	$617,134.5	$389,084.3	$161,777.8	$8.8	$4.4	$550,875.3	$235,276.1	$430,452.1	$(38,092.9)	$-	$97,311.5	$1,894,640.0
Traslado de utilidades del ejercicio a resultados de ejercicios anteriores	-	-	-	-	-	-	-	-	-	-	97,311.5	(97,311.5)	-
Liberación reserva para futuros repartos	-	-	-	(161,777.8)	-	-	(161,777.8)	-	-	-	161,777.8	-	-
Constitución Reservas Sobre Valoracion de Inversiones Decreto 2336/95	-	-	5,640.7	-	-	-	5,640.7	-	-	-	(5,640.7)	-	-
Constitución reserva para futuros repartos	-	-	-	133,449.3	-	-	133,449.3	-	-	-	(133,449.3)	-	-
Dividendo en efectivo de $510.0 por acción sobre 157,656,790 acciones ordinarias y 10,680,570 acciones preferenciales suscritas y pagadas a junio 30 de 2008. Este dividendo se canceló en seis (6) cuotas mensuales dentro de lo cinco (5) primeros días de cada mes a partir de octubre de 2008.	-	-	-	-	-	-	-	-	-	-	(85,852,1)	-	(85,852.1)
Dividendo en acciones de $202.85 por cada acción sobre las 157,656,790 acciones ordinarias y de $202.85 por cada acción sobre las 10,680,570 acciones preferenciales suscritas y pagadas a junio 31 de 2008. Este dividendo se pagó en acciones, a razón de 1 acción por cada 66,223163049 acciones ordinarias y 1 acción con dividendo preferencial y sin derecho a voto por cada 66,223163049acciones preferenciales, suscritas y pagadas a 30 de junio de 2008. El pago de las acciones se efectuó el día 1 de octubre de 2008 a quienes demostraron su la calidad de accionista al tiempo de hacerse exigible el pago de conformidad con la regulación vigente. Para tal fin se emitieron un total de 2,541,971 nuevas acciones, 2,380,690 acciones ordinarias y 161,281 acciones preferenciales. El valor unitario de las acciones que serán entregadas correspondió al precio promedio ponderado de las acciones ordinarias negociadas en bolsa en la semana del 21 al 25 de julio de 2008, $13,433.37.	18.2	24,492.7	-	-	-	-	-	-	-	-	(24,510.9)	-	-
Dividendos decretados en acciones que fueron pagados en efectivo a solicitud de los accionistas	-	-	-	-	-	-	-	-	-	-	(9,636.3)	-	(9,636.3)
Movimiento del ejercicio	-	-	-	-	-	-	-	(27,734,1)	29,757.3	24,459.7	-	-	26,482.9
Utilidad del ejercicio	-	-	-	-	-	-	-	-	-	-	-	127,466.1	127,466.1
Saldo al 31 de diciembre de 2008	1,701.6	641,627.2	394,725.0	133,449.3	8.8	4.4	528,187.5	207,542.0	460,209.4	(13,633.2)	-	127,466.1	1,953,100.6
Traslado de utilidades del ejercicio a resultados de ejercicios anteriores	-	-	-	-	-	-	-	-	-	-	127,466.1	(127,466.1)	-
Liberación reserva para futuros repartos	-	-	-	(133,449.3)	-	-	(133,449.3)	-	-	-	133,449.3	-	-
Constitución Reservas Sobre Valoracion de Inversiones Decreto 2336/95	-	-	156.8	-	-	-	156.8	-	-	-	(156.8)	-	-
Constitución reserva para futuros repartos	-	-	-	150,759.0	-	-	150,759.0	-	-	-	(150,759.0)	-	-
Dividendo en efectivo de $528.0 por acción sobre 159,420,858 acciones ordinarias y 10,741,134 acciones preferenciales suscritas y pagadas a diciembre 31 de 2008. Este dividendo se cancelaró en seis (6) cuotas mensuales dentro de lo cinco (5) primeros días de cada mes a partir de abril de 2009.	-	-	-	-	-	-	-	-	-	-	(89,845.5)	-	(89,845.5)
Dividendo en acciones de $118.44 por cada acción sobre las 159,420,858 acciones ordinarias y de $118.44 por cada acción sobre las 10,741,134 acciones preferenciales suscritas y pagadas a diciembre 31 de 2008. Este dividendo se pagó en acciones, a razón de 1 acción por cada 110,581901199 acciones ordinarias y 1 acción con dividendo preferencial y sin derecho a voto por cada 110,581901199 acciones preferenciales, suscritas y pagadas a 30 de diciembre de 2008. El pago de las acciones se efectuó el día 1 de abril de 2009 a quienes demostraron calidad de accionista al tiempo de hacerse exigible el pago de conformidad con la regulación vigente. Para tal fin se emitiron un total de 1,538,787 nuevas acciones, 1,441,654 acciones ordinarias y 97,133 acciones preferenciales. El valor unitario de las acciones que fueron entregadas correspondió al precio promedio ponderado de las acciones ordinarias negociadas en bolsa en la semana del 19 al 23 de enero de 2009, $13,087,32	11.6	15,102.2	-	-	-	-	-	-	-	-	(15,113.8)	-	-
Dividendos decretados en acciones que fueron pagados en efectivo a solicitud de los accionistas	-	-	-	-	-	-	-	-	-	-	(5,040.3)	-	(5,040.3)
Movimiento del ejercicio	-	-	-	-	-	-	-	99,281.3	40,343.3	12,321.5	-	-	151,946.1
Utilidad del ejercicio	-	-	-	-	-	-	-	-	-	-	-	138,265.9	138,265.9
Saldo al 30 de junio de 2009	$1,713.2	$656,729.4	$394,881.8	$150,759.0	$8.8	$4.4	$545,654.0	$306,823.3	$500,552.7	$(1,311.7)	$-	$138,265.9	$2,148,426.8

Las notas adjuntas son parte integral de los Estados Fnancieros.

José Elías Melo Acosta
Presidente (*)

Martha Cecilia Castro Ortíz
Contador (*)
T.P. 40995-T

Nelson Germán Segura Garzón
Revisor Fiscal T.P. 24750-7
Miembro de Deloitte & Touche Ltda.
(Ver informe adjunto)

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

Notas a los Estados Financieros
30 de Junio de 2009 y 31 de Diciembre de 2008

NOTAS A LOS ESTADOS FINANCIEROS 31 DICIEMBRE Y 30 DE JUNIO DE 2008

(1) Entidad Reportante

La Corporación Financiera Colombiana S.A., (en adelante la Corporación) es una institución financiera de carácter privado, autorizada por la Superintendencia Financiera mediante Resolución del 18 de octubre de 1961, sociedad comercial anónima, constituida el 27 de noviembre de 1961 mediante escritura pública No. 5710 de la Notaría Primera del círculo de Cali, cuyo plazo de duración está previsto hasta el 2 de octubre del año 2051, el cual puede ser extendido por simple decisión de la Asamblea General de Accionistas.

Mediante la escritura pública No. 12,364 de diciembre 30 de 2005 otorgada en la Notaría 18 de Bogotá, se formaliza la fusión de la Corporación Financiera del Valle S.A.(entidad absorbente) con la Corporación Financiera Colombiana S.A.(entidad absorbida). En esa misma escritura la entidad absorbente modificó su razón social por la de Corporación Financiera Colombiana S.A., cambió su domicilio de la ciudad de Cali a la ciudad de Bogotá, y aumentó su capital autorizado a $1,715.0.

Con la escritura pública No.10410 de la Notaría 71 de Bogotá, el día 26 de diciembre de 2007 se formalizó la fusión de la Corporación Financiera Colombiana (entidad absorbente) con la sociedad Proyectos de Energía S.A. (entidad absorbida), la cual se disolvió sin liquidarse.

La Corporación tiene como objeto social la realización de todos los actos y contratos autorizados a esta clase de establecimientos de crédito por el Estatuto Orgánico del Sistema Financiero o aquellas otras disposiciones especiales o normas que lo sustituyan, modifiquen o adicionen. En desarrollo del objeto, la sociedad puede realizar todos los actos y contratos para lograr su finalidad, como fomentar el ahorro y la inversión privada, desarrollar el mercado de capitales, promover la creación, reorganización, fusión, transformación y expansión de cualquier tipo de empresas en aquellos sectores a los cuales se autorice la extensión de sus servicios, como también otorgarles financiación a mediano y largo plazo y ofrecerles servicios financieros especializados que contribuyan a su desarrollo.

La Corporación tiene su domicilio principal en la ciudad de Bogotá y opera a través de sus 5 regionales y 5 agencias en distintas ciudades del país, al 30 de junio de 2009. La Corporación no tiene corresponsales no bancarios. Al 30 de junio de 2009 cuenta con 296 empleados directos, 10 indirectos y 34 temporales, además posee las siguiente filiales y subsidiarias: Leasing Corficolombiana S.A., Banco Corficolombiana Panamá S.A., sociedad financiera en el exterior, Fiduciaria Corficolombiana S.A., Casa de Bolsa Corficolombiana S.A., Gas Comprimido del Perú, Organización Pajonales S.A., Hoteles Estelar de Colombia S.A., Valle Bursátiles S.A., Valora S.A., Proyectos de Infraestructura S.A., Epiandes S.A., Promotora y Comercializadora Turística Santamar S.A., Colombiana de Licitaciones y Concesiones Ltda.,Tejidos Sintéticos de Colombia S.A., Plantaciones Unipalma de los Llanos S.A , Pizano S.A, en restructración, Inversora en Aeropuertos S.A., e Industrias Lehner S.A. Los estados financieros que se acompañan incluyen los activos, pasivos y resultados de la Dirección General y sus sucursales. Los estados financieros consolidados son preparados independientemente.

(2) Principales Políticas Contables

(a) Contabilidad Básica

El sistema contable utilizado por la Corporación es el de causación, según el cual los ingresos y egresos se registran cuando se causan independientemente que se hayan cobrado o pagado en efectivo.

Los intereses y comisiones cobrados anticipadamente son registrados como ingreso diferido.

(b) Disponible

Registra los recursos de alta liquidez con que cuenta la Corporación tales como: caja, depósitos en el Banco de la República, depósitos en bancos tanto en moneda nacional como en moneda extranjera y en otras entidades financieras tanto del país como del exterior.

Los descubiertos en cuentas corrientes bancarias se constituyen en obligaciones a favor del respectivo establecimiento bancario y se reflejan en la cuenta pasiva de descubiertos en cuenta corriente bancaria.

El valor de los cheques girados por la Corporación, que no hayan sido cobrados luego de seis (6) meses de girados se reclasifica en la cuenta pasiva cheques girados no cobrados.

Por instrucciones contables impartidas por la Superintendencia Financiera, las entidades Financieras para cubrir eventuales pérdidas originadas por partidas pendientes de aclarar en las conciliaciones bancarias, deben provisionar las notas débito extractadas no contabilizadas y las notas crédito contabilizadas no extractadas que poseen más de 30 días cuando sea en moneda nacional y 60 días cuando sea de moneda extranjera, de permanencia en dichas conciliaciones.

(c) Operaciones Repo, Simultáneas y de Transferencia Temporal de Valores

En las operaciones repo, simultáneas y de transferencia temporal de valores se presenta un intercambio de valores y de dinero entre las partes. En el caso de la operación de transferencia temporal de valores respaldada por valores, el intercambio se realiza entre valores.

En estas operaciones una de las partes, el enajenante (u originador en la Ttv), entrega valores al adquirente (receptor en la Ttv), y al hacerlo le transfiere la propiedad de éstos. A cambio, el adquirente (o receptor en la Ttv) le entrega dinero al enajenante u originador. En el caso de la transferencia temporal de valores (Ttv) respaldada por valores, el receptor entrega valores al originador y al hacerlo le transfiere la propiedad de éstos.

La transferencia de la propiedad es parte integral y principal de la estructura legal de estas operaciones, con ella se busca proteger a la contraparte en caso de un incumplimiento de quien entregó los valores.

De acuerdo con la norma, los valores se deben mantener registrados en el balance de quien inicialmente los entrega y esta entidad es quien debe valorarlos y reconocer los riesgos propios de los mismos. Así mismo, los flujos de efectivo que generen los valores dentro del plazo de la operación le deben ser restituidos a quien los entregó inicialmente en la misma.

Estas consideraciones se reflejan contablemente de la siguiente manera:

El enajenante, el originador o el receptor, según sea el caso, deben reclasificar dentro de su balance los valores que han entregado en una operación repo, simultánea o de transferencia temporal de valores y adicionalmente, deberán registrarlos dentro de sus cuentas de orden para revelar la entrega de los mismos.

El adquirente, el receptor o el originador según sea al caso, deben registrar en sus cuentas de orden el recibo de los valores provenientes de las operaciones mencionadas.

Las entidades participes en operaciones repo, simultáneas y de transferencia temporal de valores deben registrar los recursos dinerarios provenientes de estas operaciones dentro de sus respectivos balances como una obligación o un derecho, según sea la posición en que se encuentre.

Los valores transferidos con ocasión de operaciones repo, simultánea y de transferencia temporal de valores sólo se registran en el balance del adquirente, del receptor o del originador, según sea el caso, en el momento en que se presente el incumplimiento de la respectiva operación o una de las partes de la operación sea objeto de un procedimiento concursal, de una toma de posesión para liquidación o de acuerdos globales de reestructuración de deudas.

En el mencionado evento, el enajenante, el originador o el receptor también debe retirar de su balance los valores entregados con ocasión de la celebración de las mencionadas operaciones.

Los valores obtenidos como consecuencia de la celebración de operaciones de transferencia temporal de valores, repo o simultánea que sean entregados nuevamente por la realización de alguna de las mencionadas operaciones, se registran únicamente a través de cuentas de orden.

Cuando se cumpla la operación a través de la cual se obtuvieron inicialmente los valores, se deberá revertir el registro realizado en cuentas de orden.

Cuando el adquirente, el originador o el receptor incurran en una posición en corto deberán registrar en su balance una obligación financiera a favor del enajenante, originador o receptor iniciales por el precio justo de intercambio de los respectivos valores.

Los rendimientos de las operaciones repo o de las operaciones simultáneas se deben causar exponencialmente por las partes durante el plazo de la respectiva operación y serán un gasto o un ingreso para cada una de éstas, según corresponda.

La posición activa en una operación Repo o simultánea se presenta cuando una persona adquiere valores, a cambio de la entrega de una suma de dinero, asumiendo en dicho mismo acto y momento el compromiso de transferir nuevamente la propiedad al "enajenante" el mismo día o en una fecha posterior y a un precio determinado de valores de la misma especie y características. A este participante en la operación se le denominará: "adquiriente".

La posición pasiva en una operación Repo o simultánea se presenta cuando una persona transfiere la propiedad de valores, a cambio del pago de una suma de dinero, asumiendo en este mismo acto y momento el compromiso de adquirirlos nuevamente de su contraparte o de adquirir de ésta valores de la misma especie y características el mismo día o en una fecha posterior y a un precio monto predeterminado. A este participante en la operación se le denominará: "enajenante".

Fondos Interbancarios

Se consideran fondos interbancarios aquellos que coloca (recibe) una entidad financiera en (de) otra entidad financiera en forma directa sin mediar para ello pacto de transferencia de inversiones o de cartera de créditos. Son operaciones conexas al objeto social que se pactan a un plazo no mayor a treinta (30) días comunes, siempre y cuando con ella se busque aprovechar excesos o suplir defectos de liquidez.

Las operaciones de fondos interbancarios comprenden igualmente las transacciones denominadas 'over night', realizadas con bancos del exterior utilizando fondos de la entidad financiera nacional.

(d) Inversiones

Incluye las inversiones adquiridas por la Corporación con la finalidad de mantener una reserva secundaria de liquidez, de adquirir el control directo o indirecto de cualquier sociedad del sector financiero o servicios técnicos, de cumplir con disposiciones legales o reglamentarias, o con el objeto

exclusivo de eliminar o reducir significativamente el riesgo de mercado a que están expuestos los activos, pasivos u otros elementos de los estados financieros.

En el Cuadro 4 se indica la forma en que se clasifican, valoran y contabilizan los diferentes tipos de inversión.

Criterios para la Valoración de Inversiones

La determinación del valor o precio justo de intercambio de un valor o título, debe considerar todos los criterios necesarios para garantizar el cumplimiento del objetivo de la valoración de inversiones establecido en el Capítulo I de la Circular Externa 100 de 1995 y en todos los casos los siguientes:

- **Objetividad.** La determinación y asignación del valor o precio justo de intercambio de un valor o título se debe efectuar con base en criterios técnicos y profesionales, que reconozcan los efectos derivados de los cambios en el comportamiento de todas las variables que puedan afectar dicho precio.

- **Transparencia y representatividad.** El valor o precio justo de intercambio de un valor o título se debe determinar y asignar con el propósito de revelar un resultado económico cierto, neutral, verificable y representativo de los derechos incorporados en el respectivo valor o título.

- **Evaluación y análisis permanentes.** El valor o precio justo de intercambio que se atribuya a un valor o título se debe fundamentar en la evaluación y el análisis permanentes de las condiciones del mercado, de los emisores y de la respectiva emisión. Las variaciones en dichas condiciones se deben reflejar en cambios del valor o precio previamente asignado, con la periodicidad establecida para la valoración de las inversiones determinada en la citada norma.

  Profesionalismo. La determinación del valor o precio justo de intercambio de un valor o título se debe basar en las conclusiones producto del análisis y estudio que realizaría un experto prudente y diligente, encaminados a la búsqueda, obtención, conocimiento y evaluación de toda la información relevante disponible, de manera tal que el precio que se determine refleje los montos que razonablemente se recibirían por su venta.

Periodicidad de la Valoración y del Registro Contable

La valoración de las inversiones se debe efectuar diariamente, a menos que en otras disposiciones se indique una frecuencia diferente.

Los registros contables necesarios para el reconocimiento de la valoración de las inversiones se deben efectuar con la misma frecuencia prevista para la valoración.

Las inversiones de los fondos mutuos de inversión y de los fideicomisos administrados por sociedades fiduciarias distintos de los patrimonios autónomos o de los encargos fiduciarios constituidos para administrar recursos pensionales de la seguridad social y de los fondos comunes de inversión ordinarios y de los fondos comunes de inversión especiales, se deben valorar por lo menos en forma mensual y sus resultados ser registrados con la misma frecuencia. No obstante, si los plazos de rendición de cuentas son menores, se deben acoger a éstos.

Reclasificación de las Inversiones

Para que una inversión pueda ser mantenida dentro de una cualquiera de las categorías de clasificación de que trata el capítulo I de la Circular Externa 100, el respectivo valor o título debe cumplir con las características o condiciones propias de la clase de inversiones de la que forme parte. En cualquier tiempo, la Superintendencia puede ordenar a la entidad vigilada la reclasificación de un valor o título,

Cuadro 4. Clasificación, valorización y contabilización de los diferentes tipos de inversión

Clasificación	Plazo	Características	Valoración	Contabilización
Negociables títulos de deuda	Corto plazo	Títulos adquiridos con el propósito de obtener utilidades por las fluctuaciones del precio.	Utilizan los precios justos de intercambio, tasas de referencia y/o márgenes, que calcula y publica diariamente la Bolsa de Valores de Colombia.	La diferencia que se presente entre el valor actual de mercado y el inmediatamente anterior se registra como mayor o menor valor de la inversión y su contrapartida afecta los resultados del periodo. A partir del 12 de junio de 2007, en cumplimiento con la Circular Externa 014 de 2007 de la Superintendencia Financiera de Colombia, las inversiones se valoran a precios de mercado, a partir del mismo día de su adquisición, por tanto, la contabilización de los cambios entre el costo de adquisición y el valor de mercado de las inversiones se realiza a partir de la fecha de compra.
Para mantener hasta el vencimiento	Hasta su vencimiento	Títulos respecto de los cuales la Corporación tiene el propósito serio y la capacidad legal, contractual, financiera y operativa de mantenerlos hasta el vencimiento de su plazo de maduración.	En forma exponencial a partir de la tasa interna de retorno calculada en el momento de la compra.	El valor presente se contabiliza como un mayor valor de la inversión y su contrapartida se registra en los resultados del período.
Disponibles para la venta-títulos de deuda	Un año	Cumplido el año, el primer día hábil siguiente pueden reclasificar en las anteriores categorías.	Utilizan los precios justos de intercambio, tasas de referencia y márgenes, que calcula y publica diariamente la Bolsa de Valores de Colombia.	Los cambios que se presenten en estos valores o títulos de baja o mínima bursatilidad o sin ninguna cotización se contabilizan de acuerdo con el siguiente procedimiento: ➤ La diferencia entre el valor presente del día de la valoración y el inmediatamente anterior se registra como un mayor valor de la inversión con abono a cuentas de resultados. ➤ La diferencia entre el valor de mercado y el valor presente se registra como una ganancia o pérdida acumulada no realizada, dentro de las cuentas del patrimonio.
Disponibles para la venta-títulos participativos	Sin	Con baja o mínima bursatilidad, que no tienen cotización, títulos que mantiene la Corporación en su calidad de controlante o matriz.	Las inversiones en títulos participativos se valoran de acuerdo con el índice de bursatilidad que mantengan en la fecha de valoración, así: Baja o mínima bursatilidad o sin ninguna cotización se valoran mensualmente y se aumentan o disminuyen en el porcentaje de participación de las variaciones patrimoniales, subsecuentes a la adquisición de la inversión, calculadas con base en los últimos estados financieros certificados. Dichos estados no pueden ser anteriores a seis (6) meses contados desde la fecha de la valoración, o los más recientes, cuando sean conocidos y dictaminados.	Baja o mínima bursatilidad o sin ninguna cotización ➤ La diferencia entre el valor de mercado o valor de la inversión actualizado y el valor por el cual se encuentra registrada la inversión, se contabiliza, así: Si es superior, en primera instancia disminuye la provisión o desvalorización hasta agotarla y el exceso se registra como superávit por valorización. Si es Inferior, afecta el superávit por valorización hasta agotarlo y el exceso se registra como una desvalorización. ➤ Cuando los dividendos o utilidades se reparten en especie, incluidos los provenientes de la capitalización de la cuenta revalorización del patrimonio, se registra como ingreso la parte que ha sido contabilizada como superávit por valorización, con cargo a la inversión y se revierte dicho superávit. Cuando los dividendos o utilidades se reparten en efectivo, se registra como ingreso el valor contabilizado como superávit por valorización, revirtiendo dicho superávit y el monto de los dividendos que excede el mismo se contabiliza como un menor valor de la inversión. Alta y media bursatilidad La actualización del valor de mercado de los títulos de alta o media bursatilidad o que se coticen en bolsas del exterior internacionalmente reconocidas, se contabiliza como una ganancia o pérdida acumulada no realizada, dentro de las cuentas del patrimonio, con abono o cargo a la inversión. Los dividendos o utilidades que se reparten en especie o en efectivo, incluidos los provenientes de la capitalización de la cuenta revalorización del patrimonio, se registran como ingreso hasta el monto que le corresponde al inversionista. Sobre las utilidades o revalorización del patrimonio del emisor contabilizadas por éste desde la fecha de adquisición de la inversión, con cargo a cuentas por cobrar.
Negociables títulos participativos			Media bursatilidad, se valoran diariamente con base en el precio promedio determinado y publicado por las bolsas de valores, en las que se negocie. Dicho valor corresponde al precio promedio ponderado por la cantidad transada en los últimos cinco (5) días en los que haya habido negociaciones. Alta bursatilidad, se valoran diariamente con base en el último precio promedio ponderado diario de negociación publicado por la bolsa de valores.	Se contabiliza como una ganancia o pérdida dentro de el Estado de Resultados, con abono o cargo a la inversión.

cuando quiera que éste no cumpla con las características propias de la clase en la que pretenda ser clasificado o dicha reclasificación sea requerida para lograr una mejor revelación de la situación financiera del inversionista.

Las entidades vigiladas pueden reclasificar sus inversiones de conformidad con las siguientes disposiciones:

Reclasificación de las Inversiones para mantener hasta el Vencimiento a Inversiones Negociables

Hay lugar a reclasificar los valores o títulos de la categoría de inversiones para mantener hasta el vencimiento a la categoría de inversiones negociables cuando ocurra una cualquiera de las siguientes circunstancias:

- Deterioro significativo en las condiciones del emisor, de su matriz, de sus subordinadas ó de sus vinculadas.
- Cambios en la regulación que impidan el mantenimiento de la inversión.
- Procesos de fusión que conlleven la reclasificación o la realización de la inversión, con el propósito de mantener la posición previa de riesgo de tasas de interés o de ajustarse a la política de riesgo crediticio previamente establecida por la entidad resultante.
- Otros acontecimientos no previstos en los literales anteriores, previa autorización de la Superintendencia.

Reclasificación de las Inversiones Disponibles para la Venta a Inversiones Negociables o a Inversiones para Mantener hasta el Vencimiento

Hay lugar a reclasificar los valores o títulos de la categoría de inversiones disponibles para la venta a cualquiera de las otras dos categorías cuando:

- Se cumpla el plazo previsto en el numeral 3.3 del Capítulo I de la Circular Básica Contable y Financiera, Circular Externa 100 de 1995.
- El inversionista pierda su calidad de matriz o controlante, si este evento involucra la decisión de enajenación de la inversión o el propósito principal de obtener utilidades por las fluctuaciones a corto plazo del precio, a partir de esa fecha.
- Se presente alguna de las circunstancias previstas en el numeral 4.1 del Capitulo 1 de la Circular Básica Contable y Financiera, Circular Externa 100 de 1995.

Cuando las inversiones para mantener hasta el vencimiento o inversiones disponibles para la venta se reclasifiquen a inversiones negociables, se deben observar las normas sobre valoración y contabilización de estas últimas. En consecuencia, las ganancias o pérdidas no realizadas se deben reconocer como ingresos o egresos el día de la reclasificación.

En los eventos en los que se reclasifique una inversión, la entidad de que se trate debe comunicar a la Superintendencia la reclasificación efectuada, a más tardar dentro de los diez (10) días comunes siguientes a la fecha de la misma, indicando las razones que justifican tal decisión y precisando sus efectos en el estado de resultados.

Los valores o títulos que se reclasifiquen con el propósito de formar parte de las inversiones negociables, no pueden volver a ser reclasificados.

Provisiones o Pérdidas por Calificación de Riesgo Crediticio

El precio de los valores o títulos de deuda, así como el de los valores o títulos participativos con baja o mínima bursatilidad o sin ninguna cotización, debe ser ajustado en

cada fecha de valoración con fundamento en la calificación de riesgo crediticio, de conformidad con las siguientes disposiciones:

Salvo en los casos excepcionales que establezca la Superintendencia, no estarán sujetos a las disposiciones de este numeral los valores o títulos de deuda pública interna o externa emitidos o avalados por la Nación, los emitidos por el Banco de la República y los emitidos o garantizados por el Fondo de Garantías de Instituciones Financieras - FOGAFÍN.

Valores o Títulos de Emisiones o Emisores que Cuenten con Calificaciones Externas

Los valores o títulos de deuda que cuenten con una o varias calificaciones otorgadas por calificadoras externas reconocidas por la Superintendencia Financiera, o los valores o títulos de deuda emitidos por entidades que se encuentren calificadas por éstas, no pueden estar contabilizados por un monto que exceda los siguientes porcentajes de su valor nominal, neto de las amortizaciones efectuadas hasta la fecha de valoración:

Calificación largo plazo	Valor máximo (%)	Calificación Corto plazo	Valor máximo (%)
BB+,BB,BB-	Noventa (90)	3	Noventa (90)
B+,B,B-	Setenta (70)	4	Cincuenta (50)
CCC	Cincuenta (50)	5 y 6	Cero (0)
DD,EE	Cero (0)	-	-

Valores o Títulos de Emisiones o Emisores no Calificados

Para los valores o títulos de deuda que no cuenten con una calificación externa, para valores o títulos de deuda emitidos por entidades que no se encuentren calificadas o para valores o títulos participativos, el monto de las provisiones se debe determinar con fundamento en la metodología que para el efecto determine la entidad inversionista. Dicha metodología debe ser aprobada de manera previa por la Superintendencia que ejerza vigilancia sobre la respectiva entidad.

Las entidades inversionistas que no cuenten con una metodología interna aprobada para la determinación de las provisiones a que hace referencia el presente numeral, se deben sujetar a lo siguiente:

Categoría	Riesgo	Características	Provisiones
A	Normal	Cumplen Cumplen con los términos pactados en el valor o título y cuentan con una adecuada capacidad de pago de capital e intereses.	No procede.
B	Aceptable	Corresponde a emisiones que presentan factores de incertidumbre que podrían afectar la capacidad de seguir cumpliendo adecuadamente con los servicios de la deuda. Así mismo, sus estados financieros y demás información disponible, presentan debilidades que pueden afectar su situación financiera.	El valor neto no puede ser superior al ochenta por ciento (80%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda, y del costo de adquisición en el caso de títulos participativos.
C	Apreciable	Corresponde a emisiones que presentan alta o media probabilidad de incumplimiento en el pago oportuno de capital e intereses. De igual forma, sus estados financieros y demás información disponible, muestran deficiencias en su situación financiera que comprometen la recuperación de la inversión.	El valor neto no puede ser superior al sesenta por ciento (60%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda y del costo de adquisición en el caso de títulos participativos.
D	Significativo	Corresponde a aquellas emisiones que presentan incumplimiento en los términos pactados en el título, así como sus estados financieros y demás información disponible presentan deficiencias acentuadas en su situación financiera, de suerte que la probabilidad de recuperar la inversión es altamente dudosa.	El valor neto no puede ser superior al cuarenta por ciento (40%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda y del costo de adquisición en el caso de títulos participativos.
E	Incobrable	Emisores que de acuerdo con sus estados financieros y demás información disponible se estima que la inversión es incobrable. Así mismo, si no se cuenta con los estados financieros con menos de seis (6) meses contados desde la fecha de la valoración.	El valor de estas inversiones debe estar totalmente provisionado.

(e) Aceptaciones y Derivativos

Aceptaciones Bancarias

Registra el valor de las aceptaciones bancarias creadas por la Corporación por cuenta de sus clientes y las creadas por cuenta de ésta por sus corresponsales. Igualmente registra los contratos celebrados por la Corporación, de operaciones con derivados, tales como forwards, carrusel o futuros, swaps y opciones.

Las aceptaciones bancarias tienen un plazo de vencimiento hasta de un (1) año y solo podrán originarse en transacciones de importación y exportación de bienes o compraventa de bienes muebles en el interior.

En el momento de aceptación de letras, su valor es contabilizado simultáneamente en el activo y pasivo, como "aceptaciones bancarias en plazo" y si al vencimiento no son presentadas para su cobro, se clasifican bajo el título "aceptaciones bancarias después del plazo". Si al realizarse el pago no han sido cubiertas por el adquiriente de las mercaderías, se reclasifican a la cuenta de préstamos, "aceptaciones bancarias cubiertas".

Después del vencimiento las aceptaciones bancarias están sujetas al encaje fijado para exigibilidades a la vista y antes de treinta (30) días.

Derivados

La Junta Directiva tiene a su cargo el establecimiento y aprobación de las políticas, objetivos y procedimientos para la administración de los riesgos inherentes a las operaciones con derivados y fija los criterios bajo los cuales deben implementarse.

De acuerdo con el Capítulo XVIII de la Circular Externa 100 de 1995 la Corporación efectúa la valorización y contabilización de los derivados diariamente.

Se definen como operaciones con derivados aquellas operaciones financieras que pueden ejercerse para comprar o vender activos en un futuro, como divisas, títulos valores, o futuros financieros sobre tasas de cambio, tasas de interés o índices bursátiles. Los derivados más comunes son los contratos a término o "forward", las opciones, los futuros y los swaps o permutas financieras.

Todos ellos son operaciones con cumplimiento en un futuro.

Dentro de estas operaciones se utiliza el término "subyacente" para hacer referencia al activo, tasa o índice de referencia cuyo movimiento de precio determina el valor de un derivado.

Riesgos Existentes cuando se hacen Operaciones con Derivados

Las operaciones con derivados son operaciones financieras y como tal están sujetas a la evaluación por riesgos de solvencia, mercado, contraparte, operacionales y jurídico.

Riesgo de Solvencia

Es la contingencia de pérdida por el deterioro en la estructura financiera del emisor o garante de un título, que pueda generar disminución en el valor de la inversión o en la capacidad de pago, total o parcial, de los rendimientos o del capital de la inversión.

Riesgo de Mercado

Los riesgos de mercado dependen del comportamiento del activo, tasa o índice de referencia. En este aspecto los productos derivados son semejantes a cualquier otro producto financiero, como los bonos o las cuentas por cobrar denominadas en otras divisas, cuyo valor depende de las tasas de interés y de cambio. No obstante, las relaciones que determinan el valor de los derivados son en general

más complejas y menos conocidas que las de productos financieros más tradicionales.

Riesgo de Contraparte

A lo largo de la vigencia de un derivado su valor económico o de mercado cambia de acuerdo con las fluctuaciones del producto financiero negociado, generando ganancias a una de las partes del contrato y pérdidas a la otra. Cuando por alguna razón la parte no favorecida por la evolución del valor del mercado del derivado no cumple sus obligaciones contractuales, se generará una pérdida a la otra parte; el riesgo de ésta pérdida se conoce como riesgo de contraparte.

Riesgos Operacionales

Los riesgos operacionales surgen de deficiencias en algún aspecto de la ejecución de un programa de derivados. Sus causas son similares a las que pueden ocurrir en el manejo de instrumentos financieros más tradicionales, pero por la complejidad de los derivados su prevención es más difícil; entre ellas se pueden citar fallas en los contratos gerenciales, en los sistemas de información, malas liquidaciones, incompetencias o error humano.

Riesgo Jurídico

El acelerado desarrollo y la constante evolución de los derivados obligan a operar dentro de un entorno legal complejo y a menudo incierto. El riesgo jurídico se define, entre otros, como el que nace de la posibilidad de que a los contratos representativos de operaciones con derivados no se les reconozca su exigibilidad; no existe una forma estándar para cuantificar este riesgo.

Perfil de Riesgo

La Corporación ha establecido un Manual de Productos de Tesorería, donde se detallan cada una de las operaciones de tesorería autorizadas, en las cuales se encuentran los productos Derivados.

La Corporación ha denominado su perfil de riesgo como especulativo, enmarcado dentro de las políticas y límites establecidas por la Junta Directiva, las cuales son monitoreadas por el área de Riesgo, informando su cumplimiento mensualmente a la Junta Directiva.

Las operaciones con derivados son operaciones financieras y como tal están sujetas a la evaluación por riesgos de mercado, solvencia y jurídicos definidos en el Capítulo XVIII de la Circular Básica Contable y Financiera de la Superintendencia Financiera.

La exposición crediticia se calcula de acuerdo con el anexo 4 de la Circular Externa 025 de 2008. Sin embargo la volatilidad empleada por la Corporación para el cálculo de la exposición crediticia de los derivados y de las operaciones Spot con cumplimiento DVP se basa en la Circular Externa 076 de 2000, la cual se presenta a continuación:

Plazo por dias	Renta Fija	Divisas
Intradia	1.23%	1.12%
1 a 90	5.2%	10.6%
91 a 180	7.4%	15.0%
Mayor a 180	10.8%	21.2%

En caso de que la volatilidad real supere la utilizada en el cuadro anterior, se aplicará la volatilidad real más un 10% adicional.

Se entiende por volatilidad real aquella que es calculada con la historia de la TRM para divisas y del IDP (Índice de Deuda Pública) para renta fija, en una ventana móvil de acuerdo al plazo analizado.

Los productos derivados autorizados por la Superintendencia Financiera de Colombia se valoran de acuerdo con lo estipulado en la Circular Externa 025 de 2008.

Los productos derivados autorizados para celebrar operaciones en la tesorería de la Corporación son: Forwards sobre Títulos, Forwards sobre Divisas, Forward peso-dólar americano, Forward divisa X-divisa Y , Opciones Europeas sobre Divisas, Opciones Europeas sobre Títulos, Swaps de Monedas, Swaps de Tasa de Interés y Futuros.

Las operaciones de Derivados solo se pueden realizar con clientes que tengan cupo disponible.

Los traders autorizados para realizar operaciones con derivados, serán aquellos que se encuentren certificados como operadores de derivados ante AMV.

Corficolombiana cuenta con una plataforma tecnológica que permite la grabación y registro de operaciones que se pacten con los clientes.

El Back office de tesorería es el área encargada de confirmar el cumplimiento de las operaciones de derivados de los clientes.

No se debe negociar ningún derivado que no este autorizado por Corficolombiana.

Los límites de concentración de riesgo están establecidos de la siguiente forma:

- Riesgo de Mercado en función del límite de pérdida de 100 puntos básicos del portafolio Forward peso/dólar.
- Riesgo de Liquidez en función de la concentración de vencimientos de Forward Delivery y Non Delivery peso/dólar.
- Riesgo de Crédito en función de los cupos establecidos por la Junta Directiva, los cuales son previamente recomendados por el comité de crédito.
- Riesgo Operacional en función de los mapas de riesgo inherente y residual establecidos para productos Derivados.

Contabilización de Instrumentos Financieros Derivados con Fines de Especulación

Los instrumentos financieros derivados con fines de especulación se contabilizan en el Balance de la Corporación, desde la fecha de celebración de los mismos, por su precio justo de intercambio. Cuando en la fecha inicial el valor de los contratos sea cero, es decir que no se realizan pagos ni entregas físicas entre las partes, no se afecta el estado de resultados. En las valoraciones subsiguientes, las variaciones en el precio justo de intercambio deben registrarse en el estado de resultados de acuerdo con lo establecido en el Capítulo XVIII de la Circular Externa 100 de 1995.

Independientemente de si la variación acumulada del precio justo de intercambio de un instrumento financiero derivado con fines de especulación es positiva (utilidad) o negativa (pérdida), dicha variación queda revelada diariamente en el estado de resultado en la respectiva subcuenta de ingresos o egresos donde el instrumento financiero derivado deba registrarse, según se trate de una utilidad acumulada o de una pérdida acumulada. De la misma manera se procede con cada unos de los instrumentos financieros derivados en que se haya negociado.

La contabilización de los instrumentos derivados, establecida mediante la Resolución 1420 de septiembre de 2008, que empezaban a regir a partir del 1 de julio de 2009, fue aplazada con la Circular Externa 023 de 2009 y se aplicarán a partir del 1 de enero de 2010.

Las metodologías para la valoración de los derivados son flexibles y persiguen desarrollar mecanismos para la evaluación y control permanente de los riesgos específicos de

dichas operaciones aplicando lo establecido en el Capítulo XVIII de la Circular Externa 100 de 1995.

Parámetros escogidos para la Valoración

Los parámetros escogidos se deben mantener durante la vigencia fiscal; si para la siguiente vigencia fiscal se desean modificar dichos parámetros, la entidad debe informar de ello a la Superintendencia Financiera con una antelación cuando menos de un mes.

Límite en tiempo para realizar Operaciones con Derivados

Todas las operaciones con derivados se deben realizar con un plazo mayor a tres (3) días hábiles, contados entre la fecha pactada como inicio de la operación y la fecha de cumplimiento o liquidación, con excepción de aquellas operaciones de compra y venta de divisas reglamentadas por la Junta Directiva del Banco de la República en la Resolución 4 de 1999, en las cuales la fecha de cumplimiento para su ejecución será dentro de los dos días hábiles inmediatamente siguientes.

(f) Bienes Realizables y Recibidos en Dación de Pago

Registra el valor de los bienes recibidos por la Corporación en pago de saldos no cancelados provenientes de créditos a su favor.

Los bienes recibidos en dación de pago representados en inmuebles se reciben con base en un avalúo comercial determinado técnicamente y los bienes muebles, acciones y participaciones, con base en el valor de mercado.

Los bienes recibidos en dación de pago representados en títulos valores se valoran y contabilizan de acuerdo con lo estipulado en el Capitulo 1 de la Circular Básica Contable y Financiera 100 de 1995, sobre inversiones.

Para el registro de los bienes recibidos en dación de pago, se tienen en cuenta las siguientes condiciones:

- El registro inicial se realiza de acuerdo con el valor determinado en la adjudicación judicial o el acordado con los deudores.
- Cuando el bien recibido en dación de pago no se encuentra en condiciones de enajenación, su costo se incrementa con los gastos necesarios en que se incurre para la venta.
- Si entre el valor por el cual se recibe el bien y el valor del crédito a cancelar resulta un saldo a favor del deudor, esta diferencia se contabiliza como una cuenta por pagar; en caso que el valor del bien no alcance a cubrir la totalidad de la obligación, se constituye una provisión equivalente al desfase.

(g) Provisión Bienes Realizables y Recibidos en Dación de Pago

Las provisiones individuales para los bienes inmuebles son constituidas aplicando el modelo desarrollado por la Corporación y aprobado por la Superintendencia Financiera. El modelo estima la máxima pérdida esperada en la venta de los bienes recibidos en dación de pago, de acuerdo con su historia de recuperaciones sobre los bienes vendidos, la inclusión de gastos incurridos en el recibo, sostenimiento y venta de los mismos y la agrupación de éstos en categorías comunes para estimar la tasa base de provisión. Esta tasa se ajustará mensualmente hasta alcanzar el ochenta por ciento (80%) de provisión.

Para los bienes muebles se constituye dentro del año siguiente de la recepción del bien una provisión equivalente al treinta y cinco por ciento (35%) del costo de adquisición del bien recibido en pago, la cual debe incrementarse en el segundo año en un treinta y cinco por ciento (35%) adi-

cional hasta alcanzar el setenta por ciento (70%) del valor en libros del bien recibido en pago antes de provisiones. Una vez vencido el término legal para la venta sin que se haya autorizado prórroga, la provisión debe ser del cien por ciento (100%) del valor restante en libros. En caso de concederse prórroga el treinta por ciento (30%) de la provisión podrá constituirse en el término de la misma.

En relación con las provisiones de los BRDP muebles que correspondan a títulos de inversión, éstas se constituyen bajo los criterios establecidos en el capítulo I de la Circular Básica Contable y Financiera 100 de 1995.

(h) Propiedades y Equipo

Registra los activos tangibles adquiridos, construidos o en proceso de importación, construcción o montaje que se utilizan en forma permanente en el desarrollo del giro del negocio y cuya vida útil excede de un (1) año. Incluye los costos y gastos directos e indirectos causados hasta el momento en que el activo se encuentra en condiciones de utilización.

Las adiciones, mejoras y reparaciones extraordinarias que aumenten significativamente la vida útil de los activos, se registran como mayor valor y los desembolsos por mantenimiento y reparaciones que se realicen para la conservación de estos activos se cargan a gastos, a medida que se causan.

La depreciación se registra utilizando el método de línea recta y de acuerdo con el número de años de vida útil estimado de los activos. Las tasas anuales de depreciación para cada rubro de activos son:

Edificios	5%
Muebles y equipos	10%
Equipo de computación	20%
Vehículos	20%

(i) Sucursales y Agencias

Registra el movimiento de las operaciones que se realizan entre la Dirección General y las Agencias.

Los saldos se concilian mensualmente y las partidas que resultan pendientes se regularizan en un plazo no mayor de treinta (30) días calendario.

Al cierre contable se reclasifican los saldos netos, que reflejan las subcuentas de sucursales y agencias, a las cuentas activas o pasivas y se reconocen los ingresos y gastos respectivos.

(j) Gastos Pagados por Anticipado

Los gastos anticipados corresponden a erogaciones en que incurre la Corporación en el desarrollo de su actividad, cuyo beneficio se recibe en varios períodos, pueden ser recuperables y suponen la ejecución sucesiva de los servicios a recibir.

La amortización se realiza de la siguiente manera:

- Los intereses se causan durante el período prepagado.
- Los seguros durante la vigencia de la póliza.
- El mantenimiento de equipos y programas para computador durante la vigencia del contrato.
- El seguro de conexión y transferencia de datos durante el período en que se reciben los servicios.
- Los otros gastos anticipados durante el período en que se reciben los servicios o se causan los costos o gastos.

(k) Cargos Diferidos

Los cargos diferidos corresponden a costos y gastos, que benefician períodos futuros y no son susceptibles de recu-

peración. La amortización se reconoce a partir de la fecha en que contribuyen a la generación de ingresos.

- Las remodelaciones en un período no mayor a dos (2) años.

- Programas para computador en un período no mayor a tres (3) años, sin embargo, cuando se trate de programas de avanzada tecnología que constituyan una plataforma global que permita el crecimiento futuro de la entidad acorde con los avances del mercado y cuyos costos de desarrollo o adquisición superen el 30% del patrimonio técnico de la respectiva entidad, incluido el hardware, previo concepto de la Superintendencia Financiera, se podrá diferir a cinco (5) años a partir del momento en que cada producto inicia su etapa productiva, mediante un programa gradual y ascendente con porcentajes del 10%, 15%, 20%, 25% y 30%, respectivamente, o mediante alícuotas iguales.

- Los gastos incurridos en investigación y desarrollo de estudios y proyectos serán diferibles, siempre que los gastos atribuibles se puedan identificar separadamente y su factibilidad técnica esté demostrada, su amortización se hará en un período no mayor de dos (2) años.

- Los cargos diferidos por concepto de mejoras a propiedades tomadas en arrendamiento, se amortizarán en el período menor entre la vigencia del respectivo contrato (sin tener en cuenta las prórrogas) y su vida útil probable.

- Útiles y papelería de acuerdo con el consumo real.

- El impuesto predial durante la vigencia fiscal prepagada.

- Los cargos diferidos por concepto de publicidad y propaganda se amortizarán durante un período igual al establecido para el ejercicio contable, es decir, durante seis (6) meses, siempre y cuando las erogaciones excedan de veinte (20) salarios mínimos mensuales. Sin embargo, tratándose de gastos de publicidad y propaganda que correspondan a campañas de promoción que se realicen con ocasión de la constitución de la Entidad o que tengan su origen en el lanzamiento de productos nuevos o en el cambio de marca o de nombre de la institución o de sus productos, el período de amortización no podrá exceder del término de tres (3) años; en todo caso solamente podrán diferirse durante el período aludido los gastos que se efectúen dentro de los seis (6) meses siguientes a la ocurrencia de las situaciones referidas.

- Los desembolsos correspondientes a publicidad y propaganda ocasionales, independientemente de su cuantía, no serán susceptibles de diferir.

- Contribuciones y afiliaciones, durante el correspondiente período prepagado.

- Comisiones pagadas por productos derivados durante el período del contrato.

- Los otros conceptos se amortizan durante el período estimado de recuperación de la erogación o de obtención de los beneficios esperados.

(l) <u>Derechos en Fideicomisos</u>

Contabilizados dentro de otros activos, comprende los derechos generados en virtud de la celebración de contratos de fiducia mercantil que dan al fideicomitente o beneficiario la posibilidad de ejercerlos de acuerdo al acto constitutivo o la ley.

Los derechos en fideicomisos se ajustaron por inflación hasta el 31 de diciembre de 2000 de acuerdo con la naturaleza del bien transferido.

Según la clase de activo, se sujetan a las reglas de evaluación y constitución de provisiones así como para los límites legales.

(m) Valorizaciones

Activos objeto de valorización

- Inversiones disponibles para la venta en títulos participativos.
- Propiedades y equipo, específicamente inmuebles.
- Bienes de arte y cultura

Contabilización

Las inversiones disponibles para la venta en títulos participativos, en el evento en que el valor de la inversión actualizado con la participación que le corresponde al inversionista sea superior al valor por el cual se encuentra registrada la inversión, la diferencia debe afectar en primera instancia la provisión o desvalorización hasta agotarla, y el exceso se debe registrar como superávit por valorización.

Las valorizaciones de bienes raíces se determinan al enfrentar el costo neto de los inmuebles con el valor de los avalúos comerciales efectuados por personas o firmas de reconocida especialidad e independencia.

En el evento de presentarse desvalorización, atendiendo la norma de la prudencia, para cada inmueble individualmente considerado, se constituye provisión.

La valorización de bienes de arte y cultura se registra teniendo en cuenta el estado de conservación de las obras, su originalidad, el tamaño, la técnica y la cotización de obras similares.

Las valorizaciones de bienes recibidos en pago se registran en cuentas de orden.

(n) Ingresos Anticipados

Los ingresos anticipados corresponden a comisiones recibidas por anticipado, las cuales se amortizan con base a su causación, igualmente en este rubro se registran las utilidades en ventas de bienes a crédito, las cuales se causan al ingreso a medida que se van recaudando.

(o) Pensiones de Jubilación

Se aplica lo establecido en el Decreto 1517 del 4 de agosto de 1998, que permite incrementar anualmente el porcentaje amortizado del cálculo actuarial. La provisión anual se aumenta en forma racional y sistemática, de manera que al 31 de diciembre del año 2010 se amortice el cien por ciento (100%) del cálculo correspondiente. A partir de entonces, se mantendrá la amortización en dicho porcentaje. En el caso de la Corporación el cálculo actuarial se encuentra totalmente amortizado.

Los pagos de pensiones de jubilación se cargan contra la provisión constituida.

(p) Impuesto de Renta

El gasto por impuesto sobre la renta se determina con base en la renta gravable o la renta presuntiva, la que fuere mayor, sobre la cual se aplican las tarifas impositivas correspondientes.

(q) Pasivos Estimados y Provisiones

La Corporación registra provisiones para cubrir pasivos estimados, teniendo en cuenta que:

- Exista un derecho adquirido y en consecuencia, una obligación contraída,
- El pago sea exigible o probable y
- La provisión sea justificable, cuantificable y verificable

Igualmente, registra los valores estimados por los conceptos de impuestos y contribuciones y afiliaciones.

(r) Conversión de Transacciones en Moneda Extranjera

Las operaciones en moneda extranjera diferentes al dólar, son convertidas a dólares americanos, para luego reexpresarlas a pesos colombianos, al tipo de cambio de la tasa representativa del mercado calculada el último día hábil del mes. Al 30 de junio de 2009 y 31 diciembre de 2008 las tasas fueron de $2,145.21 y $2,243.59, respectivamente. (Cifras en pesos colombianos).

(s) Cuentas Contingentes

En estas cuentas se registran las operaciones mediante las cuales la Corporación adquiere un derecho o asume una obligación cuyo surgimiento está condicionado a que un hecho se produzca o no, dependiendo de factores futuros, eventuales o remotos.

(t) Cuentas de Orden

En estas cuentas se registran las operaciones realizadas con terceros que por su naturaleza no afectan la situación financiera de la Corporación. Así mismo, se incluyen las cuentas de orden fiscales donde se registran las cifras para la elaboración de las declaraciones tributarias; igualmente, incluye aquellas cuentas de registro utilizadas para efectos fiscales, de control interno o información gerencial.

(u) Utilidad Neta por Acción

Para determinar la utilidad neta por acción, la Corporación utiliza el promedio ponderado de las acciones suscritas por el tiempo en circulación de las mismas durante el período contable. Al 30 de junio de 2009 y 31 de diciembre de 2008, el promedio ponderado de las acciones en circulación fue de 170,738,972 y 169,249,676, respectivamente.

(v) Estado de Flujos de Efectivo

Tal como lo dispone el Artículo 120 del Decreto 2649, la Corporación prepara el estado de flujos de efectivo usando el método indirecto, el cual incluye la conciliación de la ganancia neta del año y el efectivo provisto por las actividades de operación.

(w) Principales diferencias entre las Normas Especiales y las Normas de Contabilidad generalmente aceptadas en Colombia

Las normas contables especiales establecidas por la Superintendencia Financiera presentan algunas diferencias con las normas de contabilidad generalmente aceptadas en Colombia, como las siguientes:

Propiedades, Planta y Equipo

Las normas de contabilidad generalmente aceptadas determinan que al cierre del período el valor neto de las propiedades, planta y equipo, cuyo valor ajustado supere los veinte (20) salarios mínimos legales mensuales, se debe ajustar a su valor de realización o a su valor presente, registrando las valorizaciones y provisiones que sean necesarias, mientras que las normas especiales no presentan condiciones para esta clase de activos.

Prima en Colocación de Acciones

La norma especial establece que la prima en colocación de acciones se registra como parte de la reserva legal, mientras que la norma generalmente aceptada indica que se contabilice por separado dentro del patrimonio.

(3) Disponible

	30 de junio de 2009	31 de diciembre de 2008
Moneda legal		
Banco de la República	$8,373.7	$56,151.9
Bancos y otras entidades financieras	32,434.2	29,982.9
	40,807.9	86,134.8
Moneda extranjera		
Caja	4.8	4.2
Banco de la República	13.5	14.0
Bancos y otras entidades financieras	124,358.8	189.2
	124,377.1	207.4
	165,185.0	86,342.2
Provisión	(2.0)	(2.5)
	$165,183.0	$86,339.7

No existían otras restricciones sobre el disponible adicionales al encaje depositado en Banco de la República.

La provisión registrada correspondía a notas débito pendientes de contabilizar superiores a 30 días al 30 de junio de 2009 por $2.0 y 31 de diciembre 2008 por $2.5.

(4) Posiciones activas en operaciones de mercado

	30 de junio de 2009		31 de diciembre de 2008	
	Saldo	Tasa (%)	Saldo	Tasa (%)
Fondos Interbancarios vendidos ordinarios*	$-	-	$1,250.0	9.66
Inversiones en operaciones simultaneas*	15,915.0	5.18	15,188.4	10.00
Operaciones Over Night**	-		68,990.4	
	$15,915.0		$85,428.8	

* Corresponde a la tasa promedio ponderada de las operaciones vigentes en moneda legal al corte del período.

** Para el semestre terminado en diciembre de 2008, estas inversiones no están generando rendimiento debido a la crisis de USA, según el acuerdo de reconocimiento de intereses que tiene la CFC con en Bank of America.

Nota: los montos anteriores no están sujetos a restricciones ni limitaciones.

En caso de presentarse incumplimiento la Corporación se encuentra respaldada con la transferencia en propiedad de los títulos negociados. Durante los ejercicios correspondientes a los semestres terminados el 30 de junio de 2009 y el 31 de diciembre de 2008 no se presentaron incumplimientos.

(5) Inversiones

	30 de junio de 2009	31 de diciembre de 2008
NEGOCIABLES EN TÍTULOS DE DEUDA		
Títulos de deuda pública interna emitidos o garantizados por la Nación	$167,263.9	$75,278.2
Títulos de deuda pública externa emitidos o garantizados por la Nación	38,852.6	73,973.0
Otros títulos de deuda pública	-	1,611.5
Títulos emitidos, avalados o garantizados por FOGAFIN	220.0	223.4
Títulos de contenido crediticio derivados de procesos de titularización de cartera hipotecaria	7,573.0	8,264.3
Títulos de contenido crediticio derivados de procesos de titularización de subyacentes distintos de cartera hipotecaria	40,019.2	41,433.5
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera	13,107.0	23,982.5
Títulos emitidos por entidades no vigiladas por la Superintendencia Financiera	9,004.2	10,784.4
Total inversiones negociables títulos de deuda	$276,039.9	$235,550.8
PARA MANTENER HASTA EL VENCIMIENTO		
Títulos de deuda pública interna emitidos o garantizados por la Nación	501.0	0.9
Total para mantener hasta el vencimiento	$501.0	$0.9
DISPONIBLES PARA LA VENTA EN TÍTULOS DE DEUDA		
Títulos de deuda pública interna emitidos o garantizados por la Nación	336,656.6	279,093.0
Títulos de deuda pública externa emitidos o garantizados por la Nación	99,953.8	-
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera	82,423.6	109,716.2
Títulos emitidos por entidades no vigiladas por la Superintendencia Financiera	74,820.5	70,995.2
Total disponibles para la venta títulos de deuda	$593,854.5	$459,804.4
DERECHOS DE RECOMPRA DE INVERSIONES		
Negociables en títulos de deuda		
Títulos de deuda pública interna emitidos o garantizados por la Nación	46,545.1	37,226.7
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera	20,927.1	50,653.5
Títulos emitidos por entidades no vigiladas por la superintendencia Financiera (incluidos los bonos obligatoria u opcionalmente convertibles en acciones)	2,122.7	-
PARA MANTENER HASTA EL VENCIMIENTO		
Títulos de deuda pública interna emitidos o garantizados por la Nación	54,925.8	53,883.5
Otros títulos de deuda pública	41,171.3	39,615.7
DISPONIBLES PARA LA VENTA EN TÍTULOS DE DEUDA		
Títulos de deuda pública interna emitidos o garantizados por la nación	302,729.1	167,201.1
Títulos emitidos. avalados. aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera	-	15,275.9
Total derechos de recompra de inversiones	$468,421.1	$363,856.4

Negociables - Títulos Participativos

	30 de junio de 2009		
	Capital social	**% participación**	**Valor de mercado**
En el sector real			
Enka de Colombia S.A.	117,737.2	0.35	$293.4
En carteras colectivas			43,364.5
			$43,657.9

En junio de 2009, la Corporación tomó la decisión de reclasificar la inversión de Enka de Colombia S.A. de disponible para la venta a inversión negociable. El efecto en el estado de resultados fue una pérdida de ($2,110.7).

De igual forma la inversión en Banco de Occidente S.A. se reclasificó a Disponible para la venta, debido a cambio de bursatilidad ya que pasó de media a baja.

	30 de junio de 2009		
	Capital social	**% participación**	**Valor de mercado**
En el sector financiero			
Banco de Occidente S.A.	4,110.8	0.26	$5,575.6
En carteras colectivas	-	-	63,251.3
			$68,826.9

Inversiones disponibles para la venta títulos participativos con baja o mínima bursatilidad

	Junio de 2009									
	Valor Patrimonio	Número de acciones	% de participación	Costo de adquisición	Costo ajustado	Valor de mercado	(*)	Valorización	Desvalorización	Provisión
Banco Corficolombiana (Panama) S.A.	USD$5,753.7	6,019,000	100.00	$12,126.8	$12,912.0	$12,343.0	1	$-	$569.0	$-
Colombiana de Licitaciones y Concesiones Ltda.	30,085.0	1,964,422	99.99	16,836.1	20,437.2	30,084.9	1	9,647.7	-	-
Organización Pajonales S.A.	116,549.4	1,232,798	94.99	24,757.9	36,853.2	110,715.1	1	73,861.9	-	-
Tejidos Sintéticos de Colombia S.A.	22,293.7	52,786,049	94.99	13,648.7	15,688.9	21,176.7	1	5,487.8	-	-
Inversora en Aeropuertos S.A. (a)	8.2	14,247	94.98	14.2	14.2		-	-	-	-
Valora S.A.	32,655.8	233,001,965	94.95	22,110.9	29,576.9	30,998.2	1	1,421.3	-	-
Estudios Proyectos e Inversiones de los Andes S.A.	85,186.1	31,665,997	94.87	52,437.5	40,980.3	80,742.9	1	39,762.6	-	-
Leasing Corficolombiana S.A.	67,393.0	152,795,280	94.50	34,841.6	57,277.0	63,686.4	1	6,409.4	-	-
Casa de Bolsa Corficolombiana S.A.	11,493.0	1,564,053	94.50	4,286.5	10,557.8	10,993.9	1	436.1	-	-
Fiduciaria Corficolombiana S.A.	40,412.0	21,147,017	94.50	25,427.4	23,455.2	38,189.5	1	14,734.3	-	-
Proyectos de Infraestructura S.A.	110,906.1	34,389,667	88.25	105,204.7	68,375.9	108,050.3	1	39,674.4	-	-
Hoteles Estelar de Colombia S.A.	160,481.9	25,829,512	84.91	71,824.8	48,435.3	136,356.3	1	87,921.0	-	-
Promotora y Comercializadora Turística Santamar S.A.	16,137.6	320,989,826	84.55	10,973.4	9,498.6	11,517.0	1	2,018.4	-	-
Gas Comprimido del Perú (a)	4.195,8	10,103,722	80.00	8,342.0	8,342.0	-	-	-	-	
Plantaciones Unipalma de los Llanos S.A.	62,083.7	1,454,285,709	54.53	19,174.3	16,666.9	33,853.9	1	17,187.0	-	-
Industrias Lehner S.A.	27,438.7	24,111,680	49.83	12,652.8	12,652.9	13,672.7	1	-	-	2,530.5
Valores de Occidente S.A.	3,146.9	1,162,713	48.99	2,357.3	2,257.4	1,537.1	1	-	720,3	-
Leasing de Occidente S.A.	219,585.5	419,821,380	45.24	56,009.3	78,733.7	99,343.5	1	20,609.8	-	-
Pizano S.A.	192,015.0	25,912,113	39.99	31,503.4	30,951.7	58,733.6	2	27,781.9	-	-
Futbolred.com S.A. (b)	-	120,000	35.67	361.6	361.6	-	-	-	-	361.6
Concesionaria Tibitoc S.A.	43,326.4	9,086,933	33.33	12,799.5	9,822.7	13,968.3	2	4,145.6	-	-
Aerocali S.A.	14,203.7	126,654	33.33	2,258.5	2,473.6	4,554.9	1	2,081.3	-	-
Sociedad Transportadora de Gas del Oriente S.A.	65,826.7	81,076,953	20.00	3,705.6	10,277.5	13,174.0	1	2,896.5	-	-
Colombiana de Extrusión S.A. Extrucol	19,039.3	315,420	20.00	2,526.0	1,784.8	3,832.0	1	2,047.2	-	-
Compañía Aguas de Colombia	6,148.6	560,000	20.00	448.4	1,096.7	1,230.8	3	134.1	-	-
Otras Empresas con participación menor al 20%	-	-	-	-	-	330,234.9	-	119,025.4	22.4	5,918.4
Total Inversiones Disponibles para la venta títulos participativos con baja, mínima bursatilidad	-	-	-	-	$879,718.9	-		$477,283.7	$1,311.7	$8,810.5

(a) No presentan valor patrimonial por ser empresas de reciente creación.

(b) No presenta valor patrimonial porque la Corporación no tiene información actualizada a junio de 2009. Esta inversión está totalmente provisionada.

(*) Corresponde a las fechas de los certificados utilizados para la valoración de las inversiones con base en las variaciones patrimoniales.

(1) Valor Patrimonio al 31 de mayo 2009.

(2) Valor Patrimonio al 31 de marzo de 2009.

(3) Valor Patrimonio al 31 de diciembre de 2008.

Con alta y media bursatilidad

	Junio de 2009					
	Capital social	Número de acciones	% de participación	Costo de adquisición	Valor en bolsa	Valor de mercado
Con alta bursatilidad						
Tablemac S.A.	$35,557.6	3,019,057,079	11.88	$4,226.6	$5.48	$16,544.4
Bolsa de Valores de Colombia	18,249.5	613,809,805	3.36	11,471.2	27.02	16,585.2
Bolsa de Valores de Colombia	18,249.5	14,237,438	0.00	-	25.79	367.2
						33,496.8
Con media bursatilidad						
Promigas S.A.	13,298.5	19,123,532	14.39	480,780.9	39,804	761,193.1
Mineros S.A.	158.9	18,275,422	6.98	50,257.4	2,920	53,364.2
						814,557.3
						848,054.1
Total inversiones disponibles para la venta						$1,727,773.0

Inversiones disponibles para la venta títulos participativos con baja o mínima bursatilidad

	Diciembre de 2008									
	Valor Patrimonio	Número de acciones	% de participación	Costo de adquisición	Costo ajustado	Valor de mercado	(*)	Valorización	Desvalorización	Provisión
Banco Corficolombiana (Panama) S.A.	USD$3,034.9	6,019,000	100.00	12,126.8	13,504.2	6,809.2	1	-	6,695.0	-
Colombiana de Licitaciones y Concesiones Ltda.	31,651.1	1,964,422	99.99	16,836.1	20,437.2	31,651.2	1	11,214.0	-	-
Organización Pajonales S.A.	107,069.4	1,227,259	94.99	24,757.9	36,353.1	101,709.7	1	65,356.6	-	-
Tejidos Sintéticos de Colombia S.A.	21,212.9	52,786,049	94.99	13,648.7	15,688.9	20,150.1	1	4,461.2	-	-
Inversora en Aeropuertos S.A. (b)	-	4,749	94.98	4.7	4.7	-	-	-	-	-
Valora S.A.	31,643.9	233,001,965	94.95	22,110.9	29,576.9	30,037.5	1	460.6	-	-
Estudios Proyectos e Inversiones de los Andes S.A.	83,166.3	31,665,997	94.87	52,437.5	40,980.3	78,903.7	1	37,923.4	-	-
Leasing Corficolombiana S.A.	62,187.3	142,281,131	94.50	34,841.6	52,924.2	58,767.0	1	5,842.9	-	-
Casa de Bolsa Corficolombiana S.A.	9,036.6	1,564,053	94.50	4,286.5	10,557.8	8,672.6	1	-	1,885.2	-
Fiduciaria Corficolombiana S.A.	31,710.9	18,774,477	94.50	25,427.4	19,659.0	29,966.8	1	10,307.7	-	-
Proyectos de Infraestructura S.A.	106,624.2	34,389,667	88.25	105,204.7	68,375.9	104,271.4	1	35,895.5	-	-
Hoteles Estelar de Colombia S,A,	152,237.3	25,316,532	84.91	71,824.8	45,701.1	129,355.0	1	83,654.0	-	-
Promotora y Comercializadora Turística Santamar S.A.	16,108.4	320,989,826	84.55	10,973.4	9,498.6	9,498.6	3	-	-	2,914.6
Plantaciones Unipalma de los Llanos S.A.	59,538.4	1,454,285,709	54.53	19,174.3	16,666.9	32,466.0	3	15,799.0	-	-
Industrias Lehner S.A.	24,050.8	24,111,860	49.83	12,652.8	12,652.8	11,879.5	1	-	773.3	-
Valores de Occidente S.A.	2,922.9	1,162,713	48.99	2,357.3	2,257.4	1,424.7	2	-	832.8	-
Leasing de Occidente S.A.	203,359.9	392,237,405	45.24	56,009.3	72,152.1	92,002.8	1	19,850.6	-	-
Pizano S.A.	191,632.2	25,912,113	39.99	31,503.4	30,951.7	55,285.4	3	27,693.5	-	-
Futbolred.com S.A. (a)	-	120,000	35.67	361.6	361.6	-	3	-	-	361.6
Concesionaria Tibitoc S.A.	43,160.9	9,086,933	33.33	12,799.5	9,822.7	13,913.1	1	4,090.4	-	-
Aerocali S.A.	16,916.4	126,654	33.33	2,258.5	2,473.6	5,459.0	1	2,985.3	-	-
Sociedad Transportadora de Gas del Oriente S.A.	34,108.4	25,076,953	20.00	3,705.6	5,577.5	6,973.2	5	2,295.7	-	-
Colombiana de Extrusión S.A. Extrucol	19,176.6	315,420	20.00	2,526.0	1,784.8	3,859.5	1	2,074.6	-	-
Compañía Aguas de Colombia	5,998.5	560,000	20.00	448.4	1,096.7	1,199.7	4	103.0	-	-
Otras Empresas con participación menor al 20%					298,700.5			93,492.9	3,446.9	4,086.6
					817,760.2			432,500.9	13,633.2	7,362.8

El 26 de noviembre de 2008, la Corporación vendió la inversión que tenía en Lloreda S.A., operación que fue aprobada por la Junta Directiva de acuerdo a las actas Nos. 1624, 1627 y 1628 de julio 2 de 2008, agosto 27 de 2008, septiembre 10 de 2008, respectivamente. Esta operación le generó a la Corporación una utilidad en venta de inversiones por $21,440.4.

(a) No presenta valor patrimonial porque La Corporación no tenía información actualizada a diciembre 31 de 2008, esta inversión están totalmente provisionada.

(b) No presenta valor patrimonial por ser una Empresa de reciente creación.

(*) Corresponde a las fechas de los certificados utilizados para la valoración de las inversiones con base en las variaciones patrimoniales.

- (1) Valor Patrimonio al 30 de noviembre de 2008.
- (2) Valor Patrimonio al 31 de octubre de 2008.
- (3) Valor Patrimonio al 30 de septiembre de 2008.
- (4) Valor Patrimonio al 30 de junio de 2008.

Con alta y media bursatilidad

	Diciembre de 2008					
	Capital social	Número de acciones	% de participación	Costo de adquisición	Valor en bolsa (*)	Valor de mercado
Con alta bursatilidad						
Tablemac S.A.	$35,557.6	3,019,057,079	11.88	$4,226.6	3.74	$11,291.3
Bolsa de Valores de Colombia	18,249.5	613,809,805	3.36	11,471.2	18.20	11,171.3
Con media bursatilidad						
Promigas S.A.	13,298.5	19,123,532	14.37	480,780.9	36,770.28	703,177.6
Enka de Colombia	117,737.2	34,448,128	0.29	1,963.3	4.90	168.8
Av Villas (Acciones ordinarias)	22,473.1	45,677	-	140.4	2,980.07	136.1
Mineros S.A.	158.9	18,275,422	6.98	50,257.4	2,400.00	43,861.0
						$769,806.1
Total inversiones disponibles para la venta						$1,587,566.3

No existen restricciones económicas y jurídicas sobre las Inversiones.

La Corporación evaluó y calificó bajo el riesgo crediticio la totalidad de las inversiones en títulos participativos, con excepción de las inversiones efectuadas en títulos clasificados como alta y media bursatilidad por la Superintendencia Financiera. El resultado fue el siguiente:

	Calificación		**Provisión por riesgo Crediticio**	
	Junio 2009	**Diciembre 2008**	**Junio 2009**	**Diciembre 2008**
Aerocali S.A.	A	A	$-	$-
Alimentos derivados de la Caña S.A	A	A	-	-
Aquacultivos del Caribe S.A.	E	E	477.4	477.4
AV Villas	A	A	-	-
Banco Corficolombiana (Panamá) S.A.	A	A	-	-
Banco de Occidente	A	A	-	-
Bladex S.A.	A	A	-	-
C.I. Yumbo S.A.	A	A	-	-
Caribú Internacional S.A.	E	E	782.3	782.3
Cámara de Compensación de Divisas de Colombia S.A.	A	A	-	-
Cámara de Riesgo Central de Contraparte de Colombia S.A.	A	A	-	-
Casa de Bolsa Corficolombiana S.A.	A	A	-	-
Cine Colombia S.A.	-	A	-	-
Colombiana de Extrusión S.A. Extrucol	A	A	-	-
Colombiana de Concesiones y Licitaciones Ltda.	A	A	-	-
Colombina S.A.	A	A	-	-
Compañía Aguas de Colombia	A	A	-	-
Concesionaria Tibitoc S.A.	A	A	-	-
Corporación Andina de Fomento	A	A	-	-
Coviandes S.A.	A	A	-	-
Depósito Central de Valores- Deceval	A	A	-	-
Estudios Proyectos e Inversiones de los Andes S.A.	A	A	-	-
Eternit Colombiana S.A.	A	A	-	-
Empresa de Energía de Bogotá	A	A	-	-
Fiduciaria Corficolombiana S.A.	A	A	-	-
Fiduciaria de Occidente S.A.	A	A	-	-
Futbolred.com S.A.	E	E	361.6	361.6
Inversora en Aeropuertos	A	A	-	-
Gas Comprimido del Perú	A	-	-	-
Gas Natural S.A. E.S.P.	A	A	-	-
Gasoducto del Tolima S.A.	A	A	-	-
Hoteles Estelar de Colombia S.A.	A	A	-	-
Huevos Oro Ltda.	A	-	-	-
Inducarbón	E	E	1.1	1.1
Industria Colombo Andina-Inca S.A.	A	A	-	-
Industrias Lehner S.A.	B	A	2,530.5	-
Jardín Plaza S.A.	A	A	-	-
Leasing de Occidente S.A.	A	A	-	-
Leasing Corficolombiana S.A.	A	A	-	-
Mavalle S.A.	A	A	-	-
Metrex S.A.	A	A	-	-

Continúa →

	Calificación		Provisión por riesgo Crediticio	
	Junio 2009	Diciembre 2008	Junio 2009	Diciembre 2008
Organización Pajonales S.A.	A	A	-	-
Petróleos Colombianos Limited	E	E	106.4	111.3
Petróleos Nacionales S.A.	E	E	257.3	257.3
Pizano S.A.	A	A	-	-
Plantaciones Unipalma de los Llanos S.A.	A	A	-	-
Proinversiones S.A.	C	C	3.8	3.8
Promisión Celular S.A. Promicel	C	A	1,306.5	-
Promotora de Inversiones Ruitoque S.A.	B	C	198.4	184.8
Promotora y Comercializadora Turística Santamar S.A.	A	C	-	2,914.6
Promotora la Alborada S.A.	E	E	316.3	316.3
Promotora la Enseñanza S.A.	E	E	69.8	69.8
Proyectos de Infraestructura S.A.	A	A	-	-
Sociedad de Inversiones en Energía S.A.	A	A	-	-
Sociedad Hotelera Cien Internacional S.A.	A	A	-	-
Sociedad Transportadora de Gas del Oriente S.A.	A	A	-	-
Tejidos Sintéticos de Colombia S.A.	A	A	-	-
Textiles el Espinal S.A.	E	D	2,399.1	1,439.6
Valle Bursátiles	A	A	-	-
Valora S.A.	A	A	-	-
Valores de Occidente S.A.	A	A	-	-
Ventas y Servicios	A	A	-	-
			8,810.5	6,919.9
Provisión riesgo de mercado títulos participativos			-	23.3
Provisión general de inversiones			-	419.6
			8,810.5	7,362.8
Provisión títulos de deuda			2,295.4	1,530.2
Total provisiones			$11,105.9	$8,893.0

Provisión de Inversiones

	Junio 2009	Diciembre 2008
Saldo inicial	$8,893.0	$113,269.0
Mas:		
Provisión cargada a gastos del ejercicio	6,360.5	639.6
Ajuste en cambio	-	16.0
	15,253.5	113,924.6
Menos:		
Reintegros de provisión	4,142.7	6,279.8
Ajuste en cambio	4.9	-
Por venta de Lloreda S.A.(1)	-	98,751.8
Saldo final	$11,105.9	$8,893.0

(1) Ver explicación de la provisión de Lloreda en página 67.

La siguiente es la maduración de las inversiones:

	Maduración portafolio junio 30 de 2009						
	De 0 a 30 días	De 31 a 60 días	De 61 a 90 días	De 91 a 180 días	De 181 a 360 días	Más de 360 días	Total general
Portafolio consolidado							
Negociables	$5,111	$50,990	$-	$14,590	$17,318	$257,625	$345,635
Disponibles	-	-	-	-	-	896,584	896,584
Al vencimiento	6,580	202	535.0	10,406	23,448	55,427	96,598
Total general	$11,691	$51,193	$535.0	$24,996	$40,766.0	$1,209,636	$1,338,817
Forward compra títulos consolidados							
Derechos	$5,201.2	$-	$-	$-	$-	$-	$5,201.2
Obligación	5,207.4	-	-	-	-	-	(5,207.4)
Total	$(6.22)	$-	$-	$-	$-	$-	$6.22
Forward venta títulos consolidados							
Derechos	$5,211.9	$-	$-	$-	$-	$-	$5,211.9
Obligación	(5,201.2)	-	-	-	-	-	(5,201.2)
Total	$10.7	$-	$-	$-	$-	$-	$10.7
Forward compra divisas							
Derechos	$-	$-	$-	$243,935.5	$1,572,522.5	$28,217.9	$1,844,233.8
Obligación	-	-	-	(246,397.1)	(1,598,484.1)	(30,940.6)	(1,875,821.9)
Total	$-	$-	$-	$(2,903.6)	$(25,961.7)	$2,722.7	$31,588.1
Forward venta divisas							
Derechos	$-	$-	$-	$196,764.9	$2,027,417.8	$198,970.5	$2,423,153.2
Obligación	-	-	-	(194,585.1)	(1,935,149.7)	(185,186.1)	(2,314,920.9)
Total	$-	$-	$-	$2,179.4	$92,268.0	$13,784.4	$108,232.3

	Maduración portafolio diciembre 31 de 2008						
	De 0 a 30 días	De 31 a 60 días	De 61 a 90 días	De 91 a 180 días	De 181 a 360 días	Más de 360 días	Total general
Portafolio consolidado							
Negociables	$-	$1,133	$50,227	$78,591	$193,480	$-	$323,431
Disponibles	-	-	-	58,333	583,948	-	642,281
Al vencimiento	8,498	-	13,298	17,819	53,884	-	93,500
Total general	$8,498	$1,133	$63,525	$154,744	$831,313	$-	$1,059,212
Forward compra divisas							
Derechos	$1,105,857.5	$285,560.5	$143,823.2	$246,108.4	$89,273.7	$45,569.8	$1,916,193.0
Obligación	(1,091,506.6)	(273,615.6)	(136,068.4)	(239,814.9)	(85,265.8)	(47,062.9)	(1,873,334.2)
Total	$14,350.9	$11,944.9	$7,754.8	$6,293.5	$4,007.9	$(1,493.1)	$42,858.8
Forward venta divisas							
Derechos	$1,117,353.4	$232,466.3	$146,085.4	$345,368.9	$270,129.2	$50,216.8	$2,161,619.9
Obligación	(1,125,758.0)	(232,033.7)	(149,764.5)	(379,389.8)	(286,149.0)	(53,639.9)	(2,226,734.9)
Total	$(8,404.7)	$432.6	$(3,679.1)	$(34,020.9)	$(16,019.7)	$(3,423.1)	$(65,115.0)

(6) Aceptaciones, Opercaciones de Contado y Derivados

	30 de junio de 2009	31 de diciembre de 2008
Derechos operaciones de contado	$13,094.8	$2,244.1
Obligaciones operaciones de contado	(13,088.4)	(2,242.6)
Derechos operaciones forward	4,230,540.0	4,075,568.8
Obligaciones operaciones forward	(4,153,979.6)	(4,097,826.5)
Derechos de venta futuros	34,165.3	72,140.5
Obligaciones de venta futuros	(34,083.5)	(72,140.5)
Derechos swaps	687,718.8	667,119.2
Obligaciones swaps	(685,239.7)	(661,452.3)
Utilidad Put sobre titulos	-	255.6
Pérdida Put sobre divisas	-	(60.6)
	$79,127.7	$(16,394.3)

La Corporación ha definido que debe cubrir su riesgo por la diferencia en cambio generada producto de la posición propia (activos menos pasivos en moneda extranjera), lo que con lleva a efectuar operaciones mediante la realización de contratos a futuro y operaciones con derivados, cuando la situación del mercado lo amerita.

Relación de saldos promedios comparativos sobre obligaciones, derechos, utilidad y pérdida

	30 de junio de 2009				31 de diciembre de 2008			
	Venta	Variación (%)	Compra	Variación (%)	Venta	Variación (%)	Compra	Variación (%)
Derechos								
Divisas	$2,861,964.2	11.13	$2,399,872.8	1.34	$2,575,278.7	(9.20)	$2,368,050.4	(3.67)
Títulos	5,710.5	(0.33)	6,920.0	45.85	5,729.3	(70.50)	4,744.5	(67.81)
	$2,867,674.7		$2,406,792.8		$2,581,008.0		$2,372,795	
Obligaciones								
Divisas	$2,914,690.5	8.00	$2,374,553.7	4.25	$2,698,786.7	(2.65)	$2,277,853.8	(8.84)
Títulos	5,753.3	0.51	6,940.4	46.17	5,723.9	(70.51)	4,748.1	(67.79)
	$2,920,443.8		2,381,491.1		$2,704,510.6		$2,282,601.9	
	Utilidad		Pérdida		Utilidad		Pérdida	
Resultado promedio mensual	$64,598.0	(30.26)	(56,126.3)	(39.11)	92,626.1	(9.53)	(92,175.4)	(533)

Corresponden al promedio de los saldos finales mensuales durante el semestre.

Los plazos mínimos y máximos oscilaron entre 3 y 365 días durante los ejercicios terminados el 30 de junio de 2009 y 31 de diciembre de 2008.

No existían limitaciones, ni restricciones de ningún tipo para la ejecución de estos contratos.

(7) Cuentas por Cobrar

	30 de junio de 2009	31 de diciembre de 2008
Otros intereses		
Fondos Interbancarios vendidos	$-	$0.3
Préstamos a empleados	15.6	15.4
Diversos	144.4	204.9
	$160.0	$220.6
Otras		
Dividendos y participaciones (1)	$41,020.9	$18,793.9
Arrendamientos	19.6	29.8
Venta de bienes y servicios (2)	926.0	960.5
Pagos por cuenta de clientes	178.3	100.8
Anticipos contratos y proveedores	79.9	1.5
Adelantos al personal	1.0	49.6
Impuesto a las ventas por pagar Débito	5,367.7	6,518.8
Diversos (3)	9,800.5	3,352.7
	$57,393.9	$29,807.6

(1) A junio 30 de 2009 este rubro comprendía entre otros valores: Promigas S.A. $20,041.5, Empresa de Energía de Bogotá $10,604.7, Organización Pajonales S.A. $2,000.0, Gas Natural E.S.P. $2,117.1, Mineros S.A. $1,632.9, Colombina S.A. $1,423.6, Aerocali $1,359.3. A diciembre 31 de 2008 este rubro comprendía entre otros valores: Epiandes S.A. $12,029.1, Promigas S.A. $4,933.8, Hoteles Estelar S.A. $872.2, Colombina S.A. $426.5, Mineros S.A. $356.4, Fiduciaria de Occidente, $166.3, Inca S.A. $9.6.

(2) A junio 30 de 2009, este rubro comprendía entre otros valores: Inversiones Gaviria Restrepo S.A. $823.8, FID-Fiducolombia pagos Procampo $77.4. A diciembre 31 de 2008, este rubro comprende entre otros valores: Inversiones Gaviria Restrepo $823.7, FID-Fiducolombina pagos Procampo $77.4, otros $ 59.4.

(3) A junio 30 de 2009, este rubro comprendía entre otros valores: Findeter $1,218.8, Fondo de Cesantías Protección S.A. $519.2 , Fondo de Pensiones Santander S.A. $1,623.0, Danisco Colombia Ltda. $536.5, Banco Davivienda S.A. $1,833.4, Corredores Asociados S.A. $1,154.2., Banco de Bogotá $151.3, Banco de Occidente $258.5, E.P.M. Telecomunicaciones S.A. $158.7, Promotora la Alborada en Reestructuración $728.9. A diciembre 31 de 2008 este rubro comprendía entre otros valores Operaciones de Mesa de dinero con el siguiente cliente: Banco Davivienda $1,072.0.

Provisión para cuentas por cobrar

	30 de junio de 2009	31 de diciembre de 2008
Saldo inicial	$1,972.1	$1,947.2
Más:		
Provisión cargada a gastos de operación comercial	1,485.1	1,323.3
	3,457.2	3,270.5
Menos:		
Reintegros de provisión comercial	50.5	111.0
Castigos cuentas por cobrar	-	1,187.4
	$3,406.7	$1,972.1

(8) Bienes Realizables y Bienes recibidos en dación en pago

Bienes Recibidos en Pago

	30 de junio de 2009	31 de diciembre de 2008
Bienes inmuebles	$23,992.4	$23,401.7
Bienes muebles	1,731.6	1,731.7
	25,724.0	25,133.4
Menos provisión	(20,302.9)	(20,264.6)
	$5,421.1	$4,868.8

Bienes no utilizados en el objeto social

	30 de junio de 2009	31 de diciembre de 2008
Terrenos	$585.9	585.9

El detalle de los bienes recibidos en pago, de acuerdo con el tiempo de permanencia, es el siguiente:

	Entre 1 y 3 años	Entre 3 y 5 años	Más de 5 años	Total	Provisión
30 de junio de 2009					
Inmuebles	$1,559.4	$460.0	$21,973.0	$23,992.4	$18,571.3
Muebles	-	-	1,731.6	1,731.6	1,731.6
	$1,559.4	$460.0	$23,704.6	$25,724.0	$20,302.9
31 de diciembre de 2008					
Inmuebles	540.0	345.0	22,516.7	23,401.7	18,532.9
Muebles	-	-	1,731.7	1,731.7	1,731.7
	540.0	345.0	24,248.4	25,133.4	20,264.6

La administración considera que la inmovilización y materialidad de estos activos no producirá efectos negativos importantes sobre los estados financieros. Actualmente la Corporación adelanta las gestiones para la realización de estos bienes dentro de los plazos establecidos por la Superintendencia Financiera. En términos generales el estado de los bienes es bueno, para aquellos que han sufrido deterioro se han constituido las provisiones necesarias.

La Corporación tiene avalúos y pólizas de seguros de sus bienes.

Provisión para Bienes Recibidos en Pago

	30 de junio de 2009	31 de diciembre de 2008
Saldo inicial	$20,264.6	$20,846.3
Más:		
Provisión cargada a gastos del ejercicio	481.0	207.8
	20,745.6	21,054.1
Menos:		
Reintegros de provisión	7.8	731.2
Utilización venta bienes recibidos en pago	434.9	58.3
	$20,302.9	$20,264.6

(9) Propiedades y Equipo, Neto

	30 de junio de 2009	31 de diciembre de 2008
Terrenos	$2,950.3	$3,052.1
Edificios	10,406.7	11,092.6
Equipo, muebles y enseres	8,542.1	8,744.2
Equipos de Computo	9,086.4	9,227.2
Vehículos	885.7	818.6
Equipo de movilización (ascensores)	360.7	360.7
	32,231.9	33,295.4
Depreciaciones		
Edificios	(7,071.5)	(7,207.1)
Equipo, muebles y enseres	(7,260.8)	(7,389.0)
Equipos de computo	(8,275.3)	(8,662.0)
Vehículos	(372.1)	(296.0)
Equipo de movilización y maquinaria	(34.6)	(25.5)
	(23,014.2)	(23,579.6)
Provisiones	(284.6)	-
Total propiedades y equipo	$8,933.1	$9,715.8
Valorizaciones	$21,980.2	$26,507.4

La depreciación total registrada durante el primer semestre de 2009 fue de $612.2 y por el segundo semestre de 2008 fue de $588.1.

La Corporación ha mantenido medidas necesarias para la conservación y protección de sus activos. Al 30 de junio de 2009 y 31 de diciembre de 2008 existían pólizas de seguros para cubrir riesgos de sustracción, incendio, terremoto, asonada, motín, explosión, erupción volcánica, baja tensión, predios, pérdida o daños a oficinas y vehículos.

La Corporación cuenta con avalúos de sus Bienes Inmuebles y no existen hipotecas o reservas de dominio sobre los mismos, ni han sido cedidos en garantía prendaria.

(10) Otros Activos

Aportes Permanentes

Para el primer semestre de junio de 2009 y segundo semestre de 2008 existían aportes permanentes en clubes sociales por $98.2.

Gastos Anticipados y Cargos Diferidos

El movimiento de los gastos anticipados y los cargos diferidos durante el primer semestre de 2009 es el siguiente:

	Junio 2009	Cargos	Amortización	Diciembre 2008
Gastos anticipados				
Intereses	$0.2	$1.2	$1.4	$0.4
Seguros	100.3	1,776.6	2.009.3	333.0
Arrendamientos	61.0	122.1	61.1	-
Mantenimiento equipos	1.3	20.5	36.0	16.8
Mantenimiento programas para computador	288.1	608.2	430.7	110.6
Otros	37.7	352.1	334.0	19.6
Cargos diferidos				
Organización y preoperativos	22.3	365.0	377.1	34.4
Remodelación	3.2	-	82.6	85.8
Programas para computador software	1,406.1	182.7	491.5	1,714.9
Útiles y papelería	39.4	65.2	60.5	34.7
Mejoras a propiedades tomadas en arriendo	183.0	92.5	129.1	219.6
Publicidad y propaganda	96.7	-	122.1	218.8
Impuestos	127.9	322.4	194.5	-
Contribuciones y afiliaciones	-	589.3	617.6	28.3
	$2,367.2	$4,497.8	$4,947.5	$2,816.9

Otros

	30 de junio de 2009	31 de diciembre de 2008
Créditos a empleados	$1,975.6	$1,999.8
Otros créditos empleados	2.4	2.4
Depósitos en garantía	7,195.0	41,554.6
Depósitos en contratos de futuros	7,320.0	11,211.8
Bienes de arte y cultura	266.9	266.9
Derechos en fideicomiso (1)	41,581.5	41,545.9
Diversos (2)	6,685.7	33.0
	$65,027.1	$96,614.4
(1) Derechos en fideicomisos		
Fideicomiso para desarrollo inmobiliario	$23,705.3	$23,621.9
Fideicomiso de administración de cartera (*)	320.5	356.7
Fideicomiso bienes realizables y recibido en pago	15,674.4	15,674.4
Fideicomiso de propiedad y equipo	345.6	345.6
Otros Fideicomisos	1,535.7	1,547.3
	$41,581.5	$41,545.9

(*) Corresponde al Patrimonio Autónomo B producto de la cesión de Activos al Banco de Bogotá.

(2) A junio 30 de 2009 este rubro comprende entre otros valores: Retención en la Fuente $5,746.5,Sobrantes de anticipos y retenciones $919.4, Caja Menor $3.1, Anticipo industria y Comercio $16.5. A diciembre 31 de 2008 este rubro comprende entre otros valores: sobrantes de anticipos y retenciones $11.6, caja menor $3.1, anticipo de industria y comercio $18.3.

Calificación créditos a empleados

El siguiente es el detalle de la calificación de los Créditos de Empleados y Exempleados:

	30 de junio de 2009				
	Vivienda - Consumo	**Intereses**	**Total**	**Provisión**	**Garantías**
Calificación Créditos de Empleados					
A-Normal	$1,737.3	$14.2	$1,751.5	$-	$1.491.1
Calificación créditos a exempleados					
A-Normal	$185.7	$1.2	$186.9	$-	$85.4
E-Irrecuperable	55.0	0.2	55.2	54.2	35.4
	$240.7	$1.4	$242.1	$54.2	$120.8

	31 de diciembre de 2008				
	Vivienda - Consumo	**Intereses**	**Total**	**Provisión**	**Garantías**
Calificación Créditos de Empleados					
A-Normal	1,719.9	13.5	$1,733.4	-	2,427.4
Calificación Créditos a Exempleados					
A-Normal	224.7	2.2	$226.9	-	208.5
B-Aceptable	3.6	0.1	3.7	-	3.6
C-Apreciable	7.4	0.2	7.6	0.1	-
E-Irrecuperable	46.6	-	46.6	46.6	43.1
	282.3	2.5	$284.8	46.7	255.2

Provisión Otros Activos

	30 de junio de 2009	31 de diciembre de 2008
Saldo inicial	$22,852.8	$21,394.3
Más:		
Provisión cargada a gastos del ejercicio	54.0	1,458.5
	22,906.8	22,852.8
Menos:		
Reintegros de provisión otros activos	79.5	-
Utilización en venta derechos fideicomisos bienes recibidos en pago	4.0	-
Saldo final	$22,823.3	$22,852.8

(11) Depósitos y Exigibilidades

	30 de junio de 2009	31 de diciembre de 2008
Certificados de depósito a término:		
Emitidos a menos de 6 meses	$464,157.1	$448,968.8
Emitidos igual a 6 meses y menos de 12 meses	313,212.2	232,035.4
Emitidos igual o superior a 12 meses	234,935.7	120,844.8
	1,012,305.0	801,849.0
Cuentas de ahorro	153,651.8	205,908.7
Depósitos especiales	63.7	61.6
Bancos y corresponsales	-	46,883.9
Exigibilidades servicios bancarios	295.9	305.7
	$359.6	$47,251.2

(12) Fondos Interbancarios Comprados y Pactos de Recompra

	30 de junio de 2009	31 de diciembre de 2008
Fondos Interbancarios comprados	$152,937.0	$33,400.0
Compromisos de transferencia en operaciones repo cerrado	387,723.1	264,682.5
Compromisos de transferencias en operaciones simultáneas	31,878.4	52,561.9
	$572,538.5	$350,644.4

Las tasas utilizadas en estas operaciones para los semestres terminados el 30 de junio de 2009 y 31 de diciembre de 2008, oscilaron entre el 6.0% y 1.5% y entre el 10.15% y 3.09% respectivamente.

Sobre los montos anteriores no existían restricciones ni limitaciones

(13) Cuentas por Pagar - Otras

	30 de junio de 2009	31 de diciembre de 2008
Industria y comercio	$10.7	$37.0
Timbres	6.4	0.7
Sobretasas y otros	5,075.0	1.0
Arrendamientos	531.0	525.2
Contribución sobre transacciones	0.9	-
Impuesto a las ventas por pagar	0.6	-
Promitentes compradores	16.1	1,018.8
Proveedores	803.3	463.8
Retenciones y aportes laborales	1,703.5	1,563.3
Cheques girados y no cobrados	139.0	135.2
Diversas (1)	7,465.0	1,849.1
	$15,751.5	$5,594.1

(1) Al 30 de junio de 2009, este rubro comprendía entre otros valores: cuentas por pagar por operaciones mesa de dinero: Horizonte Fondo de Pensiones $1,144.7, Banco Davivienda $833.5, HSBC $1,319.4, Locería Colombiana S.A. $645.0, Banco Santander S.A. $318.5, Bancolombia S.A. $317.6, JPMorgan Chase Bank $308.6, Fondo de Pensiones Obligatorias Protección $207.5, Bancoldex $396.0. Al 31 de diciembre de 2008 este rubro comprendía entre otros valores: cuentas por pagar por operaciones mesa de dinero: Deutsche Bank por $864.1, Banco BVBA $197.5. Otros Pasivos.

Obligaciones laborales consolidadas

	30 de junio de 2009	31 de diciembre de 2008
Cesantías consolidadas	$251.1	$308.8
Intereses sobre cesantías	18.3	-
Vacaciones consolidadas	1,412.7	1,235.4
Otras prestaciones sociales	342.2	305.7
	$2,024.3	$1,849.9

Pensiones de Jubilación

El cálculo actuarial se elabora de acuerdo con lo establecido en el Decreto 2783 de 2001, teniendo en cuenta una Tasa Dane del 7.63% y una Tasa de descuento 12.43%.

Hace parte del cálculo actuarial una persona (hombre), el cual es pensionado directo de la Corporación.

El cálculo actuarial se encuentra totalmente amortizado

	30 de junio de 2009	31 de diciembre de 2008
Monto total del cálculo actuarial	$1,310.4	$1,279.3
Valor pensiones causadas durante el semestre	78.8	77.3
Porcentaje de amortización	100%	100%

Ingresos Anticipados y Abonos Diferidos

El movimiento de los ingresos anticipados y abonos diferidos por los semestres terminados al 30 de junio de 2009 y 31 de diciembre de 2008, es el siguiente:

Ingresos anticipados

	Junio 2009	Cargos	Abonos	Diciembre 2008
Intereses	$-	$0.1	$-	$0.1
Comisiones	744.2	978.6	1,044.0	678.8
	$744.2	$978.7	$1,044.0	$678.9

Abonos diferidos

	Junio 2009	Cargos	Abonos	Diciembre 2008
Utilidad en venta de activos	$-	$186.0	$-	$186.0
Patrimonio autónomo B por amortizar (1)	45.6	818.6	706.5	157.7
Otros Abonos diferidos	49.3	-	18.3	31.0
	$94.9	$1,004.6	$724.8	$374.7

(1) Ver Nota 11 en Derechos en Fideicomisos.

(14) Pasivos Estimados y Provisiones

	30 de junio de 2009	31 de diciembre de 2008
Obligaciones laborales	$782.0	$1,256.3
Impuestos	4,902.8	101.2
Multas y sanciones litigios, indemnizaciones	336.2	643.2
Multas y sanciones Superfinanciera	17.3	17.3
Diversos (1)	2,776.6	2,021.1
	$8,814.9	$4,039.1

(1) Incluye provisiones para cubrir gastos por actualización de programas software, pago honorarios a abogados, bonificaciones y servicios públicos.

(15) Capital Social

Al 30 de junio de 2009 y 31 de diciembre de 2008 el capital autorizado era de $1,815.0 y $1,715.0 respectivamente, representado en 181,500.000 y 171,500.000 acciones respectivamente, de valor nominal $10 pesos cada una.

Al 30 de junio de 2009 el Número de acciones en circulación fue:

Númedo de acciones preferenciales	$10.772.923
Número de acciones ordinarias	160.543.030
Total acciones suscritas y pagadas	$171.315.953

El dividendo mínimo preferencial que devenga cada acción es igual al 2% anual del precio de suscripción en pesos Colombianos, dividendo que se ajusta cada año en una suma equivalente al 100% de la variación del índice de precios al consumidor (IPC), certificado anualmente, por la autoridad competente Colombiana, para cada año calendario.

(16) Reservas

Legal

De acuerdo con disposiciones legales vigentes en Colombia, todo establecimiento de crédito debe constituir una reserva legal, apropiando el diez por ciento (10%) de las utilidades líquidas de cada ejercicio, hasta llegar como mínimo al cincuenta por ciento (50%) del capital suscrito. La reserva podrá ser reducida a menos del cincuenta por ciento (50%) del capital suscrito, cuando tenga por objeto enjugar pérdidas acumuladas que excedan del monto total de las utilidades obtenidas en el correspondiente ejercicio y de las no distribuidas de ejercicios anteriores cuando el valor liberado se destine a capitalizar la entidad mediante la distribución de dividendos en acciones.

La reserva no podrá destinarse al pago de dividendos ni cubrir gastos o pérdidas durante el tiempo en que la Corporación tenga utilidades no repartidas.

También se registra como reserva legal la prima en colocación de acciones, correspondiente a la diferencia entre el valor pagado por la acción y su valor nominal.

Al 30 de junio de 2009 y 31 de diciembre de 2008 la reserva legal era de $656,729.4 y $ 641,627.2, respectivamente.

Estatutarias y Ocasionales

El siguiente es el detalle de las reservas estatutarias y ocasionales al 30 de junio de 2009 y 31 de diciembre de 2008:

	30 de junio de 2009	31 de diciembre de 2008
Reserva valoración de inversiones negociables (1)	$394,895.0	$394,738.2
Otras reservas a disposición de la asamblea para futuros repartos	150,759.0	133,449.3
	$545,654.0	$528,187.5

(1) De acuerdo con disposiciones legales se debe efectuar una reserva para las utilidades obtenidas por la aplicación de sistemas especiales de valoración de inversiones a precios de mercado y que no se haya realizado fiscalmente el ingreso.

(17) Ganancias o Pérdidas no Realizadas en Inversiones Disponibles para la Venta

	30 de junio de 2009	31 de diciembre de 2008
Títulos Participativos		
Promigas S.A.	$280,412.1	$222,396.7
Mineros S.A.	3,106.8	(6,396.3)
Tablemac S.A.	12,317.8	7,064.5
Enka de Colombia S.A.	-	(2,235.5)
Banco Av Villas S.A.	-	(4.3)
Bolsa de Valores de Colombia	5,199.2	(299.9)
	301,035.9	220,525.2
Títulos de deuda	5,787.4	(12,983.2)
	$306,823.3	$207,542.0

(18) Cuentas Contingentes

	30 de junio de 2009	31 de diciembre de 2008
Acreedoras		
Avales	$-	$252.5
Valores recibidos en operaciones repos y simultáneas	5,358.2	15,137.8
Garantías bancarias	107,370.6	106,752.6
Obligaciones en opciones	-	162,097.6
Por litigios estipulados en moneda legal (*)	45,758.7	52,176.4
Otras contingencias	7,910.6	9,248.9
	$166,398.1	$345,665.8
Deudoras		
Valores entregados en operaciones repos y simultáneas	$513,212.3	$517,771.0
Derechos en opciones	-	200,180.6
Exceso renta presuntiva sobre líquida ordinaria	149,727.2	133,243.2
Otras contingencias	1,983.9	1,883.8
	$664,923.5	$853,078.6

(*) Corresponde a contingencias pasivas derivadas de procesos judiciales en contra, cuyo fallo adverso es de ocurrencia remota de acuerdo al concepto del área jurídica de la Corporación.

(19) Cuentas de Orden

	30 de junio de 2009	31 de diciembre de 2008
Acreedoras		
Bienes y Valores entregados en Garantía	$62,004.8	$-
Valorización de bienes recibidos en pago	17,515.9	6,066.6
Remesas y otros efectos enviados al cobro	48,874.2	51,115.6
Cheques negociados impagados	5,235.8	5,474.0
Activos castigados	210,930.0	212,761.3
Ajustes por inflación activos	55,008.9	61,201.0
Distribución capital suscrito y pagado	1,713.2	1,701.6
Cuentas por cobrar dividendos decretados	-	98.2
Dividendos derechos en especie por revalorización	500.0	20,201.9
Propiedades y equipo totalmente depreciados	14,712.9	15,251.9
Valor fiscal de los activos	3,445,034.5	3,376,017.2
Inversión en títulos garantizados por la Nación	252,661.7	186,477.8
Títulos aceptados por los establecimientos de crédito	30,276.0	44,937.3
Títulos para mantener hasta el vencimiento	55,426.8	42,058.2
Títulos disponibles para la venta - Deuda	821,763.3	571,286.3
Operaciones reciprocas	289,109.7	261,691.7
Otras	208,393.3	265,931.9
	$5,519,161.0	$5,122,272.5
Acreedoras		
Bienes y valores recibidos en custodia	$375.2	$411.9
Bienes y valores recibidos en garantía para futuros créditos	56,066.9	97,255.0
Garantías pendientes de cancelar	28,993.9	39,736.5
Bienes y valores recibidos en garantía-garantías idónea	2,669.5	2,668.3
Cobranzas recibidas	1,603.9	1,677.5
Ajustes por inflación patrimonio	316,334.8	316,334.8
Capitalización por revalorización del patrimonio	316,334.8	316,334.8
Rendimientos inversiones negociables títulos deuda	64,323.2	89,247.0
Dividendos decretados inversiones negociables	98.1	392.7
Valor fiscal del patrimonio	1,970,705.8	1,773,987.5
Calificación cuentas por cobrar	2,006.6	2,002.2
Calificación cartera de empleados	3,510.2	3,383.1
Operaciones reciprocas	144,423.9	130,893.3
Otras	2,474.9	2,477.8
	$2,909,921.7	$2,776,802.4

(20) Operaciones con Partes Relacionadas

Se consideran partes relacionadas los principales accionistas, que poseen el diez por ciento (10%) o más del capital social o cuando teniendo menos, existan operaciones que representen más del cinco por ciento (5%) del patrimonio técnico. Igualmente, se consideran partes relacionadas los miembros de la Junta Directiva y las empresas donde la Corporación posee inversiones superiores al cincuenta por ciento (50%) o existen intereses económicos, administrativos o financieros.

a. Operaciones con accionistas

	30 de junio de 2009	31 de diciembre de 2008
Disponible		
Banco de Bogotá S.A.	16,245.4	23,608.1
Banco de Occidente S.A.	11,166.7	11,924.3
Inversiones negociables en títulos participativos		
Banco de Occidente S.A.	-	5,575.7
Inversiones disponibles para la venta en títulos participativos		
Banco de Occidente S.A.	5,553.7	-
Cuentas por cobrar diversas		
Banco de Bogotá S.A.	151.3	-
Banco de Occidente S.A.	334.1	146.0
Depósitos y exigibilidades		
Banco de Occidente	-	6,702.3
Cuentas por pagar-dividendos		
Banco de Bogotá S.A.	16,808.9	15,994.4
Banco de Occidente S.A.	6,000.8	5,710.0
Ingresos intereses		
Banco de Bogotá S. A.	123.5	79.5
Banco de Occident S.A.	220.6	788.9
Ingresos comisiones		
Banco de Bogotá S.A.	-	8.8
Gastos intereses		
Banco de Occidente S.A.	0.7	8.8
Gastos comisiones		
Banco de Bogotá S.A.	14.2	9.8
Banco de Occidente S.A.	149.9	136.1
Cuentas de orden deudoras		
Banco de Bogotá S.A.	16,411.0	23,618.0
Banco de Occidente S.A.	17,205.1	17,790.8
Cuentas de orden acreedoras		
Banco de Bogotá S.A.	16,932.4	16,082.7
Banco de Occidente S.A.	6,221.4	13,201.3

La operaciones recíprocas celebradas con accionistas se encontraban registradas a precios de mercado

b. Operaciones con compañías vinculadas del sector financiero

	30 de junio de 2009	31 de diciembre de 2008
Inversiones negociables títulos de deuda		
Leasing Corficolombiana S.A	859.7	1,863.0
Leasing de Occidente S.A.	4,300.9	4,262.5
Inversiones disponibles para la venta renta fija		
Leasing Corficolombiana S.A	-	1,450.0
Inversiones disponibles para la venta en títulos participativos		
Banco Av Villas	224.1	202.9
Banco Corficolombiana Panamá S.A.	12,912.0	13,504.2
Casa de Bolsa Corficolombiana	10,557.8	10,557.8
Leasing Corficolombiana S.A	57,277.0	52,924.2
Leasing de Occidente S.A.	78,733.7	72,152.1
Fiduciaria Corficolombiana S.A.	23,455.1	19,659.0
Fiduciaria de Occidente S.A.	1,762.9	1,762.9
Valores de Occidente S.A.	2,257.4	2,257.4
Derechos de recompra inversiones negociables		
Leasing Corficolombiana S.A	2,347.9	294.0
Leasing de Occidente S.A.	7,125.6	7.542.0
Provisión inversiones		
Banco Av Villas	-	(23.6)
Derechos operaciones fw de compra		
Casa de Bolsa Corficolombiana	2,682.5	-
Fiduciaria Corficolombiana S.A.	3,218.0	-
Derechos operaciones Fw de venta		
Casa de Bolsa Corficolombiana	2,620.1	-
Fiduciaria Corficolombiana S.A.	1,071.6	-
Obligaciones de Fw compra		
Casa de Bolsa Corficolombiana	(2,652.5)	-
Fiduciaria Corficolombiana S.A.	(3,273.0)	-
Obligaciones de Fw venta		
Casa de Bolsa Corficolombiana	(2,682.5)	-
Fiduciaria Corficolombiana S.A.	(1,072.7)	-
Cuentas por pagar comisiones		
Casa de Bolsa Corficolombiana	76.6	127.4
Leasing Corficolombiana S. A	179.7	179.6
Fiduciaria Corficolombiana S.A.	61.2	13.3
Cuentas por pagar dividendos		
Fiduciaria de Occidente S.A.	172.7	166.3
Arrendamientos		
Fiduciaria Corficolombiana S.A.	-	13.5

Continúa →

b. Operaciones con compañías vinculadas del sector financiero *(Continuación)*

	30 de junio de 2009	31 de diciembre de 2008
Cuentas por cobrar diversas		
Banco Corficolombiana Panamá S.A.	-	0.3
Casa de Bolsa Corficolombiana	2.0	3.8
Leasing Corficolombiana S.A	2.4	-
Fiduciaria Corficolombiana S.A.	-	20.1
Gastos anticipados		
Seguros Alfa S.A.	60.8	304.4
Cargos diferidos		
A.T.H. A Toda Hora S.A.	20.7	-
Valorizaciones		
Banco Av Villas	4.4	-
Casa de Bolsa Corficolombiana	436.2	-
Leasing Corficolombiana S. A	6,409.4	5,842.8
Leasing de Occidente S.A.	20,609.8	19,850.6
Fiduciaria Corficolombiana S.A.	14,734.3	10,307.7
Fiduciaria de Occidente S.A.	1,387.9	1,160.3
Desvalorizaciones		
Banco Corficolombiana Panamá S.A.	(569.0)	(6,695.0)
Casa de Bolsa Corficolombiana	-	(1,885.2)
Valores de Occidente S.A.	(720.4)	(832.8)
Depósitos de ahorro		
Fiduciaria Corficolombiana S.A.	1.4	-
Casa de Bolsa Corficolombiana	8.0	1,088.8
Leasing Corficolombiana S. A	32.7	210.8
Leasing de Occidente S.A.	41,070.8	24,576.8
Compromisos de transferencia en operaciones repo cerrado		
Leasing Corficolombiana S. A	6,543.8	11,138.0
Cuentas por pagar-dividendos		
Banco Popular	2,471.5	2,351.7
Proveedores		
A.T.H. A Toda Hora S.A.	14.6	-
Fidubogota S.A.	2.9	-
Leasing de Occidente S.A.	36.2	17.0
Obligaciones laborales		
Seguros de Vida Alfa S.A	-	4.8
Ganancias acumuladas no realizadas en inversiones disponibles para la venta		
Banco Av Villas	-	(4.3)
Superávit por valorizaciones		
Casa de Bolsa Corficolombiana	436.2	-
Leasing Corficolombiana S. A	6,409.4	5,842.8

Continúa →

b. Operaciones con compañías vinculadas del sector financiero *(Continuación)*

	30 de junio de 2009	31 de diciembre de2008
Leasing de Occidente S.A.	20,609.8	19,850.6
Fiduciaria Corficolombiana S.A.	14,734.3	10,307.7
Fiduciaria de Occidente S.A.	1,387.9	1,160.3
Superávit por desvalorizaciones		
Banco Av Villas	4.4	-
Banco Corficolombiana Panamá S.A.	(569.0)	(6,695.0)
Casa de Bolsa Corficolombiana	-	(1,885.2)
Valores de Occidente S.A.	(720.4)	(832.8)
Ingresos intereses		
Leasing Bogotá S.A.	-	19.3
Leasing Corficolombiana S.A	-	0.6
Ingresos utilidad en valoración de inversiones		
Leasing Corficolombiana S.A	193.8	484.6
Leasing de Occidente S.A.	718.5	855.1
Ingresos comisiones y/o honorarios		
Casa de Bolsa Corficolombiana	431.9	246.3
Leasing Corficolombiana S.A	934.6	921.3
Leasing de Occidente S.A.	1.4	6.2
Fiduciaria Corficolombiana S.A.	312.3	356.0
Ingresos utilidad en valoración de derivados		
Casa de Bolsa Corficolombiana	30.0	-
Fiduciaria Corficolombiana S.A.	-	685.1
Ingresos dividendos		
Casa de Bolsa Corficolombiana	4,878.3	-
Leasing Corficolombiana S.A	4,834.6	16,390.1
Fiduciaria Corficolombiana S.A.	3,796.1	3,285.5
Banco Av Villas	5.4	5.2
Leasing de Occidente S.A.	12,059.9	10,616.8
Fiduciaria de Occidente S.A.	345.4	332.7
Ingresos arrendamientos		
Banco Corficolombiana Panamá S.A.	7.2	7.2
Leasing Corficolombiana S. A	113.5	109.5
Fiduciaria Corficolombiana S.A.	65.1	62.2
Ingresos - Diversos		
Banco Corficolombiana Panamá S.A.	13.8	13.6
Casa de Bolsa Corficolombiana	11.7	11.2
Leasing Corficolombiana S.A	15.3	40.0
Seguros Alfa S.A.	2.9	1.5
Fiduciaria Corficolombiana S.A.	23.8	26.8
Gastos intereses		
Casa de Bolsa Corficolombiana	7.6	11.6
Leasing Corficolombiana S.A	328.7	657.6

Continúa →

b. Operaciones con compañías vinculadas del sector financiero

	30 de junio de 2009	31 de diciembre de2008
Leasing de Occidente S.A.	1,606.5	823.2
Fiduciaria Corficolombiana S.A.	0.3	-
Gastos comisiones		
Casa de Bolsa Corficolombiana	68.4	18.9
Fidubogota S.A.	12.4	-
Fiduciaria Corficolombiana S.A.	2.2	2.2
Fidubogota S.A.	-	13.8
Gastos de personal		
Seguros de Vida Alfa S.A	31.4	31.0
Pérdida en valoración de derivados		
Casa de Bolsa Corficolombiana	62.4	-
Fiduciaria Corficolombiana S.A.	809.3	805.0
Gastos honorarios		
Fidubogota S.A.	2.5	-
Gastos arrendamientos		
Leasing Corficolombiana S. A	131.9	169.9
Leasing de Occidente S.A.	666.1	705.9
Gastos seguros		
Seguros Alfa S.A.	12.2	37.9
Gastos mantenimiento y reparaciones		
A.T.H. A Toda Hora S.A.	22.0	20.3
Gastos por amortizaciones		
A.T.H. A Toda Hora S.A.	10.1	-
Cuentas de orden deudoras		
Banco Corficolombiana Panamá	(562.9)	6,688.7
Banco AvVillas	228.4	179.3
Casa de Bolsa Corficolombiana S.A.	11,178.6	8,834.3
Fiduciaria Corficolombiana S.A.	38,994.9	30,820.8
Fiduciaria Bogotá S.A.	14.9	13.8
Fiduciaria de Occidente S.A.	3,323.5	3,089.6
A.T.H. A Toda Hora S.A.	52.7	20.3
Leasing Corficolombiana S. A.	67,536.7	63,381.2
Leasing de Occidente S.A.	120,168.2	105,336.4
Seguros Alfa S.A.	73.0	342.3
Seguros de Vida alfa S.A.	31.4	31.0
Valores de Occidente S.A.	1,537.1	1,424.7
Cuentas de orden acreedoras		
Fiduciaria Corficolombiana S. A.	18,932.9	14,723.4
Fiduciaria Bogotá S.A.	2.9	(-)
Fiduciaria de Occidente S.A.	1,733.3	1,493.0
Casa de Bolsa Corficolombiana S.A.	5,796.1	538.8

Continúa →

b. Operaciones con compañías vinculadas del sector financiero *(Continuación)*

	30 de junio de 2009	31 de diciembre de2008
Leasing Corficolombiana S. A.	19,077.7	35,137.7
Leasing Bogotá S.A.	-	19.3
Leasing de Occidente S.A.	74,496.7	55,922.6
Seguros de Vida Alfa S.A.	-	4.8
Valores de Occidente S.A.	(720.4)	832.8
Banco Corficolombiana Panamá	(547.9)	6,674.2
Banco Popular S.A.	2,471.5	2,351.7
Banco AvVillas	9.7	969.1
Seguros Alfa	2.9	1.5
A Toda Hora	14.6	-

La operaciones recíprocas celebradas con vinculados del sector financiero se encontraban registradas a precios de mercado.

c. Operaciones con compañías vinculadas del sector real

	30 de junio de 2009	31 de diciembre de2008
Inversiones negociables en títulos de deuda		
Concesionaria Vial de los Andes	6,983.6	6,426.2
Inversiones disponibles para la venta títulos de deuda		
Promotora y Comercializadora Turística Santamar S.A.	607.5	651.9
Inversiones disponibles para la venta en títulos participativos		
Colombiana de Licitaciones y Concesiones Ltda.	20,437.2	20,437.2
Concesionaria Vial de los Andes	92.8	92.8
Estudios Proyectos e Inversiones de los Andes S.A.	40,980.3	40,980.3
Hoteles Estelar S.A	48,435.3	45,701.1
Industrias Lehner S.A.	12,652.9	12,652.9
Organizacion Pajonales S.A.	36,853.2	36,353.1
Pizano S.A. en Restructuración	30,951.8	30,951.8
Promotora y Comercializadora Turística Santamar S.A.	9,498.6	9,498.6
Proyectos de Infraestructura S.A.	68,375.8	68,375.8
Unipalma S.A.	16,666.9	16,666.9
Valora S.A.	29,576.9	29,576.9
Tejidos Sintéticos de Colombia S.A.	15,688.9	15,688.9
Provisión inversiones		
Industrias Lehner S.A.	(2,530.6)	-
Promotora y Comercializadora Turística Santamar S.A.	-	(3,275.4)
Contratos forward		
Tejidos Sintéticos de Colombia S.A.	-	17.0
Dividendos		
Estudios Proyectos e Inversiones de los Andes S.A.	-	12,029.1
Hoteles Estelar S.A	702.5	872.2
Organización Pajonales S.A.	2,000.0	-
Cuentas por cobrar arrendamientos		
Hoteles Estelar S.A	7.8	7.8
Cuentas por cobrar diversas		
Colombiana de Licitaciones y Concesiones Ltda.	-	2.2
Valora S.A.	1.0	1.3
Provisión cuentas por cobrar		
Hoteles Estelar S.A	-	(0.3)
Otros activos diversos		
Concesionaria Vial de los Andes	-	23.5
Valorizaciones		
Colombiana de Licitaciones y Concesiones Ltda.	9,647.7	11,213.9
Concesionaria Vial de los Andes	139.9	151.2
Estudios Proyectos E Inversiones de los Andes S.A.	39,762.8	37,923.4
Hoteles Estelar S.A	87,921.0	83,653.9
Organizacion Pajonales S.A.	73,861.9	65,356.5
Pizano S.A. en Restructuración	27,781.9	27,693.5

Continúa →

c. Operaciones con compañías vinculadas del sector real *(Continuación)*

	30 de junio de 2009	31 de diciembre de2008
Promotora y Comercializadora Turistica Santamar S.A.	2,018.4	-
Proyectos de Infraestructura S.A.	39,674.4	35,895.5
Unipalma S.A.	17,187.0	15,799.0
Valora S.A.	1,421.3	460.5
Tejidos Sinteticos de Colombia S.A.	5,487.8	4,461.2
Desvalorizaciones		
Industrias Lehner S.A.	-	(773.3)
Certificados de deposito a término		
Colombiana de Licitaciones y Concesiones Ltda.	3,659.4	17,238.1
Estudios Proyectos e Inversiones de los Andes S.A.	17,333.6	27,229.6
Promotora y Comercializadora Turística Santamar S.A.	230.6	-
Unipalma S.A.	-	564.1
Depósitos de ahorro		
Colombiana de Licitaciones y Concesiones Ltda.	179.0	561.3
Estudios Proyectos e Inversiones de los Andes S.A.	58.8	786.7
Proyectos de Infraestructura S.A.	-	1.9
Valora S.A.	2.3	2.3
Depósitos especiales		
Colombiana de Licitaciones y Concesiones Ltda.	0.3	-
Valora S.A.	0.3	-
Exigibilidades por servicios bancarios		
Industrias Lehner S.A.	0.6	0.6
Cuentas por pagar-intereses		
Colombiana de Licitaciones y Concesiones Ltda.	54.7	448.3
Estudios Proyectos e Inversiones de los Andes S.A.	507.0	803.1
Promotora y Comercializadora Turística Santamar S.A.	0.8	-
Unipalma S.A.	-	13.2
Cuentas por pagar-dividendos		
Hoteles Estelar S.A	-	1.6
Proveedores		
Hoteles Estelar S.A	1.0	-
Valora S.A.	2.7	-
Cuentas por pagar-diversas		
Colombiana de Licitaciones y Concesiones Ltda.	-	0.9
Estudios Proyectos e Inversiones de los Andes S.A.	160.5	158.3
Ingresos utilidad en valoración de inversiones		
Concesionaria Vial de los Andes	557.4	330.0
Promotora y Comercializadora Turística Santamar S.A.	44.4	14.5
Ingresos comisiones y/o honorarios		
Colombiana de Licitaciones y Concesiones Ltda.	804.9	25.8
Estudios Proyectos e Inversiones de los Andes S. A.	22.4	25.8

Continúa →

c. Operaciones con compañías vinculadas del sector real *(Continuación)*

	30 de junio de 2009	31 de diciembre de2008
Hoteles Estelar S.A	-	12.5
Industrias Lehner S.A.	-	12.5
Organización Pajonales S.A.	-	12.5
Proyectos de Infraestructura S.A.	570.0	144.9
Unipalma S.A.	-	10.0
Tejidos Sintéticos de Colombia S.A.	-	8.0
Ingresos utilidad en valoración de derivados		
Industrias Lehner S.A.	-	75.1
Tejidos Sintéticos de Colombia S.A.	103.4	89.6
Ingresos dividendos		
Colombiana de Licitaciones y Concesiones Ltda.	932.4	1,804.9
Estudios Proyectos e Inversiones de los Andes S.A.	13,214.8	23,331.0
Hoteles Estelar S.A	4,139.3	3,748.4
Organización Pajonales S.A.	2,500.0	2,594.3
Proyectos de Infraestructura S.A.	17,039.3	17,651.8
Unipalma S.A.	1,121.7	3,062.9
Valora S.A.	284.8	10,899.0
Concesionaria Vial de los Andes	58.6	56.4
Ingresos arrendamientos		
Estudios Proyectos e Inversiones de los Andes S.A.	26.5	24.6
Hoteles Estelar S.A	22.2	29.6
Valora S.A.	6.5	-
Ingresos - diversos		
Colombiana de Licitaciones y Concesiones Ltda.	6.0	-
Pizano S.A. en Restructuración	-	2,537.3
Promotora y Comercializadora Turística Santamar S.A.	3,275.4	-
Proyectos de Infraestructura S.A.	-	29.3
Valora S.A.	1.6	2.8
Gastos intereses		
Colombiana de Licitaciones y Concesiones Ltda.	548.5	857.0
Estudios Proyectos e Inversiones de los Andes S.A.	1,054.5	2,248.0
Promotora y Comercializadora Turistica Santamar S.A.	5.7	-
Proyectos de Infraestructura S.A.	-	9.3
Unipalma S.A.	23.4	28.5
Valora S.A.	0.1	2.0
Gastos comisiones		
Valora S.A.	-	4.0
Gastos por provisiones		
Industrias Lehner S.A.	2,530.6	-
Promotora y Comercializadora Turística Santamar S.A.	-	38.0
Hoteles Estelar S.A	-	0.4
Gastos diversos		
Hoteles Estelar S.A	44.9	75.6
Proyectos de Infraestructura S.A.	-	4.8
Valora S.A.	19.0	48.0

Continúa →

c. Operaciones con compañías vinculadas del sector real *(Continuación)*

	30 de junio de 2009	31 de diciembre de2008
Cuentas de orden deudoras		
Colombiana de Licitaciones y Concesiones Ltda.	1,722.4	4,826.0
Estudios, Proyectos e Inversiones de los Andes S.A.	15,496.5	36,892.1
Hoteles Estelar S.A.	18,618.6	(-)
Organización Pajonales S.A.	8,696.8	8,791.1
Pizano S.A. en Restructuración	1,836.0	1,836.0
Plantaciones Unipalma de los Llanos S.A.	1,990.6	5,279.0
Promotora y Comercializadora Turística Santamar S.A.	80.8	80.8
Proyectos de Infraestructura S.A.	19,337.2	35,585.4
Tejidos Sintéticos de Colombia S.A.	1,432.9	1,432.9
Concesionaria Vial de los Andes S.A.	58.5	107.6
Valora S.A.	4,098.3	14,712.5
Cuentas de orden acreedoras		
Promotora y Comercializadora Turística Santamar S.A.	15.3	35.5
Concesionaria Vial de los Andes S.A.	286.8	335.1

d. Operaciones celebradas con Miembros de la Junta Directiva y Representantes Legales

	30 de junio dde 2009		31 de diciembre de 2008	
	Junta Directiva	**Representantes Legales**	**Junta Directiva**	**Representantes Legales**
Activos	-	$29.9	-	$45.5
Pasivos	272.8	0.4	259.6	4.0
Ingresos	-	2.1	-	3.3
Gastos	59.2	2.0	48.3	2.3

d. Operaciones Celebradas con Accionistas que poseen menos del 10% del Capital, que tuvieron operaciones mayores al 5% del patrimonio técnico a junio 30 de 2009 $73.641.9

% participación	Nit	Accionista	Tipo	Operación	Derechos	Obligación
2.03%	800,224,827	Fondo de Pensiones Obligatorias Proteccion	Forward	Compra	233,973.0	231,403.3

e. Operaciones Celebradas con Accionistas que poseen menos del 10% del Capital, que tuvieron operaciones mayores al 5% del patrimonio técnico a diciembre 31 de 2008 $69,278.5

% participación	Nit	Accionista	Tipo	Operación	Derechos	Obligación
6.72%	800,224,827	Fondo de Pensiones Obligatorias Protección	Forward	Compra	$ 252.194,6	$ 256.726,8

(21) Ingresos Operacionales

	30 de junio de 2009	31 de diciembre de 2008
Dividendos y participaciones		
Epiandes S.A.	$13,214.8	$23,330.9
Promigás S.A.	29,526.7	14,744.2
Proyectos de Infraestructura S.A.	17,039.3	17,651.8
Empresa de Energía de Bogotá	11,782.9	-
Leasing Corficolombiana S.A.	4,834.5	16,390.1
Leasing de Occidente S.A.	12,059.9	10,616.8
Valora S.A.	284.8	10,899.0
Organización Pajonales	2,500.0	2,594.2
Sociedad de Inversiones en Energía S.A.	-	3,556.2
Concecol Ltda.	932.4	1,804.9
Casa de Bolsa Corficolombiana S.A.	4,878.3	-
Fiduciaria Corficolombiana S.A.	3,796.0	3,285.5
Concesionaria Tibitoc S.A.	-	645.0
Hoteles Estelar	4,139.3	3,748.3
Unipalma	1,121.7	3,062.9
Gas Natural E.S.P.	4,234.3	-
Colombina S.A.	1,898.2	-
Mineros S.A.	2,024.9	-
Aerocali S.A.	2,859.1	-
Tablemac S.A.	362.2	-
Colombiana de Extrusión S.A.	746.1	-
Bolsa de Valores de Colombia S.A.	504.1	-
Otros	1,530.4	395.0
	$120,269.9	$112,724.8
Otros		
Utilidad en posición corto operaciones repo	$4,115.7	$9,064.5
Reintegro provisión cuentas por cobrar	50.5	111.1
Ingresos diversos	16.8	17.4
	$4,183.0	$9,193.0

(22) Gastos Operacionales - Otros

	30 de junio de 2009	31 de diciembre de 2008
Pérdidas posición corto operaciones repo	$4,539.0	$14,036.7
Honorarios	1,335.3	937.7
Impuestos (1)	14,290.3	4,753.0
Arrendamientos	1,337.8	1,443.7
Contribuciones y afiliaciones	919.9	1,013.8
Seguros	1,905.6	1,919.2
Mantenimiento y reparaciones	791.4	705.3
Adecuación e instalación de oficinas	174.5	149.9
Diversos		
Servicios de aseo y vigilancia	346.6	364.9
Servicios temporales	159.8	207.6
Publicidad y propaganda	698.7	527.4
Relaciones públicas	69.4	69.5
Servicios públicos	624.5	617.5
Gastos de viaje	135.9	137.8
Transporte	530.6	493.0
Útiles y papelería	114.5	152.8
Donaciones	-	111.3
Suscripciones y avisos	90.7	16.9
Portes de correo	66.3	45.0
Administración edificios	265.2	266.6
Cafetería	25.0	26.6
Gastos legales	37.5	15.9
Digitalización y empaste	55.0	58.6
IVA deducible prorrateo	117.7	8.6
Servicio de conexión	19.3	508.8
Misceláneos	1,736.4	1,035.8
	$30,386.9	$29,623.9

(1) Al 30 de junio de 2009, este rubro comprendía entre otros valores : Industria y Comercio $435.4, Gravámen a los Movimientos Financieros $3,611.6, Impuesto al Patrimonio $10,149.7. Al 31 de diciembre este rubro comprendía: Gravámen a los Movimientos Financieros por $4,100.3.

(23) Otras Provisiones

	30 de junio de 2009	31 de diciembre de 2008
Bienes recibidos en pago	$480.9	$207.8
Otros activos	54.0	1,458.4
Disponible	-	0.1
	$534.9	$1,666.3

(24) Ingresos no Operacionales

	30 de junio de 2009	31 de diciembre de 2008
Utilidad en venta de:		
Bienes recibidos en pago	$429,4	$256,5
Propiedades y equipo	1.224,5	11,3
Arrendamientos	278,0	298,0
Recuperaciones:		
Bienes castigados	929,6	690,6
Reintegros provisión:		
Inversiones (1)	4.142,7	6.279,8
Reintegro bienes realizables y recibidos	7,8	731,2
Otras provisiones	1.073,9	67,2
Otras recuperaciones	2.339,5	346,5
Otros activos	79,5	-
Diversos:		
Ingresos bienes recibidos en pago	82,3	121,4
Otros (2)	1.334,8	4.169,1
	$11.922,0	$12.971,6

(1) Al 30 de junio de 2009 este rubro comprendía : Promotora y Comercializadora Santamar $2,914.4, Bonos EMCALI $391.9, Bonos Promotora y Comercializadora Santamar $360.9, Provisión General de Inversiones $419.6. Al 31 de diciembre este rubro comprendía: Fibratolima en liquidación $1,347.3, Pizano S.A. $2,537.3., Bono Emcali $2,347.3.

(2) Al 30 de junio de 2009 este rubro comprendía: Causación del Patrimonio B Fidubogota Patrimonio Autónomo $818,4, Cancelación derecho Caucadesa S.A. $374.5. Al 30 de diciembre de 2008, este rubro comprendía entre otros valores: Causación del Patrimonio B Fidubogotá Patrimonio Autónomos $1,987.3, Socimer Internacional Bank limites in liquidación $1,460.0. Al 30 de junio de 2008 este rubro comprendía entre otros valores: Causación del patrimonio B Fidubogota Patrimonio Autónomos $23,383.4.

(25) Gastos no Operacionales

	30 de junio de 2009	31 de diciembre de 2008
Pérdida en venta de propiedad planta y equipo	$17.5	$-
Multa y Sanciones Litigios indemnizaciones	2.7	-
Intereses por multas y sanciones	1.8	-
Gastos bienes recibidos en pago	360.7	406.7
Otros gastos ejercicios anteriores	682.7	424.9
	$1,065.4	$831.6

(26) Impuesto Sobre la Renta

	30 de junio de 2009	31 de diciembre de 2008
Utilidad antes de impuesto a la renta	$142,815.9	$130,599.0
Más (menos) partidas que aumentan (disminuyen) la utilidad fiscal:		
Dividendos no causados contablemente	(2,577.0)	(5,864.5)
Ingreso valoración de inversiones renta variable	(26,807.2)	(1,576.6)
Provisiones no deducibles	7,129.1	2,555.0
Impuestos no deducibles (GMF. impuesto patrimonio)	12,881.6	3,092.2
Impuesto industria y comercio	93.3	(167.1)
Gastos de otras vigencias y otros gastos no deducibles	1,124.3	555.2
Gastos imputables ingresos no gravados	2,420.1	1,826.6
Pérdida en venta de activos fijos	17.5	-
Ingresos diferidos declarados años anteriores	(186.0)	(32.3)
Utilidad en venta de acciones	-	(21,862.3)
Dividendos y participaciones no gravables	(104,003.0)	(95,488.8)
Diferencia por valoración de inversiones negociables renta fija	(11,371.1)	7,908.0
Ingresos por Derivados	1.5	-
Gastos por Derivados	(16,395.8)	-
Reintegro provisiones no deducidas en años anteriores	(6,139.2)	(6,347.0)
Otros ingresos no gravados	(2.7)	(112.8)
(Pérdida) - Utilidad renta estimada	(998.7)	15,084.6
Compensación créditos fiscales	-	(15,084.6)
Renta presuntiva aplicable	14,198.4	27,002.9
Renta exenta	(2,511.0)	(5,249.5)
Base gravable	11,687.4	21,753.4
Impuesto de renta requerido del período (*)	$3,856.8	$2,728.9
Exceso de provisión	693.2	404.0
Total gasto impuesto de renta	$4,550.0	$3,132.9
(*) Porcentaje impuesto de renta para el año gravable	33%	33%

Las declaraciones por impuesto de renta de los años 2006 y años anteriores se encuentran en firme; las de los años 2007 y 2008 están sujetas a revisión por parte de la DIAN.

Al 30 de junio de 2009 la Corporación posee excesos de renta presuntiva sobre renta ordinaria reajustados, pendientes de compensar por $149,727.2

(27) Relación Activos Ponderados por Nivel de Riesgo - Patrimonio Técnico

El patrimonio técnico no puede ser inferior al nueve por ciento (9%) de los activos en moneda nacional y extranjera ponderados por nivel de riesgo, conforme en el Decreto 1720 de 2001. El cumplimiento individual se verifica mensualmente y semestralmente en forma consolidada con sus filiales y subsidiarias.

La clasificación de los activos de riesgo en cada categoría se efectúa aplicando los porcentajes determinados por la Superintendencia Financiera a cada uno de los rubros del activo, cuentas contingentes, negocios y encargos fiduciarios establecidos en el Plan Único de Cuentas.

Al 30 de junio de 2009 y 31 de diciembre de 2008 la relación lograda por la Corporación fue de (46.16%) cuarenta y seis punto dieciséis por ciento y (51.89%) cincuenta y uno punto ochenta y nueve por ciento, respectivamente.

(28) Contingencias

Con relación a la existencia de tres supuestos CDT de la Corporación Financiera del Valle S.A. con números 159743, 159744 y 159745, fechados el 17 de febrero de 1989, por valor de $58'5 cada uno, se informa:

- Que tales títulos no aparecen registrados en la contabilidad de la Corporación y

- Que en relación con hechos relacionados con los mismos, la Sala Penal de la Corte Suprema de Justicia no se pronunció sobre su existencia y validez. Así lo reconoció la Sala de Casación Penal en sentencia de tutela del 26 de febrero de 2008, confirmada posteriormente por la Sala de Casación Civil de la Corte Suprema de Justicia mediante sentencia del 7 de abril del mismo año, al manifestar que "(...)el debate judicial no giró en torno a la temática de la Validez u oponibilidad de los títulos valores sobre los cuales recayó la actividad delictiva que ahí se juzgó (...)".

(29) Gestión de Activos y Pasivos - Indicador de Riesgo de Liquidez IRL

Al cierre de junio 30 de 2009, la normatividad vigente para la gestión de riesgo de liquidez es la Circular Externa 016 de 2008, la cual modifica el Capítulo VI de la Circular Externa 100 de 1995 y establece las Reglas Relativas al Sistema de Administración de Riesgo de Liquidez (SARL). La metodología para el cálculo del riesgo de liquidez se transforma de la medición del GAP de liquidez a 90 días al cálculo del IRL a 7 días.

A continuación se presentan las principales cuentas que afectan este indicador al cierre del mes de junio, con una maduración de 7 y 30 días:

	30 de junio de 2009 7 días	**31 de diciembre de 2008 30 días**
Flujo neto de rubros con vencimientos contractuales-Ajustado	$(106,211.5)	$(226,676.1)
Flujo neto estimado de rubros nos sujetos a vencimientos contractuales	(37,271.5)	(159,735.0)
Total requerimiento de liquidez neto estimado	(143,482.9)	(386,411.0)
Total activos líquidos Netos	861,559.7	861,559.7
Superávit	718,076.7	475,148.6

De acuerdo con la metodología de la Superintendencia Financiera de Colombia, la Corporación tiene activos líquidos ajustados por liquidez de mercado, riesgo cambiario y encaje requerido (ALM) para respaldar ampliamente sus requerimientos de liquidez.

La Corporación de acuerdo con la regulación vigente calcula el riesgo de mercado con base en el modelo estándar

establecido por la Superintendencia Financiera en la Circular Externa 009 de 2007 (Capitulo XXI Circular Básica Contable y Financiera Circular Externa 100 de 1995).

Metodología según circular externa 009 de 2007	30 de junio de 2009	31 de diciembre de 2008
Riesgo por módulos		
1- Tasa de interés	$58,089.0	$31,460.5
2- Tasa de cambio	807.4	1,247.1
3- Precio de acciones	10,394.6	8,134.3
4- Carteras colectivas	1,560.5	2,068.3
Ver agregado	$70,851.5	$42,910.2

(30) Gobierno Corporativo (No Auditado)

La Corporación Financiera Colombiana S.A., tiene incorporados principios que rigen el buen gobierno corporativo de la entidad, así como la protección de los derechos de los accionistas e inversionistas.

Junta Directiva y Alta Gerencia: la Alta Gerencia y la Junta Directiva determinan las estrategias, políticas y perfiles de riesgos de la entidad. La Junta Directiva está permanentemente informada de los procesos y negocios que realiza la Corporación. Esta aprueba los límites de otorgamiento de créditos y de exposición al riesgo de mercado, liquidez y administración del riesgo crediticio para los diferentes negocios de la Corporación. La Vicepresidencia Ejecutiva es el área dedicada a la identificación, administración, medición y control de los riesgos inherentes a las operaciones de tesorería y demás negocios de la entidad. Esta área se encarga de generar los mecanismos de control de riesgo y de informar a la Alta Gerencia y Junta Directiva sobre las exposiciones al riesgo que puede presentar la Corporación.

Políticas y división de funciones: las políticas de gestión de riesgo son aprobadas por la Junta Directiva y están acorde con las diferentes líneas de negocio de la Corporación. Cuenta con elementos específicos por cada tipo de riesgo (crédito, mercado, líquidez y operacional) y se les hace seguimiento riguroso en su cumplimiento por parte de la Gerencia de Riesgo, área que depende de la Vicepresidencia Ejecutiva.

Reportes a la Junta Directiva: la Junta Directiva permanentemente está informada de las exposiciones de riesgo de los diferentes negocios realizados por la Corporación.

A la Junta Directiva mensualmente se le presenta un informe que contiene una descripción de las operaciones realizadas por la mesa de dinero, los resultados del negocio, los niveles de riesgo y el cumplimiento de los límites establecidos, si es del caso. Las operaciones con vinculados se someten a consideración de la Junta Directiva.

Los límites de posiciones máximas de portafolio, pérdidas máximas y de valor en riesgo son controlados por el Departamento de Riesgo e informados diariamente a la Alta Gerencia de la Corporación.

Infraestructura Tecnológica: la Corporación dispone de una adecuada infraestructura tecnológica que le permite soportar de manera eficiente los requerimientos transaccionales de su operación diaria, incluyendo adecuados mecanismos de control y auditoria para el control del riesgo y para la generación de herramientas de información que facilitan la gestión de la información de la organización.

Metodología para la medición de riesgo: la Corporación Financiera Colombiana está catalogada como una entidad financiera y por su rol de negocio en los diferentes frentes en los que se concentra (productos de mesa de dinero, banca de inversión, inversiones de renta variable, etc.), se ve expuesta a una variedad de riesgos generados por la evolución del entorno en todas sus dimensiones.

Con base en lo anterior, resulta claro que la gestión de los riesgos se ha convertido en el factor determinante para lograr uno de los principales objetivos de Corficolombia-

na, la obtención de una rentabilidad satisfactoria para sus accionistas, y por ello se encuentra en la definición misma de todas y cada una de las estrategias institucionales y el procedimiento de toma de decisiones sobre todos los negocios y actividades de la Corporación.

La Corporación definió que el proceso de administración del riesgo debe cumplir con las siguientes etapas:

Identificación de Riesgo: se determinan los riesgos asociados a cada uno de los productos. Se busca identificar concentraciones indebidas de riesgos e implementar nuevas tecnologías para el manejo de los mismos.

Medición de los Riesgos: se determinan los procesos de medición y manejo de los diferentes riesgos. Los sistemas de monitoreo deben funcionar en forma precisa y abarcar todos los aspectos definidos, de forma que facilite el manejo gerencial. La medición del riesgo implica la disponibilidad de recurso humano experimentado y de herramientas técnicas que faciliten la cuantificación de los riesgos inherentes a cada negocio.

Asignación de Límites: se determinan límites para cada uno de los riesgos por aparte (mercado, crédito y/o contraparte, operacional y liquidez), aún cuando están ligados entre sí. La administración evalúa y define los límites con base en la disposición para asumir riesgos y la capacidad de la entidad para absorber pérdidas.

Medición y control de límites: se debe revisar permanentemente el valor de las posiciones contra los límites y reportar oportunamente a la alta gerencia los excesos que se presenten, para tomar los correctivos del caso. Se realizan evaluaciones y mediciones con diferente periodicidad de acuerdo a las necesidades de cada línea de negocio.

Generación de informes: se deben presentar periódicamente, de acuerdo con lo que defina la Junta Directiva y los diferentes estamentos de riesgo. Deben contener información referente a la exposición actual de riesgo frente a los límites establecidos considerándose como elementos indispensables para la toma de decisiones.

Las metodologías existentes identifican y miden los diferentes tipos de riesgo a los que está expuesta la Corporación en su actividad y es así como operan los métodos que fueron enunciados y explicados detalladamente en estas notas a los estados financieros.

Estructura Organizacional: la Corporación ha definido a través de su Junta Directiva una estructura organizacional, la cual deberá velar por la adecuada administración de riesgos. Es así como la Vicepresidencia Ejecutiva está a cargo de la construcción de una fuerte cultura de riesgo dentro de la organización, buscando obtener siempre una visión integrada del riesgo que además cubre las filiales financieras de Corficolombiana. Esta Vicepresidencia tiene a cargo la Gerencia de Riesgo y la Gerencia de Riesgo Crediticio, y tiene el propósito de promover, liderar y controlar la ejecución de las políticas de riesgo aprobadas mediante el cumplimiento de la estrategia de gestión de riesgo trazada, utilizando el proceso de administración del riesgo previamente definido.

En la estructura de la Corporación, existe independencia entre las áreas de negociación, control de riesgo y contabilización de operaciones. Cada una de estas labores está asignada a diferentes áreas funcionales las que a su vez reportan a diferentes áreas de la Corporación como sigue:

Responsabilidad	Area	Reporta a:
Negociación	Vicepresidencia Tesorería	Presidencia
	Vicepresidencia Comercial	Presidencia
	Vicepresidencia Banca de Inversión	Presidencia
	Vicepresidencia Inversiones	Presidencia
Control	Gerencia Riesgo	Vicepresidencia Ejecutiva
	Gerencia Riesgo Crediticio	Vicepresidencia Ejecutiva
Contabilización	Operaciones de Tesorería	Gerencia de Sistemas y operaciones
	Gerencia Operaciones de Apoyo	Vicepresidencia Ejecutiva

(31) Revelación de Riesgos (No Auditado)

Objetivos

Las actividades de tesorería de la Corporación se realizan dentro de un marco de límites y políticas establecidas por la Junta Directiva y monitoreadas y controladas por la Gerencia de Riesgo. Las decisiones se toman dentro de dicho marco a partir del permanente y continuo seguimiento a las variables económicas de carácter interno y externo. Todo con el objetivo de maximizar la relación riesgo/retorno de los portafolios administrados, optimizar el retorno de la relación comercial con los clientes de la Corporación y capturar las oportunidades que se detecten en los diferentes mercados en los que interviene:

- Deuda Pública Interna (en calidad de Creador de Mercado)
- Deuda Privada
- Divisas
- Instrumentos derivados moneda local
- Instrumentos derivados en moneda extranjera

Filosofía en la toma de riesgos

Para asegurarse que las actividades de tesorería se acoplen a los objetivos y estrategias de la Corporación, la Junta Directiva ejerce un permanente monitoreo del perfil de riesgo realizando seguimiento a las posiciones de tesorería, a los límites de Riesgo de Mercado, Riesgo de Crédito, Riesgo de Liquidez y Riesgo Operacional.

La filosofía de asunción de riesgos es consistente con las políticas generales de la gestión de activos y pasivos y considera aspectos como análisis económicos, análisis técnico, análisis fundamental y el efecto de cambios del entorno en el libro bancario y en el libro de tesorería.

Evaluación

El riesgo de mercado de la Corporación se mide a través de los diferentes análisis que se realicen basados en técnicas reconocidas para la administración del riesgo financiero, con el objetivo de controlar los niveles de pérdida a los que se puede encontrar expuesta la Corporación en sus inversiones de activos financieros por la volatilidad en los mercados en los que puede participar.

Con base en lo anterior se opera el siguiente esquema de límites considerando el perfil de riesgo de la entidad.

RIESGO DE MERCADO

1. Posición portafolio pesos

Límites del portafolio de inversiones negociables: se limita el valor nominal de la posición en títulos de deuda pública, considerando sus características de tasa: fija o variable y de acuerdo al plazo de maduración. Igualmente se limita la posición en títulos negociables diferentes de deuda pública, considerando los mismos aspectos antes señalados y los respectivos cupos de emisor.

Límites del portafolio de inversiones disponible para la venta: se limita el valor nominal de la posición en títulos de deuda pública y privada, considerando el plazo de maduración y la capacidad contractual, financiera y operativa de la Corporación.

Límites del portafolio de Inversiones hasta el vencimiento: se limita el valor nominal de la posición en títulos de deuda pública, tomando como criterio el plazo de maduración y la capacidad contractual, financiera y operativa de la Corporación.

2. **Posición portafolio dólares**

Límites del portafolio de inversiones negociables: se limita el valor nominal de la posición en títulos de deuda pública (TES TRM y YANKEES), de acuerdo al plazo de maduración. Igualmente se limitará la posición en títulos negociables diferentes de deuda pública, considerando los cupos de emisor aprobados y el plazo de maduración.

Límites posición en divisas: se limita el valor de la posición en dólares (Corto o Largo), tanto en el "intraday" como en el "nextday", de acuerdo al perfil de riesgo de la entidad. Igualmente se limita las posiciones en otras monedas, tales como franco suizo, libra esterlina y euros, considerando los mismos aspectos antes señalados.

3. **Límites de pérdidas**

PyG diario: es la principal herramienta de control con que cuenta el middle office para monitorear la tesorería. Adicionalmente es fundamental en la definición de las pérdidas máximas autorizadas por la Junta Directiva.

VeR (valor en riesgo): Con el objetivo de establecer límites con base en metodologías reconocidas de Risk Metrics para la administración de riesgo financiero, y que estén acorde al perfil de riesgo de la entidad se definió por parte de la Junta Directiva un límite de VeR para las operaciones de Tesorería, que permita estimar en "condiciones normales" el riesgo asumido en los mercados cambiario y de renta fija ("fixed income") en donde la Corporación concentra su actividad de trading.

MAT (management action trigger): es la máxima pérdida que la Corporación está dispuesta a asumir teniendo presente además la capacidad patrimonial y de solvencia de la entidad. El MAT limita el total de pérdidas a la suma de pérdidas causadas y potenciales (VeR) asociadas al portafolio vigente en condiciones de normalidad.

MAT = Utilidad 30 días + VeR
Límite: MAT = VeR

Análisis de sensibilidad (stress test): se establecieron los escenarios más apropiados para calcular las pruebas de esfuerzo, donde además de un "stress" con un incremento de 200 puntos básicos en las tasas, se modela la crisis de mercado de agosto de 2002 y abril de 2004 a las posiciones vigentes de TES.

RIESGO DE LIQUIDEZ

Para el riesgo de liquidez se utiliza como herramientas las metodologías internas aprobadas por la Junta Directiva y lo definido en la Circular Externa 016 de 2008 de la Superintendencia Financiera Colombia, donde se establece las Reglas Relativas al Sistema de Administración de Riesgo de Liquidez (SARL) y se determina la metodología para el calculo de Indicador de Riesgo de Liquidez (IRL).

La Corporación continuó con el monitoreo y control de los límites internos establecidos por la Junta Directiva tanto para largo plazo como para corto plazo, entre los de corto plazo se encuentran el MCO (Maximum Cumulative Outflow) que es el flujo de caja proyectado a 1, 7 y 30 días. Los indicadores de largo plazo son el MTF (Medium Term Funding) y CCP (Cash Capital Position). El primero limita la financiación de activos de largo plazo con pasivos de corto plazo y el segundo limita la financiación de activos ilíquidos (entendidos estos como aquellos activos que el mercado no recibe como garantía en eventos en que se requiera recursos en la entidad) con recursos de corto plazo.

La Junta Directiva determinó límites para cada uno de estos indicadores, los cuales se revisan diariamente por la Alta Gerencia y son presentados mensualmente a este mismo órgano. Los indicadores según su estado pueden ubicar a la entidad en situación de normalidad, evento o crisis. En función de estos estados, la Junta Directiva definió los planes de contingencia que se deben seguir.

Por otro lado se le hizo seguimiento a las diferentes fuentes de fondeo, se realizó el monitoreo de las principales depositantes de CDTS y cuentas de Ahorro y se evaluó la concentración de vencimientos diarios constractuales de los depósitos y exigibilidades.

RIESGO DE CRÉDITO

El área de tesorería es quien identifica las alternativas de inversión y negociación las cuales pueden ser tanto en sector real como en sector financiero. De acuerdo con el resultado del estudio realizado por el área de riesgo se somete a consideración de la instancia respectiva la solicitud del área comercial y se establece un cupo con una vigencia de 1 año para realizar operaciones con dicho cliente.

Todo emisor y/o contraparte debe contar con cupo aprobado por la instancia respectiva. Los cupos de las entidades no financieras se evalúan bajo el proceso de análisis de contrapartes utilizado por la Gerencia de Riesgo Crediticio y los del sector financiero se evalúan bajo una metodología Camel en la Gerencia de Riesgo.

1. Categorías de riesgo de contraparte

Las categorías de riesgo de contraparte están estandarizadas en cuatro niveles, que permiten optimizar el día a día de los negocios sin generar desgastes adicionales en las instancias de atribución de la Corporación, ni afectar la calidad de la toma de decisiones de riesgo.

A continuación se describen las categorías de riesgo en su orden de mayor a menor riesgo.

Categoría 1

Préstamos de corto plazo interbancarios, repos y/o inversión en títulos.

Categoría 2

Exposición crediticia en productos derivados renta fija y divisas.

Ejemplos: Forward de divisas, forward de títulos, opciones, swaps.

Para los productos derivados, el cupo de riesgo a ser aprobado por la instancia correspondiente se define de acuerdo a la Exposición Potencial Futura, la cual estipula los factores que se aplican sobre el valor nominal del contrato en función del plazo y del activo subyacente.

Plazo Remanente	Renta Fija	Tipo de Cambio
Hasta 3 meses	5.2%	10.6%
De 3 a 6 meses	7.4%	15.0%
Mayor a 6 meses	10.8%	21.2%

En caso de que la volatilidad real supere la utilizada en el cuadro anterior, se aplicará la volatidad real más un 10% adicional. Se entiende por volatilidad real aquella que es calculada con la historia de la TRM para divisas y del IDP (Índice de Deuda Pública) para renta fija, en una ventana móvil de acuerdo al plazo analizado.

De igual forma la utilización del cupo aprobado se calcula con base en la exposición crediticia del derivado:

Exposición Crediticia = Costo de Reposición (*) + Exposición Potencial Futura

(*) Costo de Reposición es el mayor valor entre el valor de mercado y cero (0).

Se entenderá como derivado de renta fija, aquel contrato donde el subyacente sea una tasa de interés de mercado,

o un título de renta fija independientemente del emisor o tipo de título.

Para los derivados de tipo de cambio también se utilizará la tabla anterior, independientemente de la divisa.

Categoría 3

Riesgo spot
Ejemplos: Compra - venta títulos, y divisas free delivery.

Riesgo over night.

Categoría 4

Categoría DVP o compensada
Riesgo de mercado "intraday"

Nota: los cupos aprobados pueden ser utilizados para productos de la misma categoría, respetando el plazo. Riesgo spot y riesgo over night no se pueden combinar.

RIESGO OPERACIONAL

Los avances más relevantes en materia de riesgo operacional llevados a cabo en el primer semestre de 2009 fueron:

- Se viene trabajando en metodología experimental de indicadores de riesgo operacional la cual cumple su primer año en el mes de Julio de 2009. Luego de ello se hará retroalimentación con las áreas sobre el resultado de esta medición con el propósito de evaluar los resultados y generar planes de mejora.

- Se actualizaron los mapas de riesgo operacional con base en los eventos ciertos de risgo operacional.

- Fortaleciendo la cultura de riesgo operacional de la Compañía, se viene adelantando plan de capacitación institucional, la cual abarca a todos los funcionarios. El avance a corte junio 30 de 2009 es del 93%.

- En el mes de Abril se presentó informe de SARO a la Junta Directiva.

- Con relación a la base de datos de riesgo operacional, a Junio 30 la base de datos contaba con 290 registros con la siguiente distribución:

	Número de registros
Tipo de evento	
Fallas en los procesos	172
Fallos en los sistemas	64
Prácticas de negocio	39
Otros	15
Proceso	
Misional	212
Apoyo	62
Estratégico	16
Tipo de pérdida	
Tipo B (Sin impacto en PyG)	248
Tipo A (Con impacto en PyG)	28
Tipo C (cuasipérdida)	14

Los 28 eventos registrados tipo A, suman $98.6 millones.

- Con relación al Plan de Continuidad de Negocio, durante el segundo semestre del año 2009 se ajustará teniendo en cuenta los cambios que la entidad viene consolidando como son: traslado de la tesorería a Bogotá, el traslado de los aplicativos de producción al servidor de Bogotá y el cierre de las Oficinas de Captación de Cali (Chipichape y Unicentro) y Bogotá (Nogal).

ADMINISTRACIÓN

Junta Directiva: la Junta Directiva es la instancia responsable de la aprobación de las políticas para las operaciones

de tesorería; ésta garantiza la adecuada organización, monitoreo o seguimiento de las actividades de tesorería. Esta responsabilidad incluye la fijación de límites para la toma de riesgos en dichas actividades y el adoptar las medidas organizacionales necesarias para limitar los riesgos inherentes al negocio de tesorería.

Así mismo es la junta directiva quien aprueba las políticas, estrategias y reglas de actuación que deberá seguir la entidad en el desarrollo de las actividades de tesorería, tales como aprobar operaciones de crédito en moneda legal y/o extranjera, el mercado o los mercados en los cuales se le permite actuar, los procedimientos para medir, analizar, monitorear, controlar y administrar los riesgos, así como los límites de las posiciones en riesgo de acuerdo con el tipo de riesgo, de negocio, de contraparte, de producto, o de área organizacional.

La Junta Directiva también tiene facultades de aprobar los procedimientos a seguir en caso de sobrepasar los límites o de enfrentar cambios fuertes e inesperados en el mercado. Así mismo este organismo tiene la responsabilidad de analizar y evaluar los tipos de reportes gerenciales y contables tanto internos como externos.

Comité de ALCO: las principales funciones son las de establecer y recomendar a la Junta Directiva las políticas, objetivos, límites y procedimientos para la administración de riesgo. Ejercer seguimiento al plan de gestión de riesgo que se adopte, el que incluirá procedimientos de operación, seguimiento y control de los niveles de tolerancia al riesgo establecido. Monitorear el informe de cumplimiento de límites y autorizar excesos con base en las atribuciones otorgadas por la Junta Directiva. Implementar procedimientos de acción contingentes en caso de presentarse pérdidas en los niveles máximos permitidos y aprobar valores de variación máximas y cotas de variables para realizar sensibilidades.

Comité de crédito: la principal función es la de establecer y recomendar a la Junta Directiva los cupos de crédito y contraparte de los clientes de la Tesorería.

Comité riesgo operacional: las principales funciones son las de presentar para aprobación de la Junta Directiva y la alta gerencia las políticas y normas de gestión del riesgo operacional y realizar el seguimiento y control de las mismas. Diseñar la estrategia de gestión de riesgo operacional de la Corporación y liderar su ejecución. Establecer los procedimientos y mecanismos, aprobando las metodologías y los sistemas de una adecuada gestión y administración del riesgo operacional. Conocer y comprender los riesgos operacionales que asume la Corporación, evaluando permanente la exposición al riesgo. Participar en la evaluación de la participación en nuevos mercados y la negociación de nuevos productos. Desarrollar estrategias para la construcción de una cultura organizacional de gestión de riesgos operacional dentro de la Corporación. Evaluar los planes de contingencia y de continuidad del negocio y establecer los recursos necesarios para su oportuna ejecución.

Vicepresidencia ejecutiva: el Vicepresidente Ejecutivo, reporta a la Presidencia y sus principales funciones, entre otras, son las de establecer y recomendar a la Junta Directiva las políticas, objetivos, límites y procedimientos para la administración de riesgo. Controlar el cumplimiento de los cupos y límites de portafolio, emisor y contraparte establecidos por la Junta Directiva.

Gerente de riesgo: el Gerente de Riesgo reporta a la Vicepresidencia Ejecutiva y sus principales funciones son de la medición de riesgos, de la verificación del cumplimiento de las políticas y límites establecidos, y de efectuar los análisis de riesgos. Así mismo, esta área es la encargada de elaborar reportes sobre el cumplimiento de las políticas y límites y de los niveles de exposición de los diferentes riesgos.

Existe un Director de Riesgo Operacional y un auxiliar, que se encargan de desarrollar el Sistema de Administración de Riesgo Operacional (SARO) al interior de la Corporación y filiales financieras.

Igualmente, existe un coordinador de riesgo y 3 analistas especializados en los distintos riesgos de la tesorería, como son riesgo de mercado, crédito y liquidez, que reportan al Gerente. Es importante mencionar que el riesgo jurídico es cubierto por la Vicepresidencia Jurídica

Gerente de riesgo crediticio: el Gerente de Riesgo Crediticio reporta a la Vicepresidencia Ejecutiva y sus principales funciones son los de diseñar e implementar los modelos financieros para el análisis de crédito y cupos de contraparte para entidades del sector no financiero, Igualmente, recomendar el análisis de crédito y cupo de contraparte y finalmente, presentar los cupos solicitados a las instancias respectivas. La labor del Gerente de Riesgo Crediticio es apoyada por un Director de Crédito.

MEDICIÓN

Durante el primer semestre la tesorería de la Corporación Financiera Colombiana S.A. generó ingresos netos antes de gastos operacionales y provisiones por valor de $39.160. La relación ingreso / riesgo tomando el VeR promedio de 2008 indica que el riesgo al cual está expuesta la Corporación equivale a menos de un mes de ingresos netos ajustándose al perfil de riesgo aprobado por la Junta Directiva.

El VeR por modulo de riesgo se presenta a continuación:

Valor en riesgo por modulos	VeR
Tasas de intereses	$58,089.0
Tasas de cambio	807.4
Precio de acciones	10,394.6
Cartera colectivas	1,561.5
Valor en riesgo total	**$70,852.5**

La Corporación define la posición en cada activo financiero como el inventario del portafolio más los compromisos de compra - los compromisos de venta.

1. Posición Portafolio Pesos (cifras en millones)

Portafolio de inversiones negociables: la posición al cierre de 30 de junio de 2009 fue de $221,301.8

Posición neta portafolio negociable: portafolio negociable mas forwards de compra menos forwards de venta $221,301.8

Portafolio de inversiones disponible para la venta: al cierre de junio 30 de 2009 esta posición es de $700,860.7

Portafolio de inversiones hasta el vencimiento: a junio 30 de 2009 la posición fue de $96,598.1

Swaps de tasa de interés: al cierre de junio de 2009 la posición en el portafolio de swaps equivale a $2,479.1

Opciones sobre títulos renta fija: al cierre de junio 30 de 2009 Corficolombiana no tenía posición en el portafolio de opciones sobre títulos renta fija.

2. Posición portafolio dólares

Portafolio de inversiones negociables: al cierre de junio 30 de 2009 la posición es de $124,333.9

Posición neta portafolio negociable: portafolio negociable mas forwards de compra menos forwards de venta $124,338.4

Portafolio de inversiones disponible para la venta: al cierre de junio 30 de 2009 esta posición es de $195.722,98

Portafolio de inversiones hasta el vencimiento: a junio 30 de 2009 la posición fue de $0

Posición en divisas: al cierre de junio 30 de 2009 la posición en USD equivale a US$-776,801 otras monedas G10 USD$272,362 otras monedas latam US$263,038 para una posición total de riesgo en TRM de US$-241,401

Forwards de divisas: al cierre de junio 30 de 2009 el valor del portafolio de forwards de divisas equivale a $76,644.2

Contratos de futuros OPCF: al cierre de junio 30 de 2009 el valor del portafolio de futuros de divisas equivale a $81.9

Opciones de divisas: al cierre de junio 30 de 2009 Corficolombiana no tenía posición en el portafolio de opciones sobre Divisas.

LÍMITES DE PÉRDIDAS

1. Riesgo de mercado

PyG diario: el PyG 30 días al cierre de junio de 2009 presenta una utilidad excluyendo gastos operacionales aproximadamente de $39,160

VeR (valor en riesgo): el VeR total incluyendo las posiciones de la mesa de pesos y dólares al cierre de junio de 2009 equivale a $-1,793 aproximadamente frente al límite establecido por Junta Directiva de $ -7,101.0.

MAT (management action trigger): al cierre de junio de 2009 el MAT asciende a $1,342 aproximadamente frente al límite determinado por Junta Directiva que asciende a $-7,101.0

Análisis de sensibilidad (stress test):

	Pérdida estimada en		
Portafolio ($MM)	**50 PBS**	**100 PBS**	**200 PBS**
Negociables pesos	284.33	568.66	1,137.32
Negociables USD	175.45	350.90	701.79
Disponibles para la venta de pesos	24,793.04	49,586.08	99,172.15
Disponible para la venta de USD	6,016.86	12,033.73	24,067.46
Al vencimiento	N.A.	N.A.	N.A.

Valores máximos, mínimos y promedio: el portafolio de la tesorería a junio 2009 tuvo el siguiente comportamiento:

	Máximo	**Mínimo**	**Promedio**
Portafolio en pesos			
Inversiones negociables	545,930.8	209,985.25	330,676.2
Inversiones disponbles para la venta	700,860.7	417,348.99	522,208.9
Inversiones hasta el vencimiento	105,757.5	87,784.63	96,522.7
Forward compra títulos	0.0	0.00	0.00
Forward venta títulos	0.0	0.00	0.00
Portafolio en USD			
Inversiones negociables	196,169.9	124,333.9	166,516.9
Inversiones disponbles para la venta	195,722.9	130,441.1	165,788.0
Inversiones hasta el vencimiento	0.00	0.00	0.00
Forward compra títulos	-46.4	-2.8	-20.4
Forward venta títulos	-150.6	0.00	-40.4
Derivados			
Forward compra divisas	110,981.1	-31,786.8	25,319.1
Forward venta divisas	-221,513.7	108,185.2	-52,726.2
Contratos de futuros opcf	46.2	-162.0	252.6
Swap de tasa de interés	2,479.1	6,475.2	4,516.8
Opciones de divisas	53.3	0.00	8.8
Opciones de títulos	0.00	87.5	19.3

RIESGO DE LIQUIDEZ

Al cierre de junio de 2009, estos indicadores estaban dentro de los límites de normalidad establecidos. El indicador Trigger IRL a 1 semana y los indicadores de liquidez de largo plazo (médium Term Funding y Cash Capital Position) que se definen el estado de liquidez de la entidad presentaban un estado de normalidad.

RIESGO DE CRÉDITO

Durante el primer semestre de 2009, los cupos de las contrapartes de tesorería fueron asignados de acuerdo con la metodología descrita anteriormente y fueron aprobados por las instancias correspondientes.

CONTROL

La estructura de control como principio fundamental tiene la adecuada segregación de funciones entre las actividades del front, middle y back office. En este sentido, las operaciones de tesorería se desarrollarán dentro de una estructura organizacional que contempla las siguientes áreas y/o funciones:

Front Office: área encargada directamente de la negociación, de las relaciones con los clientes y de los aspectos comerciales de la tesorería.

Middle Office: área encargada, entre otras funciones, de la medición de riesgos, de la verificación del cumplimiento de

las políticas y límites establecidos, y de efectuar los análisis de riesgos. Así mismo, esta área es la encargada de elaborar reportes sobre el cumplimiento de las políticas y límites y de los niveles de exposición de los diferentes riesgos inherentes a las operaciones de tesorería. Igualmente es el área encargada de la revisión y evaluación periódica de las metodologías de valoración de instrumentos financieros y de medición de riesgos.

Back Office: área encargada de realizar los aspectos operativos de la tesorería tales como el cierre, registro y autorización final a las operaciones.

Por otro lado, la Corporación cuenta con un módulo de cupos en línea que permite controlar las exposiciones de riesgo por contraparte en los distintos negocios de tesorería. Adicionalmente el Middle Office cuenta con el apoyo de los módulos de cupos de los distintos sistemas transaccionales: MEC y Set-Fx.

Debido a la consolidación de los controles de riesgo, hoy el negocio de tesorería es más estable y existe un riesgo inferior de potenciales pérdidas por riesgos de mercado, crédito y liquidez asociados al mismo, y una mayor oportunidad de reacción frente a eventos adversos.

Por otro lado, en cumplimiento de lo establecido por las normas de la Superintendencia Financiera de Colombia y aplicando buenas prácticas de Gobierno Corporativo, Corficolombiana cuenta con un sistema de control interno aprobado por la Junta Directiva, el cual permite que la entidad realice sus operaciones controladamente y pueda alcanzar sus objetivos corporativos.

Los principios generales que inspiran estas directrices están contenidas en el Código de Ética y Conducta, el cual comprende las pautas de comportamiento que expresamente señala la Junta Directiva en materia del compromiso que se espera de todos los funcionarios frente al sistema de control interno, a la ética en los negocios, a los conflictos de interés, y al manejo de información privilegiada, entre otros.

Para fortalecer el sistema de control interno y prevenir conductas indebidas de mercado, la Corporación realiza anualmente jornadas de capacitación y entrenamiento, con el fin de difundir y reforzar las orientaciones institucionales en esta materia, realizando evaluaciones que le permiten a Corficolombiana determinar la eficacia de estos principios, informando a la alta administración un resumen de los resultados, a fin de adoptar las mejoras que sean necesarias para fortalecer el sistema de prevención y control.

(32) Controles de Ley

Al 30 de junio de 2009 y 31 de diciembre de 2008 la Corporación cumplió con cada una de sus obligaciones y deberes legales, en lo relacionado entre otros puntos a posición propia, inversiones de capital, patrimonio técnico, encaje y en general con todas las instrucciones impartidas por los entes de vigilancia y control, así como los órganos legislativos.

(33) Riesgo Lavado de Activos

El riesgo de lavado de activos y de la financiación del terrorismo se entiende como la posibilidad de pérdida económica o de daño del buen nombre que pudiera sufrir la entidad si fuera utilizada directamente o a través de sus operaciones como instrumento para el lavado de activos y/o la canalización de recursos hacia la realización de actividades terroristas, o cuando se pretenda el ocultamiento de activos provenientes de dichas actividades a través de la entidad.

En virtud de lo anterior, y conciente de su compromiso para luchar contra las organizaciones criminales, la Corporación ha adoptado los mecanismos necesarios para evitar la ocurrencia de estos eventos que puedan afectar negativamente

sus resultados y su negocio. Por este motivo la Corporación Financiera Colombiana cuenta con un Sistema de Administración del Riesgo del Lavado de Activos y de la Financiación del Terrorismo SARLAFT, el cual está integrado por etapas y elementos que contienen las políticas, procedimientos y metodologías para la identificación, evaluación, control y monitoreo de estos riesgos, así como el conocimiento del cliente y de sus operaciones con la Corporación, de los segmentos de mercado atendidos, el monitoreo de las transacciones, la capacitación al personal y la colaboración con las autoridades. Este sistema está contenido en el Manual de SARLAFT aprobado por la Junta Directiva, y es administrado por el Oficial de Cumplimiento, quien tiene la responsabilidad de evaluar constantemente los mecanismos de prevención, a fin de establecer la efectividad de los mismos y el cumplimiento por parte de todos los funcionarios de la Corporación.

El SARLAFT fue establecido por la Superintendencia Financiera de Colombia mediante la Circular Externa 22 del 19 de abril de 2007 y sus modificaciones en las Circulares Externas 61 de diciembre de 2007 y 26 de junio del 2008. En virtud de estas instrucciones la Corporación transformó el Sistema Integral de Prevención de Lavado de Activos SIPLA en el Sistema de Administración del Riesgo de Lavado de Activos y de la Financiación del Terrorismo SARLAFT; fue así como la Junta Directiva, por recomendación de la administración y del Oficial de Cumplimiento, aprobó en el segundo semestre del 2007 las actualizaciones correspondientes al Manual del SARLAFT. De acuerdo con las mediciones realizadas en 2008 y 2009, la entidad mantiene niveles de riesgo bajos; no obstante éstos son monitoreados trimestralmente.

La supervisión de los controles para prevenir estos riesgos es efectuada por el Oficial de Cumplimiento y su suplente; así mismo ejercen supervisión la administración y la Junta Directiva, a través de los informes presentados por el Oficial de Cumplimiento. Adicionalmente la Contraloría y la Revisoría Fiscal realizan sus evaluaciones con el fin de comprobar sí los controles internos establecidos son eficaces para prevenir el riesgo.

Proyecto
Distribución Utilidades

Corporación Financiera Corficolombiana S.A.
Proyecto de Distribución de Utilidades
Junio 30 de 2009

Utilidad antes de impuestos		$142,815,883,801.32
Menos: provisión de impuestos		$4,550,000,000.00
Utilidad del ejercicio después de impuestos:		$138,265,883,801.32
Liberar reserva futuros repartos:		$150,759,024,654.12
Utilidad a disposición de la Asamblea:		$289,024,908,455.44
Reserva sobre valoración de inversiones Decreto 2336 /95	$26,874,248,485.00	
Reserva para futuros repartos	$152,150,659,970.44	
Dividendo en efectivo de $642 por acción sobre las 160,543,030 acciones ordinarias y las 10,772,923 acciones preferenciales suscritas y pagadas a junio 30 de 2009. Este dividendo se cancelará en seis cuotas mensuales, dentro de los cinco primeros días de cada mes a partir de octubre de 2009.	$110,000,000,000.00	
SUMAS IGUALES	$289,024,908,455.44	$289,024,908,455.44

Indicadores Financieros

ANÁLISIS DE INDICADORES FINANCIEROS

1. Indicadores de Calidad del Activo

Teniendo en cuenta que la Corporación no tiene operación de intermediación los indicadores analizados en este conjunto están relacionados básicamente con los bienes recibidos en pago y vemos que presentan un buen comportamiento en la medida que siguen disminuyendo, representan un bajo porcentaje del total de activos y mantienen un nivel de cobertura adecuado.

2. Indicador de Solvencia

El nivel exigido por la Superfinanciera establece como mínimo el Patrimonio Técnico de los intermediarios financieros debe corresponder al 9% del valor de los activos ponderados por su nivel de riesgo. En el caso de la Corporación cumple con los límites establecidos registrando a 30 de junio de 2009 un indicador de solvencia de 46.16%.

3. Indicadores de Rentabilidad y Eficiencia

Para el primer semestre de 2008 la rentabilidad del activo fue de 7.40%, mejorando frente a los dos semestres del año anterior. Así mismo la rentabilidad del patrimonio fue mayor a la registrada en los dos semestres anteriores, fue de 13.92%, reflejando los buenos resultados de la Entidad.

El margen financiero bruto fue 4.78%.

En cuanto al indicador que relaciona los gastos administrativos frente a los activos promedio se ubica en 2.05% a junio de 2009, y muestra el esfuerzo que la Corporación ha venido haciendo en política de gastos para disminuir este indicador.

4. Medidas de crecimiento anual

En el periodo julio de 2008 - junio de 2009 los depósitos presentaron un incremento de 11.52%, demostrando la estabilidad de la estructura de fondeo de la Entidad.

En el mismo periodo, el patrimonio se incrementó en 13.39%, donde la cuenta de valorizaciones hizo el mayor aporte.

El rubro de inversiones presentó a junio de 2009 un incremento de 15.71%, la Corporación continuó la política de rotar el portafolio de renta variable en busca de generar mayor rentabilidad y el comportamiento de las tasas de interés impulsó el crecimiento del portafolio de renta fija.

Durante el primer semestre del año 2009 la Corporación Financiera Colombiana recibió la calificación AAA para su deuda a largo plazo, calificación otorgada por la firma Duff And Phelps en el mes de junio, y en noviembre de año 2008 recibió la misma calificación por parte de la firma BRC Investor Services. La calificación Triple A es el nivel máximo de calificación para deuda de largo plazo, lo que significa que la calidad crediticia de la entidad es muy alta y que los factores de riesgo son casi inexistentes. Adicionalmente para deuda a corto plazo la Corporación recibió las calificaciones de DP1+ y BRC1+.

Corporación Financiera Corficolombiana S.A.
Principales Cifras Financieras e Indicadores Financieros
En millones de pesos

	Junio 2007	Diciembre 2007	Junio 2008	Diciembre 2008	Junio 2009
Balance					
Total activos	3,112,424	3,400,097	3,469,099	3,430,914	3,974,753
Total cartera neta	89	-	-	-	-
Total inversiones	2,416,534	2,679,552	2,678,410	2,706,713	3,099,142
Total provisiones de cartera	2	-	-	-	-
Total depósitos	867,503	965,148	1,045,852	1,055,009	1,166,316
Total patrimonio	1,511,049	1,793,219	1,894,640	1,953,101	2,148,427
Promedios corrido año					
Activos	2,988,379	3,007,241	3,426,461	3,444,663	3,803,343
Cartera bruta	39,669	21,381	-	-	-
Patrimonio	1,509,551	1,542,187	1,820,546	1,855,265	2,053,588
Estado de resultados					
Ingresos intereses	45,032	51,486	8,604	20,453	3,027
Gastos intereses	51,729	113,198	75,797	169,010	65,549
Margen neto de intereses	**(6,697)**	**(61,711)**	**(67,192)**	**(148,557)**	**(62,522)**
Ingresos netos diferentes a intereses	**124,449**	**272,416**	**171,884**	**404,510**	**244,155**
Valoración inversiones	(14,127)	(2,946)	13,757	34,260	42,261
Utilidad o pérdida venta, dividendos inversiones	99,103	195,033	140,619	321,142	180,518
Servicios financieros	5,258	13,800	2,428	4,153	3,956
Utilidad o pérdida venta, cartera	-	-	-	-	-
Divisas neto	(25,247)	(11,000)	(15,014)	12,157	(33,410)
Derivados neto	59,462	77,529	30,094	32,798	50,830
Otros	-	-	-	-	-
Margen financiero bruto	**117,752**	**210,705**	**104,691**	**255,953**	**181,633**
Gastos administrativos	(35,639)	(69,886)	(38,385)	(66,395)	(38,836)
Margen operacional antes de provisiones y depósitos y amortización	**82,113**	**140,819**	**66,307**	**189,558**	**142,798**
Provisiones netas	7,091	35,033	10,954	17,010	297
Margen operacional antes de depósitos y amortización	**89,204**	**175,852**	**77,261**	**206,567**	**143,095**
Depreciaciones y amortizaciones	(3,209)	(5,389)	(2,601)	(5,333)	(2,562)
Otros ingresos y egresos no operacionales	24,308	45,679	27,102	31,126	2,283
Impuesto de renta	(5,040)	(10,480)	(4,450)	(7,583)	(4,550)
Utilidad o pérdida neta	**105,263**	**205,662**	**97,312**	**224,778**	**138,266**
Cartera bruta	91	-	-	-	-
Cartera improductiva (CDE)	-	-	-	-	-
Cartera vencida	-	-	-	-	-
Total bienes recibidos en pago brutos	36,479	30,892	26,077	25,719	26,310
Total provisiones de bienes recibidos en pago	(29,027)	(24,688)	(20,846)	(20,265)	(20,303)
Total activos productivos x calificación	2,799,900	3,030,665	2,974,506	2,810,267	3,230,976
Total pasivo con costo	1,512,823	1,509,765	1,481,275	1,405,653	1,738,855
Total activos improductivos x calificación	89,968	63,404	89,282	55,366	182,578
Cartera bruta / Activo	0.00%	0.00%	0.00%	0.00%	0.00%
Cartera vigente / Cartera bruta	100.00%	0.00%	0.00%	0.00%	0.00%
Cartera vencida / Cartera bruta	0.00%	0.00%	0.00%	0.00%	0.00%
Cartera calificada CDE / Cartera bruta	0.00%	0.00%	0.00%	0.00%	0.00%
Provisiones / Cartera bruta	2.00%	0.00%	0.00%	0.00%	0.00%
Provisiones / Cartera vencida	0.00%	0.00%	0.00%	0.00%	0.00%
Provisiones CDE / Cartera calificada CDE	0.00%	0.00%	0.00%	0.00%	0.00%
Activos Productivos por calificación/ Pasivo con costo	185.08%	200.74%	200.81%	199.93%	185.81%
Activos Improductivos x Cal / Activo	4.06%	2.77%	3.33%	2.36%	5.26%
Activos Improductivos x Cal / Patrimonio	5.95%	3.88%	4.99%	3.11%	8.78%
BRP Neto de provisión / Total activo	0.24%	0.18%	0.15%	0.16%	0.15%

Continúa →

Corporación Financiera Corficolombiana S.A.
Principales Cifras Financieras e Indicadores Financieros
En millones de pesos

	Junio 2007	Diciembre 2007	Junio 2008	Diciembre 2008	Junio 2009
Indicadores de solvencia					
Patrimonio/activos	48.55%	52.74%	54.61%	56.93%	54.05%
Solvencia con var	48.64%	51.11%	48.77%	51.89%	46.16%
Indicadores de liquidez					
Cartera neta/activos	0.00%	0.00%	0.00%	0.00%	0.00%
Cartera neta/depósitos	0.01%	0.00%	0.00%	0.00%	0.00%
Rentabilidad y eficiencia					
Quebranto patrimonial (patrimonio/capital social + capital garantía)	914	1.084	1.126	1.148	1.254
ROA anualizado (utilidad/activo promedio corrido año)	7.17%	6.84%	5.76%	6.53%	7.40%
ROE anualizado (utilidad/patrimonio promedio corrido año)	14.43%	13.34%	10.98%	12.12%	13.92%
Activo promedio/ingreso financiero	6.05	3.83	3.74	1.72	3.24
Activo / patrimonio	2.06	1.90	1.83	1.76	1.85
Margen financiero bruto / activo promedio corrido año	3.94%	7.01%	3.06%	7.43%	4.78%
Gastos administrativos/ margen financiero bruto	30.27%	33.17%	36.66%	25.94%	21.38%
Gastos administrativos/ activo promedio	2.40%	2.32%	2.25%	1.93%	2.05%
Rendimiento promedio de las colocaciones	289.13%	289.13%	0.00%	0.00%	0.00%
Gasto interes/activos productivos anualizado x calificación	3.73%	3.74%	5.16%	6.01%	4.10%
Medidas de crecimiento anual					
Total activos	-4.00%	4.88%	11.46%	0.91%	14.58%
Total cartera neta	-99.77%	-100.00%	-100.00%	n.A.	N.A.
Total inversiones	1.04%	12.04%	10.84%	1.01%	15.71%
Total provisiones de cartera	-99.98%	-100.00%	-100.00%	n.A.	N.A.
Total depósitos	-13.42%	-3.68%	20.56%	9.31%	11.52%
Total patrimonio	-2.65%	15.52%	25.39%	8.92%	13.39%
Calificacion de L.P.	AA+	AA+	AAA	AAA	AAA
Calificacion de C.P.	DP1+	DP1+	DP1+	DP1+ / BRC1+	DP1+ / BRC1+



Corficolombiana

BOGOTÁ

Dirección General
Carrera 13 No. 26-45 Piso 8
Pbx: 286 3300 Fax: 286 01 63

Banca Privada
Centro Internacional
Carrera 13 No. 26-49
Pbx: 286 33 00 Fax: 353 88 34

CALI

Banca Privada
Calle 10 No. 4-47 Piso 13
Pbx: 898 22 22 Fax: 885 41 94

BUCARAMANGA

Banca Privada
Cabecera del Llano
Calle 52 No. 35-38
Tel.: 647 07 10 Fax: 647 07 10 Ext.: 5547

MEDELLÍN

Banca Privada
Poblado
Calle 16 Sur No. 43A-49
Pbx: 319 76 00 Fax: 313 43 27

BARRANQUILLA

Banca Privada
Prado
Carrera 52 No. 74-56 Of. 803
Pbx: 368 10 00 Fax: 356 06 28

Call center 01 8000 522 238 - Bogotá 353 50 66

www.corficolombiana.com

Corporación Financiera Colombiana S.A.

VIGILADO SUPERINTENDENCIA FINANCIERA DE COLOMBIA

FILE No. 823437
RECEIVED
2009 OCT 20 A 9:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Financial Statements

January – June

2009



Corficolombiana

Board of Directors

Main Directors

Luis Carlos Sarmiento Gutiérrez

Carlos Arcesio Paz Bautista

Alejandro Figueroa Jaramillo

Efraín Otero Alvarez

Jose Hernan Rincón Gomez

Guillermo Fernández De Soto

José Leibovich Goldenberg

Deputy Directors

Jose Fernando Isaza Delgado

Jorge Ivan Villegas

Juan Maria Robledo Uribe

Gerardo Silva Castro

Alvaro Jesús Velasquez Cock

Santiago Madriñán De la Torre

Rodrigo Llorente Martínez

STATUTORY AUDITOR

Nelson Germán Segura Garzón

Deloitte & Touche Ltda.

Main Executives of the Corporation

President

José Elías Melo Acosta

Executive Vice President

Alfonso Rodríguez Azuero

Private Bank Vice President

Daniel Humberto Gómez Martínez

Treasury Vice President

Oscar Javier Cantor Holguin

Investment Vice President

Gustavo Antonio Ramírez Galindo

Investment Bank Executive Vice President

Alejandro Sánchez Vaca

Secretary General

Maria Esperanza Mojica Rodríguez

Legal Manager

Marcela Acuña Ramírez

Auditor

Luis Jairo Salinas Clavijo

Report to the Shareholders Assembly

MANAGEMENT REPORT

We present the shareholders for their consideration the management report of Corporaci6n Financiera Colombiana S.A corresponding to the first semester of 2009. The report contains a brief description of the main economic events occurred during the activity of the Corporation, and an analysis of results obtained.

ECONOMIC ACTIVITY

During 2008 and the first months of 2009 local economic activity has presented an important de-acceleration, product of the crisis effect on International financial markets that began at the end of 2007 and the contraction monetary policy implemented by Banco de la República (the Central Bank) between 2006 and 2008. According with the figures published by DANE, in the first semester of 2009 Colombian economy contracted at an annual rate of 0.6% vs. a 4.2% growth in the same period of the former year.

Behaviour of the GIP -demand



Final consumption
Investment
Net exportations
GIP
12%
10%
8%
6%
4%
2%
0%
-2%
-4%
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09

Source: DANE

Analysing the behaviour of the product with respect to demand, we may see that investment showed the highest contraction, with an annual drop of 1.3%, resulting in a negative contribution of 0.26 percentage points to the GIP contraction for the first semester of 2009. Although this adjustment in the growth rhythm of investment had been expected, it may also be explained as a signal of the slow recovery industrial production shall present in the next years.


GIP Behaviour - offer
Mines and quarries
Financial Institucions
Construction
Energy, gas and w ater
Social services
Agriculture and cattle
Transportation
Commerce/trade
Industry
GIP
10.6%
6.4%
4.7%
3.9%
4.1%
-11.3%
1.9%
1.0%
-0.2%
0.3%
-0.8%
-0.6%
-2.0%
0.4%
-2.7%
-0.6%
-7.9%
-7.9%
-0.6%
-1.0%
2009-i
2008-iv

Source: DANE

On the other hand, when analysing the behaviour of the GIP with respect to offer, it appears that the manufacturing industry has presented the greatest de-acceleration, with a contraction of 7.9% per annum for the second consecutive semester.

Also, according with Muestra Mensual Manufacturera (Manufacture Monthly Model) published by DANE for April shows a 14.5% contraction in real terms, indicating that during the next months no adjustment shall be present in this sector.


Manufacture Monthly Model
20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
-15.0%
-20.0%
Growth 12 months
Average 12 months

Source: DANE

With respect to the construction sector, it showed the highest de-acceleration until the fourth semester of 2008, and presented an adjustment during the first semester of 2009 and grew at a 4.1% annual rate. This behaviour is due to a 21.2% increase in civil works that may be partially associated with the governmental strategy of boosting the country's economy by means of an increase in investment. Notwithstanding, the building construction sector continues to present a de-acceleration as a consequence of the negative impact of an increase in unemployment, on the

demand of mortgage loans and for new housing. Evidence may be seen in the behaviour of housing licenses that as of March had dropped 10%.


Construction Licenses
100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
Annual growth
Average 12 monts
Annual growth
Source: DANE

The sector with the highest growth rhythm during the first quarter of the year was the financial institutions sector that grew at an annual rate of 4.7%. Notwithstanding the de-acceleration in the behaviour of the credit portfolio as shall be analysed hereinafter, while the portfolio continues growing at positive rates and treasury business revenues continue to be generated, the behaviour of this section of the economic activity shall continue to be positive.

Inflation and interest rates

During 2007 and 2008 the increase in internal demand plus offer restrictions in some foods created inflationary pressures. The result was that during these two years the annual variation of the Consumer Price Index was higher than the goal established by Banco de la República, the Central Bank.


Total inflation without food
12%
10%
8%
6%
4%
2%
0%
Total
Without food
4.06%
3.27%
Mar-00
Nov-00
Jul-01
Mar-02
Nov-02
Jul-03
Mar-04
Nov-04
Jul-05
Mar-06
Nov-06
Jul-07
Mar-08
Nov-08
Jul-09
Source: DANE

Nevertheless, de-acceleration in internal demand and especially the favourable conditions for main food crops have lead annual inflation to present a correction of 3.86 percentage points during the first half of the year. Notwithstanding, the behaviour of inflation without foods leads us to conclude that the drop in inflation is more associated with a correction of the offer impact present during former years, that effectively to a de-acceleration of internal demand.



Implicit inflation 2013
7.00%
6.50%
6.00%
5.50%
5.00%
4.50%
4.00%
3.50%
3.00%
2.50%

Source: Banco de la República - SEN

The drop in inflationary pressures and the correction in medium term inflation expectancies have caused Banco de la República to find space for reducing the intervention interest rate in 550 pbs, leaving it at present in 4.5%.

This reduction in the intervention interest rate has partially been reflected in economy interest rates. Whilst some interest rates (for example, the DTF and the IBR) have rapidly adjusted to the reductions in the intervention interest rate, active interest rates and those of greater term have not presented the same adjustment level.

To this effect, as long as reductions in the intervention interest rate are not completely transmitted to the other economy interest rates, recovery in the growth rhythm shall not be the result of an increase in consumption via a re-acceleration in credit demand. Rise pressures exercised by the Government on the yields curve (before an increase in the offer of public debt securities) and competition for resources constitute the main impediment for a reduction in the intervention interest rate to be reflected in better financing conditions for the productive sector.

It is therefore expected that the central bank, Banco de la República, begins using tools different from the intervention interest rate for trying re-activating internal demand. A reduction in cash reserve requirements to the financial system or an increase in the TES portfolio of Banco de la República could constitute a way for pumping in liquidity to economy.

External sector and exchange rate

Whereas in the short term the behaviour of the exchange rate has been influenced by market factors such as the level of the agents' dislike to risk, or the differential of interest rates between Colombia and the United States in the medium and long term, the main determinants of the type of exchange are related to the movement of foreign currencies that is summarised in the balance of payments.

It is therefore necessary to take into account the behaviour of the main accounts that conform the balance of payments, in order to estimate the impact that the present economic situation may have on the rate of exchange.

Balance of payments (Million USD)

	2008Q1	2009Q1	Absolute Var
Current account	**-1,232**	**-976**	**256**
Non factorial goods and services	-216	-359	-143
Factor Income	-2,323	-1,837	486
Transferences	1,307	1,220	-86
Capital accounts	**1,724**	**1,183**	**-541**
Long term financial flows	2,750	3,156	405
Assets	384	1,168	784
Liabilities	3,134	4,323	1,189
Other	0	0	0
Short term financial flows	-1,026	-1,973	-946
Assets	798	1,104	306
Liabilities	-228	-869	-641
Errors and omissions	154	-196	

Source: Banco de la República

Analysing the behaviour of the Current Account it may be seen that the deficit has reduced in 256 million Dollars, what has been influenced by a drop in capital exit on account of factor income. As the economic de-acceleration has had negative effects on cash generation of local companies, dividends paid by Colombian companies to their subsidiaries abroad have been reduced, leading to a drop of 581 million Dollars in expenses related to factors income.

This effect has been partially compensated by an increase of 143 million Dollars in the commercial deficit. This behaviour has been associated to lower income from the drop in the value of exportations (given the lower prices of primary goods). In the same way, an increase in unemployment in countries as the United States and Spain has led to a reduction in the income of remittances to the country. The aforementioned has been reflected in a drop of 47 million Dollars in this account.

Reviewing the behaviour of the capital account, we may see that the surplus showed a drop of 541 million Dollars that has been supported by a reduction of 346 million Dollars in direct foreign investment and of 946 million Dollars in short term financial flows.

Financial sector

After growing at rates higher than 20% during 2007 and 2008, the loan portfolio has presented an important de-acceleration and its annual growth as of May was 12.64%. The portfolios that have showed the highest de-acceleration rhythm are the consumption portfolio and the mortgage portfolio that from an average growth rates of 32% and 13% respectively, dropped to 3.05% and 3.95% at present.



Portfolio growth per modality
70%
60%
50%
40%
30%
20%
10%
0%
-10%
Crec. anual
Commercial
Consumption
Housing
Microcredit

Source: Superfinanciera

The de-acceleration of the loan portfolio, especially the consumption and mortgage portfolios, has been associated to a drop in the available family income, derived mainly from an increase in the unemployment level. To this effect, the expectation of a drop in permanent family income, due to the loss of income of one of its members should lead in the medium term to a non recovery of family consumption via a higher indebtedness level.

As a consequence of the aforementioned, profits of the financial sector reflect the de-acceleration in the growth of the portfolio. Whilst as of the closing of 2008 profit in the financial sector presented a growth of 21.04%, in May this figure amounted to 12.69%.



Growth of profits financial system
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
-30.0%
-40.0%
Annual growth

Source: Superfinanciera

The drop in income derived from the credit intermediation activity by local banks has been partially compensated by an increase in income associated with treasury activities. The drop in the intervention interest rate, as less medium term inflationary expectations has resulted in a valuation of fixed income securities. This behaviour plus the de-acceleration in credit demand by the agents constituted an environment favourable for financial entities increasing their exposition in public debt securities.

Investment participation on total assets



35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
Active %

Source: Superfinanciera

Still, risks associated to the deterioration of portfolio quality exist, that may have negative effects on profits of the financial sector. In the last year, the indicator has presented an increase of 0.62 percentage points and of 1.87 percentage points in the last two years. The result has been an increase higher than 40% in provision expenses in the last year.

Notwithstanding the increase in the expense on provisions and the slight deterioration of portfolio quality, strength indicators of the financial sector evidence that local banks are capable of facing greater deterioration in the portfolio quality. In the last months financial institutions have reduced their financial gearing level that is mainly associated to two factors: (i) the equity strengthening they have been working on, and (ii) the de-acceleration of internal demand that generated a drop in the growth rhythm of the loan portfolio. The first one is especially relevant taking into account the negative effects that an eventual deterioration of the portfolio quality may have on the equity of financial institutions. Thus, indicators as the solvency margin evidence that the local financial system is prepared to face a greater deterioration in the credit quality of its assets.

Solvency indicator credit institutions



14.50
14.00
13.50
13.00
12.50
12.00
11.50
11.00

Source: Superfinanciera

Then, in spite of the present economic situation, the strength in the equity presented by the different financial institutions evidences that the financial system is prepared to face the effects the present economic de-acceleration may have. Also, the low proportion of derivatives and foreign currency within profitability of the system derived from the drop in the value of subjacent assets, as the one occurred in the United States and Europe, is not very probable at local level.

MAIN FIGURES OF THE CORPORATION

As of the closing of the first half of 2009, the Corporation presented total assets of $3.974.753 million, growing 15.85% vs. total assets as of December 2008 and higher in 14.58% to the same period the former year. In the assets, the most important item and with the greater variation is that of total investments that recorded a balance of $3.576.402 million, of which $2.239.881 million correspond to variable income investments, including valorisations and $1.336.521 million to fixed rate investments, total investments representing 90% of total assets.

Total liabilities as of June 2009 were $1.826.326 million being the most important items those of CDT (Term Deposit Certificates) deposits and savings accounts that reached the sum of $1.165.957 million, and interbank and repo operations with a balance of $572.539 million. Liabilities showed an increase of 23.58% vs. the closing of 2008 and of 16% vs. the closing as of the first half of the former year.

The equity of the Corporation as of June 30, 2009 was of $2.148.427 million, 13.39% higher than the value as of the closing of June 2008, and 10% higher than the value as of the closing of 2008. With this equity level, Corficolombiana places itself in the fourth place within the total financial system, after the equity of Bancolombia, Banco de Bogotá and Davivienda banks.

Solvency ratio at the end of the first semester of 2009 was 46.16%.

Profit and Loss

The Corporation recorded as of the first half of 2009 a net profit of $138.266 million, higher in 42.09% to profit recorded in the same period the former year. The most important item within the results of the Corporation is that of dividends; also important the performance of the Treasury that generated substantial income for the Corporation. It is relevant to mention that Corporation results come mostly from operating income thus reflecting the stability and strength of the investment business and the financial business.

DATE	NET PROFIT
Jun-06	114,547
Dec-06	558,278
Jun-07	105,263
Dec-07	100,399
Jun-08	97,312
Dec-08	127,466
Jun-09	138,266

Amounts in million Pesos

In the January-June, 2009 period, net operating result was of $131.959 million, higher in more than 200% to the value as of the first half of 2008.

DATE	NET OPERATING RESULT
Jun-06	107,382
Dec-06	548,275
Jun-07	76,397
Dec-07	54,429
Jun-08	61,826
Dec-08	118,459
Jun-09	131,959

Amounts in Million Pesos

These results reflect the effort made in the companies that conform the investment portfolio in order to maintain stable yields and the good behaviour of income generated by the Treasury area, higher to those of the former year in more than 30%.

In the capital investment business, during the first semester of 2009, dividends for $120.270 million were received. This amount overcomes in 28.5% dividends received in the same period of the former year. Additionally, the investment valorisation item recorded a net income of $24.127 million, where the greatest impact was generated on April by the change in marketability of the Gas Natural share.

The investment bank area participated in the net operating result of the first half of 2009 with income for $3.129 million.

With respect to the financial business of the Corporation that includes intermediation activities (treasury and private bank), it had an excellent behaviour in the first half of the year with a growth in income of more than 30% vs. the first semester of 2008. The treasury business, that includes portfolio valuation, trading and foreign currency market, it generated in the first semester of the year gross income of $93.959 million, higher in 32,16% than the value recorded in the same period of the former year. On its part, the private bank area generated commissions for $2.530 million in the January-June 2009 period.

It is also important to mention that the Corporation has made a very important effort in the decrease of administrative expenses in the first semester of 2009 this item presented a decrease of nearly 4% in nominal terms vs. the same period of the former year.

INVESTMENT BUSINESS

CAPITAL INVESTMENT

Our performance in this semester where most of economic indicators indicated a downward trend mainly was dedicated to strengthen competitiveness of most of our companies. Our effort has focussed in applying policies for enhancing efficiency and optimising resources, regulating productions according with the evolution of demand, re-programming of expansion plans and modernisations, and the elimination of business lines not generating value in the companies.

During this period the portfolio companies have generated good results, complying most of them with the semester budget and generating profit for their stockholders.

Investment Portfolio

As of June 2009, the investment portfolio of the Corporation had participations in 66 companies and a Private Capital Fund. This portfolio is characterised by a diversified sector composition, with capacity for a stable dividend generation and growth opportunities and value realisation. Its value in books amounts the sum of $2.2 billion Pesos, detailed by sectors as follows:

Graph 1. Composition Investments CFC


Real estate 2%
Other 1%
Industrial 5%
Fuels 4%
Hotels 7%
Gas 38%
Concessions 11%
Agro-industrial 10%
Energy 11%
Financial 11%

Source: CFC Investments

Valuation

In the first half of the year, the value of the portfolio grew 6% in a period where Colombian economy has suffered an approximate de-acceleration of 2.5% actual. Investments in the real sector amount $1.96 billion, corresponding to 89% of the portfolio. On its turn, investment in infrastructure constitutes 60 % of the portfolio what represents an investment of $1.31 billion.

Portfolio Composition

Control Situation

As of June 2009, the Corporation had control over eleven real sector companies among which are: Hoteles Estelar, Pisa, Epiandes, Organización Pajonales, Pizano and Unipalma. In the financial sector, the Corporation has control over its four subsidiaries: Fiduciaria and Leasing CFC, Casa de Bolsa and Banco CFC Panamá.

Companies registered in the Stock Exchange

As of June 2009, eight of the real sector companies that form the portfolio are registered in the Stock Exchange of Colombia and represent 51% of the value of the portfolio in books. Their rating according with their marketability level appears in the following table.

Table 1. Rating according with Marketability (June 2009)
Source: CFC Inversiones

Marketability	Name of the Company
HIGH	Tablemac, BVC
MEDIUM	Promigas, Mineros, Enka
LOW	Gas Natural, Banco de Occidente
WITHOUT	EEB, Colombina

Rating

Portfolio risk quality is high. Fifty three of a total of sixty seven companies are rated A. This corresponds to 99.3% of the value in books. Additionally, investments rated E have a 100% provision.

Income generated by the Portfolio

Income for dividends in the first half of 2009 was $120.3 billion. It is important to emphasize that dividends increased 28% vs. dividends received in the first semester of the former year; this growth is partially due to the change in closing of Promigas from semi-annual to annual.

As it appears in the following table, four companies of the real sector and the financial subsidiaries generated 81% of the dividends received during the first semester.

Table 2. Income for dividends (1st Semester 2009)
Source: CFC Inversiones

Company	Dividends (Million Col$)	Percentage Income (%)	Total
PROMIGAS	29,527	25	
PISA	17,039	14	
EPIANDES	13,215	11	
EEB	11,783	10	
Financial companies	25,920	22	
Other	22,786	19	
Total	**120,270**	**100**	

Additionally to income from dividends, the Corporation realised profits for $25,7 billion, because on April 2009 the Gas Natural share changed from medium to low marketability.

Administration in the first half of 2009

Following is a summary of the main management tasks performed between January and June, 2009.

Road Concessions

Concesionaria Vial de los Andes S.A. in the first half of 2009 continued conversations with Instituto Nacional de Concesiones (INCO) (National Concessions Institute) and with the Ministry of Finance to begin negotiating the Double Traffic Lane Roadway Bogota-Villavicencio Road project bearing in mind that the work budget has been approved by the inspector office assigned for the project. The concessionary submitted to the government the financial and technical proposal and

the government is studying it at present. It is expected that for the second half of 2009 an agreement may be reached in order to complete its execution. The value of the project is $1.6 billion to be executed from 2010 to 2016.

Proyectos de Infraestructura S.A. (PISA) is the company that administers and operates the route Buga-Tuluá-La Paila and has been working on the La Paila-La Victoria roadway during 2009. At present works have been done in 37% and during 2009 the secondary roadways of Tuluá and Bugalagrande shall be in service. With this roadway, an extension of 80 Kilometres of roadways in the Valle del Cauca Department shall be in use. On the other hand, beginning 2009 PISA submitted to the Governor's Office of the Valle del Cauca Department the design for the construction of the second traffic lane between Buga and Mediacanoa, to complete the second traffic lane corridor Buga-Mediacanoa-Loboguerrero-Buenaventura.

Concesiones CCFC is the company administering and operating the roadway Bogotá-Facatativá-Los Alpes under the control of Proyectos de Infraestructura S.A. Works were agreed with INCO by means of an Addendum subscribed on December 30, 2008; these works refer mainly to the construction of the second traffic lane of the Madrid secondary road and the second traffic lane between the end of the Madrid secondary road and the El Corzo toll station; they were contracted with the company Aguilar Construcciones S.A. at a closed global price. On March 16, 2009 the Work Initiation Act was executed and at present there are three excavation points and closing, stripping of topsoil, excavating, geo-mesh and geo-textile capsule fill activities are being developed.

Gas Comprimido del Perú S.A. (GASCOP)

On April 2009 the company was incorporated in Lima, Perú with the purpose of developing a pilot project for the distribution of natural gas in the North Perú. Corficolombiana participates as majority partner of the company and this investment is the first direct business of Corficolombiana as capital investor in the neighbour country. Peruvian economy has been characterised in the last years by its dynamism and the quick development of the hydrocarbon sector especially with respect to natural gas. This company is taking advantage of dynamics in markets not yet developed but with an important potential in terms of GNV (Vehicular Natural Gas) customers, both industrial and residential. As of the closing of the first semester of 2009, it has a capital of USD 4.1 million, where Corficolombiana owns 80% of ordinary shares; it is expected that the operating stage will begin during the first half of 2010.

Hoteles Estelar

The company has opened three new products in Medellín, increasing its offer and contributing to the growth of the hotel industry in the city; the new products are: Estelar Blue, Estelar Milla de Oro and Estelar Apartamentos where the chain increases its offer in 360 rooms with a direct investment of $6.266 MM equivalent to 17% of the $37.456 MM invested in the construction of the three projects. Located in the residential area of El Poblado, at "La Milla de Oro", financial sector of the city, these new hotels were created and designed taking into account the needs of all visitors both for tourism and business, oriented to service culture to satisfy the different requirements. A new architectural concept, high quality and a unique use of spaces.

Pizano

With the purpose of facing fragility of the demand, the company launched the first semester of 2009 its new business line "Listo para Armar de Pizano" ("Ready to Assemble") dedicated to the

manufacture of RTA furniture, furniture for the house, wardrobes, libraries, computer centres, entertainment centres and a great variety of high quality and strength beds, night commodes, dressing tables and office furniture to warrant homogeneous spaces. These goods are already available in different chain stores in the country.

Organización Terpel S.A.

The Corporation has a direct participation through its investment in Sociedad de Inversiones de Energía S.A. in Organización Terpel. During the first half of 2009, Organización Terpel undertook a re-organisation process of its financial liabilities. In this process Corficolombiana supported the company management through the syndication of $99,000 million with local banks, at a 5 years term. This operation allowed the company to make an early payment of part of its obligations in Dollars thus reducing its foreign exchange risk exposition and enhancing its maturity profile. Additionally, Organización Terpel has consolidated its subsidiaries in Chile and Panama, becoming one of the main players in the liquid fuel market in these countries.

Investment Bank

In this period the activity of the Corporation Investment Bank has focussed mainly in financing activities, especially Syndicated Loans and Capital Markets. During the first half of this year market liquidity conditions have changed significantly, increasing appetite for fixed yield assets in the capital market and bank loans. As it is usual in Investment Bank activities, this change in market conditions also alters the focus of area businesses. Particularly the first semester of the year has allowed continuing the consolidation of the position of the Corporation in the local market.

While during the second half of the former year corporate fixed yield market was strongly restricted and concentrated in short term papers, this year it has been the contrary. In this context, the Corporation has been one of the important actors in the structuring and placement of fixed yield instruments accompanying some of the main market issuers.

Also, during the year elapsed the Corporation continues leading the structuring and distribution of syndicated credit operations in the bank market.

On the other hand, the Investment Bank area has continued supporting the Economic Investments area as a base tool for identifying, evaluating and executing diverse transactions, which are in the materialisation process. Finally, this area has continued developing new analysis and opinion tools through market research reports and stock analysis; also through forums and participation in the national economic debate.

FINANCIAL BUSINESS

Treasury

During the first half of 2009, particularly the first months of the year, economic indicators showed an important deterioration at global level. Nevertheless, at the end of this period a recovery of these indicators was evidenced that generated optimism in the financial markets and an important valorisation in risk assets as stock, emergent bonuses and raw materials.

In the local scenery the central bank Banco de la República continued with an expansive monetary policy lowering interest rates from 10% in December 2008 to 4.50% in June 2009. The adequate reading of these policies and of markets behaviour (counter-cyclic in fixed assets) allowed treasury to generate historically high profits in the first semester of 2009, maintaining prudence in risk management.

In the first semester of 2009 the company took advantage of the opportunity in fixed yield markets due to a rate reduction in dollars and pesos, derived from expansionist policies of central banks to face the global crisis.

Corficolombiana consolidated as one of the leaders in the public debt local market with its presence within 'Creadores de Mercado del Ministerio de Hacienda y Crédito Público' (Market Creators of the Ministry of Finance and Public Credit), in the 10th place within the general ranking as of June 2009, with a participation of 6.03% of the primary market and 10.32% of the secondary market (SEN), notwithstanding that our participation in resources captured by financial institutions from the public is just 0.77 %.

As of the closing of the first semester of 2009, the Corporation fixed yield investment portfolio amounted to $1.338.816 million; during this semester new securities were added to this portfolio, mainly in fixed rate in order to obtain valorisations in the first half of 2010.

In the foreign currency market, Corficolombiana maintains a significant presence both with local and international customers that operate in the Colombian market. As of the closing of June 2009 the derivatives portfolio Peso – Dollar amounted to USD $ 1.917 million, increasing 5.58%, maintaining its positive dynamics. The Corporation's participation in the derivatives Peso–Dollar market up to May 2009 was of 5.60%.

In the spot Peso–Dollar market the Corporation's participation as of June 2009 was 16.22%, thus maintaining its leadership in this market and taking advantage of high volatilities in this period. This result consolidated the Corporation as the second institution with greater presence in the spot market in Colombia.

With respect to operations in other international markets as trading in G10 and Latin American currencies G10 it is important to emphasise its contribution to income generation during this period.

In the first half of 2009 Corficolombiana capitalised coverage opportunities on portfolios in securities denominated in foreign currency, generating attractive return rates and contributing to the general profitability of the treasury investments portfolio.

This profitability was the result of interest caused, the valorisation of foreign currency bonds and the adjustment in the devaluation curve vs. the level at which those coverings were agreed. Additionally, coverage operations through the purchase and sale of Peso-Dollar options for real sector and institutional customers generated excellent results during this period.

It is important to mention that corporate and sovereign bonds with high risk premiums still persist, that may present important corrections in their prices for the rest of the year and that shall contribute to portfolio results during the second half of 2009.

Private Bank

In the January-June 2009 period this unit administered resources for an amount of $720.000 million, an amount 11.1% higher than the value administered during the second semester of the former year. This good behaviour was the result of a growth in deposit certificates of the Corporation and by the resources administered in joint portfolios for our subsidiary Fiduciaria Corficolombiana.

The work for entailing new clients allowed that deposits captured for the Corporation through term deposit certificates presented a semi-annual growth of 17%, with a balance as of the closing of June 30 of $326.188 million. In the same way, and consequently with the decrease in market rates, as of the closing of June, the average capture cost was of 7.64%, that represents a decrease of 129 basic points vs. December 2008, 21 basic points more than the decrease presented by the DTF reference rate mobile average 180 days.

The volume of deposits obtained for our subsidiary Leasing Corficolombiana amounted to $217.000 million, where the main task was a reduction in the capture cost that allowed the company to occupy the first places in cost of resources within specialised companies of the sector.

Resources capitalised towards joint portfolios administered by our subsidiary Fiduciaria Corficolombiana showed an excellent dynamism: they grew in the semester 46.3%, with a final average balance in June of $121.800 million. Good profitability offered by these portfolios was the base for obtaining the above result.

The development of new products and the consolidation of new strategies with our subsidiary Casa de Bolsa, allowed the generation for this office commissions for $836 million, an amount 38.4% higher than the value of commissions recorded in the second half of 2008 and 80% more than those generated in the second half of the former year. Good management in third parties portfolio administration products and simultaneous operations contributed to this result, as the good behaviour of stock prices that recovered the drop recorded in the second semester of 2008.

Changes in operating processes implemented at the end of the year in Bogota city have been well received by our customers and have made possible a greater action of our commercial counsellors with the investors' group under their responsibility.

This commercial structure was implemented during the first half at regional offices of Cali, Medellín and Barranquilla, being also very well received. Operating changes in Bucaramanga city shall be implemented during the second half of the year, beginning in September.

COMMERCIAL ACTIVITY MARKETING

Electronic Channels

During the first semester of this year functionality of Internet web sites with WEB 2.0 technology was obtained and at present the image re-design and navigation process is coming to an end, to initiate production at the end of the second semester of 2009. With respect to the Mobile web site

"Monitormovil" a strategy is being used to extend the users base. At present 1,500 users visit the Mobile website on one day and we expect there will be more than 3,000 by the end of the year.

The transactional Internet project with the participation of ATH began and for the second semester the CDT's, Joint Portfolios phases shall be ended.

Products

In Fiduciaria Corficolombiana the joint portfolios Confianza Plus and Divisas Plus were developed, thus widening the value offer of the Company.

The products Leasing de Obra (Work Leasing) and Operative Leasing (Technoleasing) were launched for our subsidiary Leasing Corficolombiana, according with the strategy of the Company.

Relational Market

On April the CRM project began under the People Soft – Oracle technology and with the support of Grupo Aval; Plans have been made for launching the project by the end of November.

Publicity and Communications

A Tactic Plan was designed and developed with the purpose of positioning Corficolombiana within public opinion in general and in entrepreneurial and corporate segments, as a solid strategic investor, focussed on the generation and structuring of investment opportunities, through its constant presence in the media and its participation in specialised events.

Market Research

At present three market research projects in Leasing, Private Bank and Fiduciary are being developed with the purpose of obtaining a better knowledge of our customers, the market and the quality of our service.

FINANCIAL SUBSIDIARIES

Fiduciaria Corficolombiana

Results obtained by Fiduciaria Corficolombiana in the first half of 2009 were very important, with an equity return for its shareholders of 44.32%. Net profit for the period was of $9.270 million vs. $4.617 obtained in the second half of 2008, an important growth of 100.77%. Income for commissions and fees in the first semester of 2009 amounted $16.200 million, with a variation of 48.88% vs. income of the second half of 2008, associated to the excellent behaviour recorded by joint portfolios administered by the entity.

The value of administered assets of $5.5 billion as of the closing of the first semester of 2009 places Fiduciaria Corficolombiana within the first ten fiduciaries in trusted assets in the country. With respect to the Balance it is important to emphasise that the equity of Fiduciaria Corficolombiana as of the closing of the first semester of 2009 was of $41.832 million with a growth of 22.72% vs. the second semester of 2008 when equity reached a value of $32.326 million. Total

liabilities amounted $9.804 million and assets $51.636 million, an amount that includes $42.024 million of the Fiduciaria's own portfolio.

During 2009 Fiduciaria Corficolombiana shall continue with the strategy of strengthening the Investment Trust business launching Private Capital Funds together with Corficolombiana and joint portfolios in retirement pensions and foreign currency.

Leasing Corficolombiana

Given the re-addressing of the company to the Pyme market and changes in the structure of the risk, portfolio and commercial areas it involved, the company recorded as of June 2009 a decrease of 3.64% in the balance of Net Goods given in Leasing, from $479.103 million in December 2008 to $461.650 million as of the closing of 2009.

The aforementioned notwithstanding, profit in the first half of the year reached a value of $6.850 million that represents an increase of 33.84% vs. the result obtained at the end of the second semester of 2008, of $5.118 million.

As of the closing of June 2009 the due portfolio indicator is 6.49%, showing a decrease vs. the due portfolio indicator of 7.02% obtained on December 2008. This is mainly due to the ongoing process for collection activities as a strategy for bringing the portfolio to normal conditions. Total expense for portfolio provisions and leasing contracts amounted to $9.050 million as of June 2009, with a 13.05% decrease vs. the provisions expense recorded as of December 2008.

The February 2009 Assembly meeting approved the capitalisation of the Company for $4.606 million by means of the distribution of dividends in stock on the second semester of 2008 profits, as required by Superintendencia Financiera de Colombia (Superintendence of Finance of Colombia) to capitalise 90% of profit obtained as of the closing of the former semester. As of June 30, equity recorded a value of $68.402 million that represent a 9.69% increase with respect to December 2008 and 10% compared with the closing of June of the former year. Equity profitability in the first half was of 21.97%, higher to profitability obtained as of December 2008 of 19.32%. Solvency indicator closed in 14.80%.

Casa de Bolsa

In the first half of 2009 Casa de Bolsa presented constant evolution behaviour with respect to the second half of 2008. Strategic and structural changes made plus the acceptable result of operations performed both of its own position and on account of third parties, allowed the entity to end in operative equilibrium.

For the first semester of 2009 net profit was of $706 million that compared to profits generated as of the closing of December 2008 for $7.408.8 million presents a decrease justified as a consequence of a decision indorsed by the headquarters – on line with the strategic re-directing of Casa de Bolsa -, the stock position voluntarily owned in the Colombian Stock Exchange was sold involving an extraordinary profit of $8.380 million in December 2008.
As of the closing of December 2008 stockholders' equity presented a drop of 28% basically due to dividend distribution in cash, compared with equity in the second half of $16.221.2 million.

Banco Corficolombiana (Panamá)

As of the closing of June 2009 Banco Corficolombiana (Panamá) recorded total assets of USD $31.876.314, where the most important item was that of investments that represented 92.45% of total assets. As of June 2009 the liabilities balance was of USD $26.063.469, public deposits represented 98.83% of total liabilities. On the other hand, equity reached a value of USD $5.812.846 as of the closing of June 2009. Finally, profit generated by the entity as of June 2009 reached the amount of USD98.354.17; the most important income corresponds to interest generated by fixed income investments.

As a consequence of the starting of some measures at Banks' treasury level, investments portfolio recorded an important recovery with respect to the end of 2008 results. As of June 2.009 strategic changes began in the functional structure of the Bank in order to attain corporate synergies with the home office and the subsidiaries that generate aggregate value to the operation.

RISK ADMINISTRATION

Credit Risk Administration System (Sistema de Administración de Riesgo Crediticio) (SARC)

Given that at present the Corporation has no receivables in its balance, the Corficolombiana SARC has served as the base in business analysis in the currency desk, real sector investments, investment bank and portfolio administration business lines.

Market Risk

Control structure as a main principle has the adequate function segregation in front, middle and back office activities.

The company has adequate technological resources for the control and monitoring of treasury risks, particularly for measurement of market risks and valuation of fixed revenue investment portfolios, foreign currency and derivatives.

The Corporation has a quota module that allows control of risk positions per portfolio, as well as compliance with policies on authorised maximum terms.Additionally, the Middle Office produces daily reports on compliance with the limits, and submits the corresponding monthly report to the Board of Directors.

A committee also exists with members of the Board of Directors; this committee meets when important market movements affecting results occur, to make portfolio decisions.
A committee also exists with members of the Board of Directors. It meets when important market movements affecting results occur, in order to make portfolio decisions.

These tools allow the adequate management of risks inherent to the treasury business. Investment has been made also for training personnel working in risk management and there adequate and enough structure exists.

Liquidity Risk

In the assets and liabilities committee (ALCO) we review the weekly flow to establish the liquidity profile of the Corporation of the present and future weeks. Internal short and long term indicators also exist with established limits and monthly monitored by the Board of Directors that are detailed in the notes to the financial statements and allow an adequate management of this risk.

During the first half of 2009 the management of the liquidity risk was grounded in the compliance with External Circular Letter 016 of 2008 that modifies chapter VI of External Circular Letter 100 of 1995 and establishes the Rules Relative to the Liquidity Risk Administration System (SARL). From January 2009 the Liquidity Risk Indicator IRL has been reported to the Superintendence of Finance, showing that the Corporation has liquid assets adjusted by market liquidity, exchange risk and bank reserves (ALM) to sufficiently support its liquidity requirements.

Credit Risk

This risk is managed particularly in the treasury business, by means of the approval of quotas that are distributed in different categories depending on the type of product and that may be combined in certain events according with the explanation in the notes to the financial statements.

In order to guarantee and monitor compliance with these quotas, the Corporation has tools as the system on-line limit module where treasury operations are recorded and additionally, it is complemented with the counterparty limit module of transactional systems that are also managed by the risk area.

Internationally accepted technical methodologies exist for the assignment of limits both for financial and non financial sector entities.

Operational Risk

The most important improvements with respect to operation risk made in the first half of 2009 were the following:

- The Company has been working in an operating risk indicators experimental methodology for one year to be on July 2009. Afterwards the Company shall perform a feedback with the areas on the result of this measurement in order to evaluate results and generate improvement plans.

- Operating risk maps were updated based on real operating risk events.

- The Company, in order to strengthen the operating risk culture has a corporate training program for all employees and officials. As of the closing of June 30, 93% of employees have been trained.

- On April the SARO report was presented to the Board of Directors.

- With respect to the operational risk data base as of June 30, it had 290 records distributed as follows:

Type of Event	# of records
Faults in processes	172
Faults in systems	64
Business Practices	39
Other	15

Process	# of records
Mission	212
Support	62
Strategic	16

Type of Loss	# of records
Type B (With no impact on P&L)	248
Type A (With impact on P&L)	28
Type C (nearly loss)	14

The 28 Type A recorded events amount $98.6 million.

- With respect to the Business Continuity Program, during the second semester of it shall be adjusted taking into consideration the changes consolidated by the entity, as follows: transfer of the treasury to Bogota, transfer of production applicatives to the server in Bogota and closing of Cali Capturing Offices (Chipichape y Unicentro) and that of Bogota (Nogal).

Assets laundering risk

The assets laundering risk and the financing of terrorism are defined as the possibility of economic loss or of harm to the good name that the Corporation could suffer should it be used as an instrument for assets laundering and/or financing terrorism.

By virtue of the aforementioned, and being conscious of its compromise to fight against criminal organisations, complying with the corresponding regulations issued by the Superintendence of Finance of Colombia, the Corporation has a Risk Management System for Preventing Assets Laundering and Terrorism Financing SARLAFT, that is mainly integrated by stages and elements that contain the policies, procedures and methodologies for the identification, evaluation, control and monitoring of these risks, knowledge of the client and his/her operations with the Corporation, monitoring of transactions, training of personnel and co-operation with the authorities. This system is contained in the SARLAFT manual approved by the Board of Directors.

During the first semester of 2009, the list of identified risks was depurated. Risks and controls were also evaluated and results were monitored. In the process it could be seen that the Corporation is not exposed to high levels of risks associated to asset laundering and financing of terrorism.

Supervision of controls for preventing these risks is done by the Compliance Official and his/her substitute; the Management and the Board of Directors also supervise through the reports

submitted by the Compliance Official. Additionally the Comptrollership and the Statutory Auditor Office make their evaluations with the purpose of evaluating if internal controls established are being efficient to prevent the risk.

ADMINISTRATIVE CONDITION

As of June 30, 2009, Corficolombiana had 296 employees, in general terms, the same number as at the beginning of the year.

During the first semester of 2009, the Corporation continued with the adjustment process in its organisational structure, both physical and technological mainly motivated by the transfer to Bogota of the areas with Direction General functions, as Treasury, IT and Operations, Compliance Official, among others. Employees began to be transferred and adaptations and modifications to necessary procedures are being made. This activity shall come to an end in August and with it the centralisation process shall also be finished.

Continuing with the development of the new commercial strategy of Banca Privada (Private Bank), the Corporation made the modifications in the structure of offices, both functional and in infrastructure in the regional offices of Cali, Medellín and Barranquilla and leaving for the second half of the year implementations in Bucaramanga.

The expense rationalisation program continues. As of the closing of the first semester a drop of 3.88% can be seen vs. executed budget for the same period on the former year, and an executed of 98.65% on the budget for this year.

TECHNOLOGIC ADVANCES

During the first half of 2009 projects were developed intended for guaranteeing support for the operation of the Corporation efficiently and safely. Following is a summary of the most important projects:

- Necessary server movements and adjustments to infrastructure were made in order that the computer centre of Bogota works as main computing centre or production centre, and the Cali computing centre operates as contingency computing centre.
- The Corporation began the implementation of the new Internet transaction website of the Corporation and its financial subsidiaries.
- Updating of the Data Base platform that supports the treasury operation of the Corporation.
- Updating of the product version of the solution supporting the treasury operation (Porfin).
- The implementation project for the CRM PeopleSoft solution began with respect to the only client and sales modules.
- Implementation of the new regulation requirements for the information generation process for the UIAF.
- In the framework of the operational risk administration system (SARO) the management and analysis of risk indicators reported by the different areas of the Corporation were implemented.

In compliance with numeral 4 of article 47 of Law 222 of 1995, modified by Law 603 of 2000, Corporación Financiera Colombiana S.A. applied in full the regulations on intellectual property and copyright. Products and programs covered by copyright are duly licensed.

CENTRALISATION OF AREAS IN BOGOTA

In order to centralise processes and concentrate all areas of Corporación Financiera Colombiana S.A. in one place, the transfer process of the currency desk and the treasury back office from Cali to Bogota began. This process shall take place in August and September 2009, allowing optimisation of processes and synergy between the Corporation business units.

REPORT ON COMPLIANCE WITH CIRCULAR LETTER 052

In compliance with the provisions of External Circular Letter 052 of 2007 of the Superintendence of Finance, "Minimum security and quality requirements in the handling of information through the means and through product and services distribution channels for clients and users", Corporación Financiera Colombiana S.A. has established the necessary procedures for its compliance; Thus, Phase II ended in March 2009 and we began the implementation of Phase III on April 2009. On June 30, 2009 we submitted the corresponding advance report to the Superintendence of Finance.

AUDIT COMMITTEE

The Audit Committee as the support organism for the management task developed by the Board of Directors for the internal control implementation and supervision in the Corporation, met on February 28 and May 27, 2009, and analysed among other issues, the following, in order to evaluate the internal control structure of the Corporation:

a) Financial Statements as of December 31, 2008 and April 30, 2009.
b) Portfolio as of December 31, and April 30, 2009.
c) The Committee supervised the implementation and compliance with the regulation relative to the Asset Laundering and Terrorism Financing Risk Administration System (SARLAFT) watching that necessary controls exist to prevent that the Corporation is used as an instrument for the performance of illicit activities.
   Activities developed by the Compliance Unit were presented in the Committee.
d) Supervision of functions and activities of the Auditor Office in issues as the following:
   - Reports issued by the Auditor Office to the different areas, products and subsidiaries of the Corporation of the financial and real sectors.
   - Follow-ups made by the Auditor Office based on responses given by the different managers of evaluated areas.
   - Follow-up and control statistics to reports issued by the Auditor Office.
e) Review of relevant letters received from the Superintendence of Finance of Colombia with the corresponding responses by the management.
f) Review of reports received by the Statutory Auditor Office with the corresponding responses by the management.

g) In the February 28 and May 27, 2009 committees, the President of the Corporation, Dr. José Elías Melo Acosta, presented a report to the Audit Committee with respect to the revelation and control system of financial information of the Corporation, indicating that no deficiencies have appeared in internal controls that have hindered the Corporation from recording, processing, summarising and adequately presenting the financial information, and that no frauds have happened affecting the quality of financial information of the Corporation.
h) Presentation of the minutes of the ALCO Committee for the period between November 1st, 2008 and April 6, 2009
i) Analysed and reviewed the time schedule and activities to develop in compliance with Circular 014 issued on May 19, 2009 by Superintendencia Financiera de Colombia, on Instructions relative to the review and adaptation of Sistema de Control Interno (SCI) (Internal Control System)

The result is as follows:

- Structure, environment and control activities according with the objectives of the Corporation that supply the necessary security to manage the risks to which the Corporation is exposed.
- Independent Internal Audit activities with respect to the activities they audit, their scope satisfies internal control needs of the Corporation.
- Follow-up of reports issued by the different control organisms: Superintendencia Financiera (Superintendence of Finance), Revisoría Fiscal (Statutory Auditing), Auditoría Interna (Internal Auditing) and Auditoría de Sistemas (I.T. Auditing).
- Reliability of the financial information, compliance with applicable laws and regulations.
- Compliance with the necessary and sufficient controls to avoid the Corporation being used as an instrument for delinquent operations.
- Documentation on the Committee activities, evaluations and recommendations.

ASSETS LAUNDERING PREVENTION AND CONTROL SYSTEM

In compliance with the provisions of articles 102 to 107 of the Financial System Organic Statute and in chapter XI of title I of External Circular Letter 07 of 1996 Basic Legal Circular Letter issued by the Superintendence of Finance of Colombia, the Corporation has implemented the Assets Laundering Prevention and Control System SARLAFT in order to avoid the entity being used to channel money coming from or with destination to delinquent activities.

The Corporation has a Compliance Unit within the structure of the organisation, with a Compliance Unit directed by the Compliance Officer and with the human, technical and operative resources necessary to fulfil its prevention and control mission.

During the first half of 2009, the Board of Directors and the Presidency evaluated the operation of the prevention system through the reports submitted by the Compliance Officer and the Statutory Auditor.

With respect to the duty of cooperating with the authorities, the Corporation timely prepared the reports established for the Information and Financial Analysis Unit UIAF. Information requirements submitted to the Corporation by competent authorities were also complied with.

Among its policies, the entity does not exonerate any client or counterparty from filling de cash transaction form or from complying with the entailment requirements provided under external and internal regulations.

DISCLOSURE AND CONTROL SYSTEM OF FINANCIAL INFORMATION

In compliance with the provisions of article 47 of Law 964 of 2005 on the responsibility of legal representatives of securities issuers in the establishment and maintenance of adequate disclosure and control systems for financial information, during the first half of 2009 there have been no deficiencies in internal controls that prevent the Corporation, from recording, processing, summarising and duly presenting the financial information nor frauds have existed that affect the quality of the corporation financial information, nor changes in the methodology for the evaluation it.

NEW LEGAL PROVISIONS

1. Protection of information and data

Congress of the Republic. Law 1273 of 2009 "whereby the Penal Code is modified, *a new ward of court legal property is created, called "on the protection of information and data" and systems using information and communications technology are integrally preserved, among other provisions*".

This law establishes penalties for abusive access to I.T systems, violation of personal data, supplanting of web sites with the purpose of capturing personal data, stealing using I.T. and similar means, and for the unauthorised transference of assets, thus constituting a useful tool to face all behaviours that attempt on confidentiality, integrity and availability of data and information systems.

Thus, Colombia adjusts to laws issued by other countries on cyber-criminality.

2. Accounting and financial information principles and regulations*

Congress of the Republic. Law 1314 of 2009 *"whereby principles and regulations on accounting and financial information and of securing of information accepted in Colombia are regulated, competent authorities are indicated, the procedure for their issuance, and entities responsible for supervising compliance therewith are established".*

Under the direction of the President of the Republic, the Law empowers the Ministers of Finance and Public Credit and of Trade, Industry and Tourism, to establish the principles, norms, interpretations and accounting guidelines and financial information and of securing of information, based on the proposals submitted by the Technical Council of Public Accounting and according with criteria established in the Law.

By means of this provision a high quality unique and homogeneous system is conformed, comprehensible and useful for making economic decisions by the interested parties, and the convergence of national regulations with international standards accepted worldwide, with the best practices and a rapid evolution of businesses.

---

* Although this law was adopted after the date of closing of the period, it is included in the report due to its transcendence.

Regulations issued under this Law shall become in force on January 1st of the second taxable year following the year of its enactment, except that, due to its complexity, it is considered necessary to establish a different term.

3. Financial Reform*
Congress of the Republic. Law 1328 of 2009, *"whereby regulations on financial, insurance and securities market issues and other provisions are passed".*

Among other aspects, it develops the financial consumer protection regime that includes the obligation of entities supervised to implement the Sistema de Atenci6n al Consumidor Financiero (Financial Consumer Attention System) (SAC); it extends intervention instruments for financial and insurance activities; establishes the Multifund (Multifondos) scheme to allow progress not only in the portfolio structure based on risk profiles and savers age but in capital market dynamics, allowing pension funds to participate in more economy sectors; it modifies the structure of the financial system, creates a voluntary savings system for old age known as Periodical Economic Benefits.

Particularly, with respect to financial corporations, it derogates article 12 of law 510 of 1999 that established limits to their capital investments.

4. Auto-regulation Organisms
Ministry of Finance and Public Credit. Decree 039 of 2009, *"whereby Decree 1565 of 2006 is modified"*

Authorises auto-regulation organisms to perform voluntary auto-regulation tasks and allows them to consolidate, compile and disclose securities market information obtained in securities negotiation systems, recording of operations on securities and securities intermediaries, in conformity with the instructions given by the Superintendence of Finance.

It also faculties auto-regulation organisms to issue circular letters with instructions to persons and entities subject to its competence, on the way they must apply auto-regulation rules and on the scope of duties and behaviour regulations applicable to the activities object of auto-regulation.

5. Securities Negotiation Systems and Securities Operations Record Administration Companies.

Ministry of Finance and Public Credit. Decree 450 of 2009, "whereby paragraph of article *4.1.2.2. of Resolution 400 of 1995 of the General Room of the Superintendence of Securities is modified"*

According with this legal provision, no one may be actual beneficiary of a number of shares representing more than thirty per cent (30%) of the social capital of companies with the exclusive corporate purpose of managing securities negotiation systems or operations record on securities systems. Notwithstanding the aforementioned, among others, stock exchanges, future and options exchanges, securities centralised deposits, auto-regulation organisms and foreign companies with corporate purpose of developing the administration of stock exchanges, may have the capacity of

---

* Although this law was passed after the closing of the period date, it has been included in this report due to its transcendence.

real beneficiary of a number of stock equivalent to one hundred per cent (100%) of the social capital of said companies.

6. Regulation of Law 1116 of 2006
Ministry of Trade, Industry and Tourism. Decree 1038 of 2009, ***"whereby articles 2, 12, 17, 34, 55, 67, 74,75, 76 and 78 of Law 1116 of 2006 are regulated"***

In this decree the insolvency regime of autonomous equities relative to entrepreneurial activities is established, and the exclusion of the liquidation assets from the goods transferred by way of mercantile trust with guaranty purpose by the debtor in order to obtain financing, provided that the corresponding contract has been inscribed in the mercantile register of the Chamber of Commerce at the domicile of the trustor or in the register that, according with the type of action or the nature of the goods, required by law.

7. Securities with blank spaces

Ministry of Finance and Credit Public. Decree 1713 of May 14, 2009, ***"whereby provisions related with operations performed by entities subject to the inspection and vigilance of the Superintendence of Finance of Colombia with securities with blank spaces are granted."***

Securities with blank spaces addressed under article 622 of the Code of Commerce, subscribed with respect to the celebration of active operations by entities under the supervision of the Superintendence of Finance of Colombia shall be considered securities for all effects if they comply with the requirements of the Code of Commerce.

The amount of these securities may be established by the entities taking into account the obligation balance at the time of the transference, according with their books and accounting records. Said value must be certified by the statutory auditor of the corresponding financial entity.

8. Regulation of the Habeas Data Law
Ministry of Finance and Public Credit. Decree 1727 May 15, 2009, "whereby the way on which financial, credit, commercial, service information and information coming from abroad data bank operators, ***must present the information corresponding to the holders of the information."***

The National Government, for the effects of the provisions of article 14 of Law 1266 of 2008, determines the way on which operators of financial, credit, commercial, service information and information from abroad data bank operators must present the information of the holders of the information, according with the sector to which the source of information belong.

The aforementioned, taking into account that the information shall consider the characteristics and peculiarities of each contract celebrated.

9. Conflict of interests

Ministry of Commerce, Industry and Tourism. Decree 1925 of May 28, 2009, *"whereby article 23 of Law 222 of 1995 and other concordant norms are partially regulated, with respect to conflict of interest and competence with the company on the part of the managers of the company"*.

The administrator/manager who incurs, directly or by means of an intermediary, in behaviours involving conflict of interest or competence with the company violating the law and without the due authorisation of the General Stockholders Assembly, or Board of Partners, shall respond jointly and unlimitedly for prejudices due to bad faith or guilt caused to associates, the company or harmed third parties.

The same responsibility applies to partners who authorise expressly the performance of an action that prejudices the interests of the company, associated or third parties, except that said authorisation has been obtained in a misleading way on which case the administrator shall respond for all damage.

The justice competent to hear about the actions of managers contrary to the duties under article 23 of Law 222 of 1995, besides being able to declare the nullity of actions studied with the corresponding consequences, may sanction the managers with penalties and/or legal incapacity to perform commerce, without prejudice of the penal responsibility said behaviour could generate.

10. Internal Control System (CSI)

Superintendence of Finance of Colombia. External Circular Letter 014 of 2009. *Instructions relative to the review and adapting of the Internal Control System (CSI).*

The control entity provides that entities supervised structure, implement and maintain an Internal Control System (hereinafter SCI) or adapt it, as the case may be, to directions established in the Circular Letter, so that said system contributes to attaining its objectives and strengthens an adequate administration of the risks to which they are exposed in the development of their activities, performing them in conditions of security, transparency and efficiency. The implementation must be done taking into account the size of the organisation, the nature of the activities, the complexity of operations and the cost/benefit ratio.

The Circular Letter establishes the scope of its application, its main objectives and the elements internal control systems of each entity must have, together with the procedures to follow for a due management of risks.

It also determines internal organisms responsible for verifying the implementation of the internal control system of the corresponding entity and its compliance, and the mechanisms and follow-up procedures to supervise and verify that actions of these organisms are complied with.

11. National Numbering Agency

Superintendence of Finance of Colombia. External Circular Letter 015 of 2009 (June 3), whereby the *"Modification to numerals 1 and 4, and annulment of numeral 8, all of External Circular Letter 064 of 2008 is made."*

The time scheme of activities for the preparation and beginning of operations stages of the National Numbering Agency is extended to March 23, 2010. For that same date it is indicated that total preparation of Depósito Central de Valores – DCV administered by Banco de la República must be ready.

12. Regulation on foreign exchange
Banco de la República. External resolution J.D. No. 4 of April 30, 2009, *"whereby regulations on foreign exchange are issued".*

The regulation scheme applicable to the negotiation of foreign exchange operations is established together with recording systems for foreign exchange operations, the requirements for authorised entities to develop the administration of systems and conditions for the participation of authorised agents in said systems or in the show market. Also, norms with respect to the liquidation and compensation of foreign exchange and auto-regulation in the foreign currency market are issued.

13. Unconstitutionality article 70 of Law 510 of 1999

Decision C-133 of the Constitutional Court (Corte Constitucional) of February 25, 2009. File D-7385.

The Constitutional Court (Corte Constitucional) declared article 70 of Law 510 of 1999 not constitutional; this article allowed the re-acquisition of stock entered in Registro Nacional de Valores (National Registry of Securities) and in the Stock Exchange by the issuer company, when the owner of the stock had not exercised a right during the last 20 years, with the prior authorisation of the stockholders assembly and deposit of the corresponding price, because it considered that the norm breaches the private property right and the right of defence, both of constitutional origin.

OPERATIONS WITH STOCKHOLDERS AND ADMINISTRATORS

Operations made by the Corporation with its stockholders and administrators adjust to general policies of the entity. Said operations are duly detailed in the notes to the financial statements.

The Corporation states that according with the provisions of article 57 of Regulatory Decree 2649 of 1993, the information and statements under the financial statements have been duly verified and obtained from accounting records of the company, prepared in conformity with accounting norms and principles established in Colombia.

JOSE ELÍAS MELO ACOSTA
President

Note: the members of the Board of Directors welcomed the report presented by the President. It is placed on records that the information referred to under numeral 3 of article 446 of the Code of Trade was submitted, and admitted unanimously.

Opinion and Financial Statements
As of June 30th, 2009

STATUTORY AUDITOR'S REPORT

(Translation of a report originally issued in the Spanish language)

To the Stockholders of
CORPORACIÓN FINANCIERA COLOMBIANA S.A.:

I have audited the accompanying financial statements of CORPORACIÓN FINANCIERA COLOMBIANA S.A., which comprise the balance sheets as of June 30, 2009 and December 31, 2008, and the related statements of income, of changes in stockholders' equity, and of cash flows for the semesters then ended, and a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting instructions and practices issued by the Office of the Superintendent of Finance in Colombia. This responsibility includes: designing, implementing and maintaining internal controls relevant to the risk management, preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable under the circumstances. My responsibility is to express an opinion on these financial statements based on my audit.

I obtained the information necessary to comply with my functions and conducted my audit in accordance with auditing standards generally accepted in Colombia. Those standards require that I comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The audit procedures selected depend on the auditor's professional judgment, including the assessment of risks of material misstatement in the financial statements, whether due to fraud or error. In making that risk assessment, the auditor considers the entity's internal control relevant to the preparation and fair presentation of the financial statements, with the purpose of designing audit procedures appropriate to the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall financial statements' presentation. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

In my opinion, the financial statements referred to above, truly taken from the accounting books, present fairly, in all material respects, the financial position of Corporación Financiera Colombiana S.A. as of June 30, 2009 and December 31, 2008, the results of its operations, the changes in its stockholders' equity, and its cash flows for the semesters then ended in accordance with accounting instructions and practices established by the Office of the Superintendent of Finance in Colombia, applied on a consistent basis.

Based upon my functions as Statutory Auditor and the scope of my audits as of June 30, 2009 and December 31, 2008, I report, that the Company's accounting books have been kept in conformity with legal regulations and the accounting technique; the operations recorded in the accounting books

and the acts of Management conform to the bylaws and to the General Stockholders' Meeting's and Board of Directors' decisions; the correspondence, account vouchers and the minute and stock registry books are duly kept and preserved; the provisions for foreclosed assets, the adoption of the Risk Management System for Market, Liquidity, Operating, and Asset Laundry and Terrorism Funding risks, and their impact on the accompanying financial statements, was made, in all material respects, according to the criteria and procedures established by External Circular Letter 100 of 1995 issued by the Office of the Superintendent of Finance in Colombia; the Management report duly matches the basic financial statements; and the contributions to the Integral Social Security System were correctly and timely made. My evaluation of internal controls, conducted with the purpose of establishing the scope of my audit tests, indicates that the Company has followed adequate internal control, and preservation and custody measures for its assets and those of third parties under its possession. I have communicated my recommendations on internal controls in separate reports, on which I have followed-up the actions taken by Management.

NELSON GERMÁN SEGURA GARZÓN
Statutory Auditor
Professional License No. 24750-T
Appointed by Deloitte & Touche Ltda.

July 31, 2009.

Financial Statements
January - June
2009

CORPORACION FINANCIERA COLOMBIANA S. A.

GENERAL BALANCES AS OF JUNE 30, 2009 AND DECEMBER 31, 2008
(Stated in Million Colombian Pesos)

ASSETS	As of June 30, 2009		As of December 30, 2008	
AVAILABLE (Notes 3 and 20)		$ 165,183.0		$ 86,339.7
ACTIVE POSITIONS IN MARKET OPERATIONS (Note 4)		15.915.0		85.428.8
INVESTMENTS (Notes 5 and 20)		3,099,141.5		2.706.712.7
Negotiable Debt Securities	276,039.9		235,550.8	
Negotiable Participative Securities	43.657.9		68.826.9	
To be held until Maturity	501.0		0.9	
Available for Sale in Debt Securities	593,854.5		459,804.4	
Available for Sale in Participative Securities	1.727.773.0		1.587.566.3	
Investment Re-Purchase Rights	468,421.1		363,856.4	
Minus: Provision	(11.105.9)		(8.893.0)	
ACCEPTANCES, CASH OPERATIONS AND DERIVATIVES (Note 6)		79,127.7		(16,394.3)
Derivatives	79.127.7		(16.394.3)	
Rights	4,965,518.9		4,745,127.1	
Obligations	(4.886.391.2)		(4.761.521.4)	
ACCOUNTS RECEIVABLE (Notes 7 and 20)		56,535.6		30,404.0
Interest	160.0		220.6	
Commissions and Fees	2,387.7		2,347.2	
Payment on Account of Commercial Clients	0.7		0.7	
Other	57.393.9		29.807.6	
Minus: Provision	(3,406.7)		(1,972.1)	
REALISABLE GOODS AND RECEIVED IN PAYMENT (Note 8)		6,007.0		5,454.7
Goods Received in Payment Different to Housing	25.724.0		25.133.4	
Goods not used in the Corporate Purpose	585.9		585.9	
Minus: Provision	(20,302.9)		(20.264.6)	
PROPERTY AND EQUIPMENT NET (Note 9)		8,933.1		9,715.8
Land, Buildings and Constructions under way	13.357.0		14.144.7	
Equipment, Furniture and Office Fixtures	8.542.1		8.744.2	
Computers	9.086.4		9.227.2	
Other	1.246.4		1.179.3	
Minus: Depreciation and Accumulated Amortisation	(23,014.2)		(23,579.6)	
Minus: Provision	(284.6)		-	
OTHER ASSETS (Note 10)		44.669.2		76,676.7
Permanent Contributions	98.2		98.2	
Early Expenses and Deferred Charges	2,367.2		2,816.9	
Other	65,027.1		96,614.4	
Minus: Provision	(22.823.3)		(22.852.8)	
VALORISATIONS		500.552.7		460.209.4
Investments Available for Sale in Participative Securities of Low or Minimum Marketability or with no Quotation in the Stock Exchange (Notes 5 and 20)	478.572.5		433.702.0	
Property and Equipment	21.980.2		26.507.4	
DE-VALORISATIONS (Note 5)		(1.311.7)		(13.633.2)
Investments Available for Sale in Participative Securities of Low or Minimum Marketability or with no Quotation in the Stock Exchange	(1.311.7)		(13.633.2)	
Total assets		$ 3.974.753.1		$ 3.430.914.3
CREDITOR CONTINGENT ACCOUNTS PER CONTRA (Note 18)		166,398.1		345,665.8
DEBTOR CONTINGENT ACCOUNTS (Note 18)		664.923.5		853.078.6
Other	664,923.5		853,078.6	
DEBTOR MEMORANDUM ACCOUNTS (Note 19)		5.519.161.0		5.122.272.5
CREDITOR MEMORANDUM ACCOUNTS PER CONTRA (Note 19)		2.909.921.7		2.776.802.4
Total contingent and memorandum accounts		$ 9,260,404.3		$ 9,097,819.3

LIABILITIES	June 30, 2009		December 31, 2008	
DEPOSITS AND CURRENT LIABILITIES (Note 11)		$ 1.166.316.4		$ 1,055.008.9
Term Deposit Certificates	1,012,305.0		801,849.0	
Savings Deposits	153.651.8		205.908.7	
Other	359.6		47.251.2	
PASSIVE POSITIONS IN MARKET OPERATIONS (Note 12)		572.538.5		350.644.4
ACCOUNTS PAYABLE		74.482.7		63.938.5
Interest	13,392.3		15.052.6	
Dividends and Surplus	45.338.9		43.291.8	
Other (Notes 13 and 20)	15.751.5		5.594.1	
OTHER LIABILITIES		4,173.8		4.182.8
Consolidated Labour Obligations	2.024.3		1.849.9	
Early Revenue and Deferred Payments	839.1		1.053.6	
Retirement Pensions	1,310.4		1,279.3	
ESTIMATED LIABILITIES AND PROVISIONS (Note 14)		8.814.9		4.039.1
Labour Obligations	782.0		1.256.3	
Taxes	4,902.8		101.2	
Other	3.130.1		2,681.6	
Total liabilities		1.826.326.3		1.477.813.7
EQUITY				
SOCIAL CAPITAL (Note 15) As of June 30, 2009 and December 31, 2008 divided into 171.315.953 and 170.161.992 Shares with Nominal Value of $ 10.oo each respectively		1.713.2		1.701.6
RESERVES (Note 16)		1.202.383.4		1.169.814.7
Legal Reserve	656.729.4		641.627.2	
Statutory and Occasional Reserves	545,654.0		528,187.5	
SURPLUS OR DEFICIT		806.064.3		654.118.2
Not realised Profit or Losses in Inv				
Available for Sale (Note 17)	306,823.3		207,542.0	
Valorisations	500.552.7		460.209.4	
De-valorisations	(1.311.7)		(13.633.2)	
PROFIT OF THE PERIOD		138,265.9		127.466.1
Total equity		2.148.426.8		1.953.100.6
Total liabilities and equity		$ 3.974.753.1		$ 3.430,914.3
CREDITOR CONTINGENT ACCOUNTS (Note 18)		166,398.1		345.665.8
Endorsements and Guaranties	107,370.6		107.005.1	
Other Contingencies	59.027.5		238.660.7	
DEBTOR CONTINGENT ACCOUNTS PER CONTRARY (Note 18)		664.923.5		853.078.6
DEBTOR MEMORANDUM ACCOUNTS PER CONTRARY (Note 19)		5.519.161.0		5.122.272.5
CREDITOR MEMORANDUM ACCOUNTS (Note 19)		2.909.921.7		2.776.802.4
Total contingent and memorandum accounts		$ 9.260.404.3		$ 9.097.819.3

Attached notes are an integral part of the financial statements

(*) The undersigned Legal Representative and Accountant certify that we have previously verified the statements herein contained and that these financial statements have been faithfully taken from the accounting books.

JOSÉ ELÍAS MELO ACOSTA
President (*)

MARTHA CECILIA CASTRO ORTÍZ
Accountant (*)
T.P. [illegible]

NELSON GERMÁN SEGURA GARZÓN
Statutory Auditor
T.P. 24750-T
Member of Deloitte & Touche Ltda.
(See attached report)

CORPORATION FINANCIERA COLOMBIANA S. A.

PROFIT AND LOSS STATEMENTS
FOR THE SEMESTER ENDED ON JUNE 30, 2009 AND DECEMBER 31, 2008
(Stated in Million Colombian Pesos)

	June 30, 2009		December 31, 2008	
DIRECT OPERATING REVENUES (Note 20)		$ 1,048,128.1		$ 966,559.1
Interest and Discount Amortisation Credit Portfolio and other interests	3,027.1		11,848.8	
Profit in Valuation of Neg. Investments Debt Securities	39,046.4		18,926.4	
Profit in Valuation of Neg. Investments Participative Securities	3,214.6		1,576.5	
Profit in Valuation Investments to be Held until Maturity	2,760.3		2,522.2	
Profit in Valuation of Investments Available for sale Debt Securities	31,753.9		33,500.6	
Realised Profit in Investments Available for Sale	28,825.5		1,096.5	
Commissions and Fees	6,906.9		3,619.4	
Profit in Valuation of Derivatives	382,844.7		551,820.4	
Profit in Valuation of Cash Operations	4,743.1		3,936.3	
Changes	536,649.2		311,146.5	
Profit in Sale of Investments	8,356.4		26,565.5	
DIRECT OPERATING EXPENSES		986,358.2		923,067.8
Interest, Amortised Bonus and Discount Amortisation	65,549.0		79,177.1	
Realised Loss in Investments Available for Sale	2,508.5		375.3	
Commissions	2,544.1		1,912.1	
Loss in Valuation of Derivatives	331,401.2		548,114.8	
Changes	570,058.7		283,975.5	
Loss in Sale of Investments	8,939.9		4,575.5	
Loss in the Valuation of Cash Operations	5,356.8		4,937.5	
DIRECT OPERATING RESULT		61,769.9		43,491.3
OPERATING REVENUE (Note 21)		124,452.9		121,917.8
Dividends and Participations	120,269.9		112,724.8	
Other	4,183.0		9,193.0	
OPERATING EXPENSES		44,374.1		42,032.3
Personnel Expenses	13,987.2		12,408.4	
Other (Note 22)	30,386.9		29,623.9	
OPERATING RESULT BEFORE PROVISIONS DEPRECIATIONS AND AMORTISATIONS		141,848.7		123,376.8
PROVISIONS		8,665.1		3,629.2
Investments (Note 5)	6,360.5		639.6	
Accounts receivable	1,485.1		1,323.3	
Property and Equipment	284.6		0.0	
Other (Note 23)	534.9		1,666.3	
DEPRECIATIONS (Note 9)		612.2		588.1
AMORTISATIONS		612.1		700.5
NET OPERATING RESULT		131,959.3		118,459.0
NON OPERATING REVENUE (Note 24)		11,922.0		12,971.6
NON OPERATING EXPENSES (Note 25)		1,065.4		831.6
NON OPERATING NET RESULT		10,856.6		12,140.0
PROFIT BEFORE INCOME TAX		142,815.9		130,599.0
INCOME TAX AND COMPLEMENTARY (Note 26)		4,550.0		3,132.9
PROFIT OF THE PERIOD		$ 138,265.9		$ 127,466.1
NET PROFIT PER SHARE (in Pesos)		$ 809.8		$ 753.1

Attached notes are an integral part of the financial statements.

(*) The undersigned Legal Representative and Accountant certify that we have previously verified all statements made hereunder and that these financial statements have been faithfully taken from the accounting books.

JOSÉ ELÍAS MILO ACOSTA
President (*)

MARTHA CECILIA CASTRO ORTÍZ
Accountant (*)
TOP. 40995-T

NELSON GERMÁN SEGURA GARSON
Statutory Auditor
TOP. 24750-T
Member of Deloitte & Touche Ltda.
(See attached report)

CORPORACION FINANCIERA COLOMBIANA S. A.

CASH FLOW STATUS
FOR THE PERIODS ENDED ON JUNE 30 2009 AND DECEMBER 31, 2008
(Stated in Million Colombian Pesos)

	June 30 2009	December 31st 2008
CASH FLOWS FOR OPERATION ACTIVITIES:		
Net profit of the period	$ 138,265.9	$ 127,466.1
Adjustments to conciliate net profit of the period and net cash Provided by operation activities:		
Provision non negotiable investments variable income	6,360.5	639.6
Provision accounts payable	1,485.1	1,323.3
Provision goods received in payment	481.0	207.8
Provision property and equipment	284.6	-
Provision other assets	54.0	1,458.5
Reimbursement investments provision	(4,142.7)	(6,279.8)
Reimbursement accounts receivable provision	(50.5)	(111.1)
Reimbursement goods received in payment provision	(7.8)	(731.2)
Reimbursement other assets provision	(79.5)	-
Valuation of investments, Net	(76,775.2)	(56,525.7)
Profit in sale of goods received in payment, Net	(429.4)	(256.5)
Profit in sale of property and equipment, Net	(1,207.0)	(11.3)
Depreciations	612.2	588.1
Amortisations	612.1	700.5
Agreed/checked profit	65,463.3	40,734.2
Increase (decrease) estimated liabilities and provisions	4,775.8	(4,919.8)
Decrease in other liabilities	(9.0)	(4,012.6)
Increase (decrease) in accounts payable	10,544.2	(12,090.6)
(Increase) decrease in accounts receivable, Net	(27,566.2)	15,515.3
Decrease (increase) in other liabilities	31,420.9	(25,555.1)
(Increase) Decrease goods received in payment	(596.1)	555.9
Net cash provided in operation activities	84,032.9	10,227.3
CASH FLOW OF INVESTMENT ACTIVITIES:		
Sale of investments	(218,688.3)	33,666.9
(Increase) decrease acceptances and derivatives	(95,522.0)	5,214.3
Decrease (increase) property and equipment	1,092.9	(359.3)
Dividends received in cash	98.2	196.4
Net cash (used) provided by investment activities	(313,019.2)	38,718.3
CASH FLOW OF FINANCING ACTIVITIES:		
Increase deposits and current liabilities	111,307.5	9,157.1
Increase (Decrease) in passive positions in market operations	221,894.1	(84,779.3)
Dividends paid in cash	(94,885.8)	(95,488.4)
Net cash provided (used) in financing activities	238,315.8	(171,110.6)
NET DECREASE (INCREASE) IN CASH AND EQUIVALENTS IN CASH	9,329.5	(122,165.0)
CASH AT THE BEGINNING OF THE PERIOD	171,768.5	293,933.5
CASH AT THE END OF THE PERIOD	$ 181,098.0	$ 171,768.5

Attached notes are an integral part of the financial statements.

(*) The undersigned Legal Representative and Accountant certify that we have previously verified the statements contained hereunder and that the financial statements have been faithfully taken from the accounting books.

JOSÉ ELÍAS MELO ACOSTA	MARTHA CECILIA CASTRO ORTÍZ	NELSON GERMÁN SEGURA GARZÓN
President (*)	Accountant (*)	Statutory Auditor
	T.P. 40995-T	T.P. 24750-T
		Member of Deloitte & Touche Ltda.

CORPORACION FINANCIERA COLOMBIANA S. A.

STATEMENT OF CHANGES IN THE STOCKHOLDERS' EQUITY
FOR THE SEMESTER ENDED ON JUNE 30, 2009 AND DECEMBER 31, 2008
(Stated in Million Colombian Pesos)

			Statutory and occasional reserves										
	Social capital	Legal reserve	Fiscal provisions	Available to the Assembly	Economic promotion	Economic capitalisation	Total	Non realised profits in investments	Valorisations	De-valorisations	Result of former fiscal periods	Profit of the fiscal period	Equity of the Stockholders
BALANCE AS OF JUNE 30, 2008	$ 1,683.4	$ 617,134.5	$ 389,084.3	$ 161,777.8	$ 8.8	$ 4.4	$ 550,875.3	$ 235,276.1	$ 430,452.1	$ (38,092.9)	$ -	$ 97,311.5	$ 1,894,640.0
Transfer of profits of the period to results of former periods	-	-	-	-	-	-	-	-	-	-	97,311.5	(97,311.5)	-
Liberation reserve for future distributions	-	-	-	(161,777.8)	-	-	(161,777.8)	-	-	-	161,777.8	-	-
Constitution Reserves on Valuation of Investments Decree 2336/95	-	-	5,640.7	-	-	-	5,640.7	-	-	-	(5,640.7)	-	-
Constitution reserve for future distributions	-	-	-	133,449.3	-	-	133,449.3	-	-	-	(133,449.3)	-	-
Dividend in cash of $510.0 per share on 157.656.790 ordinary shares and 10.680.570 preferential shares subscribed and paid as of June 30, 2008 This dividend was paid in six (6) monthly instalments within the five (5) first days of each month from October 2008.	-	-	-	-	-	-	-	-	-	-	(85,852.1)	-	(85,852.1)
Dividend in shares of $202.85 per each share on the 157.656.790 ordinary shares and $202.85 per each share on the 10.680.570 preferential shares subscribed and paid as of June 30, 2008. This dividend was paid in shares, at 1 share per each 66.223163049 ordinary shares and 1 share with preferential dividend and with no right to vote per each 66.223163049 preferential shares, subscribed and paid as of June 30, 2008. Payment of shares was made on October 1st, 2008 to whom demonstrated was a stockholder at the time payment was demandable according with in force regulations. To do so, a total of 2.541.971 new shares were issued, 2.380.690 ordinary shares and 161.281 preferential shares. The unitary value of the shares that shall be delivered corresponded to the average weighed price of the ordinary stock negotiated in the stock exchange in the week of the 21 to the 25 of July, 2008, $13.433.37.	18.2	24,492.7	-	-	-	-	-	-	-	-	(24,510.9)	-	-
Dividends decreed in shares that were paid in cash at the request of the stockholders	-	-	-	-	-	-	-	-	-	-	(9,636.3)	-	(9,636.3)
Movement of the period	-	-	-	-	-	-	-	(27,734.1)	29,757.3	24,459.7	-	-	26,482.9
Profit of the period	-	-	-	-	-	-	-	-	-	-	-	127,466.1	127,466.1
BALANCE AS OF DECEMBER 31, 2008	1,701.6	641,627.2	394,725.0	133,449.3	8.8	4.4	528,187.5	207,542.0	460,209.4	(13,633.2)	-	127,466.1	1,953,100.6
Transfer profits of the fiscal period to results former periods	-	-	-	-	-	-	-	-	-	-	127,466.1	(127,466.1)	-
Liberation reserve for future distributions	-	-	-	(133,449.3)	-	-	(133,449.3)	-	-	-	133,449.3	-	-
Constitution Reserves on Valuation of Investments Decree 2336/95	-	-	156.8	-	-	-	156.8	-	-	-	(156.8)	-	-
Constitution reserve for future distributions	-	-	-	150,759.0	-	-	150,759.0	-	-	-	(150,759.0)	-	-
Dividend in cash of $528.0 per share on 159.420.858 ordinary shares and 10.741.134 preferential shares subscribed and paid as of December 31st, 2008 This dividend shall be paid in six (6) monthly instalments within the first five (5) days of each month from April 2009.	-	-	-	-	-	-	-	-	-	-	(89,845.5)	-	(89,845.5)
Dividend in stock of $118.44 per each share on the 159.420.858 ordinary shares and of $118.44 per each share on the 10.741.134 preferential shares subscribed and paid as of December 31, 2008. This dividend was paid in stock, at 1 share per each 110.581901199 ordinary shares and 1 share with preferential dividend and with no right to vote per each 110.581901199 preferential share, subscribed and paid as of December 30, 2008. Payment of stock was made on April 1st, 2009 to whom demonstrated capacity as stockholder at the time payment was demandable in conformity with in force regulations. To this end, a total of 1.538.787 new shares was issued, 1.441.654 ordinary shares and 97.133 preferential shares. The unit value of the shares delivered corresponded to the average weighted price of the ordinary stock negotiates in the stock exchange during the week of January 19 to 23 2009, $13.087.32	11.6	15,102.2	-	-	-	-	-	-	-	-	(15,113.8)	-	-
Dividends decreed in stock that were paid in cash at the request of the stockholders	-	-	-	-	-	-	-	-	-	-	(5,040.3)	-	(5,040.3)
Movement of the period	-	-	-	-	-	-	-	99,281.3	40,343.3	12,321.5	-	-	151,946.1
Profit of the period	-	-	-	-	-	-	-	-	-	-	-	138,265.9	138,265.9
BALANCE AS OF JUNE 30, 2009	$ 1,713.2	$ 656,729.4	$ 394,881.8	$ 150,759.0	$ 8.8	$ 4.4	$ 545,654.0	$ 306,823.3	$ 500,552.7	$ (1,311.7)	$ -	$ 138,265.9	$ 2,148,426.8

The attached notes are an integral part of the financial statements

(*) The undersigned Legal Representative and Accountant certify that we have previously verified the statements contained hereunder and that these financial statements have been faithfully taken from the accounting books.

JOSÉ ELÍAS MELO ACOSTA
President (*)

MARTHA CECILIA CASTRO ORTÍZ
Accountant (*)
T.P. 40995-T

NELSON GERMÁN SEGURA GARZÓN
Statutory Auditor
T.P. 24750-T
Member of Deloitte & Touche Ltda.
(See attached report)

CORPORACION FINANCIERA COLOMBIANA S.A.
Notes to Financial Statements
June 30th, 2009

1. REPORTING ENTITY

Corporación Financiera Colombiana S.A., (hereinafter the Corporation) is a private financial institution, authorised by the Superintendence of Finance by means of Resolution dated October 18, 1961, a commercial incorporated company, established according with Colombian laws on November 27, 1961 by means of public deed No. 5710 of Notary 1 of the circle of Cali; the term of the Corporation foreseen until October 2, 2051, and can be extended by means of a simple decision of the Stockholders Assembly.

With Deed No.12.364 of December 30, 2005 executed in Notary 18 of Bogota, the merger between Corporación Financiera del Valle S.A. (absorbing company) and Corporación Financiera Colombiana S.A.(absorbed company), was formalised. In this same deed, the absorbing company modified its corporate name to Corporación Financiera Colombiana S.A., changed its domicile from the city of Cali to the city of Bogotá, and increased its authorised capital to $1.715.0.million. With Deed No. 10410 of Notary 71 of Bogotá, on December 26, 2007, the merger of Corporación Financiera Colombiana (absorber Entity) and Sociedad Proyectos de Energía S.A. (absorbed entity) was formalised, which entity was dissolved without being liquidated.

The corporate purpose of the Corporation is to take all actions and celebrate all contracts authorised to these type of financial entities by Estatuto Orgánico del Sistema Financiero (Organic Statute of the Financial System) or other special provisions or regulations that substitute it, modify it or addition it. The corporation may, for the development of this corporate purpose, perform all actions and celebrate all contracts tending to this objective, as encourage savings and private investment, develop the capital market, promote the creation, reorganisation, merger, transformation and expansion of any type of companies in sectors where it has been authorised to extend its services, and also grant them medium and long term financing and offer them specialised financial services that contribute to their development.

The Corporation has its main domicile in the city of Bogotá and operates through its 5 regional offices and 6 agencies in different cities of the country as of June 30, 2009. The Corporation has no non-banking correspondents. As of June 30, 2009, the Corporation has 296 direct employees, 10 indirect employees and 34 temporary employees; it also has the following financial affiliates and subsidiaries: Leasing Corficolombiana S.A., Banco Corficolombiana Panamá S.A., sociedad financiera en el exterior, Fiduciaria Corficolombiana S.A., Casa de Bolsa Corficolombiana S.A., Gas Comprimido del Perú, Organización Pajonales S.A., Hoteles Estelar de Colombia S.A., Valle Bursátiles S.A., Valora S.A., Proyectos de Infraestructura S.A., Epiandes S.A., Promotora y Comercializadora Turística Santamar S.A., Colombiana de Licitaciones y Concesiones Ltda.,Tejidos Sintéticos de Colombia S.A., Plantaciones Unipalma de los Llanos S.A , Pizano S.A, en restructración, Inversora en Aeropuertos S.A., e Industrias Lehner S.A. The attached financial statements include assets, liabilities and the results of the General Direction and its branch offices. The consolidated financial statements are prepared independently.

2. MAIN ACCOUNTING POLICIES

a. *Basic Accounting* - The accounting system used by the Corporation is causation, according with which revenues and expenses are recorded when caused, regardless of whether they have been collected or paid in cash.

Interest and commissions collected in advance are recorded as deferred income.

b. *Cash on Hand (Available)*

It records high liquidity resources of the Corporation such as: cash, deposits in Banco de la República (the Central Bank), and deposits in banks both in national and foreign currency and in other financial institutions both national and foreign.

Overdrafts in banking current accounts become liabilities in favour of the respective bank institution and are reflected in the overdraft passive account in banking current account.

The value of cheques drawn by the Corporation, which have not been collected six (6) months after drawn, are re-classified in the passive account of uncollected drawn cheques.

According with accounting instructions given by the Superintendence of Finance, Financial entities, in order to cover eventual losses generated by items pending to be clarified in banking reconciliations must provision non recorded extracted debit notes and accounted non extracted credit notes with more than 30 days for national currency and 60 days for foreign currency of permanence in said conciliations.

c. Repo *operations, Simultaneous and of Securities Temporary Transfer* - In repo operations, simultaneous and of temporary transfer of securities, the parties exchange securities and money. In the case of a securities temporary transfer operation backed-up by securities, exchange is done among securities.

In these operations one of the parties, the transferor (or originator in the Ttv), delivers securities to the taker (receptor in the Ttv), and when doing so, he transfers the property of them. In exchange, the taker (or receptor in Ttv) gives money to the transferor or originator. In the case of a securities temporary transfer (Ttv) backed-up by securities, the receptor delivers securities to the originator and when dong so he transfers property thereof.

Transfer of property is an integral and main part of the legal structure of these operations; with this transfer the counterparty shall be protected should a noncompliance by who delivered the securities occur.

According with the norm, securities shall be recorded in the balance of who delivers them initially and that entity shall valuate them and acknowledge the risks of the same. Also, cash flows generated by the securities within the operation term must be restored to whom delivered them initially in the operation.

These considerations reflect in accounting as follows:

The transferor, the originator or the receptor, as the case may be, shall re-classify within their balance, securities delivered in a repo operation, simultaneous or of temporary transfer of securities and additionally, register them in their order accounts to disclose deliver of them.

The taker, the receptor or originator as the case may be, shall record in their order accounts receipt of securities coming from the aforementioned operations.

Entities participating in repo operations, simultaneous and of securities temporary transfer, shall record money resources coming from these operations in their respective balances as an obligation or a right, according with their position.

Transferred values under repo operations, simultaneous and of securities temporary transfer are only recorded in the balance of the taker, the receptor or the originator, as the case may be, at the time on which the non-compliance of the corresponding operation or one of the parties of the operation is under a bankrupt procedure, taking possession for liquidation or debt restructuring global agreements.

In such event, the transferor, the originator or the receptor shall also withdraw from their balance securities delivered on the occasion of the celebration of the aforementioned operations.

Securities obtained as a consequence of securities transfer operations, repo or simultaneous delivered again as a result of any of the mentioned operations, are only recorded through order accounts.

When the operation through which securities were initially obtained is done, the record made in order accounts shall be reverted.

When the taker, the originator or the receptor incur in an 'in short position', they shall record in their balance a financial obligation to the favour of the transferor, originator or receptor for the fair exchange price of the corresponding securities.

Repo or simultaneous operations yield shall be exponentially caused by the parties during the term of the corresponding operation and shall be an expense or a revenue for each of them, as it corresponds.

The active position in a Repo or simultaneous operation is present when a person acquires securities, in return for the delivery of an amount of money, assuming in the same act and time, the compromise of transferring again the property to the "transferor" in the same day or in a future date at a determined price, of securities of the same kind and characteristics. This participant in the operation shall be called "taker".

The passive position in a Repo or simultaneous operation is present when a person transfers the property of securities, in return for the payment of an amount of money, assuming in that same act and time. The compromise of acquiring them again from its counterparty or of acquiring from this counterparty, securities of the same kind and characteristics on the same day or in a future date and at an already determined price amount. This participant is called the "transferor".

Inter Bank Funds - Inter-bank funds are those placed (received) by a financial entity in (from) another financial entity directly and without an investment or loan portfolio transfer agreement. These are operations related to the corporate purpose that are agreed at a term of not more than thirty (30) common days, provided the company looks for taking advantage of excesses or supply for liquidity defects with them.

Inter-bank funds operations also embrace 'over-night' transactions with foreign banks using funds of the national financial institution.

d. *Investments* - It includes investments acquired by the Corporation with the purpose of maintaining a secondary liquidity reserve, acquiring direct or indirect control of any financial sector company or technical services company, of complying with legal or regulatory regulations or with the exclusive purpose of eliminating or significantly reducing the market risk to which assets, liabilities or other financial statement elements are exposed.

The way in which the different types of investments are classified, valued and recorded is as follows:

Classification	Term	Characteristics	Valuation	Accounting
Negotiable Debt securities	Short term	Securities acquired with the purpose of obtaining profits from price fluctuations.	They use fair exchange prices, reference rates and/or margins, which the Stock Exchange of Colombia estimates and publishes on a daily basis	The difference between current market value and the immediately preceding one, is recorded as greater or lower value of the investment and its balancing entry affects the period results. From June 12, 2007, in compliance with External Circular Letter 014 of 2007 of the Superintendente of Finance of Colombia, investments are valuated at Market prices from the same day of their acquisition, tus, accounting of changes between acquisition cost and the market value of the investments is done from the purchase date.
To be held until maturity	Until maturity	Securities with respect to which the Corporation has the serious purpose and the legal, contractual, financial and operating capacity to keep them to maturity.	Exponentially from the internal rate of return calculated at the time of purchase.	The present value is recorded as a greater value of the investment and its balancing entry is recorded in the results of the period.
Available for sale – debt securities	One year	Once the year is finished they may be re-classified in the above categories on the following first	They use the fair exchange prices, reference rates and margins estimated and published daily by the Stock Exchange of	Changes that occur in these low or minimum marketability securities or securities without any quotation are recorded according with the following procedure:

Classification	Term	Characteristics	Valuation	Accounting
		business day.	Colombia.	-The difference between the present value on the evaluation day and the immediately prior day is recorded as a greater value of the investments with credit to result accounts. The difference between the market value and the present value is recorded as an accumulated non-realised profit or loss, within equity accounts.
				Low or minimum marketability or with no quotation - The difference between the market value or updated investment value and the value on which the investment is recorded, is accounted as follows: Should it be higher, in the first instance it decreases the provision or de-valorisation until depleting it and excess is recorded as surplus for valorisation. Should it be less, it affects valorisation surplus until depleting it and excess is recorded as a de-valorisation. - When dividends or profits are distributed in kind, including those coming from the capitalisation of the equity re-valorisation account, is recorded as revenue the part that has been accounted as valorisation surplus, with charge to the investment and said surplus is reverted... When dividends or profits are distributed in cash, it is recorded as revenue the value accounted as valorisation surplus, reversing such surplus and the amount of the dividends exceeding the same is accounted as a lower value of the investment... High and Medium Marketability. Updating of the market value of high or medium marketability bonds or quoted in internationally recognised foreign stock exchanges, is accounted as a non realised accumulated profit or loss, within equity accounts, with

Classification	Term	Characteristics	Valuation	Accounting
				credit or debit to the investment.. Dividends or profits distributed in kind or in cash, including those coming from the capitalisation of the equity re-valorisation account are recorded as revenue up to the amount corresponding to the investor. On the profits or equity re-valorisation of the issuer accounted by the issuer from the date of acquisition of the investment, with charge to accounts receivable. It is accounted as profit or loss within the Result Statement, with deposit or charge to the investment.
Negotiable Participative Bonds			Medium marketability, are valuated daily based on the average price determined and published by the stock exchanges where negotiated. Such value corresponds to the weighed average price by the transacted quantity in the last five (5) days when negotiations have occurred. High marketability, they are valuated daily based on the last negotiation daily weighed average published by the stock exchange.	

Criteria for evaluating investments - Determination of the fair exchange value or price of a security or bond, shall take into account all criteria necessary to assure compliance with the purpose of the investment valuation provided under chapter I of Circular Letter 100 of 1995 and in all cases, the following:

- Objectivity. The determination and assignment of the fair exchange value or price of a security or bond must be carried out based upon technical and professional criteria that recognise the effects derived from changes in the behaviour of all the variables that may affect that price.

- Transparency and representativeness. The fair exchange value or price of a security or bond must be determined and assigned with the purpose of disclosing a true, neutral, verifiable and representative economic result of the rights incorporated in the corresponding bond or security.

- Permanent evaluation and analysis. The exchange fair value or price which is assigned to a bond or security must be grounded on the permanent evaluation and analysis of market conditions, of issuers and of the corresponding issue. Variations in said conditions should be reflected in changes of the value or price previously assigned, with the periodicity established for investment valuation established in this regulation.

- Professionalism. The determination of the exchange fair value or price of a security or bond must be based on the conclusions product of the analysis and study made by a prudent and diligent expert, intended for the search, attainment, knowledge and evaluation of all the relevant information available, so that the price determined reflects the amounts that would be reasonably received for its sale.

Periodicity of the evaluation and of the accounting recording. Evaluation of the investments must be done daily, except any provision indicating a different frequency.

Accounting records necessary for the recognition of investment valuation must be done with the same frequency foreseen for the valuation.

Investment of investment mutual funds and trusts managed by fiduciary companies other than autonomous equities or of fiduciary commissions constituted to manage social security pension resources and of ordinary mutual investment funds and of especial investment mutual funds, must be valued at least monthly and the results recorded with the same frequency. However, if terms for rendering are lower, they must accept them.

Re-classification of investments - In order to keep an investment within any of the classification categories under chapter I of the External Circular Letter 100, the corresponding security or bond must comply with the characteristics or conditions of the investment type of which it is a part. At any time, the Superintendence may order the controlled company to re-classify a bond or security when it does not comply with the characteristics of the class on which it pretends to be classified on o that re-classification is required for a better disclosing of the financial situation of the investor.

Controlled entities may re-classify their investments in compliance with the following provisions:

Re-classification of investments to be held until maturity to negotiable investments. There is occasion for re-classifying bonds or securities to be held until maturity to the negotiable investments category, whenever any of the following circumstances occurs:

- Significant deterioration in the conditions of the issuer, its parent company, its subordinates or its related offices.

- Changes in the regulation that hinder maintaining the investment.

- Merger processes which lead to re-classification or to the realisation of the investment, with the purpose of maintaining the previous position of interest rates risk or to adjust to the credit risk policy previously established by the resulting entity.

- Other events not foreseen in the preceding paragraphs, prior authorisation by the corresponding Superintendence.

Re-classification of investments available for sale to negotiable investments or to investments to be held until maturity. There is occasion for re-classifying bonds or securities of the investment category available for sale, to any of the other two categories, when:

- The term foreseen in numeral 3.3 of Chapter 1 of the Accounting and Financial Basic Circular Letter 100 of 1995 falls due.

- The investor looses its capacity as parent or controlling company, should this event involve the decision for investment disposal, or the main purpose to obtain profits due to short term price fluctuations, from that date.

- Should any of the circumstances provided under numeral 4.1 of Chapter 1 of the Basic Accounting and Financial Circular Letter 100 of 1995 be present.

When investments to be held until maturity or investments available for sale are re-classified to negotiable investments, valuation and recording regulations shall be taken into account of the latter. Consequently, non realised profits or losses must be recognized as revenues or expenses on the day of re-classification.

In the events on which an investment is re-classified, the corresponding entity must inform the respective Superintendence on the re-classification made, not later than ten (10) calendar days following the date of the re-classification, indicating the reasons that justify that decision, and specifying its effects in the result statement.

Bonds or securities re-classified with the purpose of being part of negotiable investments may not be re-classified again.

Provisions or losses for qualification of credit risk - The price of debt securities or securities, as well as the price of participative securities or securities with low or minimum marketability or with no quotation, must be adjusted in each valuation date based on the security (credit risk) rating according with the following provisions:

Except for the exceptional cases established by the Superintendence, internal or external debt bonds or securities issued or guaranteed by the Nation, those issued by Banco de la República (the Central Bank), and those issued or guaranteed by Fondo de Garantías de Instituciones Financieras – FOGAFÍN, shall not be subject to the provisions of this numeral.

Issuing Bonds or Securities or Issuers with External Ratings - Debt securities or bonds with one or several ratings granted by external qualifiers recognised by the Superintendence of Finance, or debt securities or bonds issued by entities rated by these qualifiers can not be recorded for an amount exceeding the following percentages of their net nominal value of amortisations made until the valuation date:

Rating long term	Maximum Value %	Qualification short term	Maximum value %
BB+,BB,BB-	Ninety (90)	3	Ninety (90)
B+,B,B-	Seventy (70)	4	Fifty (50)
CCC	Fifty (50)	5 and 6	Zero (0)
DD,EE	Zero (0)		

Securities or bonds of non qualified issuing or issuers - For debt securities or bonds with no external rating, for debt securities or bonds issued by entities which have not been rated or for participative securities or bonds, the provision amounts shall be determined based on the methodology determined by the investor entity. Said methodology should be previously approved by the Superintendence controlling the respective entity.

Investor entities with no internal methodology approved for determining provisions to which this numeral refers to, shall be subject to the following:

Category	Risk	Characteristics	Provisions
A	Normal	They meet the terms agreed in the security or title and count on an adequate payment capacity of capital and interest.	Does not proceed.
B	Acceptable	It corresponds to issues which present uncertainty factors which could affect the capacity to continue with the adequate compliance of debt services. In the same way, its financial statements and other available information, present weaknesses which could affect its financial situation.	The net value can not be superior to eighty (80%) percent of its net nominal value of amortisations carried out up to date of evaluation for debt securities and the acquisition cost in the case of participative securities.
C	Appreciable	It corresponds to issues which present high or medium non compliance probability in the timely payment of capital and interests. Also, its financial statements and other available information, show weaknesses in its	The net value can not be higher than sixty (60%) percent of its net nominal value of amortisations carried out up to the evaluation date for debt securities and of the acquisition cost in the case of

Category	Risk	Characteristics	Provisions
		financial situation which involve the investment recovery.	participative securities.
D	Significant	It corresponds to those issues which present a break of terms agreed in the title, as well as its financial statements and other available information, present increased weaknesses in its financial situation, and the probability to recover the investment is highly doubtful.	The net value can not be higher than forty percent (40%) of its net nominal value of amortisations carried out up to the evaluation date for debt securities and the acquisition cost in the case of participative securities.
E	Uncollectible	Issues that according with their financial statements and other available information, it is considered that the investment is uncollectible. In the same way, it is considered uncollectible if financial statements are not presented less than six (6) months counted from the evaluation date.	The value of these investments shall be totally provided.

e. *Acceptances and derivatives -*

Bank acceptances - It records the value of bank acceptances created by the Corporation on account of its clients and those created on its account by its agents. It also records contracts celebrated by the Corporation, of operations with derivatives, such as forwards, carrousel or futures, swaps and options.

Bank acceptances have a maturity date of up to one (1) year and they may only be originated in importation and exportation transactions of goods or purchase-sale of movables in the interior.

At the time of acceptance of bills of exchange, their value is recorded simultaneously with assets and liabilities, as "bank acceptances on term" and if not submitted at their maturity for collection, they are rated under the heading "bank acceptances after the term". If when payment is made they have not been covered by the purchaser of the merchandise, they are re-rated at the loan account "covered bank acceptances".

After maturity, bank acceptances are subject to the cash reserve established for current liabilities at sight and before thirty (30) days.

Derivatives – The Board of Directors is in charge of establishing and approving policies, objectives and procedures for risk administration of risks inherent to the operations with derivatives, and establishes the criteria under which they shall be implemented.

According with Chapter XVIII of External Letter 100 of 1995, the Corporation appreciates and enters into books derivatives daily.

Operations with derivatives are defined as financial operations that may be exercised to purchase or sale assets as foreign exchange, securities or financial futures on rates of exchange, interest rates or

stock market indexes. The most common derivatives are term contracts or "forwards", options, futures and swaps or financial exchanges.

All of them are operations with compliance in the future.

The term "subjacent" is used within these operations to make reference to assets, reference rate or index which price movement determines the value of a derivative.

Existing Risks when Operations with Derivatives Take Place - Operations with derivatives are financial operations and as such are subject to evaluation for solvency, market, counterpart, operating and legal risks.

Solvency risk - Is the loss contingency for deterioration in the financial structure of the issuing bank or guarantor of a security that may generate a decrease in the investment value or in the payment capacity, total or partial, of the investment yield or the investment capital.

Market risk - Market risks depend on the behaviour of assets, rate or reference index. In this aspect by-products are similar to any other financial product, as bonds or accounts receivable denominated in other currencies, which value depends on interest rates and exchange rates. Notwithstanding, relations that determine the value of the derivatives are in general more complex and less known that those of the most traditional financial products.

Counterparty risk - Along the term of a derivative, its economic value or market value changes according with the fluctuations of the financial product negotiated, generating profits to one of the parties of the contract and losses to the other. When for any reason the non favoured party by the evolution of the derivative market value does not comply with its contractual obligations, a loss shall be generated to the other party; the risk for this loss is known as the counterpart risk.

Operating risks - Operating risks arise from deficiencies in some aspect of the execution of a derivative program. Causes for operating risks are similar to those that may occur when handling more traditional financial instruments, but due to the complexity of derivatives, it is more difficult to prevent; among these causes are failure in management contracts, information systems, bad settlements, incompetence or human error.

Legal/Juridical risk - Accelerated development and constant evolution of derivatives oblige to operate within a complex and frequently uncertain legal environment. The legal risk is defined, among others, as that resulting from the possibility that to contracts representative of operations with derivatives, enforceability is not recognised; there is no standard way to quantify this risk.

Risk profile - The Corporation has established a Treasury Products Manual where each of the authorised treasury operations is listed in detail, among which are Derivative products.

The Corporation has denominated its risk profile as Speculative, within the policies and limits established by the Board of Directors, that are monitored by the Risk Area, that reports monthly compliance to the Board of Directors.

Operations with derivatives are financial operations and as such they are subject to evaluation for market risks, solvency and juridical risks defined in Chapter XVIII of the Accounting and Financial Basic Circular Letter of the Superintendence of Finance.

Credit exposition is calculated according with annex 4 of External Circular Letter 025 of 2008. Notwithstanding, volatility used by the Corporation for the calculation of the credit exposition of derivatives and Spot operations with DVP compliance is based in External Circular Letter 076 of 2000, as follows:

Term by days	Fixed revenue	Foreign Exchange
Intraday	1,23%	1,12%
1 to 90	5,2%	10,6%
91 to 180	7,4%	15,0%
Greater than 180	10,8%	21,2%

Should real volatility be higher than the one used in the aforementioned table, real volatility plus an additional 10% shall be applied.

For real volatility it is understood the one calculated with the history of the TRM (Market Representative Rate) for foreign exchange and the IDP (Public Debt Index) for fixed rate, in a mobile window according with the term analysed.

Derivative products authorised by the Superintendence of Finance of Colombia are valuated as provided in External Circular Letter 025 of 2008.

Derivative products authorised for celebrating operations at the Corporation Treasury are: Forwards on Securities, Forwards on Foreign Currency, Forward Peso-American Dollar, Forward Foreign Currency X – Foreign Currency Y, European Options on Foreign Currency, European Options on Securities, Currency Swaps, Interest Rate Swaps and Futures.

Derivative products authorised to celebrate operations in the Corporation Treasury are the following: Forwards on Securities, Peso-American Dollar Forward, Forward foreign exchange X– foreign exchange Y, European Options on Foreign Exchange, European Options on Securities, Currency Swaps, Interest Rate Swaps and Futures Derivative Operations may only be made with customers with available quota.

Traders authorised to make operations with derivatives shall be those certified as derivatives operators at AMV.

Corficolombiana has a technologic platform that allows recording and registry of operations agreed with customers.

The treasury back office is the area in charge of confirming compliance of customer derivative operations.

Derivatives not authorised by Corficolombiana may not be negotiated.

Risk concentration limits are established as follows:

- Market risk as a function of the loss limit of 100 basic points of the portfolio Forward Peso/Dollar.

- Liquidity risk as a function of Forward delivery and Non Delivery Peso/Dollar maturity concentration

- Credit Risk as a function of quota established by the Board of Directors, which are previously recommended by the loan committee.

- Operational Risk as a function of inherent and residual risk maps established for Derivative products.

Accounting of Derivative financial instruments with speculation purposes - Derivative financial instruments with speculation purposes are accounted in the Corporation Balance, from the date of their celebration, for their fair exchange price. When in the initial date the value of contracts is zero, that is that no payments or physical deliveries are made among the parties, the state of results is not affected. In subsequent valuations, variations in the exchange fair price must be recorded in the status of results according with the provisions of Chapter XVIII of External Circular Letter 100 of 1.995.

Independently from if the accumulated variation of the exchange fair price of a derivative financial instrument with speculation purposes is positive (profit) or negative (loss), said variation is daily revealed in the status of results in the corresponding income or expenses sub-account where the derivative financial instrument is to be recorded, whether an accumulated profit or an accumulated loss. The same happens with each of the derivative financial instruments negotiated.

Accounting of derivative instruments, established under Resolution 1420 of September 2008, that entered in effect from July 1st, 2009, was postponed by External Circular Letter 023 of 2009 and shall apply from January 1st, 2010.

Methodologies for the valuation of derivatives are flexible and look for developing mechanisms for the evaluation and permanent control of specific risks of those operations applying the provisions of Chapter XVIII of External Circular Letter 100 of 1.995.

Parameters chosen for the evaluation - Parameters chosen shall be maintained during the fiscal period; if for the following fiscal period the entity wants to modify them, the entity shall inform the Superintendence of Finance at least one month in advance.

Time limit to make operations with derivatives - All operations with derivatives shall be made with a term of more than three (3) business days, from the date agreed as the beginning of the operation

and the compliance or settlement date, except those foreign exchange purchase and sale operations ruled by the Board of Directors of Banco de la República under Resolution 4 of 1999, on which compliance date for their compliance shall be within the immediately following two (2) business days.

f. *Realisable goods and received as dation in payment* – It records the value of goods received by the Corporation in payment of unpaid balances from credits to its favour.

Goods received as dation in payment represented in real estate are received based on a commercial appraisal technically determined, and movables, stock and participations, based on their market value

Goods received as dation in payment represented in securities are valuated and accounted for according with the provisions of Chapter 1 of the Basic Accounting and Financial Circular Letter 100 of 1995, on investments.

For recording goods received as dation in payment the following conditions are taken into account:

- The initial record is done according to the value determined in the judicial award or that agreed with debtors.
- When the good received as dation in payment is not in disposal conditions, its cost increases with the necessary costs incurred for the sale.
- If between the value on which the good is received, and the value of the loan to be paid a balance exists to the favour of the debtor, this difference shall be accounted for as an account payable; should the value of the good not be sufficient to pay for the total obligation, a provision equivalent to the difference shall be constituted.

g. *Provision for realisable goods and goods given as dation in payment* - Individual provisions for real estate are constituted applying the model developed by the Corporation and approved by the Superintendence of Finance. The model estimates the maximum loss expected in the sale of the goods received as dation in payment, according with the recovery history on goods sold, including expenses incurred in their receipt, maintenance and sale of them, and grouping of them in common categories in order to estimate the provision base rate. This rate shall be adjusted monthly until reaching eighty per cent (80%) of the provision.

For real estate, within the following year to reception of the good, a provision is constituted, equivalent to thirty five per cent (35%) of the acquisition cost of the good received in payment, that must be increased in the second year in an additional thirty five per cent (35%) until reaching seventy per cent (70%) of value in books of the good received in payment, before provisions.

Once the legal term for sale has expired with no authorisation for an extension, the provision must be of one hundred per cent (100%) of the remaining value in books. Should an extension be awarded, the thirty per cent (30%) of the provision may be constituted in the term of the extension.

With respect to the provisions of the BRDP, movables that correspond to investment titles, these are constituted under the criteria established in chapter I of the Basic Accounting and Financial Circular Letter 100 of 1995.

h. *Property and equipment* - It records tangible assets acquired, built or in the importation, building or assembly process, used permanently in the development of the business and with a useful life exceeding one (1) year. It includes direct and indirect costs and expenses caused as of the date on which the asset is in use conditions.

Additions, improvements and extraordinary repairs that significantly increase the useful life of the assets, are recorded as a greater value, and disbursements for maintenance and repair made for the conservation of these assets shall be charged to expenses, as caused.

Depreciation is recorded using the straight line method and according to the number of useful life years estimated of the assets. Annual depreciation rates for each asset item are as follows:

Buildings	5%
Fixtures and equipment	10%
Computers	20%
Vehicles	20%

i. *Branch Offices and Agencies* – It records the movement of operations carried out between the General Direction and the Agencies.

Balances are conciliated monthly and resulting pending entries are regularised in a term not greater than thirty (30) calendar days.

As of the closing of accounts, net balances are rerated reflecting sub-accounts of branch offices and agencies to the active or passive accounts and the corresponding income and expenses are recognised.

j. Prepaid expenses – Advance expenses correspond to disbursements incurred by the Corporation in the development of its activity, and the benefit is received during various periods. These expenses may be recoverable and suppose the successive execution of the services to be received.

Amortisation is carried out as follows:

- Interests are caused during the prepaid period.

- Insurance during the term of the policy.

- Maintenance of equipment and computer programs – software – during the term of the contract.

- Connection insurance during the period on which services are received.

- Other anticipated expenses during the period on which services are received or costs or expenses are caused.

k. Deferred charges – Deferred charges correspond to costs and expenses that benefit future periods and are not susceptible to being recovered. Amortisation is recognised from the date on which they contribute to income generation.

- Refurbishes in a period not greater than two (2) years.

- Software in a period not exceeding three (3) year, notwithstanding, when the programs are of an advanced technology and constitute a global platform that allows the future growth of the entity in accordance with the progress of the market, and with development or acquisition costs greater than 30% of the technical equity of the corresponding entity, including hardware and prior opinion of the Superintendence of Finance, it may be deferred to five (5) years from the moment on which each product begins its productive stage, by means of a gradual and ascending program with percentages of 10%, 15%, 20%, 25% and 30%, respectively, or by means of equal aliquots.

- Expenses incurred in the research and development of studies and projects shall be deferrable, provided that attributable expenses may be identified separately and their technical feasibility has been demonstrated, their amortisation shall be done in a period of not more than two (2) years

- Deferred charges resulting from refurbishing of properties in leasing shall be amortised in the period that is less between the term of the corresponding agreement (not considering extensions) and its probable useful life.

- Office utensils and stationary in accordance with actual consumption.

- Property tax during the pre-paid fiscal term.

- Deferred charges resulting from advertising and propaganda shall be amortised during a period equal to that period established for the accounting period, this is, during six (6) months, provided disbursements exceed twenty (20) monthly minimum wages. Notwithstanding, for advertisement and propaganda expenses that correspond to promotion campaigns carried out as a result of the constitution of the Entity or originated for the launching of new products or due to a change in the brand name or in the name of the institution or its products, the amortisation period shall not exceed a three (3) years term; at all events they shall only be deferred during the aforementioned period, expenses incurred within the following six (6) months to the occurrence of the situations referred.

- Disbursements corresponding to occasional advertisement and propaganda shall not be susceptible to be deferred, independently from their amount.
- Contributions and affiliations, during the corresponding prepaid period.
- Fees paid for by-products during the contract period.
- The remaining concepts are amortised during the disbursement recovery estimated period or of attainment of the expected benefits.

l. Rights in trusts - Recorded within other assets, it includes rights generated by virtue of the celebration of mercantile trust contracts that give the trustor or beneficiary the possibility to exercise them in accordance with the formal act or the law.

Trust rights were adjusted for inflation to December 31st, 2000 according with the nature of the conveyed good.

According to the type of asset, they are subject to the evaluation rules and provision constitution and for legal ceilings.

m. Valorisations

Assets object of valorisation –

- Investments available for sale in participative securities.
- Properties and equipment, specifically real estate.
- Art and cultural goods.

Posting/Entering in books - Investments available for sale in participative securities, in the event that the updated investment value with the participation corresponding to the investor is higher than the value by which the investment is recorded, the difference shall first affect the provision or de-valorisation until exhausted and the excess shall be recorded as a valorisation surplus.

Valorisations of real estate are determined confronting real estate net cost with the value of commercial appraisals made by persons or firms of recognised specialty and independence.

In the event of a de-valorisation, according to caution standards, a provision is constituted for each property individually considered.

Valorisation of art and cultural goods is recorded taking into account the conservation condition of the works of art, their originality, size, technique and quotation of similar works.

Valorisation of goods received in payment is recorded in memorandum accounts.

n. *Anticipated income* - Anticipated income corresponds to fees received in advance that are amortised to results based on its causation; in this item are also recorded profits for good sales on credit that result on income as they are being collected.

o. *Retirement pensions* - The provisions of Decree 1517 of August 4, 1998 are applied, that allow an annual increase of the amortised percentage of the actuarial calculation. That annual provision is increased rationally and systematically, in order that as of December 31st, 2010 one hundred per cent (100%) of the corresponding calculation is amortised. From that time, amortisation in said percentage shall be maintained. With respect to the Corporation the actuarial calculation is completely amortised.

Payment of retirement pensions is charged to the constituted provision.

p. *Income tax* - The expense for income tax is determined based on taxable revenue or presumptive revenue whichever is greater, on which the corresponding tax rates are applied.

q. *Estimated liabilities and provisions* - The Corporation records provisions to cover estimated liabilities, taking into account that:

- An acquired right exists and consequently, a contracted obligation.
- Payment is enforceable or probable and
- The provision is justifiable, assessable and verifiable.

In the same way, it records values estimated resulting from taxes, contributions and affiliations.

r. *Conversion of transactions in foreign currency* – Operations in foreign currency different to the Dollar are converted to American Dollars and then are re-stated in Colombian Pesos at the market representative rate of exchange calculated on the last business day of the month. As of June 30, 2009 and December 31st, 2008 rates were $2.145.21 and $2.243.59 respectively. (Amounts in Colombian Pesos).

s. *Contingent accounts* – Operations by means of which the Corporation acquires a right or assumes an obligation that are conditioned to the occurrence or not of a fact, depending of future, eventual or remote factors are recorded hereunder.

t. *Memorandum/Order accounts* - Operations with third parties that due to their nature do not affect the financial standing of the Corporation are recorded in these accounts. Also included are fiscal memorandum accounts where figures for the preparation of tax statements are recorded; it also includes registration accounts used for fiscal effects, of internal control or management information..

u. *Net profit per share* - In order to determine net profit per share, the Corporation uses the weighted average of subscribed stock by their circulating time during the accounting period. As of June 30, 2009 and December 31, 2008, the weighted average of circulating stock was 170.738.972 and 169,249.676 respectively.

v. Cash flow status - As provided under Article 120 of Decree 2649, the Corporation prepares the cash flow statement using the indirect method that includes the conciliation of the year net profit and cash provided by operation activities.

w. Main differences between especial regulations and accounting regulations generally accepted in Colombia - Especial accounting norms established by Superintendence of Finance present some differences with accounting norms generally accepted in Colombia, as the following:

Properties, Plant and Equipment- Generally accepted accounting norms determine that at the closing of the period, the net value of properties, plant and equipment, with an adjusted value that exceeds twenty (20) legal minimum monthly wages, shall be adjusted to its realisation value or to its current value, recording the necessary appreciations and provisions, whilst especial norms do not present conditions for this type of assets.

Bonus on Share Placing - The especial norm provides that the bonus in share placing is recorded as part of the legal reserve meanwhile the generally accepted norm indicates that it has to be recorded separately within the equity.

3. AVAILABLE

	June 30 2009	December 31 2008
Legal currency:		
Banco de la República	$ 8.373,7	$ 56.151,9
Banks and other financial entities	32.434,2	29.982,9
	40.807,9	86.134,8
Foreign currency:		
Cash	4,8	4,2
Banco de la República	13,5	14,0
Banks and other financial institutions	124.358,8	189,2
	124.377,1	207,4
	165.185,0	86.342,2
Provision	(2,0)	(2,5)
	$ 165.183,0	$ 86.339,7

No other restrictions on the available existed different to the cash reserve deposited in Banco de la República (Central Bank).

The provision recorded corresponded to debit notes pending to be accounted for higher than 30 days as of June 30, 2009 for $2,0 , and December 31st , 2008 for $2,5.

4. ACTIVE POSITIONS IN MARKET OPERATIONS

	June 30 2009 Balance	Rate	December 31 2008 Balance	Rate
Interbank Funds sold				
Ordinary (1)	$ -	-	$ 1.250,0	9,66
Investments in simultaneous operations (1)	15.915,0	5,18	15.188,4	10,00
Over Night Operations (2)	-		68.990,4	
	$ 15.915,0		$ 85.428,8	

(1) It corresponds to the weighted average rate of operations in force in legal currency as of the closing of the period.

(2) For the semester ended on December 2008, these investments were not generating profit as a consequence of the crisis in the USA, according with the interest recognition agreement the CFC has with Bank of America.

The aforementioned amounts are not subject to restrictions or limitations.

Should a non compliance be present, the Corporation is supported with the transference in ownership of the negotiated securities. During the fiscal periods corresponding to the semester ended on June 30, 2009 and December 31, 2008, no non-compliances occurred.

5. INVESTMENTS

	June 30 2009	December 31 2008
Negotiable in debt securities:		
Internal public debt securities issued or guaranteed by the Nation	$ 167.263,9	$ 75.278,2
External public debt securities issued or guaranteed by the Nation	38.852,6	73.973,0
Other public debt securities issued, indorsed or Guaranteed by FOGAFIN	-	1.611,5
	220,0	223,4
Securities with credit content derived from tenure processes or mortgage portfolio	7.573,0	8.264,3
Securities with credit content derived from subjacent tenure processes different to mortgage portfolio	40.019,2	41.433,5
Securities issued, indorsed accepted or guaranteed by institutions supervised by Superintendencia Financiera	13.107,0	23.982,5
Securities issued by entities not controlled by Superintendencia Financiera	9.004,2	10.784,4

	June 30 2009	December 31 2008
Total negotiable investments debt titles	$ 276.039,9	$ 235.550,8

	June 30 2009	December 31 2008
To be held until maturity:		
Internal public debt securities issued or guaranteed by the Nation	501,0	0,9
Total to be held until maturity	$ 501,0	$ 0,9
Available for sale in debt titles:		
Internal public debt securities issued or guaranteed by the Nation	336.656,6	279.093,0
External public debt securities issued or guaranteed by the Nation	99.953,8	-
Securities issued, indorsed accepted or guaranteed by institutions supervised by Superintendencia Financiera	82.423,6	109.716,2
Securities issued by entities not supervised by Superintendencia Financiera	74.820,5	70.995,2
Total available for sale debt titles	$ 593.854,5	$ 459.804,4
Investment re-purchase rights:		
Negotiable in debt titles		
Internal public debt securities issued or guaranteed by the Nation	46.545,1	37.226,7
Securities issued, indorsed, accepted or guaranteed by institutions controlled by Superintendencia Financiera	20.927,1	50.653,5
Securities issued by entities not under the control of Superintendencia Financiera (included bonds obligatory or optionally convertibles in stock)	2.122,7	-
To be held until maturity:		
Internal public debt securities issued or guaranteed by the Nation	54.925,8	53.883,5
Other public debt securities	41.171,33	39.615,7
Available for sale in debt securities:		
Internal public debt securities issued or guaranteed by the nation	302.729,1	167.201,1
Securities issued, indorsed, accepted or guaranteed by institutions controlled by Superintendencia Financiera	-	15.275,9
Total investment re-purchase rights	$ 468.421,1	$ 363.856,4

Negotiable – Participative Securities

	June 30, 2009		
	Social capital	Participation %	Market Value
In the real sector			
Enka de Colombia S.A.	117.737,2	0,35	$ 293,4
In joint portfolios			43.364,5
			$ 43.657,9

In June 2009, the Corporation decided to re-classify Enka de Colombia S.A. investment from available for sale to negotiable investment. The effect in the result statement was a loss of ($2.110,7). In the same way, the investment in Banco de Occidente S.A. was re-classified to Available for sale, due to a change in marketability that went from medium to low.

	December 31, 2008		
	Social capital	Participation %	Market value
In the financial sector			
Banco de Occidente S.A.	4.110,8	0,26	$ 5.575,6
In joint portfolios	-	-	63.251,3
			$ 68.826,9

Investments available for sale participative securities with low or minimum marketability -

June 2009

	Equity value	No. Shares	Participation %	Acquisition cost	Adjusted cost	Market value	(*)	Valorisations	De-valorisation	Provision
Banco Corficolombiana (Panama) S.A.	USD$ 5.753,7	6.019.000	100,00%	$ 12.126,8	$ 12.912,0	$ 12.343,0	1	$ -	$ 569,0	$ -
Colombiana de Licitaciones y Concesiones Ltda.	30.085,0	1.964.422	99,99%	16.836,1	20.437,2	30.084,9	1	9.647,7	-	-
Organización Pajonales S.A	116.549,4	1.232.798	94,99%	24.757,9	36.853,2	110.715,1	1	73.861,9	-	-
Tejidos Sintéticos de Colombia S.A.	22.293,7	52.786.049	94,99%	13.648,7	15.688,9	21.176,7	1	5.487,8	-	-
Inversora en Aeropuertos S.A. (a)	8,2	14.247	94,98%	14,2	14,2	-		-	-	-
Valora S.A.	32.655,8	233.001.965	94,95%	22.110,9	29.576,9	30.998,2	1	1.421,3	-	-
Estudios Proyectos e Inversiones de los Andes S.A.	85.186,1	31.665.997	94,87%	52.437,5	40.980,3	80.742,9	1	39.762,6	-	-
Leasing Corficolombiana S.A.	67.393,0	152.795.280	94,50%	34.841,6	57.277,0	63.686,4	1	6.409,4	-	-
Casa de Bolsa Corficolombiana S.A.	11.493,0	1.564.053	94,50%	4.286,5	10.557,8	10.993,9	1	436,1	-	-
Fiduciaria Corficolombiana S.A.	40.412,0	21.147.017	94,50%	25.427,4	23.455,2	38.189,5	1	14.734,3	-	-
Proyectos de Infraestructura S.A.	110.906,1	34.389.667	88,25%	105.204,7	68.375,9	108.050,3	1	39.674,4	-	-
Hoteles Estelar de Colombia S.A.	160.481,9	25.829.512	84,91%	71.824,8	48.435,3	136.356,3	1	87.921,0	-	-
Promotora y Comercializadora Turística Santamar S.A.	16.137,6	320.989.826	84,55%	10.973,4	9.498,6	11.517,0	1	2.018,4	-	-
Gas Comprimido del Perú (a)	4,195.8	10.103.722	80,00%	8.342,0	8.342,0	-		-	-	-
Plantaciones Unipalma de los Llanos S.A.	62.083,7	1.454.285.709	54,53%	19.174,3	16.666,9	33.853,9	1	17.187,0	-	-
Industrias Lehner S.A.	27.438,7	24.111.680	49,83%	12.652,8	12.652,9	13.672,7	1	-	-	2.530,5
Valores de Occidente S. A.	3.146,9	1.162.713	48,99%	2.357,3	2.257,4	1.537,1	1	-	720.3	-
Leasing de Occidente S.A.	219.585,5	419.821.380	45,24%	56.009,3	78.733,7	99.343,5	1	20.609,8	-	-
Pizano S.A.	192.015,0	25.912.113	39,99%	31.503,4	30.951,7	58.733,6	2	27.781,9	-	-
Futbolred.com S.A. (b)	-	120.000	35,67%	361,6	361,6	-		-	-	361,6
Concesionaria Tibitoc S.A.	43.326,4	9.086.933	33,33%	12.799,5	9.822,7	13.968,3	2	4.145,6	-	-
Aerocali S.A.	14.203,7	126.654	33,33%	2.258,5	2.473,6	4.554,9	1	2.081,3	-	-
Sociedad Transportadora de Gas del Oriente S.A.	65.826,7	81.076.953	20,00%	3.705,6	10.277,5	13.174,0	1	2.896,5	-	-
Colombiana de Extrusión S.A. Extrucol	19.039,3	315.420	20,00%	2.526,0	1.784,8	3.832,0	1	2.047,2	-	-
Compañía Aguas de Colombia	6.148,6	560.000	20,00%	448,4	1.096,7	1.230,8	3	134,1	-	-
Other companies with participation of less than 20%					330.234,9			119.025,4	22,4	5.918,4
Total investments available for sale participative securities with low or minimum marketability					$ 879.718,9 (1)			$ 477.283,7	$ 1.311,7	$ 8.810,5

(a) Do not present equity value for being recently created companies.

Does not present equity value because the Corporation has no updated information as of June 2009. This investment has been completely provisioned.

(*) It corresponds to the dates of certificates used for investment evaluation based on equity variations.

(1) Equity value as of May 31, 2009
(2) Equity value as of March 31, 2009
(3) Equity value as of December 31st, 2008

With high and medium marketability

	Social Capital	No. of shares	participat. %	Acquisition cost	Value in Stock Exchange	Market Value
With high marketability						
Tablemac S.A.	$ 35.557,6	3.019.057.079	11,88%	$ 4.226,6	$ 5,48	$ 16.544,4
Bolsa de Valores de Colombia	18.249,5	613.809.805	3,36%	11.471,2	27,02	16.585,2
Bolsa de Valores de Colombia	18.249,5	14.237.438	0,0%	-	25,79	367,2
						33.496,8
With medium marketability						
Promigas S.A.	13.298,5	19.123.532	14,39%	480.780,9	39.804	761.193,1
Mineros S.A.	158,9	18.275.422	6,98%	50.257,4	2.920	53.364,2
						814.557,3
					(1)	848.054,1
Total investments available for sale (1)						$ 1.727.773,0

Investments available for sale participative securities with low or minimum marketability –

December 2008

	Equity Value	No. Shares	Participation %	Acquisition cost	Adjusted cost	Market value	(*)	Valorisations	Devalorisation	Provision
Banco Corficolombiana (Panama) S.A.	USD$ 3.034,9	6.019.000	100,00%	12.126,8	13.504,2	6.809,2	1	-	6.695,0	-
Colombiana de Licitaciones y Concesiones Ltda.	31.651,1	1.964.422	99,99%	16.836,1	20.437,2	31.651,2	1	11.214,0	-	-
Organización Pajonales S.A	107.069,4	1.227.259	94,99%	24.757,9	36.353,1	101.709,7	1	65.356,6	-	-
Tejidos Sintéticos de Colombia S.A.	21.212,9	52.786.049	94,99%	13.648,7	15.688,9	20.150,1	1	4.461,2	-	-
Inversora en Aeropuertos S.A. (b)	-	4.749	94,98%	4,7	4,7	-	-	-	-	-
Valora S.A.	31.643,9	233.001.965	94,95%	22.110,9	29.576,9	30.037,5	1	460,6	-	-
Estudios Proyectos e Inversiones de los Andes S. A.	83.166,3	31.665.997	94,87%	52.437,5	40.980,3	78.903,7	1	37.923,4	-	-
Leasing Corficolombiana S.A.	62.187,3	142.281.131	94,50%	34.841,6	52.924,2	58.767,0	1	5.842,9	-	-
Casa de Bolsa Corficolombiana S.A.	9.036,6	1.564.053	94,50%	4.286,5	10.557,8	8.672,6	1	-	1.885,2	-
Fiduciaria Corficolombiana S.A.	31.710,9	18.774.477	94,50%	25.427,4	19.659,0	29.966,8	1	10.307,7	-	-
Proyectos de Infraestructura S.A.	106.624,2	34.389.667	88,25%	105.204,7	68.375,9	104.271,4	1	35.895,5	-	-
Hoteles Estelar de Colombia S.A.	152.237,3	25.316.532	84,91%	71.824,8	45.701,1	129.355,0	1	83.654,0	-	-
Promotora y Comercializadora Turística Santamar S.A.	16.108,4	320.989.826	84,55%	10.973,4	9.498,6	9.498,6	3	-	-	2.914,6
Plantaciones Unipalma de los Llanos S.A.	59.538,4	1.454.285.709	54,53%	19.174,3	16.666,9	32.466,0	3	15.799,0	-	-
Industrias Lehner S.A.	24.050,8	24.111.860	49,83%	12.652,8	12.652,8	11.879,5	1	-	773,3	-
Valores de Occidente S. A.	2.922,9	1.162.713	48,99%	2.357,3	2.257,4	1.424,7	2	-	832,8	-
Leasing de Occidente S.A.	203.359,9	392.237.405	45,24%	56.009,3	72.152,1	92.002,8	1	19.850,6	-	-
Pizano S.A.	191.632,2	25.912.113	39,99%	31.503,4	30.951,7	55.285,4	3	27.693,5	-	-
Futbolred.com S.A. (a)	-	120.000	35,67%	361,6	361,6	-	3	-	-	361,6
Concesionaria Tibitoc S.A.	43.160,9	9.086.933	33,33%	12.799,5	9.822,7	13.913,1	1	4.090,4	-	-
Aerocali S.A.	16.916,4	126.654	33,33%	2.258,5	2.473,6	5.459,0	1	2.985,3	-	-
Sociedad Transportadora de Gas del Oriente S.A.	34.108,4	25.076.953	20,00%	3.705,6	5.577,5	6.973,2	5	2.295,7	-	-
Colombiana de Extrusión S.A. Extrucol	19.176,6	315.420	20,00%	2.526,0	1.784,8	3.859,5	1	2.074,6	-	-
Compañía Aguas de Colombia	5.998,5	560.000	20,00%	448,4	1,096,7	1.199,7	4	103,0	-	-
Other companies with participation of less than 20%					298.700,5			93.492,9	3.446,9	4.086,6
					817.760,2(1)			432.500,9	13.633,2	7.362,8

On November 26, 2008, the Corporation sold its investment in Lloreda S.A.. This operation was approved by the Board of Directors as provided in acts Nos. 1624, 1627 and 1628 of July 2nd , 2008, August 27, 2008, September 10, 2008 respectively. Tjis operation generated the Corporation an investment sale profit of $21.440.4.

(a) It does not present equity value because the Corporation had no information updated to December 31, 2008, this investment is totally provisioned .

(b) It does not present equity value for being a recently created company.

(*) Corresponds to the dates of the certificates used for the evaluation of the investments based on equity variations.

(1) Equity value as of November 30, 2008
(2) Equity value as of October 31st, 2008
(3) Equity value as of September 30, 2008
(4) Equity value as of June 30, 2008

With high and medium marketability

	Social capital	No. of shares	Particip. %	Acquisition cost	Value in Stock Exchange	Market Value
With high marketability						
Tablemac S.A.	$ 35.557,6	3.019.057.079	11,88	$ 4.226,6	3,74	$ 11.291,3
Bolsa de Valores de Colombia	18.249,5	613.809.805	3,36	11.471,2	18,20	11.171,3
With medium marketability						
Promigas S.A.	13.298,5	19.123.532	14,37	480.780,9	36.770,28	703.177,6
Enka de Colombia	117.737,2	34.448.128	0,29	1.963,3	4,90	168,8
Av Villas (Ordinary shares	22.473,1	45.677	-	140,4	2.980,07	136,1
Mineros S.A.	158,9	18.275.422	6,98	50.257,4	2.400,00	43.861,0
						$ 769.806,1
Total investments available for sale (1)					(1)	$ 1.587.566,3

In October 31st, 2008, the Investment it had as mixed security product derived from titularisation processes of Fibratolima to Trust Rights for the liquidation of Fibratolima were re-classified, the warehouse remaining in an autonomous equity.

No economic restrictions and juridical on Investments exist.

The Corporation evaluated and rated under credit risk all investments in participative securities, except for investments made in securities with high and medium marketability by Superintendencia Financiera. The following is the result:

	Rating		Provision for credit risk	
	June 2009	December 2008	June 2009	December 2008
Aerocali S.A.	A	A	$ -	$ -
Alimentos derivados de la Caña S.A	A	A	-	-
Aquacultivos del Caribe S.A.	E	E	477,4	477,4
AV Villas	A	A	-	-
Banco Corficolombiana (Panamá) S.A.	A	A	-	-
Banco de Occidente	A	A	-	-
Bladex S.A.	A	A	-	-
C.I. Yumbo S.A.	A	A	-	-
Caribú Internacional S.A.	E	E	782,3	782,3
Cámara de Compensación de Divisas de Colombia S.A.	A	A	-	-
Cámara de Riesgo Central de Contraparte de Colombia S.A.	A	A	-	-
Casa de Bolsa Corficolombiana S.A.	A	A	-	-
Cine Colombia S.A.	-	A	-	-
Colombiana de Extrusión S.A. Extrucol	A	A	-	-
Colombiana de Concesiones y Licitaciones Ltda.	A	A	-	-
Colombina S.A.	A	A	-	-
Compañía Aguas de Colombia	A	A	-	-
Concesionaria Tibitoc S.A.	A	A	-	-
Corporación Andina de Fomento	A	A	-	-
Coviandes S.A.	A	A	-	-
Depósito Central de Valores- Deceval	A	A	-	-
Estudios Proyectos e Inversiones de los Andes S.A.	A	A	-	-
Eternit Colombiana S.A.	A	A	-	-
Empresa de Energía de Bogotá	A	A	-	-
Fiduciaria Corficolombiana S.A.	A	A	-	-
Fiduciaria de Occidente S.A.	A	A	-	-
Futbolred.com S.A.	E	E	361,6	361,6
Inversora en Aeropuertos	A	A	-	-
Gas Comprimido del Perú	A	-	-	-
Gas Natural S.A. E.S.P.	A	A	-	-
Gasoducto del Tolima S.A.	A	A	-	-
Hoteles Estelar de Colombia S.A.	A	A	-	-
Huevos Oro Ltda.	A	-	-	-
Inducarbón	E	E	1,1	1,1
Industria Colombo Andina-Inca S.A.	A	A	-	-
Industrias Lehner S.A.	B	A	2.530,5	-
Jardín Plaza S.A.	A	A	-	-
Leasing de Occidente S.A.	A	A	-	-
Leasing Corficolombiana S.A.	A	A	-	-
Mavalle S.A.	A	A	-	-
Metrex S.A.	A	A	-	-
Organización Pajonales S.A.	A	A	-	-
Petróleos Colombianos Limited	E	E	106,4	111,3
Petróleos Nacionales S.A.	E	E	257,3	257,3
Pizano S.A.	A	A	-	-

	Rating		Provision for credit risk	
	June 2009	December 2008	June 2009	December 2008
Plantaciones Unipalma de los Llanos S.A.	A	A	-	-
Proinversiones S.A.	C	C	3,8	3,8
Promisión Celular S.A. Promicel	C	A	1.306,5	-
Promotora de Inversiones Ruitoque S.A.	B	C	198,4	184,8
Promotora y Comercializadora Turística Santamar S.A.	A	C	-	2.914,6
Promotora la Alborada S.A.	E	E	316,3	316,3
Promotora la Enseñanza S.A.	E	E	69,8	69,8
Proyectos de Infraestructura S.A.	A	A	-	-
Sociedad de Inversiones en Energía S.A.	A	A	-	-
Sociedad Hotelera Cien Internacional S.A.	A	A	-	-
Sociedad Transportadora de Gas del Oriente S.A.	A	A	-	-
Tejidos Sintéticos de Colombia S.A.	A	A	-	-
Textiles el Espinal S.A.	E	D	2.399,1	1.439,6
Valle Bursátiles	A	A	-	-
Valora S.A.	A	A	-	-
Valores de Occidente S.A.	A	A	-	-
Sales and Services	A	A	-	-
			8.810,5	6.919,9
Provision market risk participative securities			-	23,3
Investments general provision			-	419,6
			8.810,5	7.362,8
Debt securities provision			2.295,4	1.530,2
Total provisions			$ 11.105,9	$ 8.893,0

Investments Provisions

Initial balance	$	8.893,0	$	113.269,0
Plus:				
Provision charged to expenses of the period		6.360,5		639,6
Adjustment in change		-		16,0
		15.253,5		113.924,6
Minus:				
Provision reimbursements		4.142,7		6.279,8
Adjustment in change		4,9		-
For sale of Lloreda S.A.(1)		-		98.751,8
Final balance	$	11.105,9	$	8.893,0

(1) See explanation to Lloreda provision on page 34.

Investments maturity is as follows:

June 30, 2009 portfolio maturity

	From 0 to 30 days	from 31 to 60 days	from 61 to 90 days	from 91 to 180 days	From 181 to 360 days	More than 360 days	General total
Consolidated portfolio							
Negotiable	$ 5.111	$ 50.990	$ -	$ 14.590	$ 17.318	$ 257.625	$ 345.635
Available	-	-	-	-	-	896.584	896.584
At maturity	6.580	202	535,0	10.406	23.448	55.427	96.598
Total general	$ 11.691	$ 51.193	$ 535,0	$ 24.996	$ 40.766,0	$ 1.209.636	$ 1.338.817
Forward purchase consolidated securities							
Rights	$ 5.201,2	$ -	$ -	$ -	$ -	$ -	$ 5.201,2
Obligation	5.207,4	-	-	-	-	-	(5.207,4)
Total	$ (6,22)	$ -	$ -	$ -	$ -	$ -	$ 6.22
Forward sale consolidated securities							
Rights	$ 5.211,9	$ -	$ -	$ -	$ -	$ -	$ 5.211,9
Obligation	(5.201,2)	-	-	-	-	-	(5.201,2)
Total	$ 10,7	$ -	$ -	$ -	$ -	$ -	$ 10,7
Forward purchase foreign exchange							
Rights	$ -	$ - -	$ -	$ 243.935,5	$ 1.572.522,5	$ 28.217,9	$ 1.844.233,8
Obligation	-	-	-	(246.397,1)	(1.598.484,1)	(30.940,6)	(1.875.821,9)
Total	$ -	$ -	$ -	$ (2.903,6	$ (25.961,7)	$ 2.722,7	$ 31.588,1
Forward sale foreign exchange							
Rights	$ -	$ -	$ -	$ 196.764.9	$ 2.027.417.8	$ 198.970.5	$ 2.423.153.2
Obligation	-	-	-	(194.585.1)	(1.9385.149.7)	(185.186.1)	(2.314.920.9)
Total	$ -	$ -	$ -	$ 2.179.4	$ 92.268.0	$ 13.784.4	$ 108.232.3

Portfolio maturity December 31st, 2008

	From 0 to 30 days	from 31 to 60 days	from 61 to 90 days	from 91 to 180 days	From 181 to 360 days	More than 360 days	General total
Consolidated portfolio							
Negotiable	$ -	$ 1.133	$ 50.227	$ 78.591	$ 193.480	$ -	$ 323.431
Available	-	-	-	58.333	583.948	-	642.281
At maturity	8.498	-	13.298	17.819	53.884	-	93.500
Total general	$ 8.498	$ 1.133	$ 63.525	$ 154.744	$ 831.313	$ -	$ 1.059.212
Forward purchase foreign exchange							
Rights	$ 1.105.857,5	$ 285.560,5	$ 143.823,2	$ 246.108,4	$ 89.273,7	$ 45.569,8	$ 1.916.193,0
Obligation	(1.091.506,6)	(273.615,6)	(136.068,4)	(239.814,9)	(85.265,8)	(47.062,9)	(1.873.334,2)
Total	$ 14.350,9	$ 11.944,9	$ 7.754,8	$ 6.293,5	$ 4.007,9	$ (1.493,1)	$ 42.858,8

	from 0 to 30 days	from 31 to 60 days	from 61 to 90 days	from 91 to 180 days	from 181 to 360 days	plus to 360 days	Total general
Forward sale of foreign exchange							
Rights	$ 1.117.353,4	$ 232.466,3	$ 146.085,4	$ 345.368,9	$ 270.129,2	$ 50.216,8	$ 2.161.619,9
Obligation	(1.125.758,0)	(232.033,7)	(149.764,5)	(379.389,8)	(286.149,0)	(53.639,9)	(2.226.734,9)
Total	$ (8.404,7)	$ 432,6	$ (3.679,1)	$ (34.020,9)	$ (16.019,7)	$ (3.423,1)	$ (65.115,0)

6. ACCEPTANCES, CASH OPERATIONS AND DERIVATIVES

	June 30 2009	December 31 2008
Cash operation rights	$ 13.094,8	$ 2.244,1
Cash operation obligations	(13.088,4)	(2.242,6)
Forward operation rights	4.230.540,0	4.075.568,8
Forward operation obligations	(4.153.979,6)	(4.097.826,5)
Future sale rights	34.165,3	72.140,5
Future sale obligations	(34.083,5)	(72.140,5)
Swap rights	687.718,8	667.119,2
Swap obligations	(685.239,7)	(661.452,3)
Put profit on securities	-	255,6
Put loss on foreign exchange	-	(60,6)
	$ 79.127,7	$ (16.394,3)

The Corporation has defined that it has to cover its risk due to the difference in change generated by its own position (assets less liabilities in foreign currency), what leads to make operations by means of carrying out futures contracts and operations with derivatives, when the market situation is worth it.

List of comparative average balances on obligations, rights, profit and loss

	June 30 2009				December 31 2008			
	Purch	Variation %	Purch	Variation %	Sale	Variation %	Purch.	Variation %
Rights								
Foreign Exchange	$2.861.964,2	11,13	$2.399.872,8	1,34	$2.575.278,7	$ (9,20)	$ 2.368.050,4	(3,67)
Securities	5.710,5	(0,33)	6.920,0	45,85	5.729,3	(70,50)	4.744,5	(67,81)
	$2.867.674,7		$2.406.792,8		$2.581.008,0		$ 2.372.795	
Obligations								
Foreign Exchange	$2.914.690,5	8,00	$2.374.553,7	4,25	$2.698.786,7	(2,65)	$2.277.853,8	(8,84)
Securities	5.753,3	0,51	6.940,4	46,17	5.723,9	(70,51)	4.748,1	(67,79)
	$2.920.443,8		2.381.491,1		$2.704.510,6		$ 2.282.601,9	

	June 30 2009				December 31 2008			
	Profit		Loss		Profit		Loss	
Monthly Average Result	$ 64.598,0	(30,26)	(56.126,3)	(39,11)	92.626,1	(9,53)	(92.175,4)	(533)

Correspond to the average of semester final balances during the semester.

Minimum and maximum terms oscillated between 3 and 365 days during the fiscal periods ending on June 30, 2009 and December 31st, 2008.

No limitations existed nor restrictions of any type for the execution of these contracts.

7. ACCOUNTS RECEIVABLE

		June 30, 2009		December 31, 2008
Other interests:				
Sold Inter-Bank funds	$	-	$	0,3
Loans to employees		15,6		15,4
Sundry		144,4		204,9
	$	160,0	$	220,6
Other				
Dividends and participations (1)	$	41.020,9	$	18.793,9
Leasing		19,6		29,8
Sale of goods and services (2)		926,0		960,5
Payments on account of customers		178,3		100,8
Prepayments contracts and suppliers		79,9		1,5
Advance payments to personnel		1,0		49,6
Sales tax to be paid Debit		5.367,7		6.518,8
Sundry (3)		9.800,5		3.352,7
	$	57.393,9	$	29.807,6

(1) As of June 30, 2009 this item included among other values the following: Promigas S.A. $20,041.5, Empresa de Energía de Bogotá $10,604.7, Organización Pajonales S.A. $2.000,0, Gas Natural E.S.P. $2,117.1, Mineros S.A. $1,632.9, Colombina S.A. $1,423.6, Aerocali $1,359.3. As of December 31, 2008 this item included, among other values, the following: Epiandes S.A. $12,029.1, Promigas S.A. $4,933.8, Hoteles Estelar S.A. $872.2, Colombina S.A. $426.5, Mineros S.A. $356.4, Fiduciaria de Occidente, $166.3, Inca S.A. $9.6.

(2) As of June 30, 2009, this item included, among other values, the following: Inversiones Gaviria Restrepo S.A. $823.8, FID-Fiducolombia payments Procampo $77.4. As of December 31st, 2008, this item included, among other values, the following: Inversiones Gaviria Restrepo $823.7, FID-Fiducolombina payments Procampo $77.4, other $ 59.4.

(3) As of June 30, 2009, this item included, among other values, the following: Findeter $1,218.8, Fondo de Cesantías Protección S.A. $519.2 , Fondo de Pensiones Santander S.A. $1,623.0, Danisco Colombia Ltda. $536.5, Banco Davivienda S.A. $1,833.4, Corredores Asociados S.A. $1,154.2., Banco de Bogotá $151.3, Banco de Occidente $258.5, E.P.M. Telecomunicaciones S.A. $158.7, Promotora la Alborada en Reestructuración $728.9. As of December 31st, 2008 this item included, among other values, the following: Currency Desk operations with the following client: Banco Davivienda $1,072.0.

Provision for accounts receivable -

	June 30 2009	December 31 2008
Initial balance	$ 1.972,1	$ 1.947,2
Plus:		
Provision charged to commercial operation expenses	1.485,1	1.323,3
	3.457,2	3.270,5
Minus:		
Reimbursements of commercial provision	50,5	111,0
Penalties accounts receivable	-	1.187,4
	$ 3.406,7	$ 1.972,1

8. REALISABLE GOODS AND RECEIVED AS DATION IN PAYMENT

Goods received in payment -

Real estate	$ 23.992,4	$ 23.401,7
Movables	1.731,6	1.731,7
	25.724,0	25.133,4
Minus provision	(20.302,9)	(20.264,6)
	$ 5.421,1	$ 4.868,8

Goods not used in the corporate purpose –

Land	$ 585,9	$ 585,9

The detail of goods received in payment, according with permanence time is as follows:

	June 30, 2009				
	between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Provision
Real estate	$ 1559,4	$ 460,0	$ 21.973,0	$ 23.992,4	$ 18.571,3
Movables	-	-	1.731,6	1.731,6	1.731,6
	$ 1.559,3	$ 460,0	$ 25.724,0	$ 25.724,0	$ 20.302,9

	December 31 2008				
	between 1 and 3 years	between 3 and 5 years	More than 5 years	Total	Provision
Real estate	540,0	345,0	22.516,7	23.401,7	18.532,9
Movables	-	-	1.731,7	1.731,7	1.731,7
	540,0	345,0	24.248,4	25.133,4	20.264,6

The Administration considers that immobilisation and materiality of these assets shall not produce important negative effects on the financial statements. At present the Corporation is taking the necessary steps for realising these goods within the terms established by the Superintendence of Finance. In general terms, goods are in good condition; the necessary provisions have been constituted for those in a deteriorated condition.

The Corporation has appraisals and insurance policies for its goods.

Provision for goods received in payment -

	June 30, 2009	December 31, 2008
Initial balance	$ 20.264,6	$ 20.846,3
Plus:		
Provision charged to expenses of the period	481,0	207,8
	20.745,6	21.054,1
Minus:		
Provision Reimbursements	7,8	731,2
Use sale of goods received in payment	434,9	58,3
	$ 20.302,9	$ 20.264,6

9. PROPERTY AND EQUIPMENT, NET

	June 30, 2009	December 31, 2008
Land	$ 2.950,3	$ 3.052,1
Buildings	10.406,7	11.092,6
Equipment, furniture and fixtures	8.542,1	8.744,2
Computer equipment	9.086,4	9.227,2
Vehicles	885,7	818,6
Mobilisation equipment (lifts)	360,7	360,7
	32.231,9	33.295,4
Depreciations		
Buildings	(7.071,5)	(7.207,1)
Equipment, furniture and fixtures	(7.260,8)	(7.389,0)
Computer equipment	(8.275,3)	(8.662,0)
Vehicles	(372,1)	(296,0)
Mobilisation equipment and machinery	(34,6)	(25,5)
	(23.014,2)	(23.579,6)
Provisions	(284,6)	-
Total property and equipment	$ 8.933,1	$ 9.715,8

Valorisations	$ 21.980,2	$ 26.507,4

Total depreciation recorded during the first semester of 2009 was of $612.2 and for the second semester of 2008 was of $588.1.

Te Corporation has maintained the necessary measures for the conservation and protection of its assets. As of June 30, 2009 and December 31st, 2008 insurance policies covering theft, fire, earthquake, riot, explosion, volcanic eruption, low tension, premises, loss or damage to offices and vehicles existed.

The Corporation has appraisals of its Real Estate Goods and no mortgages or ownership reserves exist on them, nor have them been transferred in collateral.

10. OTHER ASSETS

Permanent contributions - For the first semester of June 2009 and the second of 2008, permanent contributions to social clubs existed for $98.2.

Anticipated expenses and deferred charges – Movement of early expenses and deferred expenses during the first semester of 2009 is as follows:

	June	Charges	Amortisation	December
Early expenses				
Interest	$ 0,2	$ 1,2	$ 1,4	$ 0,4
Insurance	100,3	1.776,6	2.009,3	333,0
Leasing	61,0	122,1	61,1	-
Equipment maintenance	1,3	20,5	36,0	16,8
Maintenance of software	288,1	608,2	430,7	110,6
Other	37,7	352,1	334,0	19,6
Deferred charges:				
Organization and pre-operative	22,3	365,0	377,1	34,4
Refurbishing	3,2	-	82,6	85,8
Programs for computer, software	1.406,1	182,7	491,5	1,714,9
Utensils and stationary	39,4	65,2	60,5	34,7
Improvements to properties in leasing	183,0	92,5	129,1	219,6
Publicity and advertising	96,7	-	122,1	218,8
Taxes	127,9	322,4	194,5	-
Contributions and affiliations	-	589,3	617,6	28,3
	$ 2.367,2	$ 4.497,8	$ 4.947,5	$ 2.816,9

Other -

	June 30, 2009	December 31, 2008
Loans to employees	$ 1.975,6	$ 1.999,8
Other credit to employees	2,4	2,4
Deposits on guaranty	7.195,0	41.554,6
Deposits in future contracts	7.320,0	11.211,8
Art and cultural goods	266,9	266,9

Rights in trust (1)	41.581,5	41.545,9
Sundry (2)	6.685,7	33,0
	$ 65.027,1	$ 96.614,4

(1) Rights in Trusts

Trust for real estate development	$ 23.705,3	$ 23.621,9
Portfolio administration trust (*)	320,5	356,7
Realisable goods and received in payment trust	15.674,4	15.674,4
Property and equipment trust	345,6	345,6
Other trusts	1.535,7	1.547,3
	$ 41.581,5	$ 41.545,9

(*) Corresponds to the Autonomous Equity B product of Assets transfer to Banco de Bogotá.

(2) As of June 30, 2009 this item includes, among other values, the following: Withholding on source $5.746.5, surplus of early payments and withholdings, $919.4, Petty Cash $3.1, Early payment Industry and Trade $16.5. As of December 31, 2008 this item includes among other values, the following: surplus of early payments and withholdings $11.6, petty cash $3.1, early payment industry and trade $18.3.

Rating of loans to employees – The following is the detail of the rating of Loans to Employees and Ex-employees:

	June 30, 2009				
	Lodging consumption	Interest	Total	Provision	Guaranties
Rating loans to employees					
A- Normal	$ 1,737,3	$ 14,2	$ 1,751,5	$ -	$ 1.491,1

Rating of loans to ex-employees

A- Normal	$ 185,7	$ 1,2	$ 186,9	$ -	$ 85,4
E- Non recoverable	55,0	0,2	55,2	54,2	35,4
	$ 240,7	$ 1,4	$ 242,1	$ 54,2	$ 120,8

Rating of loans to employees -

	December 31st, 2008				
	Lodging consumption	**Interest**	**Total**	**Provision**	**Guaranties**
Rating loans to employees					
A- Normal	1.719,9	13,5	$ 1.733,4	-	2.427,4

Rating of loans to ex-employees

	Lodging consumption	**Interest**	**Total**	**Provision**	**Guaranties**
A- Normal	224,7	2.2	$ 226,9	-	208,5
B- Acceptable	3,6	0.1	3,7	-	3,6
C- Appreciable	7,4	0.2	7,6	0,1	-
E- Non recoverable	46,6	-	46,6	46,6	43,1
	282,3	2,5	$ 284,8	46,7	255,2

Provision other assets -

	June 30, 2009	**December 31 2008**
Initial balance	$ 22.852,8	$ 21.394,3
Plus:		
Provision charged to expenses of the period	54,0	1.458,5
	22.906,8	22.852,8
Minus:		
Reimbursements of provision other assets	79,5	-
Use in sale trust rights goods received in payment	4,0	-
Final balance	$ 22.823,3	$ 22.852,8

11. DEPOSITS AND CURRENT LIABILITIES

Term deposit certificates		
Issued at less than 6 months	$ 464.157,1	$ 448.968,8
Issued equal to 6 months and less than 12 months	313.212,2	232.035,4
Issued equal or more than 12 months	234.935,7	120.844,8
	1.012.305,0	801.849,0
Savings accounts	153.651,8	205.908,7

	June 30, 2009	December 31 2008
Especial deposits	63,7	61,6
Banks and correspondents	-	46.883,9
Current liabilities bank services	295,9	305,7
	$ 359,6	$ 47.251,2

12. PASSIVE POSITIONS IN MARKET OPERATIONS

	June 30, 2009	December 31 2008
Interbank funds purchased	$ 152.937,0	$ 33.400,0
Transfer undertakings in repo operations closed	387.723,1	264.682,5
Transfer undertakings in simultaneous operations	31.878,4	52.561,9
	$ 572.538,5	$ 350.644,4

Rates used in this operations for the semesters ending on June 30, 2009 and December 31st, 2008, oscillated between 6.0% and 1.5% and between 10.15% and 3.09% respectively.

No restrictions or limitations existed on the aforementioned amounts.

13. ACCOUNTS PAYABLE – OTHER

	June 30, 2009	December 31 2008
Industry and Trade	$ 10,7	$ 37,0
Stamp taxes	6,4	0,7
Extra charges and other	5.075,0	1,0
Leasing	531,0	525,2
Contribution on transactions	0,9	-
Sales tax payable	0,6	-
Promissory purchasers	16,1	1.018,8
Suppliers	803,3	463,8
Withholdings and labour contributions	1.703,5	1.563,3
Cheques drawn and not cashed	139,0	135,2
Sundry (1)	7.465,0	1.849,1
	$ 15.751,5	$ 5.594,1

(1) As of June 30, 2009, this item included, among other values, the following: accounts payable for currency desk operations: Horizonte Fondo de Pensiones $1.144.7, Banco Davivienda $833.5, HSBC $1.319.4, Locería Colombiana S.A. $645.0, Banco Santander S.A. $318.5, Bancolombia S.A. $317.6, JPMorgan Chase Bank $308.6, Fondo de Pensiones Obligatorias Protección $207.5, Bancoldex $396.0. As of December 31st, 2008 this item included among other values, the following: accounts payable for currency desk operations: Deutsche Bank for $864.1, Banco BVBA $197.5 . Other liabilities

Consolidated Labour obligations -

	June 30 2009	December 31st 2008
Consolidated severance pay	$ 251,1	$ 308,8
Interest on severance pay	18,3	-
Consolidated vacations	1.412,7	1.235,4
Other social benefits	342,2	305,7
	$ 2.024,3	$ 1.849,9

Retirement pensions – The actuarial calculation is prepared in accordance with the provisions of Decree 2783 of 2001, taking into account a Dane Rate of 7.63% and a discount rate of 12.43%.

A person (a man) who is a direct pensioner of the Corporation is part of the actuarial calculation.

The actuarial calculation is completely amortised.

Total amount of the actuarial calculation	$ 1.310,4	$ 1.279,3
Value of pensions caused during the semester	78,8	77,3
Amortisation percentage	100%	100%

Early income and deferred payments – The movement of early income for the semesters ending on June 30, 2009 and December 31, 2008, is as follows:

Early income -

	June	Charges	Payments	December
Interest	$ -	$ 0,1	$ -	$ 0,1
Commissions	744,2	978,6	1.044,0	678,8
	$ 744,2	$ 978,7	$ 1.044,0	$ 678,9

Deferred payments -

	June	Charges	Payments	December
Profit in sale of assets	$ -	$ 186,0	$ -	$ 186,0
Autonomous equity B to be amortised (1)	45,6	818,6	706,5	157,7
Other deferred payments	49,3	-	18,3	31,0
	$ 94,9	$ 1.004,6	$ 724,8	$ 374,7

(1) See Note 11 in Trust Rights

14. ESTIMATED LIABILITIES AND PROVISIONS

		June 30 2009		December 31 2008
Labour obligations	$	782,0	$	1.256,3
Taxes		4.902,8		101,2
Penalties and sanctions, litigations, indemnifications		336,2		643,2
Penalties and sanctions Superfinanciera		17,3		17,3
Sundry (1)		2.776,6		2.021,1
	$	8.814,9	$	4.039,1

(1) Includes provisions to cover expenses for software update, payment of lawyer's fees, bonuses and public services.

15. SOCIAL CAPITAL

As of June 30, 2009 and December 31 2008, authorised capital was of $1.815,0 and $1.715,0 respectively, represented in 181.500.000 and 171.500.000 shares respectively, with nominal value of $10 Pesos each.

As of June 30, 2009 the number of outstanding shares was the following:

No. preferential shares	$ 10.772.923
No. ordinary shares	160.543.030
Total subscribed and paid shares	$ 171.315.953

The minimum preferential dividend each share earns is equal to 2% per annum of the subscription price in Colombian Pesos; this dividend is adjusted each year in an amount equivalent to 100% of the variation of the index of prices to consumers (IPC) certified annually by the Colombian competent authority, for each calendar year.

16. RESERVES

Legal - according with legal provisions in force in Colombia, every credit institution must constitute a legal reserve assigning ten per cent (10%) of net profits of each fiscal year/accounting period, until reaching a minimum of fifty per cent (50%) of the subscribed capital. The reserve may be reduced to less than fifty per cent (50%) of the subscribed capital when its purpose is to wipe-off accumulated losses exceeding the total amount of profit obtained in the corresponding fiscal year and of those not distributed profits of former fiscal years when the freed value is devoted to capitalising the entity by means of the distribution of dividends in shares.

The reserve shall not be used to pay dividends or to cover expenses or losses during the time on which the Corporation has undistributed profits.

The premium for placement of shares is also recorded as legal reserve, corresponding to the difference between the value paid for the share and its nominal value.

S of June 30, 2009 and December 31, 2008 the legal reserve was $656.729.4 and $ 641,627.2, respectively.

Statutory and occasional - The detail of statutory and occasional reserves as of June 30, 2009 and December 31st, 2008, is as follows:

		June 30 2009		**December 31 2008**
Valuation of negotiable investments Reserve (1)	$	394.895,0	$	394.738,2
Other reserves available to the Assembly for future distributions		150.759,0		133.449,3
	$	545.654,0	$	528.187,5

(1) According with legal provisions a reserve shall be provided for profits obtained due to the application of investment special valuation systems at market prices and that have not been fiscally recorded.

17. PROFITS (OR LOSSES) NOT REALISED IN INVESTMENTS AVAILABLE FOR SALE

Participative securities:				
Promigas S.A.	$	280.412,1	$	222.396,7
Mineros S.A.		3.106,8		(6.396,3)
Tablemac S.A.		12.317,8		7.064,5
Enka de Colombia S.A.		-		(2.235,5)
Banco Av Villas S.A.		-		(4,3)
Bolsa de Valores de Colombia		5.199,2		(299,9)
		301.035,9		220.525,2
Debt securities		5.787,4		(12.983,2)
	$	306.823,3	$	207.542,0

18. CONTINGENT ACCOUNTS

Creditor -

Endorsements	$	-	$	252,5
Values received in repo and simultaneous operations		5.358,2		15.137,8
Bank collateral		107.370,6		106.752,6
Obligations in options		-		162.097,6
For litigations stipulated in legal currency (*)		45.758,7		52.176,4
Other contingencies		7.910,6		9.248,9
	$	166.398,1	$	345.665,8

(*) Corresponds to passive contingencies derived from lawsuits against, with adverse decision that occurs remotely according with the opinion of the legal area of the Corporation.

Debtor

	June 30 2009	December 31 2008
Values delivered in repo and simultaneous operations	$ 513.212,3	$ 517.771,0
Rights in options	-	200.180,6
Excess presumptive revenue on ordinary liquid	149.727,2	133.243,2
Other contingencies	1.983,9	1.883,8
	$ 664.923,5	$ 853.078,6

19. MEMORANDUM ACCOUNTS

Debtor

	June 30 2009	December 31 2008
Goods and securities given as Collateral	$ 62.004,8	$ -
Appraisal of goods received in payment	17.515,9	6.066,6
Remittances and other effects sent for collection	48.874,2	51.115,6
Unpaid negotiated cheques	5.235,8	5.474,0
Penalised assets	210.930,0	212.761,3
Adjustments for assets inflation	55.008,9	61.201,0
Distribution subscribed and paid capital	1.713,2	1.701,6
Accounts receivable decreed dividends	-	98,2
Dividends rights in species for revaluation	500,0	20.201,9
Property and equipment totally depreciated	14.712,9	15.251,9
Fiscal value of assets	3.445.034,5	3.376.017,2
Investment in Nation guaranteed securities	252.661,7	186.477,8
Securities accepted by the credit institutions	30.276,0	44.937,3
Securities to be held to maturity	55.426,8	42.058,2
Securities available for sale – Debt	821.763,3	571.286,3
Reciprocal operations	289.109,7	261.691,7
Other	208.393,3	265.931,9
	$ 5.519.161,0	$ 5.122.272,5

Creditor

	June 30 2009	December 31 2008
Goods and securities received in custody	$ 375,2	$ 411,9
Goods and securities received in guaranty for future loans	56.066,9	97.255,0
Collateral pending to be paid	28.993,9	39.736,5
Goods and securities received in collateral – suitable collateral	2.669,5	2.668,3

	June 30 2009	December 31 2008
Collections received	1.603,9	1.677,5
Adjustment for equity inflation	316.334,8	316.334,8
Capitalisation for re-valorisation of equity	316.334,8	316.334,8
Yield negotiable investments debt securities	64.323,2	89.247,0
Dividends decreed negotiable investments	98,1	392,7
Equity fiscal value	1.970.705,8	1.773.987,5
Accounts receivable rating	2.006,6	2.002,2
Employees portfolio rating	3.510,2	3.383,1
Reciprocal operations	144.423,9	130.893,3
Other	2.474,9	2.477,8
	$ 2.909.921,7	$ 2.776.802,4

20. OPERATIONS WITH RELATED PARTIES

The main stockholders that hold ten per cent (10%) or more of the capital stock or whenever less, transactions exist that represent more than five per cent (5%) of the technical equity, are considered related parties. Members of the Board of Directors and companies where the Corporation holds investments in excess of fifty per cent (50%), or where there are economic, administrative or financial interests, are also considered related parties.

a. Operations with stockholdes

	June 30 2009	December 31 2008
Available		
Banco de Bogotá S. A.	16.245,4	23.608,1
Banco de Occidente S. A.	11.166,7	11.924,3
Negotiable Investments in Participative Securities		
Banco de Occidente S. A.	-	5.575,7
Investments Available for Sale in Participative Securities		
Banco de Occidente S. A.	5.553,7	-
Accounts Payable Sundry		
Banco de Bogotá S. A.	151,3	-
Banco de Occidente S. A.	334,1	146,0
Deposits and Liabilities		
Banco De Occidente	-	6.702,3

	June 30 2009	December 31 2008
Accounts Payable - Dividends		
Banco de Bogotá S. A.	16.808,9	15.994,4
Banco de Occidente S. A.	6.000,8	5.710,0
Revenues, Interest		
Banco de Bogotá S. A.	123.5	79,5
Banco de Occidente S. A.	220.6	788,9
Revenues, Commissions		
Banco de Bogotá S. A.	-	8,8
Expenses Interest		
Banco de Occidente S. A.	0.7	8,8
Expenses, Commissions		
Banco de Bogotá S. A.	14.2	9,8
Banco de Occidente S. A.	149.9	136,1
Debtor Memorandum Accounts:		
Banco de Bogotá S. A.	16.411,0	23.618,0
Banco de Occidente S. A.	17.205,1	17.790,8
Creditor Memorandum Accounts:		
Banco de Bogotá S. A.	16.932,4	16.082,7
Banco de Occidente S. A.	6.221,4	13.201,3

Reciprocal operations celebrated with stockholders had been recorded at market prices

b. Operations with related companies of the financial sector

Negotiable Investments Debt Securities		
Leasing Corficolombiana S. A	859,7	1.863,0
Leasing de Occidente S.A.	4.300,9	4.262,5
Investments Available for Sale Fixed Yield		
Leasing Corficolombiana S. A	-	1.450,0
Investments Available for Sale in Participative Securities		
Banco Av Villas	224,1	202,9
Banco Corficolombiana Panamá S.A.	12.912,0	13.504,2
Casa de Bolsa Corficolombiana	10.557,8	10.557,8
Leasing Corficolombiana S. A	57.277,0	52.924,2

Leasing de Occidente S.A.	78.733,7	72.152,1
Fiduciaria Corficolombiana S.A.	23.455,1	19.659,0
Fiduciaria de Occidente S.A.	1.762,9	1.762,9
Valores de Occidente S.A.	2.257,4	2.257,4
Re-Purchase Rights Negotiable Investments		
Leasing Corficolombiana S. A	2.347,9	294,0
Leasing de Occidente S.A.	7.125,6	7.542,0
Investments Provision		
Banco Av Villas	-	(23,6)
Fw Purchase Operations' Rights		
Casa de Bolsa Corficolombiana	2.682,5	-
Fiduciaria Corficolombiana S.A.	3.218,0	-
Fw Sale Operations' Rights		
Casa de Bolsa Corficolombiana	2.620,1	-
Fiduciaria Corficolombiana S.A.	1.071,6	-
Fw Purchase Obligations		
Casa de Bolsa Corficolombiana	(2.652,5)	-
Fiduciaria Corficolombiana S.A.	(3.273,0)	-
Fw Sale Obligations		
Casa de Bolsa Corficolombiana	(2.682,5)	-
Fiduciaria Corficolombiana S.A.	(1.072,7)	-
Accounts Payable Commissions		
Casa de Bolsa Corficolombiana	76,6	127,4
Leasing Corficolombiana S. A	179,7	179,6
Fiduciaria Corficolombiana S.A.	61,2	13,3
Accounts Payable Dividends		
Fiduciaria de Occidente S.A.	172,7	166,3
Arrendamientos		
Fiduciaria Corficolombiana S.A.	-	13,5
Accounts Receivable Sundry		
Banco Corficolombiana Panamá S.A.	-	0,3
Casa de Bolsa Corficolombiana	2,0	3,8
Leasing Corficolombiana S. A	2,4	-
Fiduciaria Corficolombiana S.A.	-	20,1
Early Expenses		
Seguros Alfa S.A.	60,8	304,4

Deferred Charges		
A.T.H. A Toda Hora S.A.	20,7	-
Valorisations		
Banco Av Villas	4,4	-
Casa de Bolsa Corficolombiana	436,2	-
Leasing Corficolombiana S. A	6.409,4	5.842,8
Leasing de Occidente S.A.	20.609,8	19.850,6
Fiduciaria Corficolombiana S.A.	14.734,3	10.307,7
Fiduciaria de Occidente S.A.	1.387,9	1.160,3
De-valorisations		
Banco Corficolombiana Panamá S.A.	(569,0)	(6.695,0)
Casa de Bolsa Corficolombiana	-	(1.885,2)
Valores de Occidente S.A.	(720.4)	-
Savings Deposits		
Fiduciaria Corficolombiana S.A.	1,4	-
Casa de Bolsa Corficolombiana	8,0	1.088,8
Leasing Corficolombiana S. A	32,7	210,8
Leasing de Occidente S.A.	41.070,8	24.576,8
Transference Commitments in Operations Closed		
Leasing Corficolombiana S. A	6.543,8	11.138,0
Accounts Payable-Dividends		
Banco Popular	2.471,5	2.351,7
Suppliers		
A.T.H. A Toda Hora S.A.	14,6	-
Fidubogota S.A.	2,9	-
Leasing de Occidente S.A.	36,2	17,0
Labour Obligations		
Seguros de Vida Alfa S.A.	-	4,8
Non realised Accumulated Profit in Investments Available for Sale		
Banco Av Villas	-	(4,3)
Valorisations Surplus		
Casa de Bolsa Corficolombiana	436,2	-
Leasing Corficolombiana S. A	6.409,4	5.842,8
Leasing de Occidente S.A.	20.609,8	19.850,6

Fiduciaria Corficolombiana S.A.	14.734,3	10.307,7
Fiduciaria de Occidente S.A.	1.387,9	1.160,3
De-Valorisations Surplus		
Banco Av Villas	4,4	-
Banco Corficolombiana Panamá S.A.	(569,0)	(6.695,0)
Casa de Bolsa Corficolombiana	-	(1.885,2)
Valores de Occidente S.A.	(720.4)	(832.8)
Income Interests		
Leasing Bogota S.A.	-	19,3
Leasing Corficolombiana S. A	-	0,6
Income Profit in Investment Valuation		
Leasing Corficolombiana S. A	193,8	484,6
Leasing de Occidente S.A.	718,5	855,1
Income Commissions and/or Fees		
Casa de Bolsa Corficolombiana	431,9	246,3
Leasing Corficolombiana S. A	934,6	921,3
Leasing de Occidente S.A.	1,4	6,2
Fiduciaria Corficolombiana S.A.	312,3	356,0
Income Profit in Derivatives Valuation		
Casa de Bolsa Corficolombiana	30,0	-
Fiduciaria Corficolombiana S.A.	-	685,1
Income Dividends		
Casa de Bolsa Corficolombiana	4.878,3	-
Leasing Corficolombiana S. A	4.834,6	16.390,1
Fiduciaria Corficolombiana S.A.	3.796,1	3.285,5
Banco Av Villas	5,4	5,2
Leasing de Occidente S.A.	12.059,9	10.616,8
Fiduciaria de Occidente S.A.	345,4	332,7
Income Leasings/Rentals		
Banco Corficolombiana Panamá S.A.	7,2	7,2
Leasing Corficolombiana S. A	113,5	109,5
Fiduciaria Corficolombiana S.A.	65,1	62,2
Income - Sundries		
Banco Corficolombiana Panamá S.A.	13,8	13,6
Casa de Bolsa Corficolombiana	11,7	11,2
Leasing Corficolombiana S. A	15,3	40,0
Seguros Alfa S.A.	2,9	1,5
Fiduciaria Corficolombiana S.A.	23,8	26,8

Expenses Interests		
Casa de Bolsa Corficolombiana	7,6	11,6
Leasing Corficolombiana S. A	328,7	657,6
Leasing de Occidente S.A.	1.606,5	823,2
Fiduciaria Corficolombiana S.A.	0,3	-
Expenses Commissions		
Casa de Bolsa Corficolombiana	68,4	18,9
Fidubogota S.A.	12,4	-
Fiduciaria Corficolombiana S.A.	2,2	2,2
Fidubogota S.A.	-	13,8
Personnel Expenses		
Seguros de Vida Alfa S.A	31,4	31,0
Loss in Derivatives Valuation		
Casa de Bolsa Corficolombiana	62,4	-
Fiduciaria Corficolombiana S.A.	809,3	805,0
Expenses Fees		
Fidubogota S.A.	2,5	-
Expenses Leasings/Rentals		
Leasing Corficolombiana S. A	131,9	169,9
Leasing de Occidente S.A.	666,1	705,9
Expenses Insurance		
Seguros Alfa S.A.	12,2	37,9
Expenses Maintenance and Repairs		
A.T.H. A Toda Hora S.A.	22,0	20,3
Expenses for Amortisations		
A.T.H. A Toda Hora S.A.	10,1	-
Debtor Memorandum Accounts:		
Banco Corficolombiana Panamá	(562,9)	6.688,7
Banco AvVillas	228,4	179,3
Casa de Bolsa Corficolombiana S.A.	11.178,6	8.834,3
Fiduciaria Corficolombiana S.A.	38.994,9	30.820,8
Fiduciaria Bogotá S.A.	14,9	13,8
Fiduciaria de Occidente S.A.	3,323,5	3.089,6
A.T.H. A Toda Hora S.A.	52,7	20,3
Leasing Corficolombiana S. A.	67.536,7	63.381,2
Leasing de Occidente S.A.	120.168,2	105.336,4

Seguros Alfa S.A.	73,0	342,3
Seguros de Vida alfa S.A.	31,4	31,0
Valores de Occidente S.A.	1.537,1	1.424,7
Creditor Memorandum Accounts:		
Fiduciaria Corficolombiana S. A.	18.932,9	14.723,4
Fiduciaria Bogotá S.A.	2,9	-
Fiduciaria de Occidente S.A.	1.733,3	1.493,0
Casa de Bolsa Corficolombiana S.A.	5.796,1	538,8
Leasing Corficolombiana S. A.	19.077,7	35.137,7
Leasing Bogotá S.A.	-	19,3
Leasing de Occidente S.A.	74.496,7	55.922,6
Seguros de Vida Alfa S.A.	-	4,8
Valores de Occidente S.A.	(720,4)	832,8
Banco Corficolombiana Panamá	(547,9)	6.674,2
Banco Popular S.A.	2.471,5	2.351,7
Banco AvVillas	9,7	969,1
Seguros Alfa	2,9	1,5
A Toda Hora	14,6	-

Reciprocal operations celebrated with related companies of the financial sector had been recorded at market prices

c. ***Operations with real sector related companies***

Negotiable Investments in Debt Securities		
Concesionaria Vial De Los Andes	6.983,6	6.426,2
Investments Available for Sale Debt Securities		
Promotora Y Comercializadora Turística Santamar S.A.	607,5	651,9
Investments Available for Sale In Participative Securities		
Colombiana De Licitaciones Y Concesiones Ltda	20.437,2	20.437,2
Concesionaria Vial De Los Andes	92,8	92,8
Estudios Proyectos E Inversiones De Los Andes S.A.	40.980,3	40.980,3
Hoteles Estelar S.A	48.435,3	45.701,1
Industrias Lehner S.A.	12.652,9	12.652,9
Organizacion Pajonales S.A.	36.853,2	36.353,1
Pizano S.A. En Restructuración	30.951,8	30.951,8
Promotora Y Comercializadora Turística Santamar S.A.	9.498,6	9.498,6
Proyectos De Infraestructura S.A.	68.375,8	68.375,8
Unipalma S.A.	16.666,9	16.666,9
Valora S.A.	29.576,9	29.576,9
Tejidos Sintéticos De Colombia S.A.	15.688,9	15.688,9

Investments Provision		
Industrias Lehner S.A.	(2.530,6)	-
Promotora Y Comercializadora Turística Santamar S.A.	-	(3.275,4)
Forward Contracts		
Tejidos Sintéticos De Colombia S.A.	-	17,0
Dividendos		
Estudios Proyectos E Inversiones De Los Andes S.A.	-	12.029,1
Hoteles Estelar S.A	702,5	872,2
Organización Pajonales S.A.	2.000,0	-
Accounts Receivable Leasings		
Hoteles Estelar S.A	7,8	7,8
Accounts Receivable Sundries		
Colombiana De Licitaciones Y Concesiones Ltda	-	2,2
Valora S.A.	1,0	1,3
Accounts Receivable Provision		
Hoteles Estelar S.A	-	(0,3)
Other Assets Sundries		
Concesionaria Vial De Los Andes	-	23,5
Valorisations		
Colombiana De Licitaciones Y Concesiones Ltda	9.647,7	11.213,9
Concesionaria Vial De Los Andes	139,9	151,2
Estudios Proyectos E Inversiones De Los Andes S.A.	39.762,8	37.923,4
Hoteles Estelar S.A	87.921,0	83.653,9
Organizacion Pajonales S.A.	73.861,9	65.356,5
Pizano S.A. En Restructuración	27.781,9	27.693,5
Promotora Y Comercializadora Turistica Santamar S.A.	2.018,4	-
Proyectos De Infraestructura S.A.	39.674,4	35.895,5
Unipalma S.A.	17.187,0	15.799,0
Valora S.A.	1.421,3	460,5
Tejidos Sinteticos De Colombia S.A.	5.487,8	4.461,2
De-valorisations		
Industrias Lehner S.A.	-	(773,3)
Term Deposit Certificates		
Colombiana De Licitaciones Y Concesiones Ltda	3.659,4	17.238,1
Estudios Proyectos E Inversiones De Los Andes S.A.	17.333,6	27.229,6
Promotora Y Comercializadora Turística Santamar S.A.	230,6	-
Unipalma S.A.	-	564,1

Savings Deposits		
Colombiana De Licitaciones Y Concesiones Ltda	179,0	561,3
Estudios Proyectos E Inversiones De Los Andes S.A.	58,8	786,7
Proyectos De Infraestructura S.A.	-	1,9
Valora S.A.	2,3	2,3
Especial Deposits		
Colombiana De Licitaciones Y Concesiones Ltda	0,3	-
Valora S.A.	0,3	-
Bank Service Current Liabilities		
Industrias Lehner S.A.	0,6	0,6
Accounts Payable-Interests		
Colombiana De Licitaciones Y Concesiones Ltda	54,7	448,3
Estudios Proyectos E Inversiones De Los Andes S.A.	507,0	803,1
Promotora Y Comercializadora Turística Santamar S.A.	0,8	-
Unipalma S.A.	-	13,2
Cuentas Por Pagar-Dividendos		
Hoteles Estelar S.A	-	1,6
Suppliers		
Hoteles Estelar S.A	1,0	-
Valora S.A.	2,7	-
Accounts Payable - Sundries		
Colombiana De Licitaciones Y Concesiones Ltda	-	0,9
Estudios Proyectos E Inversiones De Los Andes S.A.	160,5	158,3
Income Profit in Investment Valuation		
Concesionaria Vial De Los Andes	557,4	330,0
Promotora Y Comercializadora Turística Santamar S.A.	44,4	14,5
Income Commissions and/or Fees		
Colombiana De Licitaciones Y Concesiones Ltda.	804,9	25,8
Estudios Proyectos E Inversiones De Los Andes S. A.	22,4	25,8
Hoteles Estelar S.A	-	12,5
Industrias Lehner S.A.	-	12,5
Organización Pajonales S.A.	-	12,5
Proyectos De Infraestructura S.A.	570,0	144,9
Unipalma S.A.	-	10,0
Tejidos Sintéticos De Colombia S.A.	-	8,0
Income Profit in Derivatives Valuation		
Industrias Lehner S.A.	-	75,1
Tejidos Sintéticos De Colombia S.A.	103,4	89,6

Income Dividends		
Colombiana De Licitaciones Y Concesiones Ltda	932,4	1.804,9
Estudios Proyectos E Inversiones De Los Andes S.A.	13.214,8	23.331,0
Hoteles Estelar S.A	4.139,3	3.748,4
Organización Pajonales S.A.	2.500,0	2.594,3
Proyectos De Infraestructura S.A.	17.039,3	17.651,8
Unipalma S.A.	1.121,7	3.062,9
Valora S.A.	284,8	10.899,0
Concesionaria Vial De Los Andes	58,6	56,4
Income Leasings		
Estudios Proyectos e Inversiones De Los Andes S.A.	26,5	24,6
Hoteles Estelar S.A	22,2	29,6
Valora S.A.	6,5	-
Income – Sundries		
Colombiana De Licitaciones Y Concesiones Ltda	6,0	-
Pizano S.A. En Restructuración	-	2.537,3
Promotora Y Comercializadora Turística Santamar S.A.	3.275,4	-
Proyectos De Infraestructura S.A.	-	29,3
Valora S.A.	1,6	2,8
Expenses Interests		
Colombiana De Licitaciones y Concesiones Ltda	548,5	857,0
Estudios Proyectos E Inversiones De Los Andes S.A.	1.054,5	2.248,0
Promotora Y Comercializadora Turistica Santamar S.A.	5,7	-
Proyectos De Infraestructura S.A.	-	9,3
Unipalma S.A.	23,4	28,5
Valora S.A.	0,1	2,0
Expenses Commissions		
Valora S.A.	-	4,0
Expenses for Provisions		
Industrias Lehner S.A.	2.530,6	-
Promotora Y Comercializadora Turística Santamar S.A.	-	38,0
Hoteles Estelar S.A	-	0,4
Expenses Sundries		
Hoteles Estelar S.A	44,9	75,6
Proyectos De Infraestructura S.A.	-	4,8
Valora S.A.	19,0	48,0
Debtor Memorandum Accounts:		
Colombiana de Licitaciones y Concesiones Ltda.	1.722,4	4.826,0

Estudios, Proyectos e Inversiones de los Andes S.A.	15.496,5	36.892,1
Hoteles Estelar S. A.	18.618,6	-
Organización Pajonales S.A.	8.696,8	8.791,1
Pizano S.A. en Restructuración	1.836,0	1.836,0
Plantaciones Unipalma de los Llanos S. A.	1.990,6	5.279,0
Promotora y Comercializadora Turística Santamar S. A.	80,8	80,8
Proyectos de Infraestructura S. A.	19.337,2	35.585,4
Tejidos Sintéticos de Colombia S. A.	1.432,9	1.432,9
Concesionaria Vial de los Andes S.A.	58,5	107,6
Valora S. A.	4.098,3	14.712,5
Creditor Memorandum Accounts:		
Promotora y Comercializadora Turística Santamar S. A.	15,3	35,5
Concesionaria Vial de los Andes S.A.	286,8	335,1

d. ***Operations celebrated with members of the Board of Directors and Legal Representatives***

	June 30, 2009	
	Board of Directors	**Legal Representatives**
Assets	$ -	$ 29,9
Liabilities	272,8	0,4
Revenues	-	2,1
Expenses	59,2	2,0

	December 31, 2008	
	Board of Directors	**Legal Representatives**
Assets	$ -	$ 45,5
Liabilities	259,6	4,0
Revenues	-	3,3
Expenses	48,3	2,3

e. ***Operations Celebrated with Stockholders that own less than 10% of the Capital, who had operations higher than 5% of the technical equity as of June 30, 2009 $ 73.641.9***

% Part.	Nit	Stockholder	Type	Oper.	Rights	Obligation
2.03%	800,224,827	Fondo de Pensiones Obligatorias Protección	Forward	Purchase	$ 233.973,0	$ 231.403,3

f. Operations Celebrated with Stockholders that own less than 10% of the Capital, who had operations higher to 5% of the technical equity as of December 31st, 2008 $ 69,278.5

% Part.	Nit	Stockholder	Type	Oper.	Rights	Obligation
6.72%	800,224,827	Fondo de Pensiones Obligatorias Protección	Forward	Compra	$ 252.194,6	$ 256.726,8

21. OPERATING REVENUE

	June 30 2009	December 31 2009
Dividends and participations:		
Epiandes S.A.	$ 13.214,8	$ 23.330,9
Promigás S.A.	29.526,7	14.744,2
Proyectos de Infraestructura S.A.	17.039,3	17.651,8
Empresa de Energía de Bogotá	11.782,9	-
Leasing Corficolombiana S.A.	4.834,5	16.390,1
Leasing de Occidente S.A.	12.059,9	10.616,8
Valora S.A.	284,8	10.899,0
Organización Pajonales	2.500,0	2.594,2
Sociedad de Inversiones en Energía S.A.	-	3.556,2
Concecol Ltda.	932,4	1.804,9
Casa de Bolsa Corficolombiana S.A.	4.878,3	-
Fiduciaria Corficolombiana S.A.	3.796,0	3.285,5
Concesionaria Tibitoc S.A.	-	645,0
Hoteles Estelar	4.139,3	3.748,3
Unipalma	1.121,7	3.062,9
Gas Natural E.S.P.	4.234,3	-
Colombina S.A.	1.898,2	-
Mineros S.A.	2.024,9	-
Aerocali S.A.	2.859,1	-
Tablemac S.A.	362,2	-
Colombiana de Extrusión S.A.	746,1	-
Bolsa de Valores de Colombia S.A.	504,1	-
Other	1.530,4	395,0
	$ 120.269,9	$ 112.724,8
Other:		
Profit in short position repo operations	$ 4.115,7	$ 9.064,5
Reimbursement provision accounts receivable	50,5	111,1
Sundry revenues	16,8	17,4
	$ 4.183,0	$ 9.193,0

22. OPERATING EXPENSES - OTHER

	June 30 2009	December 31 2008
Losses repo operations short position	$ 4.539,0	$ 14.036,7
Fees	1.335,3	937,7
Taxes (1)	14.290,3	4.753,0
Rentals/leasing	1.337,8	1.443,7
Contributions and affiliations	919,9	1.013,8
Insurance	1.905,6	1.919,2
Maintenance and repairs	791,4	705,3
Office adapting and installation	174,5	149,9
Sundry:		
Cleaning and vigilance services	346,6	364,9
Temporary services	159,8	207,6
Publicity and propaganda	698,7	527,4
Public relations	69,4	69,5
Public utilities	624,5	617,5
Travel expenses	135,9	137,8
Transportation	530,6	493,0
Implements and stationary	114,5	152,8
Donations	-	111,3
Subscriptions and notices	90,7	16,9
Postal charges	66,3	45,0
Building administration	265,2	266,6
Cafeteria	25,0	26,6
Legal expenses	37,5	15,9
Digitalisation and binding	55,0	58,6
Deductable VAT pro rata division	117,7	8,6
Connection service	19,3	508,8
Miscellaneous	1.736,4	1.035,8
	$ 30.386,9	$ 29.623,9

(1) As of June 30, 2009, this item included among other values, the following: Industry and Commerce $435,4, Charge to Financial Movements $3.611,6, Equity Tax $10.149,7. As of December 31 this item included Charge to Financial Movements $4.100,3.

23. OTHER PROVISIONS

	June 30 2009	December 31 2008
Goods received in payment	$ 480,9	$ 207,8
Other assets	54,0	1.458,4
Available	-	0,1
	$ 534,9	$ 1.666,3

24. NON OPERATING REVENUE

	June 30 2009	December 31, 2008
Profit in the sale of:		
Goods received in payment	$ 429,4	$ 256,5
Property and equipment	1.224,5	11,3
Leasing	278,0	298,0
Recoveries:		
Goods penalised	929,6	690,6
Reimbursements provision:		
Investments (1)	4.142,7	6.279,8
Reimbursement realisable and received goods	7,8	731,2
Other provisions	1.073,9	67,2
Other recoveries	2.339,5	346,5
Other assets	79,5	-
Sundry:		
Revenue goods received in payment	82,3	121,4
Other (2)	1.334,8	4.169,1
	$ 11.922,0	$ 12.971,6

(1) As of June 30, 2009 this item included the following: Promotora y Comercializadora Santamar $2.914.4, Bonos EMCALI $391.9, Bonos Promotora y Comercializadora Santamar $360.9, Provisión General de Inversiones $419.6. As of December 31 this item included: Fibratolima en liquidación $1,347.3, Pizano S.A. $2,537.3., Bono Emcali $2,347.3.

(2) As of June 30, 2009 this item included the following: Causation of Equity B Fidubogota Patrimonio Autónomo $818,4, Cancellation right Caucadesa S.A. $374,5. As of December 31, 2008, this item included among other values, the following: Causation of Equity B Fidubogotá Patrimonio Autónomos $1.987,3, Socimer Internacional Bank limites in liquidation $1.460,0. As of June 30, 2008 this item included, among other values, the following: Causation Equity B Fidubogota Patrimonio Autónomos $23.383,4.

25. NON OPERATING EXPENSES

	June 30 2009	December 31 2008
Loss in sale of property plant and equipment	$ 17,5	$ -
Penalty and sanctions Litigations indemnifications	2,7	-
Interest for penalties and sanctions	1,8	-
Expenses goods received in payment	360,7	406,7
Other expenses former fiscal periods	682.7	424,9
	$ 1.065,4	$ 831,6

26. INCOME TAX

	June 30 2009	December 31 2008
rofit before income tax	$ 142.815,9	$ 130.599,
Plus (minus) items that increase (decrease) fiscal profit:		
Dividends not accrued in books	(2.577,0)	(5.864,5)
Revenue valuation variable revenue investments	(26.807,2)	(1.576,6)
Non deductible provisions	7.129,1	2.555,0
Non deductible taxes (GMF , equity tax)	12.881,6	3.092,2
Industry and commerce tax	93,3	(167,1)
Other periods expenses and other non deductible expenses	1.124,3	555,2
Imputable expenses non taxed revenue	2.420,1	1.826,6
Loss on sale of fixed assets	17,5	-
Revenues deferred declared in previous years	(186,0)	(32,3)
Profit in stock sales	-	(21.862,3)
Non taxable dividends and participations	(104.003,0)	(95.488,8)
Difference for valuation of fixed rate negotiable investments	(11.371,1)	7.908,0
Income for Derivatives	1,5	-
Expenses for Derivatives	(16.395,8)	-
Reimbursement provisions not deducted in previous years	(6.139,2)	(6.347,0)
Other not taxed/levied revenues	(2,7)	(112,8
(Loss) – Profit estimated revenue	(998,7)	15.084,6
Compensation fiscal loans	-	(15.084,6
Presumptive revenue applicable	14.198,4	27.002,9
Exempt income	(2.511,0)	(5.249,5
Taxable base	11.687,4	21.753,
Required Income tax of the period (*)	$ 3.856,8	$ 2.728,
Excess provision	693,2	404,
Total expenses income tax	$ 4.550,0	$ 3.132,
(*) Percentage income tax for taxable year	33%	33%

Income tax returns for years 2006 and former years are final. Those of years 2007 and 2008 are subject to review by DIAN (Taxes and Customs National Direction).

As of June 30, 2009 the Corporation owns re-adjusted excess presumptive revenue on ordinary revenue, pending to be compensated for $149.727.2.

27. LIST OF WEIGHED ASSETS BY RISK LEVEL – TECHNICAL EQUITY

According to Decree 1720 of 2001, the technical equity can not be less than nine per cent (9%) of assets in local and foreign currency, weighed by risk level. Individual compliance is verified monthly and each semester in a consolidated way with its agencies and subsidiaries.

Risk asset rating in each category is made applying percentages determined by the Superintendence of Finance to each asset item, contingent accounts, fiduciary businesses and trust mandates established in Plan Único de Cuentas (Mandatory Chart of Accounts).

As of June 30, 2009 and December 31st, 2008 the ration achieved by the Corporation was of (46.16%) forty six point sixteen percent) and (51.89%) fifty one point eighty nine percent, respectively.

28. CONTINGENCIES

With respect to the existence of three supposed CDTs (Term Deposit Certificates) of Corporación Financiera del Valle S.A. with numbers 159743, 159744 and 159745, dated February 17, 1989, for an amount of $58'5 each, we inform:

1. That such securities do not appear as recorded in the Corporation accounting books, and

2. That with respect to facts related to those securities, the Criminal Court of the Supreme Court of Justice did not pronounce on their existence and validity. Thus it was recognised by the Civil Cassation Court in tutelage (protection) award on February 26 of 2008, subsequently confirmed by the Civil Cassation Court of the Supreme Court of Justice by means of decision of April 7 of the same year, when it stated that: *"(...)the legal debate was not about the issue of Validity or exception of the securities over which the considered criminal activity fell on (...)"*

29. MANAGEMENT OF ASSETS AND LIABILITIES – IRL LIQUIDITY RISK INDICATOR

As of the closing of June 30, 2009, regulations in force for risk liquidity management is External Circular Letter 016 of 2008, that modifies Chapter VI of External Circular Letter 100 of 1995 and establishes the Rules relative to the Liquidity Risk Management System (Sistema de Administración de Riesgo de Liquidez (SARL). The methodology for calculating the liquidity risk transforms from the measurement of the liquidity GAP at 90 days, to the IRL calculation at 7 days.

Following are the main accounts that affect this indicator as of the closing of June, with a maturity of 7 and 30 days:

	June 30 2009 7 days	June 30 2009 30 days
Net flow of items with contractual maturities – Adjusted	$ (106.211,5)	$ (226.676,1)
Estimated net flow of items not subject to contractual maturities	(37.271,5)	(159.735,0)
Estimated net total liquidity requirement	(143.482,9)	(386.411,0)
Total Net liquid assets	861.559,7	861.559,7
Surplus	718.076,7	475.148,6

According with the methodology of Superintendencia Financiera de Colombia, the Corporation has liquid assets adjusted for market liquidity, foreign exchange risk and reserves required (ALM) to completely support its liquidity requirements.

The Corporation, according with in force regulations calculates market risk based on the standard model established by the Superintendence of Finance under External Circular Letter 009 of 2007 (Chapter XXI Basic Accounting and Financial External Circular Letter 100 of 1995).

	June 30 2009	December 31 2009
Methodology according with External Circular Letter 009 of 2007		
Risk by modules		
1- Interest Rate	$ 58.089,0	$ 31.460,5
2- Rate of Exchange	807,4	1.247,1
3- Price of Stock	10.394,6	8.134,3
4- Joint portfolios	1.560,5	2.068,3
Aggregated Ver	$ 70.851,5	$ 42.910,2

30. CORPORATE GOVERNANCE (NOT AUDITED)

Corporación Financiera Colombiana S.A., has incorporated principles that rule the entity's good corporate governance and the protection of the rights of stockholders and investors.

Board of Directors and Top Management - The Top Management and the Board of Directors determine strategies, policies, and risk profiles for the entity. The Board of Directors is permanently informed about the processes and businesses that the Corporation carries out. The Board of Directors approves limits for credit granting and of exposition to market risks, liquidity and credit risk administration for the different Corporation businesses. The Executive Vice-Presidency is the area in charge of identifying, managing, measuring and controlling risks inherent to treasury operations and other businesses of the entity. This area is in charge of generating risk control mechanisms and reporting to the Top Management and the Board of Directors risk exposures that may be present in the Corporation.

Policies and division of functions - Risk management policies are approved by the Board of Directors according to the different business lines of the Corporation. It counts on specific elements for each type of risk (credit market, liquidity and operating) and a strict compliance follow-up is made by the Risk Management Office, are under the Executive Vice-Presidency.

Reports to the Board of Directors – The Board of Directors is permanently informed on risk exposures of the different businesses conducted by the Corporation.

A monthly report with a detailed description of the transactions carried out by the currency desk, business results, risk levels, and compliance with the limits established, if any, is submitted to the Board of Directors. Transactions with related parties are submitted to the Board of Directors for consideration.

The Risk Department controls the limits of maximum portfolio positions, maximum losses, and value at risk, and reports them on a daily basis to the Top Management of the Corporation.

Technologic infrastructure – The Corporation has an adequate technologic structure that allows it to control efficiently transactional requirements of its daily operation, including adequate control and audit mechanisms for risk control and for generating information tools that make information management in the organisation easier.

Methodology for measuring risk - Corporación Financiera Colombiana is classified as a financial entity and due to its business role in the different fronts where it concentrates (currency desk products, investment bank, asset management, variable income investments, etc.) it is exposed to a variety of risks generated by the evolution of the environment in all dimensions.

Based on the aforementioned, it is clear that risk management has become the determinant factor to achieve one of the objectives of Corficolombiana, the obtainment of a satisfactory profitability for its stockholders and it is therefore within the very definition of each and every institutional strategy and the procedure for decision-making on all businesses and activities of the Corporation.

The Corporation defined that the risk management process must comply with the following stages:

Risk identification: Risks associated to each of the products are determined. The entity looks for undue concentration of risks and implements new technologies for risk management.

Risk measurement: Measurement and management processes for the different risks are determined. Monitoring systems must operate precisely and cover all defined aspects to make the management process easy. Risk measurement involves availability of experienced human resources and technical tools for the quantification of risks inherent to each business.

Limit assignment: Limits are determined for each of the risks separately (market, credit and/or counterparty, operating and liquidity) although they are related among them. The administration evaluates and defines the limits based on the disposition to assume risks and the capacity of the institution to absorb losses.

Measurement and limit control: Position values must be permanently reviewed against the limits and any excess observed must be timely reported to the top management in order to take all corrective actions necessary. Evaluations and measurements on different time basis are conducted in accordance with the needs of each business line.

Reports generation - As defined by the Board of Directors and the different risk departments, reports shall be presented from time to time. Reports shall include information with respect to the present risk exposition vs. limits established, and considering them as essential elements for decision making.

Existing methodologies identify and measure the different types of risk the Corporation faces in its activity, and this is how the methods mentioned and explained in detail in these notes to the financial statements operate.

Organisational Structure: The Corporation has defined an organisational structure through its Board of Directors that shall watch over an adequate risk management. Thus, the Executive Vice-President Office is in charge of building a strong risk culture within the organisation, always pursuing the obtaining of an integrated risk vision that, in addition, covers Corficolombiana's financial affiliates. The Executive Vice- President Office is in charge of Risk Management and the Credit Risk Management, and has the purpose of promoting, leading, and controlling the execution of risk policies approved, through the compliance with the risk management strategy outlined, using the risk management process previously defined.

In the structure of the Corporation there is independence between negotiation, risk control and operation accounting areas. Each of these tasks is assigned to different function areas that report to different Vice- Presidencies of the Corporation as follows:

Responsibility	Area	Reports to:
Negotiation	Treasury Vice Presidency	Presidency
	Commercial Vice Presidency	Presidency
	Investment Bank Vice Presidency	Presidency
	Investment portfolios Vice Presidency	Presidency
	Investments Vice Presidency	Presidency
Control	Risk Management	Executive Vice Presidency
	Credit Risk Management	Executive Vice Presidency
Accounting	Treasury Operations	I.T. Management
	Support Operations Management	Executive Vice Presidency

31. RISK DISCLOSURE (NOT AUDITED)

Objectives - The Corporation's treasury activities take place within a framework of limits and policies established by the Board of Directors and monitored and controlled by Risk Management. Decisions are taken within such framework from the permanent and continuous follow-up to economic variables of internal and external character. The aforementioned in order to maximise the relationship risk/return of managed portfolios, optimise the commercial relation return with the Corporation clients and capture the opportunities detected in the different markets where it intervenes:

- Internal Public Debt (as Market Creator)
- Private Debt
- Foreign Exchange
- Local currency derivative instruments
- Foreign currency derivative instruments

Philosophy in Risk Taking - In order to assure that treasury activities are in accordance with objectives and strategies of the Corporation, the Board of Directors exercises a permanent monitoring of the risk profile, with a follow-up of treasury positions, Market Risk limits, Credit Risk, Liquidity Risk and Operating Risk limits.

Risk assumption philosophy is consistent with the assets and liabilities management general policies and considers aspects as economic analysis, technical analysis, fundamental analysis and the effect of changes in the environment in the bank book and the treasury book.

Evaluation: The Corporation's market risk is measured through the different analysis made, based on recognised techniques for financial risk management, with the purpose of controlling

loss levels to which the Corporation may be exposed in its financial asset investments due to the volatility in the markets on which it may participate.

Based on the aforementioned, the following limit scheme operates considering the risk profile of the entity:

Market risk -

Peso Portfolio position - Limits to negotiable investments portfolio: The nominal value of the position in public debt securities is limited taking into consideration its rate characteristics: fixed or variable, and according to maturity. In the same manner the position is limited in negotiable securities different to public debt, taking into account the same aspects above mentioned and the corresponding issuer limits.

Limits to available for sale investments portfolio: The nominal value of the position in public and private debt securities is limited taking into consideration maturity and the contractual, financial, and operating capacity of the Corporation.

Limits to investments portfolio to maturity: The nominal value of the position in public debt securities is limited taking as criteria, maturity and the contractual, financial, and operating capacity of the Corporation.

Dollar portfolio position – Limits to negotiable investments portfolio - The nominal value of the position in public debt securities (TES, TRM, and YANKEES) is limited according to maturity. In the same manner, the position in negotiable securities different to public debt will be limited taking into consideration the issuer limits approved and the maturity term.

Limits to foreign currency position - The value of the Dollars position (Short or Long) is limited both in the "intraday" and in the "next-day", according with the risk profile of the entity. Positions in other currencies such as the Swiss Franc, Sterling Pound, and EURO, are also limited taking into consideration the same aforementioned aspects.

Loss limits - Daily P&L: It is the main control tool that the middle office has to monitor treasury. Additionally, it is essential in the definition of the maximum losses authorised by the Board of Directors.

VeR (value in risk): With the purpose of establishing limits based upon recognized Risk Metrics methodologies for financial risk management and that are in agreement with the risk profile of the Corporation, the Board of Directors defined a VeR (Value in risk) limit for Treasury transactions that allows estimating under "normal conditions" the risk assumed in the foreign exchange and the fixed-yield markets ("fixed income") where the Corporation concentrates its trading activities.

MAT (management action trigger): Is the maximum loss that the Corporation is willing to assume bearing also in mind the equity capacity and solvency of the institution. The MAT limits total losses to the amount of accrued and potential losses (VeR) (Value in risk) associated to the current portfolio under normal conditions.

MAT = Profit 30 days + VeR

Limit: MAT = VeR

Sensitivity Analysis (stress test): The most appropriate scenarios were established to calculate stress tests, where, in addition to a "stress" with an increase of 200 basic points in the rates, the market crisis of August 2002 and of April 2004 are modelled to the current TES positions

Liquidity risk –Internal methodologies approved by the Board of Directors and the provisions of External Circular Letter 016 of 2008 of Superintendencia Financiera Colombia, that establishes the Regulations Relative to the Liquidity Risk Administration System (Sistema de Administración de Riesgo de Liquidez)(SARL) and determines the methodology for calculating the Liquidity Risk Indicator (IRL) are used as tools for the liquidity risk..

The Corporation continued to monitor and control internal limits established by the Board of Directors both for long term and short term,; among those of short term are the MCO (Maximum Cumulative Outflow), the cash flow projected to 1, 7, and 30 days. Long-term indicators are MTF (Medium Term Funding) and CCP (Cash Capital Position). The first indicator limits the financing of long-term assets with short-term assets, and the second one limits the financing of illiquid assets (understood as those assets that the market does not receive as collateral in those cases where resources are required in the entity) with short-term resources.

The Board of Directors established limits for each of these indicators that are reviewed on a daily basis by the Top Management and presented to the Board of Directors on a monthly basis. The indicators, according to their status, can place the entity under a normal, event, or crisis situation. The Board of Directors defines the contingency plans to be followed as a function of these statuses.

On the other hand, a follow-up to the different funding sources was made, and also a monitoring of the main depositaries of CDTS (Term Deposit Certificates) and Savings Accounts, and the concentration of contractual daily maturities of deposits and liabilities was evaluated.

Credit risk - The treasury area identifies negotiation and investment alternatives, which can be both in the real sector and in the financial sector. According with the result of the study conducted by the risk area, the request from the commercial area is subjected to the consideration of the respective instance, and a credit limit is established with a 1 year term to carry out transactions with such client.

Every issuer and/or counterparty must have a limit duly approved by the respective instance. Non-financial entity limits are assessed under the counterparty analysis process used by the Credit Risk Management and those of the financial sector are assessed under the Camel methodology in Risk Management.

Counterparty risk categories – Counterparty risk categories are standardised into four levels that allow optimising day to day businesses without generating additional wearing out in the attribution instances of the Corporation or affecting the quality of risk decision-making.

The following is a description of risk categories from the highest to the lowest risk:

Category 1 – Inter bank short term loans, repos and/or investment in securities.

Category 2 – Credit exposition in derivative products fixed yield and foreign currency.

Examples: Foreign currency forward, security forward, options, swaps.

For derivative products the risk limit to be approved by the corresponding authority is defined according with the Future Potential Exposition that stipulates the factors that are applied on the nominal value of the contract in function of the term and the subjacent asset.

Remaining term	Fixed yield	Type of exchange
Up to 3 months	5,2%	10,6%
From 3 to 6 months	7,4%	15,0%
Greater than 6 months	10,8%	21,2%

Should real volatility be greater than volatility used in the above table, real volatility shall be applied plus an additional 10%. By real volatility it is understood that volatility calculated with the TRM (Market Representative Rate) for foreign currency history and IDP (Public Debt Index) for fixed yield in a mobile window according with the term analysed.

Also, use of approved limit (quota) is calculated based on credit exposition of the derivative:

Credit Exposure = Replacement Cost (*) + Future Potential Exposure

(*) Replacement Cost is the greater value between the market value and zero (0).

As fixed rate derivative it shall be understood the contract on which the underlying is a market interest rate or a fixed rate security independent from the issuer or the type of security.

For rate exchange derivatives the above table shall also be used, independently from the foreign currency.

Category 3 – Spot risk

Examples: Purchase – sale securities and free delivery foreign currency.

Over night risk.

Category 4 - Category DVP or compensated

"Intraday" market risk

Note: approved limits may be used for products of the same category, observing time limit. Spot risk and over night risk may not be combined.

- ***Operating risk-***

  The most relevant improvements with respect to operating risk made during the first semester of 2009 were the following:

  - The Corporation has been working on operating risk indicators experimental methodology for a year in July 2009. The areas shall make a feedback on the results of this measuring with the purpose of evaluating the results and creating improvement plans.

  - Operating risk maps were updated based on real operating risk events.

  - Reinforcement of the operating risk culture of the Company: An institutional training plan has been implemented for all employees. As of the closing of June 30, 2009, progress was of 93%.

  - The SARO report was presented to the Board of Directors in April.

  - With respect to the operating risk data base, as of June 20, the base had 290 records with the following distribution:

Type of event	# of records
Failure in processes	172
Failure in systems	64
Business practices	39
Other	15

Process	# of records
Mission	212

Support	62
Strategic	16

Type of Loss	# of records
Type B (With no impact on P&L)	248
Type A (With impact on P&L)	28
Type C (almost loss)	14

The 28 events recorded type A, amount $94.8 million

- With respect to the Business Continuity Plan (Plan de Continuidad de Negocio) during the second semester of 2009, it shall be adjusted taking into consideration the changes that the entity is being implementing as: Transfer of the treasury to Bogotá, transfer of production applicatives to the server in Bogota, and closing of capture offices of Cali.

  (Chipichape and Unicentro) and Bogotá (Nogal).

Administration -

Board of Directors – The board of directors is the sphere responsible for the approval of policies for treasury operations. It guaranties an adequate organisation, monitoring or follow-up of treasury activities. This responsibility includes setting limits for risk taking in those activities and adopting the necessary organisational measures to limit risks inherent to the treasury business.

The board of directors is also in charge of approving policies, strategies and acting rules the entity shall follow in the development of treasury activities, as approving credit operations in legal currency and/or foreign currency, the market or markets where it may act, the procedures to measure, analyse, monitor, control and manage risks, and the limits of positions under risk in accordance with the type of risk, of business, of counterparty, of product, or of organisational area.

The board of directors has also faculties for approving the procedures to be followed when limits are exceeded or to face strong and unexpected changes in the market. This organism has also the responsibility of analysing and evaluating the type of management and accounting reports both internal and external.

ALCO committee - The main functions are to establish and recommend the Board of Directors risk management policies, objectives, limits and procedures. To follow-up the risk management plan adopted, that shall include operation, follow-up and control procedures of tolerance levels to established risk. To monitor the limit compliance report and authorise excesses based on the attributions granted by the Board of Directors. To implement contingent action procedures in case of losses in maximum levels permitted and approve maximum variation values and variable limits for realizing sensitivities.

Credit committee – The main function of this committee is to establish and make recommendations to the Board of Directors on credit quotas or limits and counterparty of Treasury clients.

Operating risk committee - The main functions of this committee are: to submit for approval of the Board of Directors and the top management, operating risk policies and management regulations and follow-up and control of them. To design the operating risk management strategy of the Corporation and lead its execution, to establish procedures and mechanisms approving methodologies and systems for an adequate management and administration of the operating risk. To know and understand operating risk the Corporation assumes, permanently evaluating risk exposition. To participate in the evaluation on the participation in new markets and the negotiation of new products. To develop strategies for the construction of an operating risk management corporate culture within the Corporation. To evaluate contingency plans and plans for the continuation of the business and establish the necessary resources for its timely execution.

Executive Vice Presidency – The Executive Vice President reports to the Presidency and its main functions, among other functions, are to establish and recommend to the Board of Directors the policies, objectives, limits and procedures for risk administration. To control compliance with portfolio quotas and limits, issuer and counterparty established by the Board of Directors.

Risk manager - The Risk Manager reports to the Executive Vice Presidency and its main functions are to measure risks, verify compliance with established policies and limits, and make risk analysis. This area is also in charge of preparing reports on the compliance with policies and limits and exposure levels for the different risks.

There is an Operating Risk Manager and an assistant who are in charge of developing the Operating Risk Management System (Sistema de Administración de Riesgo Operacional) (SARO) within the Corporation and financial subsidiaries.

There is also a risk coordinator and 3 analysts specialised in the different treasury risks as the market risk, credit and liquidity risk who report to the Manager. It is important to mention that the legal risk is managed by the Legal Vice Presidency.

Credit risk manager - The Credit Risk Manager reports to the Executive Vice Presidency and his/her main functions are to design and implement financial models for credit analysis and counterparty quotas for entities of the non financial sector. Also among his/her functions is that of recommending credit analysis and counterparty quota and finally, to present requested quotas to the corresponding instances. Credit Risk Manager functions are supported by a Credit Manager.

Measurement – During the first semester the Corporation treasury of Corporación Financiera Colombiana S.A. generated net revenues before operating expenses and provisions for a value of $39.160. The ratio revenue/risk taking the average VeR of 2008 indicates that the risk to which the Corporation is being exposed is equivalent to less than one month net income adjusting to the risk profile approved b the Board of Directors.

The VeR per risk module is as follows:

Value in risk per module		VeR
Interest Rates	$	58.089,0
Rates of exchange		807,4
Price of stock		10.394,6
Collective/Joint portfolios		1.561,5
Total value in risk	$	70.852,5

The Corporation defines the position in each financial asset as the portfolio inventory plus purchase commitments – sale commitments.

Peso Portfolio Position (amounts in million Pesos)

Negotiable investment portfolio – The position as of the closing of June 30, 2009 was of $221.301.8

Negotiable portfolio net position – negotiable portfolio plus purchase forwards minus sale forwards $221.301,8

Available for sale investment portfolio – As of the closing of June 30, 2009 this position is of $700.860.7

Investment portfolio up to maturity – As of June 30, 2009 the position was of $96.598.1.

Interest rate swaps – As of the closing of June 30, 2009 the position in the swaps portfolio is equivalent to $2.479,1

Options on fixed revenues securities – As of the closing of June 30, 2009, Corficolombiana had no position in the fixed rate securities option portfolio.

Dollar portfolio positions

Negotiable investments portfolio – As of the closing of June 30, 2009 the position is of $124.333,9

Negotiable portfolio net position – negotiable portfolio plus purchase forwards minus sale forwards $124.338.4

Available for sale investments portfolio – As of the closing of June 30, 2009 this position is of $195.722.98

Investments portfolio until maturity – As of June 30, 2009 the position was of $0.

Foreign currency position – As of the closing of June 30, 2009 the position in USD is equivalent to US$-776.801 other currencies G10 USD$272.362 other currencies latam US$263.038 for a total risk position in TRM of US$-241.401

Foreign currencies Forwards – As of the closing of June 30, 2009, the value of the forwards portfolio is equivalent to $76.644.2

OPCF future contracts – As of the closing of June 30, 2009 the value of the foreign currency futures portfolio is equivalent to $81.9.

Foreign currency options – As of the closing of June 30, 2009 Corficolombiana had no position in the Foreign currency options portfolio.

Loss limits -

Market risk – Daily PyL: The P&L 30 days as of the closing of June 2009 presents a profit excluding operating expenses, of approximately $39.160.

VeR (value in risk) - The total VeR including the currency desk positions in Pesos and Dollars as of the closing of June 30, 2009 is equivalent to $ -1.793 approximately vs. the limit established by the Board of Directors of $ -7.101.0.

MAT (management action trigger) – As of the closing of June 30, 2009, the MAT amounts to $1.342 approximately, vs. the limit established by the Board of Directors of $-7.101.0.

Sensibility analysis (stress test) –

	PERDIDA ESTIMADA EN		
PORTAFOLIO ($MM)	50 PBS	100 PBS	200 PBS
Negociables Pesos	284,33	568,66	1.137,32
Negociables USD	175,45	350,90	701,79
Disponible para la Venta Pesos	24.793,04	49.586,08	99.172,15
Disponible para la Venta USD	6.016,86	12.033,73	24.067,46
Al Vencimiento	N.A	N.A	N.A

Maximum, minimum and average values – The treasury portfolio as of June 2009 behaved as follows:

PORTFOLIO IN PESOS	MAXIMUM	MINIMUM	AVERAGE
Negotiable investments	545.930,8	209.985,25	330.676,2
Investments Available for Sale	700.860,7	417.348,99	522.208,9
Investments up to Maturity	105.757,5	87.784,63	96.522,7
Securities Purchase Forward	0,0	0,00	0,00
Securities Sale Forward	0,0	0,00	0,00

PORTFOLIO IN USD			
Negotiable investments	196.169,9	124.333,9	166.516,9
Investments Available for Sale	195.722,9	130.441,1	165.788,0
Investments up to Maturity	0,00	0,00	0,00
Securities Purchase Forward	-46,4	-2,8	-20,4
Securities Sale Forward	-150,6	0,00	-40,4
DERIVATIVES			
Foreign Currency Purchase Forward	110.981,1	-31.786,8	25.319,1
Foreign Currency Sale Forward	-221.513,7	108.185,2	-52.726,2
OPCF Future Contracts	46,2	-162,0	252,6
Interest Rate Swap	2.479,1	6.475,2	4.516,8
Foreign Currency Options	53,3	0,00	8,8
Securities Options	0,00	87,5	19,3

Liquidity risk – As of the closing of June 30, 2009, these indicators were within the normal limits established. The Trigger IRL indicator at 1 week and the long term liquidity indicators (Medium Term Funding and Cash Capital Position) that define the liquidity status of the entity presented normal status.

Credit risk – During the first semester of 2009, counterparty treasury quotas were assigned according with the methodology previously described and approved by the corresponding spheres.

Control - The Control structure as a fundamental principle has the adequate function segregation between the activities of the front, middle and back office. Thus, treasury operations will develop within an organisational structure that contemplates the following areas and/or functions:

Front Office: Area in charge directly of the negotiation, relationship with customers and commercial aspects of treasury.

Middle Office: Area in charge, among other functions, of measuring risks, verifying compliance with established policies and limits, and conducting risk analyses. This area is also in charge of preparing reports on compliance with the policies and limits, and of exposition levels of the different risks inherent to treasury operations. It is also in charge of periodically reviewing and evaluating the financial instrument valuation and risk measurement methodologies.

Back Office: Is the area in charge of conducting the operating aspects of the treasury, such as closing, recording, and final authorisation of operations.

On the other hand, the Corporation has an on-line limits module that allows controlling risk exposures by counterparty in the different treasury businesses. Additionally, the Middle Office has the support of the limit modules of the different transactional systems: MEC and Set-Fx.

Due to the consolidation of risk controls, the treasury business is at present more stable, and there is a lower risk of potential losses due to market, credit, and liquidity risks associated thereto, and a greater opportunity of reacting before adverse events.

On the other hand, in compliance with the provisions of the Superintendence of Finance of Colombia and applying good Corporate Government practices, Corficolombiana has an internal control system approved by the Board of Directors that allows the entity to carry its operations in a controlled manner and to reach its corporate goals.

General principles that inspire these guidelines are contained in the Code of Ethics and Conduct that includes behaviour guidelines expressly indicated by the Board of Directors with respect to the commitment expected from all employees with the internal control system, ethics in business, interest conflicts and handling of privileged information, among others.

In order to reinforce the internal control system and avoid market undue behaviours, the Corporation carries out annual training sessions with the purpose of divulging and reinforcing institutional guidelines on this issue, and making evaluations that allow Corficolombiana to determine the effectiveness of these principles, presenting the top management a summary of the results, in order to adopt the necessary improvements to reinforce the prevention and control system.

32. LEGAL CONTROLS

As of June 30 2009 and December 31st, 2008 the Corporation complied with each of its obligations and legal duties with respect to, among other things, points to own position, capital investments, technical equity, cash reserve and in general with all instructions given by vigilance and control entities as well as legislative bodies.

33. ASSET LAUNDERING RISK

Asset laundering risk and financing of terrorism are understood as the possibility of economic loss or harm to the good name the Corporation could suffer should it be used directly or through its operations as an instrument for asset laundering or for canalising resources for terrorist actions or when the intention is to hide assets coming from said activities through the entity.

By virtue of the foregoing and being conscious of its compromise to fight against criminal organisations, the Corporation has adopted the necessary mechanisms to avoid the occurrence of these events that may negatively affect its results and its business. This is why Corporación Financiera Colombiana has an Asset Laundering and Financing of Terrorism Risk Administration System- SARLAFT, integrated by stages and elements that contain policies, procedures and

methodologies for the identification, evaluation, control and monitoring of these risks and also knowledge of customers and their operations with the Corporation, market segments served, transaction monitoring, personnel training and co-operation with the authorities. This system is contained in the SARLAFT Manual approved by the Board of Directors and is administered by the Compliance Official who is responsible for constantly prevention mechanisms in order to establish their effectiveness and compliance by all the employees of the Corporation.

The SARLAFT was established by the Superintendence of Finance of Colombia by means of External Circular Letter 22 of April 19, 2007, and its modifications to External Circular Letters 61 of December, 2007 and June 26, 2008. By virtue of these modifications, the Corporation transformed the Integral System for Prevention of Asset Laundering SIPLA in the Asset Laundering and Financing of Terrorism Risk Administration System- SARLAFT, (Sistema de Administración del Riesgo de Lavado de Activos y de la Financiación del Terrorismo SARLAFT); therefore, the Board of Directors by recommendation of the management and the Compliance Official, approved in the second half of 2007 the corresponding up-dates to the SARLAFT Manual. According with measurements made in 2008 and 2009, the company maintains low risk levels; notwithstanding, they are monitored quarterly.

The Compliance Official and his/her substitute are in charge of the supervision of controls to prevent these risks; Management and the Board of Directors also supervise through the reports presented by the Compliance Official. Additionally the Comptroller Office and the Fiscal Auditor Office make evaluations to verify is internal controls established are efficient to prevent the risk.

Profit Distribution Project
July - December
2008

CORPORACIÓN FINANCIERA COLOMBIANA S.A.
PROFIT DISTRIBUTION PROJECT
JUNE 30, 2009

Profit before Taxes			$	142,815,883,801.32
Minus: tax provision			$	4,550,000,000.00
Profit of the Period after Taxes:			$	138,265,883,801.32
Liberate reserve future distributions:			$	150,759,024,654.12
Profit available for the Assembly :			$	289,024,908,455.44
Reserve on investment valuation Decree 2336 /95	$	26,874,248,485.00		
Reserve for future distributions	$	152,150,659,970.44		
Dividend in cash of $642 per share on the 160.543.030 ordinary shares and the 10.772.923 preferential shares subscribed and paid as of June 30, 2009. This dividend shall be paid in six monthly instalments, within the first five days of each month from October 2009.		$110,000,000,000.00		
	$	-		
EQUAL AMOUNTS	**$**	**289,024,908,455.44**	**$**	**289,024,908,455.44**

FINANCIAL INDICATORS

ANALYSIS OF FINANCIAL INDICATORS

1. Asset Quality Indicators

Bearing in mind that the Corporation has no intermediary operations, indicators analysed hereunder are basically related to goods received in payment and we see they show good behaviour as they continue to decrease, they represent a low percentage of total assets and they maintain an adequate coverage level.

2. Solvency Indicator

The level required by the Superintendence of Finance establishes that the Technical Patrimony of financial intermediaries shall correspond to 9% of the value of weighted assets by their level risk. In the case of the Corporation, it complies with established limits recording as of June 30, 2009 a solvency indicator of 46.16%.

3. Profitability and Efficiency Indicators

For the first semester of 2008, asset profitability corresponded to 7.40%, better than that of the two semesters of the former year. Equity profitability was also greater than that recorded in the former two semesters, amounting 13.92% thus reflecting good results of the entity.

Gross financial margin was 4.78%.

With respect to the indicator that relates administrative expenses with average assets it is of 2.05% as of June 2009 showing the Corporation's effort with respect to its expenses policy to decrease this indicator.

4. Annual Growth Measures

During the July 2008 - June 2009 period deposits presented an 11.52% increase, showing stability of the funding structure of the Corporation.

In the same period, equity increased in 13.39%, where the valorisation account made the biggest contribution.

The investments item presented as of June 2009 an increase of 15.71%. The Corporation continued with the policy of rotating the variable income portfolio with the purpose of generating greater profitability and the behaviour of interest rates boosted the growth of the fixed rate portfolio.

During the first semester of 2009, Corporación Financiera Colombiana received the AAA rating for its long term debt a rating granted by Duff And Phelps in June and in November 2008 it received the same rating by BRC Investor Services. The AAA rating is the highest rating for the long term debt, what means that the credit quality of the Corporation is very high and that risk factors are nearly nonexistent. Additionally, for the short term debt the Corporation obtained DP1+ and BRC1+ ratings.

CORPORACION FINANCIERA COLOMBIANA S.A.
Main Financial Figures and Financial Indicators
In Million Pesos

	Jun-07	Dec-07	Jun-08	Dec-08	Jun-09
Balance					
Total Assets	3,112,424	3,400,097	3,469,099	3,430,914	3,974,753
Total Net Portfolio	89	-	-	-	-
Total Investments	2,416,534	2,679,552	2,678,410	2,706,713	3,099,142
Total Portfolio Provisions	2	-	-	-	-
Total Deposits	867,503	965,148	1,045,852	1,055,009	1,166,316
Total Equity	1,511,049	1,793,219	1,894,640	1,953,101	2,148,427
Averages Year Elapsed					
Assets	2,988,379	3,007,241	3,426,461	3,444,663	3,803,343
Gross Portfolio	39,669	21,381	-	-	-
Equity	1,509,551	1,542,187	1,820,546	1,855,265	2,053,588
Result Status					
Interest Revenue	45,032	51,486	8,604	20,453	3,027
Interest Expenses	51,729	113,198	75,797	169,010	65,549
Interest Net Margin	**(6,697)**	**(61,711)**	**(67,192)**	**(148,557)**	**(62,522)**
Net Income different to Interests	**124,449**	**272,416**	**171,884**	**404,510**	**244,155**
Investments Valuation	(14,127)	(2,946)	13,757	34,260	42,261
Profit or Loss sale, Dividends Investments	99,103	195,033	140,619	321,142	180,518
Financial Services	5,258	13,800	2,428	4,153	3,956
Profit or Loss sale, Portfolio	-	-	-	-	-
Foreign Currency, net	(25,247)	(11,000)	(15,014)	12,157	(33,410)
Derivatives, Net	59,462	77,529	30,094	32,798	50,830
Other	-	-	-	-	-
Gross Financial Margin	**117,752**	**210,705**	**104,691**	**255,953**	**181,633**
Administrative Expenses	(35,639)	(69,886)	(38,385)	(66,395)	(38,836)
Operating margin before provisions and dep. and amort.	**82,113**	**140,819**	**66,307**	**189,558**	**142,798**
Net Provisions	7,091	35,033	10,954	17,010	297
Operating Margin before dep. and amort.	**89,204**	**175,852**	**77,261**	**206,567**	**143,095**
Depreciations and Amortisations	(3,209)	(5,389)	(2,601)	(5,333)	(2,562)
Other Non Operating Revenues and Expenses	24,308	45,679	27,102	31,126	2,283
Income Tax	(5,040)	(10,480)	(4,450)	(7,583)	(4,550)
Net Profit or Loss	**105,263**	**205,662**	**97,312**	**224,778**	**138,266**

CORPORACION FINANCIERA COLOMBIANA S.A.
Main Financial Figures and Financial Indicators
In Million Pesos

	Jun-07	Dec-07	Jun-08	Dec-08	Jun-09
Assets Quality Indicators					
Gross Portfolio	91	-	-	-	-
Non productive Portfolio (CDE)	-	-	-	-	-
Due Portfolio	-	-	-	-	-
Total Goods received in payment, Gross	36,479	30,892	26,077	25,719	26,310
Total Provisions Goods received in payment	(29,027)	(24,688)	(20,846)	(20,265)	(20,303)
Total productive Assets x rating	2,799,900	3,030,665	2,974,506	2,810,267	3,230,976
Total Liabilities with cost	1,512,823	1,509,765	1,481,275	1,405,653	1,738,855
Total Non Productive Assets x rating	89,968	63,404	89,282	55,366	182,578
Gross Portfolio/Asset	0.00%	0.00%	0.00%	0.00%	0.00%
In force Portfolio/Gross Portfolio	100.00%	0.00%	0.00%	0.00%	0.00%
Due Portfolio / Gross Portfolio	0.00%	0.00%	0.00%	0.00%	0.00%
Portfolio Rated CDE / Gross Portfolio	0.00%	0.00%	0.00%	0.00%	0.00%
Provisions / Gross Portfolio	2.00%	0.00%	0.00%	0.00%	0.00%
Provisions / Due Portfolio	0.00%	0.00%	0.00%	0.00%	0.00%
Provisions CDE / Portfolio Rated CDE	0.00%	0.00%	0.00%	0.00%	0.00%
Productive Assets x rating / Liabilities with cost	185.08%	200.74%	200.81%	199.93%	185.81%
Non Productive Assets by ratting / Assets	4.06%	2.77%	3.33%	2.36%	5.26%
Non productive Assets by rating / Equity	5.95%	3.88%	4.99%	3.11%	8.78%
Provision Net BRP / Total Assets	0.24%	0.18%	0.15%	0.16%	0.15%
Solvency Indicators					
Equity / Assets	48.55%	52.74%	54.61%	56.93%	54.05%
Solvency with VaR	48.64%	51.11%	48.77%	51.89%	46.16%
Liquidity Indicators					
Net Portfolio / Assets	0.00%	0.00%	0.00%	0.00%	0.00%
Net Portfolio / Deposits	0.01%	0.00%	0.00%	0.00%	0.00%
Profitability and Efficiency					
Equity Loss (Equity/Social Capital + Guaranty Capital)	914	1,084	1,126	1,148	1,254
Annual ROA (Profit/Average Assets year elapsed)	7.17%	6.84%	5.76%	6.53%	7.40%
Annual ROE (Profit/Average Equity year elapsed)	14.43%	13.34%	10.98%	12.12%	13.92%
Average Assets / Financial Income	6.05	3.83	3.74	1.72	3.24
Assets / Equity	2.06	1.90	1.83	1.76	1.85
Gross Financial Margin / Average Assets year elapsed	3.94%	7.01%	3.06%	7.43%	4.78%
Administrative Expenses / Gross Financial Margin	30.27%	33.17%	36.66%	25.94%	21.38%
Administrative Expenses / Average Assets	2.40%	2.32%	2.25%	1.93%	2.05%
Average profitability of placements	289.13%	289.13%	0.00%	0.00%	0.00%
Interest Expenses/Productive Assets Annual by rating	3.73%	3.74%	5.16%	6.01%	4.10%
Annual Growth measures					
Total Assets	-4.00%	4.88%	11.46%	0.91%	14.58%
Total Net Portfolio	-99.77%	-100.00%	-100.00%	N.A.	N.A.
Total Investments	1.04%	12.04%	10.84%	1.01%	15.71%
Total Portfolio Provisions	-99.98%	-100.00%	-100.00%	N.A.	N.A.
Total Deposits	-13.42%	-3.68%	20.56%	9.31%	11.52%
Total Equity	-2.65%	15.52%	25.39%	8.92%	13.39%
L.P. Rating	AA+	AA+	AAA	AAA	AAA
C.P. Rating	DP1+	DP1+	DP1+	DP1+ / BRC1+	DP1+ / BRC1+